Form 10-K, Exhibit 13
period 1993-12-31
CINCINNATI FINANCIAL CORP
filed 1994-03-30
CIK 20286

                                   EXHIBIT 13


Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1993.

                Segment information from page 30 (incorporated into Item 1).
                ------------------------------------------------------------


CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

SEGMENT INFORMATION

   The Company operates principally in two industries--property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below (000's omitted). Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                                      Revenue                                Income Before Income Taxes
                                   -------------------------------------------      -------------------------------------------
                                       1993            1992            1991             1993            1992            1991
                                   -----------     -----------     -----------      -----------     -----------     -----------
Property/casualty
   insurance  . . . . . . . .      $ 1,092,135     $   992,335     $   903,465      $    (3,429)    $   (22,687)    $    (5,067)
                                   -----------     -----------     -----------
Life/health insurance . . . .           48,656          46,437          44,111              357          (2,880)         (2,644)
                                   ------------    -----------     -----------

Investment income (less expenses):
   Required interest
   on life reserves . . . . .           16,444          17,568          15,495
   Other  . . . . . . . . . .          222,992         201,374         177,725          222,992         201,374         177,725
                                   -----------     -----------     -----------
                                       239,436         218,942         193,220
                                   -----------     -----------     -----------
Realized gain on investments            51,529          35,885           7,641           51,529          35,885           7,641
                                   -----------     -----------     -----------
Other . . . . . . . . . . . .           10,396          10,552          12,698            5,578           6,138           8,512
                                   -----------     -----------     -----------

General corporate expenses  .                                                           (10,032)         (8,636)         (9,036)
                                                                                    -----------     -----------     -----------
      Total . . . . . . . . .      $ 1,442,152     $ 1,304,151     $ 1,161,135      $   266,995     $   209,194     $   177,131
                                   ===========     ===========     ===========      ===========     ===========     ===========

                                               Identifiable Assets
                                   -------------------------------------------
                                       1993            1992            1991
                                   -----------     -----------     -----------
Property/casualty
   insurance  . . . . . . . .      $ 2,736,960     $ 2,463,767     $ 2,136,925
Life/health insurance . . . .          688,516         617,221         561,206
Other . . . . . . . . . . . .           42,822          44,530          47,224
Corporate assets  . . . . . .        1,133,990         973,195         768,394
                                   -----------     -----------     -----------
                                   $ 4,602,288     $ 4,098,713     $ 3,513,749
                                   ===========     ===========     ===========

                Text data from pages 7, 9, 10, 11 and 12 (incorporated into Item
                ----------------------------------------------------------------
                1).
                ---

PROPERTY CASUALTY INSURANCE
- ---------------------------



    Double-digit growth returned in 1993 as gross written premiums of our three property casualty affiliates rose 11.6 percent to $1.217 billion. Soft market conditions and price competition for commercial business lingered through the year. However, we saw healthy growth above our 15 percent general target in six established, profitable states with premiums in the range of thirty to sixty million dollars each. Expected growth continued in start-up states like Kansas, Missouri and Nebraska.
    The combined loss and expense ratio improved to 100.1 percent versus 101.8 percent for 1992. This indicates that claims and expenses cost slightly more than premiums. The Cincinnati Companies once again outperformed the industry average, estimated between 108 and 109 percent. Because we don't market in California and don't write flood insurance, we were unscathed by the earthquakes, fires, mud and floods that filled American television screens this year. A March blizzard in eastern states and severe storms in the Midwest in June brought us 1993 catastrophe losses of $22.6 million, improved from $27.4 million last year.
    The pace and magnitude of recent natural disasters caused us to review our potential liability for huge claims in coastal areas. We closed four agencies in South Carolina this November, controlling our exposure there estimated in the range of two to three billion dollars. Similar action was not necessary in other coastal states. Their more favorable regulatory climates allow us to make a profit in good years to buffer catastrophic losses in other years. To achieve growth as well as disperse risks geographically, we'll begin marketing during 1994 in Maryland and Arkansas. We're also considering new territories in high growth states of Michigan and Missouri.
    We passed a milestone this year as commercial and personal umbrella liability business reached $100 million. Our premiere coverage form gives agents a quality product to protect families and businesses from large damage awards and defense costs.

COMMERCIAL LINES

    Gross written premiums from commercial lines totaled $831.7 million. Insurers price commercial general liability and workers' compensation policies based on estimates of payroll, sales and other factors that measure the risk. When actual results are reviewed at the end of the policy term, the policyholder may deserve a refund or need to pay additional premium. To improve our service for these accounts, we are placing our own staff auditors in field territories. Unlike independent auditors we previously hired, they form relationships and advise policyholders about keeping records, limiting liabilities and developing accurate estimates of exposures to risk. Use of independent contractors will be phased out and staff auditors added in areas of Indiana, North

Carolina and Pennsylvania during 1994.
    17.8 percent of our business comes from workers' compensation. Loss experience on the business written directly through our agents has gradually improved. Based on our volume in a state, regulators also levy assessments, which are our share of the loss from workers' compensation business no insurer was willing to write. In 1993, our assessments totaled $17.1 million.
    During 1993, we retooled our Dentist's Package Policy and Electronic Data Processing coverage to give agents more competitive, up-to-date products. Early in 1994, we began state-by-state launching of a new Financial Institutions Package and revised Kidnap/Ransom and Extortion coverage. Later this year, a new Service Industry Bond will be introduced to cover cleaning and messenger services, locksmiths, decorators, appliance caterers and similar risks. Marketing representatives will personally call attention to these important products during agency visits.
    Consumers want the three-year rate guarantee Cincinnati offers on many coverages. This guarantee means stable prices for policyholders and less expense for us as we keep policies on our books without annual renewal paperwork. Agents who expect prices to go up in the near future have begun transferring accounts from other carriers to Cincinnati.

PERSONAL LINES

    Gross written premiums from personal lines totaled $385.1 million.
    This year underwriters conducted reunderwriting programs with many agencies. Agents responded positively to the underwriters' personal interest and visits. As agents pay more attention to renewal accounts, their clients are getting improved service and many agencies find they are underwriting more profitably.
    Product plans for 1994 include revision of Cincinnati's Personal Umbrella Liability Policy and development of a Residential Business Program.

LIFE INSURANCE
- --------------

    The Cincinnati Life Insurance Company's 1993 earnings reached $28.4 million after taxes and realized gains, up 19.6 percent from 1992. Operating earnings were $18.1 million versus $17 million last year, up 5.9 percent. Earned premiums rose 4.8 percent to $48.7 million.
    Our independent agents sell life insurance so customers can depend on them for the convenience of full service. Additionally, an agency's life insurance earnings are not subject to the same cyclical ups and downs as their property casualty business. The increased account retention and the stream of income from life sales are strong motivators for customer-driven agents--and we benefit right along with them.
    Local independent agencies are Cincinnati Life's primary distribution system. We have helped recruit life producers for them, streamlined our portfolio and upgraded policies that appeal to their existing accounts. These agencies produced approximately 80 percent of new life insurance business in 1993.
    A consumer flight to quality is developing in response to highly publicized criticism of some life insurers and their practices. Cincinnati Life is financially strong, with $277 million of surplus. Our policyholders can trust the established integrity of the Cincinnati Companies and our agents.
    We began marketing a new series of guaranteed premium whole life products during 1993. Unlike interest-sensitive universal life policies popular in the 1980s, they feature fixed premiums and guaranteed cash value buildup for those who need absolute peace of mind. The Last Survivor Joint Whole Life Policy provides cash to pay estate taxes; the Joint Whole Life Policy covers two people and is payable at the first death to fund children's education, mortgage protection, income replacement or business buy-sell agreements. Life regional directors and property casualty marketing representatives visited agencies personally to introduce this series of products.
    During 1993, Cincinnati Life invited the Corporation's associates to "Think Life" and tapped their most promising ideas as starting points for 1994 activities. We created materials to help agents discover prospects for two basic life products; our new HomeOwner Protector offers decreasing term coverage for mortgages and the Juvenile Convertible Term Policy offers a death benefit plus an option for conversion to permanent insurance without evidence of insurability. These products add practical value to a family's insurance program and their simplicity should encourage agents just beginning to understand the benefits of cross-selling.

FINANCIAL SERVICES

    CFC Investment Company's 1993 pre-tax earnings were $2.9 million, up 5.9 percent compared to 1992. Tax expense (including adjustments to prior periods) reduced 1993 net income to $1.7 million versus $1.9 million in 1992.
    Our independent agents provide added financial services for their business clients in order to strengthen relationships and to complete their picture of the client's overall financial health. CFC Investment Company exists to capture this advantage for Cincinnati's agents, their clients and other customers in our geographic operating area.
    The Company writes leases and loans on office and medical equipment, computers, vehicles and many other types of equipment. Although 1993's volume of new finance transactions exceeded 1992's, low interest rate availability led to many early account payoffs. Receivables declined 6 percent to $22.8 million as of December 31, 1993. Fully 99.7 percent of accounts were paid current at year-end.
    CFC Investment Company also manages corporately owned real estate, including CFC Headquarters properties and three office buildings held for investment purposes. The investment buildings continue to average 95 percent occupancy and operate with positive cash flow.
    Two years ago, the Cincinnati Companies committed to a program of planning for agency perpetuation. CFC Investment Company contributed to this effort in cases where principals of profitable agencies suddenly died or retired without good plans. The Company took temporary ownership while new independent owners were recruited and trained. Of three agencies held at year-end, two were successfully turned over to new owners on January 1, 1994, protecting $4.4 million of Cincinnati premiums.

                1993 Premium chart from page 9 (incorporated into Item 1).
                ----------------------------------------------------------

1993 GROSS WRITTEN PREMIUMS BY LINES OF BUSINESS (DOLLARS IN MILLIONS)

                              Private
 State  of        Home-      Passenger       Commercial          Multi-           Workers'
 Operation        owners        Auto            Auto             Peril          Compensation          Bond
- ------------------------------------------------------------------------------------------------------------
     AL             7.2         8.6              4.2             10.5                5.0               0.1
     AZ             0.0         0.0              4.8              6.5                0.3               0.0
     FL             3.0         5.8              6.2             10.3                5.0               0.8
     GA            12.3        22.4              8.1             12.7               14.9               0.6
     IL             8.3        14.8             13.7             25.9               30.9               1.6
     IN            14.1        32.1             12.1             23.0               20.4               1.1
     IA             1.3         2.7              3.3              8.3                9.4               0.0
     KS             0.2         0.2              1.0              2.6                2.1               0.0
     KY             2.7         6.6              3.8              8.1                4.9               0.6
     MI             5.1         0.0              7.4             17.6               13.3               0.6
     MO             0.2         0.1              1.3              2.8                2.3               0.0
     NE             0.4         0.8              1.4              2.5                3.7               0.0
     NC             0.0         0.8              7.3             13.2                8.4               0.3
     OH            43.1       122.0             37.5             67.5                0.0               5.0
     PA             0.0         0.0              9.0             13.2               17.1               0.8
     SC             0.0         0.0              5.1              8.2                3.5               0.1
     TN             1.0         1.3              4.0              6.5                4.1               0.8
     VA             4.6         8.1              9.1             14.2                8.7               0.3
     WV             0.3         0.0              1.6              2.2                0.0               0.1
     WI             2.7         7.6              2.8              5.8                6.3               0.2
 All Other
  States            0.2         0.2              1.1              2.8                4.9               0.2
  Assumed
Reinsurance         0.3         0.1              2.0              6.1               51.5               0.0
   1993
  TOTALS          106.0       234.2            146.8            270.5              216.7              13.2
% of Total
   1993             8.7        19.2             12.1             22.2               17.8               1.1
   1992
  Totals          100.7       227.1            127.2            234.5              174.6              12.3
% of Total
  1992              9.2        20.8             11.7             21.5               16.0               1.1



                                                                                                           %
  State of       General        Umbrella         Product        Other       1993          1992          Increase/
 Operation      Liability       Liability       Liability       Lines       Totals        Totals        Decrease
     AL            0.8             4.6             0.5           2.6         44.1          40.5             8.9
     AZ            0.9             1.4             0.4           0.5         14.8          13.8             7.2
     FL            1.6             3.2             0.4           3.1         39.4          37.5             5.1
     GA            1.0             4.9             1.0           4.0         81.9          81.0             1.1
     IL            4.8             8.8             2.1           7.4        118.3         107.1            10.5
     IN            2.9            10.5             2.5           6.1        124.8         116.8             6.8
     IA            0.8             3.5             0.7           1.3         31.3          26.7            17.2
     KS            0.1             0.6             0.2           0.4          7.4           4.8            54.2
     KY            1.2             2.6             0.6           1.5         32.6          27.7            17.7
     MI            1.9             6.0             1.3           3.6         56.8          47.3            20.1
     MO            0.2             0.8             0.2           0.6          8.5           3.6           136.1
     NE            0.2             0.8             0.2           0.4         10.4           7.7            35.1
     NC            1.1             3.8             0.8           1.7         37.4          29.6            26.4
     OH           10.2            34.0             5.9          17.4        342.6         329.8             3.9
     PA            2.3             3.1             1.0           2.6         49.1          37.9            29.6
     SC            0.7             2.0             0.4           1.2         21.2          20.6             2.9
     TN            0.7             2.2             0.6           1.0         22.2          19.2            15.6
     VA            1.5             4.1             0.9           2.5         53.0          49.0             8.2
     WV            0.2             0.6             0.1           0.4          5.5           5.4             1.9
     WI            0.5             2.7             0.5           1.5         30.6          26.4            15.9
  All Other
   States          0.6             0.0             0.8           2.6         13.4           7.3            82.6
  Assumed
 Reinsurance       0.3             0.0             1.1          10.1         71.5          50.2            42.4
   1993
  Totals          34.5           100.2            22.2          72.5       1216.8           --             11.6
% of Total
   1993            2.8             8.2             1.8           6.1        100.0           --              --
   1992
  Totals          30.7            92.5            25.0          65.2          --         1089.9             --
% of Total
   1992            2.8             8.5             2.3           6.1          --          100.0             --

                "Price range of Common Stock" section from page 5 (incorporated
                ---------------------------------------------------------------
                into Item 5).
                -------------

PRICE RANGE OF COMMON STOCK


    Cincinnati Financial Corporation had approximately 8,850 shareholders of record as of December 31, 1993. Most of CFC's 1,975 associates own stock in their Company.
    CFC shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of the NASDAQ (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices. Sale prices and dividends paid have been adjusted to reflect the three-for-one stock split on April 24, 1992.

                                      1993
- ---------------------------------------------------------------------------
    QUARTER                 1ST          2ND          3RD           4TH
    HIGH                    $66          $63 7/8      $60 3/4       $59 1/8
    LOW                      58 3/4       51           56 3/4        51 1/2
    DIVIDEND PAID           .26          .28          .28           .28

                                      1992
- ---------------------------------------------------------------------------
    QUARTER                 1ST          2ND          3RD           4TH
    HIGH                    $40 7/8      $45 1/4      $52 3/4       $61 3/4
    LOW                      34 3/8       40 1/8       44            54 1/4
    DIVIDEND PAID           .23          .25          .26           .26

                "Selected Financial Information" from pages 18 and 19
                -----------------------------------------------------
                (incorporated into Item 6).
                ---------------------------

SELECTED FINANCIAL INFORMATION
(000 omitted except per share amounts)

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES
- ----------------------------------------------------------------------------------------------------------------------------
                                                                              Years Ended December 31,
                                                            1993               1992              1991               1990
                                                        -----------        -----------        -----------        -----------
TOTAL ASSETS*.....................................      $ 4,602,288        $ 4,098,713        $ 3,513,749        $ 2,626,156
LONG-TERM OBLIGATIONS.............................      $    80,000        $    80,000        $       182        $       202

- ----------------------------------------------------------------------------------------------------------------------------

REVENUES
Premium Income....................................      $ 1,140,791        $ 1,038,772        $   947,576        $   871,196
Investment Income (Less Expense)..................          239,436            218,942            193,220            167,425
Realized Gain (Loss) on Investments...............           51,529             35,885              7,641              1,488
Other Income......................................           10,396             10,552             12,698              8,822
NET INCOME BEFORE REALIZED GAINS..................
AND LOSSES ON INVESTMENTS
In Total..........................................      $   182,530*           147,669        $   141,273        $   128,052
Per Common Share..................................             3.56*              2.93               2.84               2.59
NET INCOME
In Total..........................................      $   216,024*           171,325        $   146,280        $   128,962
Per Common Share..................................             4.20*              3.39               2.94               2.61

- ----------------------------------------------------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED
Per Common Share..................................      $      1.12        $      1.03        $       .91        $       .81

CASH DIVIDENDS PAID
Per Common Share..................................      $      1.10        $      1.00        $       .89        $       .79

- ----------------------------------------------------------------------------------------------------------------------------

* 1993 earnings include a credit for $13,845,000 ($.26 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109; and 1993 earnings include a net charge of $8,641,000 ($.17 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items. Total assets prior to 1993 have been restated to reflect changes required by FASB Statement No. 113.


CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES
- ----------------------------------------------------------------------------------------------------------------------------
                                                            1989               1988              1987               1986
                                                        -----------        -----------        -----------        -----------
TOTAL ASSETS*.....................................      $ 2,602,990        $ 2,163,341        $ 1,828,032        $ 1,581,591
LONG-TERM OBLIGATIONS.............................      $       753        $       890        $     3,898        $     8,468

- ----------------------------------------------------------------------------------------------------------------------------

REVENUES
Premium Income....................................      $   813,313        $   754,335        $   747,266        $   666,892
Investment Income (Less Expense)..................          149,285            130,885            108,915             90,875
Realized Gain (Loss) on Investments...............            4,678              6,423              3,845             13,881
Other Income......................................            7,134             10,281              7,686              1,932
NET INCOME BEFORE REALIZED GAINS..................
AND LOSSES ON INVESTMENTS
In Total..........................................      $   111,477        $   124,618        $    90,714        $    83,477
Per Common Share..................................             2.27               2.57               1.89               1.72
NET INCOME
In Total..........................................      $   114,490        $   128,748        $    93,154        $    93,471
Per Common Share..................................             2.33               2.65               1.94               1.93

- ----------------------------------------------------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED
Per Common Share..................................      $       .72        $       .58        $       .49        $       .42

CASH DIVIDENDS PAID
Per Common Share..................................      $       .69        $       .57        $       .47        $       .41

- ----------------------------------------------------------------------------------------------------------------------------

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES
- ---------------------------------------------------------------------------------------------------------
                                                            1985               1984              1983
                                                        -----------        -----------        -----------
TOTAL ASSETS*.....................................      $ 1,272,242        $   995,392        $   881,212
LONG-TERM OBLIGATIONS.............................      $     8,825        $    13,741        $    16,944

- ---------------------------------------------------------------------------------------------------------

REVENUES
Premium Income....................................      $   513,864        $   412,974        $   373,443
Investment Income (Less Expense)..................           76,561             65,237             54,741
Realized Gain (Loss) on Investments...............            3,528              1,960               (368)
Other Income......................................            2,554              1,470              1,185
NET INCOME BEFORE REALIZED GAINS..................
AND LOSSES ON INVESTMENTS
In Total..........................................      $    52,452        $    67,350        $    47,040
Per Common Share..................................             1.10               1.43               1.01
NET INCOME
In Total..........................................      $    54,993        $    68,725        $    46,775
Per Common Share..................................             1.16               1.46               1.00

- ---------------------------------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED
Per Common Share..................................      $       .39        $       .35        $       .30

CASH DIVIDENDS PAID
Per Common Share..................................      $       .38        $       .33        $       .29

- ---------------------------------------------------------------------------------------------------------

Per share data are adjusted for three-for-one stock split on April 24, 1992, two-for-one stock split in 1985, for stock dividends of 5% in 1984 and 1987, and 10% in 1982. Total assets and premium income amounts prior to 1989 have been restated to reflect changes required by FASB Statement No. 97.

                "Management Discussion" from pages 31 and 32 (incorporated into
                ---------------------------------------------------------------
                Items 1 and 7).
                ---------------

MANAGEMENT DISCUSSION



CINNCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

   This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

RESULTS OF OPERATIONS

   The Company's $216 million net income for 1993 reflected a $44.7 million,
26.1 percent, increase over 1992. Net income for 1992 and 1991, respectively, reflected 17.1 percent and 13.4 percent increases from the preceding years. 1993 net income includes credit for $13.8 million cumulative effect on prior years of a change in accounting for income taxes. 1993 net income also includes an $11.2 million charge and $2.6 million credit related to the tax effects of the increase in tax rates on unrealized appreciation of investment in equity securities and on accumulated other temporary book-tax differences as of January 1, 1993. Realized gains on investments (net of income taxes) were $33.5 million for 1993, compared to $23.7 million in 1992 and $5 million in 1991. The effect on income per share of various matters discussed herein is illustrated in the following summary:

                                            1993         1992         1991
                                           ------       ------       ------
Net income excluding
  the items below.................         $ 3.75       $ 3.28       $ 2.91
Realized gains....................            .64          .46          .10
Catastrophe losses................           (.28)        (.35)        (.07)
Effect of tax rate change:
  Unrealized appreciation.........           (.22)         -0-          -0-
  Other prior year differences....            .05          -0-          -0-
Cumulative effect of accounting
  change..........................            .26          -0-          -0-
                                           ------       ------       ------
Net income per share..............         $ 4.20       $ 3.39       $ 2.94
                                           ======       ======       ======

   The Company has continued in the same lines of property casualty business and has continued not to market in California and not to write flood insurance. The Company continues to review exposure for huge disasters and to reduce coverage in certain coastal areas. Developing newer territories has helped the property and casualty operations increase premium income. Premium income amounted to $1.092 billion for 1993, an increase of 10 percent over 1992. 1992 and 1991 reflected increases of 9.8 percent and 9 percent, respectively. The combined loss and expense ratio for the Company's property and casualty operations was 100.1 percent for 1993, 101.8 percent for 1992 and 99.7 percent for 1991.
   The Company incurred catastrophe losses (net of reinsurance) of $22.6 million, $27.4 million and $5.4 million in 1993, 1992 and 1991, respectively.
   Uncertainty always exists as to the adequacy of established reserves. The Company has consistently established property casualty insurance reserves, including adjustment of estimates as facts become known, using information from internal analysis and review by external actuaries. Because of the stability of the Company's book of business, management believes that uncertainty as to reserves is less than it otherwise would be.
   Total life and annuity and accident and health premium income remained relatively level over the past three years at $48.7 million, $46.4 million and $44.1 million for 1993, 1992 and 1991, respectively.
   Investment income increased 9.4 percent to $239.4 million in 1993. Investment income was $218.9 million in 1992 and $193.2 million in 1991, increases of 13.3 percent and 15.4 percent, respectively. Increases in investment income have principally been the result of investing the cash flows from operating activities and the Company's strategy in 1992 and 1991 to shift to relatively more investments in securities whose income therefrom is taxable and higher yielding than tax-exempt investments.
   The Company's income tax expense, $64.8 million, $37.9 million and $30.9 million for 1993, 1992 and 1991, respectively, has increased to a larger portion of pretax income primarily because of the effects of a tax rate increase signed into law in 1993 and the Company's strategy to shift to relatively more investments in securities whose income is taxable as mentioned above. As discussed in the Notes to Consolidated Financial Statements and above, 1993 income tax expense includes an $11.2 million charge and a $2.6 million credit related to the effect of the income tax rate change on unrealized appreciation on investments in equity securities and on other prior years' temporary book-tax differences. The Company incurred no additional alternative minimum tax expense for 1993 or 1992 and recognized $2.8 million in 1991 of additional alternative minimum tax expense in excess of taxes on a regular basis. The alternative minimum basis effectively taxes certain income that is exempt from taxation on a regular tax basis.
   Statutory risk based capital requirements, effective for life companies in 1993 and for property casualty companies in 1994, are not expected to significantly affect the Company's operations.

CASH FLOWS AND LIQUIDITY

   Net cash provided by operating activities amounted to $363.2 million, $329.1 million and $328.7 million for 1993, 1992 and 1991, respectively. Operating cash flows have been more than sufficient to meet all operating needs and provide for financing needs and increased investments. Management expects that this situation will continue because of no substantial changes in the Company's mix of business, protection by reinsurance agreements with financially stable companies and no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 6 percent of gross premiums in each of the last three years.
   The Company used $333.4 million in 1993, $334.5 million in 1992 and $307.2 million in 1991 in investing activities. Net cash flows used in additions to fixed maturity and equity securities, respectively, amounted to $113 million and

$212 million in 1993, $162 million and $165 million in 1992 and $244 million and $48 million in 1991.
    Proceeds from $80 million of convertible debentures issued in 1992 (maturing in 2002) were used to reduce short-term debt ($40 million) and to increase working capital of subsidiaries.
    Cash and marketable securities of $4.127 billion make up 89.7 percent of the Company's $4.602 billion of assets; this compares to 89.3 percent in 1992 and 87.8 percent in 1991. The Company has only minor investments in real estate and mortgages, which are typically illiquid. Information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements. As discussed in such notes, the Company's insurance reserve liabilities are estimated by management based upon Company experience data. Such reserves are related to various lines of business and will be paid out over various future periods. The Company has continued to utilize some short-term debt.

INVESTMENTS

    The Company's primary investment strategy is to maintain liquidity to meet both its immediate and long-range insurance obligations through the purchase and maintenance of medium-risk, fixed maturity and equity securities, while earning optimal returns on medium-risk equity securities which offer growing dividends and capital appreciation.
    The Company's investment decisions on an individual insurance company basis are influenced by insurance statutory requirements, which are designed to protect policyholders from investment risk. Cash generated from insurance operations is almost entirely invested in either corporate, governmental, municipal, public utility and other fixed maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk criteria.
    The Company's portfolio of fixed maturity securities at December 31, 1993 has an average yield-to-book value of 8.5 percent and an average maturity of
13.8 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Concentrations in the essential service (i.e., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Due to the small size of several of these offerings, many of these bonds are not rated. Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax-exempt bonds comprise 18 percent of invested assets as of December 31, 1993, compared to 19 percent and 23 percent in 1992 and 1991, respectively.
    At December 31, 1993 and 1992, investments totaling approximately $445 million and $320 million, respectively ($468 million and $344 million in market value), of the Company's $4.117 billion and $3.647 billion investment portfolio relate to securities that are rated noninvestment grade or that are not rated by Moody's Investors Service or Standard & Poor's. Such investments are not expected to have a material effect on the Company's financial condition or results of operations.
    Investments in common stocks have been made with emphasis on securities with an annual dividend yield of at least 4 percent to 5 percent and annual dividend increases. The Company's portfolio of equity investments at December 31, 1993 has an average dividend yield to cost of 8.1 percent. Strategy in equity investments continues to include identifying approximately 10 to 12 companies in which the Company can accumulate 10 percent to 20 percent of their common stock.
    As a long-term investor, the Company has followed a buy-and-hold strategy for many years. As a result of this policy for over 35 years, a significant amount of unrealized appreciation on equity investments has been generated. Unrealized appreciation on equity investments was $1.135 billion as of December 31, 1993 and constituted 28 percent of the total investment portfolio, 49 percent of the equities investment portfolio and, after deferred income taxes, 38 percent of total shareholders' equity. Such unrealized appreciation amounted to $1.05 billion and $835.9 million at December 31, 1992 and 1991, respectively.

SHAREHOLDERS' EQUITY AND LONG-AND
SHORT-TERM DEBT

    At December 31, 1993, shareholders' equity was $1.947 billion. Shareholders' equity was 42 percent of assets in 1993 and 1992 and 41 percent of assets in 1991. During 1993, 1992 and 1991, respectively, shareholders' equity increased $234 million, $272 million and $435 million, of which $61 million, $144 million and $327 million were related to the increase in unrealized appreciation on equity investments discussed above, net of income tax effects. Long-term and short-term debt each amounted to less than 2 percent of total assets at December 31, 1993. At December 31, 1993 and 1992, long-term debt consisted of $80 million of convertible debentures, up from $182,000 in 1991. Short-term debt amounted to $78 million, up from $67 million in 1992 and down from $106 million in 1991.

IMPENDING ACCOUNTING CHANGES

    As discussed more fully in the Notes to Consolidated Financial Statements, Statement of Financial Accounting Standards No. 115 has been issued. Implementation, required in 1994, will change the methods of accounting for investments.

                Independent Auditors' Report and Financial Statements from
                ----------------------------------------------------------
                pages 19 thru 29 (incorporated into Item 8).
                --------------------------------------------

INDEPENDENT AUDITORS' REPORT
Deloitte &
  Touche
[Logo]

To the Shareholders and Board of Directors of Cincinnati
Financial Corporation:
    We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1993 and 1992 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
    As discussed in the notes to the consolidated financial statements, in 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

/s/ Deloitte & Touche
Cincinnati, Ohio
February 14, 1994

CONSOLIDATED BALANCE SHEETS

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                                                                                                     December 31,
                                                                                    -------------------------------------------
                                                                                          1993                        1992
                                                                                    --------------               --------------
ASSETS
Investments
  Fixed maturities, at amortized cost (fair value:
    1993--$1,881,717,000; 1992--$1,753,777,000)   . . . . . . . .                   $1,759,655,000               $1,635,947,000
  Equity securities, at fair value (cost: 1993--
     $1,184,172,000; 1992--$922,425,000)  . . . . . . . . . . . .                    2,318,803,000                1,972,293,000
  Other invested assets   . . . . . . . . . . . . . . . . . . . .                       38,364,000                   38,665,000
Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       48,114,000                   49,983,000
Investment income receivable  . . . . . . . . . . . . . . . . . .                       50,120,000                   46,999,000
Finance receivables (less unearned finance charges:
  1993--$2,120,000; 1992--$2,185,000. Amounts
  maturing within one year: 1993--$4,633,000;
  1992--$4,458,000)   . . . . . . . . . . . . . . . . . . . . . .                       13,011,000                   12,063,000
Premiums receivable . . . . . . . . . . . . . . . . . . . . . . .                      134,361,000                  124,162,000
Reinsurance receivable  . . . . . . . . . . . . . . . . . . . . .                       59,061,000                   51,550,000
Prepaid reinsurance premiums  . . . . . . . . . . . . . . . . . .                       23,966,000                   18,700,000
Deferred acquisition costs pertaining to unearned
  premiums and to life policies in force  . . . . . . . . . . . .                      104,091,000                   97,334,000
Land, buildings and equipment for Company use (at
  cost, less accumulated depreciation:
  1993--$57,745,000; 1992--$50,306,000)   . . . . . . . . . . . .                       31,336,000                   33,995,000
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . .                       21,406,000                   17,022,000
                                                                                    --------------               --------------
     Total assets . . . . . . . . . . . . . . . . . . . . . . . .                   $4,602,288,000               $4,098,713,000
                                                                                    ==============               ==============

LIABILITIES
Insurance reserves
  Losses and loss expenses    . . . . . . . . . . . . . . . . . .                   $1,402,507,000               $1,235,512,000
  Life policy reserves  . . . . . . . . . . . . . . . . . . . . .                      345,977,000                  316,769,000
  Unearned premiums   . . . . . . . . . . . . . . . . . . . . . .                      362,012,000                  325,075,000
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . .                       95,484,000                   68,914,000
Deferred income taxes . . . . . . . . . . . . . . . . . . . . . .                      290,904,000                  291,715,000
Notes payable . . . . . . . . . . . . . . . . . . . . . . . . . .                       78,066,000                   66,952,000
5 1/2% convertible senior debentures due 2002 . . . . . . . . . .                       80,000,000                   80,000,000
                                                                                    --------------               --------------
     Total liabilities  . . . . . . . . . . . . . . . . . . . . .                    2,654,950,000                2,384,937,000
                                                                                    --------------               --------------

SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized
  80,000,000 shares; issued, 1993--50,313,161;
  1992--50,073,147  . . . . . . . . . . . . . . . . . . . . . . .                      100,626,000                  100,146,000
Paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . .                      102,235,000                   92,529,000
Retained earnings . . . . . . . . . . . . . . . . . . . . . . . .                      996,359,000                  836,533,000
Unrealized gains on investments . . . . . . . . . . . . . . . . .                      748,514,000                  687,059,000
                                                                                    --------------               --------------
                                                                                     1,947,734,000                1,716,267,000
Less treasury shares at cost (1993--6,860 shares;
  1992--107,435 shares)   . . . . . . . . . . . . . . . . . . . .                         (396,000)                  (2,491,000)
                                                                                    --------------               --------------
     Total shareholders' equity . . . . . . . . . . . . . . . . .                    1,947,338,000                1,713,776,000
                                                                                    --------------               --------------
     Total liabilities and shareholders' equity . . . . . . . . .                   $4,602,288,000               $4,098,713,000
                                                                                    ==============               ==============


Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                                                                                      Years Ended December 31,
                                                                 -----------------------------------------------------------------
                                                                      1993                     1992                      1991
                                                                 --------------           --------------            --------------
REVENUE
  Premium income
    Property and casualty   . . . . . . . . . . . . .            $1,092,135,000           $  992,335,000            $  903,465,000
    Life  . . . . . . . . . . . . . . . . . . . . . .                41,169,000               38,014,000                36,564,000
    Accident and health   . . . . . . . . . . . . . .                 7,487,000                8,423,000                 7,547,000
                                                                 --------------           --------------            --------------
    Net premiums earned   . . . . . . . . . . . . . .             1,140,791,000            1,038,772,000               947,576,000
  Investment income (less expenses of   . . . . . . .
    $4,017,000, $3,760,000 and
    $3,223,000, respectively)   . . . . . . . . . . .               239,436,000              218,942,000               193,220,000
  Realized gain on investments  . . . . . . . . . . .                51,529,000               35,885,000                 7,641,000
  Other income  . . . . . . . . . . . . . . . . . . .                10,396,000               10,552,000                12,698,000
                                                                 --------------           --------------            --------------
    Total revenues  . . . . . . . . . . . . . . . . .             1,442,152,000            1,304,151,000             1,161,135,000
                                                                 --------------           --------------            --------------
BENEFITS AND EXPENSES
  Insurance losses and policyholder
    benefits  . . . . . . . . . . . . . . . . . . . .               832,478,000              766,110,000               679,948,000
  Commissions   . . . . . . . . . . . . . . . . . . .               220,830,000              209,204,000               190,909,000
  Other operating expenses  . . . . . . . . . . . . .                83,357,000               79,545,000                69,388,000
  Taxes, licenses and fees  . . . . . . . . . . . . .                35,088,000               30,521,000                33,202,000
  Increase in deferred acquisition costs
    pertaining to unearned premiums and
    to life policies in force   . . . . . . . . . . .                (6,757,000)              (3,753,000)               (4,705,000)
  Interest expense  . . . . . . . . . . . . . . . . .                 7,389,000                6,690,000                 6,642,000
  Other expenses  . . . . . . . . . . . . . . . . . .                 2,772,000                6,640,000                 8,620,000
                                                                 --------------           --------------            --------------
    Total benefits and expenses   . . . . . . . . . .             1,175,157,000            1,094,957,000               984,004,000
                                                                 --------------           --------------            --------------
INCOME BEFORE INCOME TAXES
  AND CUMULATIVE EFFECT OF
  AN ACCOUNTING CHANGE  . . . . . . . . . . . . . . .               266,995,000              209,194,000               177,131,000
                                                                 --------------           --------------            --------------
PROVISION FOR INCOME TAXES
  Current   . . . . . . . . . . . . . . . . . . . . .                71,119,000               54,964,000                47,388,000
  Deferred  . . . . . . . . . . . . . . . . . . . . .                (6,303,000)             (17,095,000)              (16,537,000)
                                                                 --------------           --------------            --------------
                                                                     64,816,000               37,869,000                30,851,000
                                                                 --------------           --------------            --------------
INCOME BEFORE CUMULATIVE
  EFFECT OF AN ACCOUNTING
  CHANGE  . . . . . . . . . . . . . . . . . . . . . .               202,179,000              171,325,000               146,280,000

CUMULATIVE EFFECT OF A CHANGE
  IN ACCOUNTING FOR INCOME TAXES  . . . . . . . . . .                13,845,000                      -0-                       -0-
                                                                 --------------           --------------            --------------

NET INCOME  . . . . . . . . . . . . . . . . . . . . .            $  216,024,000           $  171,325,000            $  146,280,000
                                                                 ==============           ==============            ==============

PER COMMON SHARE
  Income before cumulative effect of an
    accounting change . . . . . . . . . . . . . . . .            $         3.94           $         3.39            $         2.94
  Cumulative effect of a change in accounting
    for income taxes  . . . . . . . . . . . . . . . .                       .26                      -0-                       -0-
                                                                 --------------           --------------            --------------
  Net income  . . . . . . . . . . . . . . . . . . . .            $         4.20           $         3.39            $         2.94
                                                                 ==============           ==============            ==============
  Cash dividends (declared)   . . . . . . . . . . . .            $         1.12           $         1.03            $          .91
                                                                 ==============           ==============            ==============


Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                                                                                       Years Ended December 31,
                                                                 -----------------------------------------------------------------
                                                                       1993                     1992                      1991
                                                                 --------------           --------------            --------------
Cash flows from operating activities:
  Net income  . . . . . . . . . . . . . . . . . . . .            $  216,024,000           $  171,325,000            $  146,280,000
  Adjustments to reconcile net income to net
    cash flows provided by operating activities:
    Depreciation and amortization   . . . . . . . . .                10,466,000               10,051,000                 6,047,000
    Increase in unearned premiums and
      prepaid reinsurance premiums  . . . . . . . . .                31,671,000               21,625,000                26,377,000
    Increase in life policy reserves  . . . . . . . .                29,208,000               42,005,000                37,448,000
    Increase in loss and loss expense reserves and
      reinsurance receivable  . . . . . . . . . . . .               159,484,000              156,461,000               153,518,000
    Increase in premiums receivable   . . . . . . . .               (10,199,000)              (7,979,000)               (9,401,000)
    Increase in deferred acquisition costs  . . . . .                (6,757,000)              (3,753,000)               (4,705,000)
    Increase in other liabilities   . . . . . . . . .                20,374,000                1,817,000                 6,734,000
    Increase in investment income receivable  . . . .                (3,121,000)              (4,135,000)               (4,527,000)
    Increase in policy loans and accounts receivable                 (8,045,000)              (3,570,000)               (4,557,000)
    Decrease in deferred income taxes   . . . . . . .               (20,148,000)             (17,095,000)              (16,537,000)
    Increase (decrease) in current income taxes   . .                (4,950,000)              (3,356,000)                  600,000
    Realized gain on investments  . . . . . . . . . .               (51,529,000)             (35,885,000)               (7,641,000)
    Other   . . . . . . . . . . . . . . . . . . . . .                   712,000                1,544,000                  (937,000)
                                                                 --------------           --------------            --------------
      Net cash provided by operating activities   . .               363,190,000              329,055,000               328,699,000
                                                                 --------------           --------------            --------------

Cash flows from investing activities:
  Sale of fixed maturities investments  . . . . . . .               118,064,000               56,552,000                94,864,000
  Maturity of fixed maturities investments  . . . . .               287,096,000              264,618,000                95,915,000
  Sale of equity securities investments   . . . . . .               200,775,000              165,654,000               172,234,000
  Collection of mortgage loans  . . . . . . . . . . .                 2,241,000                4,214,000                   771,000
  Collection of finance receivables   . . . . . . . .                 6,523,000                6,269,000                 6,448,000
  Purchase of fixed maturities investments  . . . . .              (518,339,000)            (482,695,000)             (434,751,000)
  Purchase of equity securities investments . . . . .              (412,630,000)            (330,644,000)             (220,275,000)
  Investment in mortgage loans  . . . . . . . . . . .                (1,234,000)              (1,552,000)               (1,604,000)
  Investment in land, buildings and equipment   . . .                (7,648,000)             (12,125,000)              (14,923,000)
  Investment in finance receivables   . . . . . . . .                (7,471,000)              (6,469,000)               (5,726,000)
  Investment in real estate and other   . . . . . . .                  (728,000)               1,698,000                  (178,000)
                                                                 --------------           --------------            --------------
      Net cash used in investing activities   . . . .              (333,351,000)            (334,480,000)             (307,225,000)
                                                                 --------------           --------------            --------------

Cash flows from financing activities:
  5 1/2% convertible debenture issue  . . . . . . . .                       -0-               80,000,000                       -0-
  Proceeds from stock options exercised   . . . . . .                 7,102,000                6,736,000                 6,022,000
  Issuance (purchase) of treasury shares  . . . . . .                 5,179,000                  638,000                  (129,000)
  Increase (decrease) in notes payable  . . . . . . .                11,114,000              (39,419,000)               33,917,000
  Payment of cash dividends to shareholders   . . . .               (55,103,000)             (49,697,000)              (43,624,000)
                                                                 --------------           --------------            --------------
      Net cash used in financing activities   . . . .               (31,708,000)              (1,742,000)               (3,814,000)
                                                                 --------------           --------------            --------------
Net increase (decrease) in cash . . . . . . . . . . .                (1,869,000)              (7,167,000)               17,660,000
Cash at beginning of year . . . . . . . . . . . . . .                49,983,000               57,150,000                39,490,000
                                                                 --------------           --------------            --------------
Cash at end of year . . . . . . . . . . . . . . . . .            $   48,114,000           $   49,983,000            $   57,150,000
                                                                 ==============           ==============            ==============

Supplemental disclosures of cash flow information
  Interest paid   . . . . . . . . . . . . . . . . . .            $    7,543,000           $    6,191,000            $    6,555,000
                                                                 ==============           ==============            ==============

Income taxes paid   . . . . . . . . . . . . . . . .              $   67,000,000           $   58,250,000            $   46,800,000
                                                                 ==============           ==============            ==============



Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                                                                                                                     UNREALIZED
                                         COMMON            TREASURY            PAID-IN            RETAINED            GAINS ON
                                         STOCK              STOCK              CAPITAL            EARNINGS          INVESTMENTS
                                      ------------       ------------       ------------        ------------        -----------
Balance, December 31, 1990  . . .     $ 98,748,000       $ (2,732,000)      $ 79,519,000        $615,224,000       $216,109,000




Net income  . . . . . . . . . . .                                                                146,280,000
Change in unrealized
  gains on investments  . . . . .                                                                                   495,738,000
Income taxes on unrealized
  gains   . . . . . . . . . . . .                                                                                  (168,551,000)
Dividends declared  . . . . . . .                                                                (44,847,000)
Purchase of treasury shares . . .                            (107,000)           (22,000)
Stock options exercised . . . . .          652,000                             5,370,000
Conversion of debentures  . . . .            6,000                                14,000
                                      ------------       ------------       ------------        ------------       ------------
Balance, December 31, 1991  . . .       99,406,000         (2,839,000)        84,881,000         716,657,000        543,296,000




Net income  . . . . . . . . . . .                                                                171,325,000
Change in unrealized
  gains on investments  . . . . .                                                                                   217,823,000
Income taxes on unrealized
  gains   . . . . . . . . . . . .                                                                                   (74,060,000)
Dividends declared  . . . . . . .                                                                (51,448,000)
Issuance of treasury shares . . .                             348,000            290,000
Stock options exercised . . . . .          610,000                             6,126,000
Purchase of insurance agency  . .           66,000                             1,115,000
Conversion of debentures  . . . .           64,000                               117,000              (1,000)
                                      ------------       ------------       ------------        ------------       ------------
Balance, December 31, 1992  . . .      100,146,000         (2,491,000)        92,529,000         836,533,000        687,059,000




Net income  . . . . . . . . . . .                                                                216,024,000
Change in unrealized
  gains on investments  . . . . .                                                                                    93,255,000
Income taxes on unrealized
  gains   . . . . . . . . . . . .                                                                                   (31,800,000)
Dividends declared  . . . . . . .                                                                (56,198,000)
Issuance of treasury shares . . .                           2,095,000          3,084,000
Stock options exercised . . . . .          480,000                             6,622,000
                                      ------------       ------------       ------------        ------------       ------------
Balance, December 31, 1993  . . .     $100,626,000       $   (396,000)      $102,235,000        $996,359,000       $748,514,000
                                      ============       ============       ============        ============       ============


Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


   BASIS OF PRESENTATION--The consolidated financial statements include the accounts of Cincinnati Financial Corporation (the "Company") and all subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. Generally accepted accounting principles differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.
   PROPERTY AND CASUALTY INSURANCE--Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Loss and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims, net of salvage and subrogation.
   LIFE INSURANCE--Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to101/2%. Interest rates on approximately $229,000,000 and $205,000,000 of such reserves at December 31, 1993 and 1992, respectively, are periodically adjusted based upon market conditions.
   Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.
   ACCIDENT AND HEALTH INSURANCE--Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property and casualty insurance discussed above.
   REINSURANCE--In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance companies, reinsurers and involuntary state pools. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.
   The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports received from the ceding companies.
   The Company adopted Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," effective January 1, 1993. This change had no effect on the determination of net income for 1993 or prior years. As a result of the change, the Company no longer nets reinsurance amounts in the balance sheet. Reclassifications have been made in the accompanying December 31, 1992 balance sheet (assets and liabilities have each been increased by approximately $70 million).
   INVESTMENTS--Fixed maturities (bonds and notes) are principally stated at amortized cost and equity securities (common and preferred stocks) are stated at fair values. Unrealized gains and losses on investments carried at fair value, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.
   In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which must be adopted by 1994, the Company will have to classify investments into three categories--trading, available for sale or held to maturity. Under the trading and available-for-sale categories, investments are carried at market value with unrealized gains (losses) being recognized directly in income and shareholders' equity (net of tax effects), respectively. Investments in the held-to-maturity category are carried at amortized cost. Company management is presently considering the appropriate classifications of investments in order to adopt SFAS No. 115 in the first quarter of 1994. Company management presently expects that all equity securities, and possibly all fixed maturity investments, will be classified as available for sale. Accordingly, upon adoption of SFAS No. 115, the Company will recognize an initial increase in shareholders' equity as of January 1, 1994 equal to the amount of unrealized gains (net of tax effects) related to the fixed maturity investments that are then classified as available for sale. If all fixed maturity investments were to be classified as available for sale, January 1, 1994 shareholders' equity would be increased by approximately $79 million.
   INCOME TAXES--As further discussed below, effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax liabilities and assets to be computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse and limits the amount of deferred tax assets that can be recognized. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on equity investments and differences in the recognition of deferred policy acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity and deferred taxes associated with other differences are charged to income.
   EARNINGS PER SHARE--Net income per common share is based on the average number of shares and equivalent shares outstanding during each of the respective years. Stock options and convertible debentures are treated as common stock equivalents.
   FAIR VALUE DISCLOSURES--Fair values for investments in fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.
   The fair values for liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Fair values for short-term notes payable are estimated using interest rates currently available to the Company. Fair values for the long-term convertible debentures are based on the quoted market prices for such debentures.


INVESTMENTS
   Net unrealized gains included in shareholders' equity increased by $61,455,000 in 1993, $143,763,000 in 1992 and $327,187,000 in 1991.
   At December 31, 1993, gross unrealized gains pertaining to equity securities were $1,136,343,000 and gross unrealized losses were $1,712,000.

Analysis of gain or loss on security investments, including realized and unrealized gain or loss (000's omitted):

                                                                          Years Ended December 31,
                                                ------------------------------------------------------------------------------
                                                          1993                      1992                        1991
                                                -----------------------   ------------------------    ------------------------
                                                  Fixed        Equity        Fixed        Equity        Fixed         Equity
                                                Maturities   Securities   Maturities    Securities    Maturities    Securities
                                                ----------   ----------   ----------    ----------    ----------    ----------
Realized gain (loss)  . . . . . . . . . . .      $ 25,193     $ 26,336    $   6,781      $  29,104     $   (370)   $   8,011
Less applicable income taxes (credits)  . .         8,817        9,218        2,305          9,895         (125)       2,724
                                                 --------     --------    ---------      ---------     --------    ---------
                                                   16,376       17,118        4,476         19,209         (245)       5,287
                                                 --------     --------    ---------      ---------     --------    ---------
Increase in unrealized gain   . . . . . . .         4,232       84,763       55,655        214,001       65,641      500,595
Less applicable income taxes  . . . . . . .         1,481       29,667       18,923         72,760       22,318      170,202
                                                 --------     --------    ---------      ---------     --------    ---------
                                                    2,751       55,096       36,732        141,241       43,323      330,393
                                                 --------     --------    ---------      ---------     --------    ---------
Net investment gain (loss)  . . . . . . . .      $ 19,127     $ 72,214    $  41,208      $ 160,450     $ 43,078    $ 335,680
                                                 ========     ========    =========      =========     ========    =========

   Gross realized gains and gross realized losses on fixed maturity securities were $32,361,000 and $7,168,000, respectively, in 1993; $14,005,000 and
$7,224,000, respectively, in 1992; and $6,715,000 and $7,085,000, respectively, in 1991.

Investment income summarized by investment category (000's omitted):

                                                                                           Years Ended December 31,
                                                                             -------------------------------------------------
                                                                                1993                1992               1991
                                                                             -----------        -----------        -----------
Interest on fixed maturities  . . . . . . . . . . . . . . . . . . .          $   150,732        $   142,646        $   128,454
Dividends on equity securities  . . . . . . . . . . . . . . . . . .               87,415             75,619             65,415
Other investment income . . . . . . . . . . . . . . . . . . . . . .                5,306              4,437              2,574
                                                                             -----------        -----------        -----------
  Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              243,453            222,702            196,443
Less investment expenses  . . . . . . . . . . . . . . . . . . . . .                4,017              3,760              3,223
                                                                             -----------        -----------        -----------
Net investment income . . . . . . . . . . . . . . . . . . . . . . .          $   239,436        $   218,942        $   193,220
                                                                             ===========        ===========        ===========

Analysis of amortized cost, fair value, gross unrealized gains and gross unrealized losses for investments in fixed maturity securities as of December 31, 1993 and 1992 (000's omitted):

                                                                                                     GROSS           GROSS
                                                               AMORTIZED           FAIR           UNREALIZED      UNREALIZED
                                                                 COST             VALUE             GAINS           LOSSES
                                                              -----------      -----------       -----------      -----------
1993
States, municipalities and political subdivisions . . .       $   759,517      $   807,847       $    53,330     $      5,000
Convertibles and bonds with warrants attached . . . . .           164,257          184,685            21,169              741
Public utilities  . . . . . . . . . . . . . . . . . . .            66,251           69,110             3,261              402
United States government and government
  agencies and authorities  . . . . . . . . . . . . . .             4,714            5,333               619                0
All other corporate bonds . . . . . . . . . . . . . . .           764,916          814,742            51,098            1,272
                                                              -----------      -----------       -----------     ------------
  Total . . . . . . . . . . . . . . . . . . . . . . . .       $ 1,759,655      $ 1,881,717       $   129,477     $      7,415
                                                              ===========      ===========       ===========     ============
1992
States, municipalities and political subdivisions . . .       $   692,104      $   727,169       $    38,700     $      3,635
Convertibles and bonds with warrants attached . . . . .           164,060          187,802            24,884            1,142
Public utilities  . . . . . . . . . . . . . . . . . . .           104,098          113,456             9,375               17
United States government and government
  agencies and authorities  . . . . . . . . . . . . . .             4,929            5,608               679
All other corporate bonds . . . . . . . . . . . . . . .           670,756          719,742            50,084            1,098
                                                              -----------      -----------       -----------     ------------
  Total . . . . . . . . . . . . . . . . . . . . . . . .       $ 1,635,947      $ 1,753,777       $   123,722     $      5,892
                                                              ===========      ===========       ===========     ============


Maturity dates for investments in fixed maturity securities as of December 31, 1993 (000's omitted):

                                                                                AMORTIZED            FAIR
                                                                                   COST             VALUE
                                                                               ------------     -----------
Maturity dates occurring:
  One year or less  . . . . . . . . . . . . . . . . . . .                      $     63,448     $    64,164
  After one year through five years . . . . . . . . . . .                            53,053          55,489
  After five years through ten years  . . . . . . . . . .                           474,166         503,804
  After ten years . . . . . . . . . . . . . . . . . . . .                         1,168,988       1,258,260
                                                                               ------------     -----------
    Total . . . . . . . . . . . . . . . . . . . . . . . .                      $  1,759,655     $ 1,881,717
                                                                               ============     ===========

Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                                                          1993                              1992
                                                              ----------------------------      ----------------------------
                                                                                   FAIR                              Fair
                                                                 COST             VALUE             Cost            Value
                                                              -----------      -----------      -----------      -----------
Fifth Third Bancorp common stock  . . . . . . . . . . . .     $   123,674      $   637,524      $   111,000      $   651,900
Alltel Corporation common stock . . . . . . . . . . . . .     $    90,407      $   369,492      $    81,491      $   291,193

NOTES PAYABLE

   The Company and subsidiaries had no compensating debt balance for either 1993 or 1992. Notes payable in the accompanying balance sheet are short term and interest rates charged on such borrowings ranged from 3.10% to 6.00% during 1993 which resulted in an average interest rate of 4.07%. At December 31, 1993, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 4.03%.

CONVERTIBLE SENIOR DEBENTURES

   The convertible senior debentures ($80,000,000 issued in 1992) are convertible beginning in 1997 into shares of common stock at a conversion price of $49.20 (20.33 shares for each $1,000 principal). At December 31, 1993 and 1992, the fair value of the debentures approximated $101,600,000 and $109,000,000, respectively.

PENSION PLAN

   The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and that are based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1993 and 1992 (000's omitted):

                                                      1993           1992
                                                   ---------       ---------
Actuarial present value of
   accumulated benefit obligation
   (vested benefits: 1993--
   $21,410; 1992--$18,062)  . . . . . . . . .      $  22,146       $  18,705
                                                   =========       =========
Plan assets at fair market value  . . . . . .      $  61,957       $  60,364
Actuarial present value of projected
   benefit obligation . . . . . . . . . . . .         38,807          32,378
                                                   ---------       ---------
Plan assets in excess of projected
   benefit obligation . . . . . . . . . . . .         23,150          27,986
Unrecognized net transition asset at
   January 1, 1987 ($7,774 amortized
   over 21 years) . . . . . . . . . . . . . .         (5,183)         (5,553)
Unrecognized prior service costs  . . . . . .           (420)           (452)
Unrecognized net gain . . . . . . . . . . . .        (18,213)        (22,768)
                                                   ---------       ---------
Prepaid (accrued) pension cost  . . . . . . .      $    (666)      $    (787)
                                                   =========       =========


   Net pension expense for 1993, 1992 and 1991 includes the following components (000's omitted):

                                                 1993          1992             1991
                                              --------      --------        ---------
Service cost for current year . . . . .      $   2,297      $  2,049        $   1,743
Interest cost . . . . . . . . . . . . .          2,429         2,127            1,827
Actual return on plan assets  . . . . .         (2,593)       (8,250)         (13,547)
Net amortization and deferral . . . . .         (2,254)        4,229           10,031
                                             ---------      --------        ---------
Net pension expense . . . . . . . . . .      $    (121)     $    155        $      54
                                             =========      ========        =========

   The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31 was 7% in 1993, 1992 and 1991. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities, was 8% as of December 31, 1993, 1992 and 1991.

DEFERRED ACQUISITION COSTS

   Acquisition costs capitalized during 1993, 1992 and 1991 amounted to $73,400,000, $68,629,000 and $64,829,000, respectively. Amortization of deferred acquisition costs was $66,643,000, $64,876,000 and $60,124,000 for
1993, 1992 and 1991, respectively.

SHAREHOLDERS' EQUITY AND RESTRICTION

   During 1992, the Company's authorized capital was increased to 80,000,000 shares of common stock and a three-for-one stock split was declared. Common stock, paid-in capital and stock option amounts included for prior years have been adjusted to reflect the stock split.
   The insurance subsidiaries paid cash dividends to the Company of approximately $119,000,000, $82,651,000 and $34,801,000 in 1993, 1992 and 1991,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can only be paid with approval of the insurance department of the subsidiaries' domiciliary state. During 1994, the total dividends that can be paid to the Company without regulatory approval are approximately $117,025,000.
   2,499,724 shares of common stock were reserved as of December 31, 1993 for the issuance of debenture conversions and stock options.

STATUTORY ACCOUNTING INFORMATION

   Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                                Years Ended December 31,
                                         -------------------------------------
                                            1993          1992          1991
                                         ---------     ---------     ---------
Net income:
  Property/casualty insurance
    subsidiaries  . . . . . . . . .      $ 131,151     $  98,589     $  98,956
  Life/health insurance
    subsidiary  . . . . . . . . . .      $  14,577     $  20,831     $  16,405

                                                             December 31,
                                                        ----------------------
                                                          1993          1992
                                                       ----------    ---------
Shareholders' equity:
  Property/casualty insurance subsidiaries  . . .      $  808,704    $ 736,728
  Life/health insurance subsidiary  . . . . . . .      $  201,624    $ 196,759

STOCK OPTIONS

   The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over five- or ten-year periods. A summary of option information for the years ended December 31, 1993, 1992 and 1991 and the related range of prices per share for the year ended December 31, 1993 follows:

                                            1993          1992          1991
                                         ---------     ---------     ---------
Shares under option
   ($13.08 to $62.25) . . . . . . .        873,708     1,003,998       879,543
Options exercisable
   ($13.08 to $59.25) . . . . . . .        428,657       417,858       571,587
Options exercised
   ($13.08 to $48.00) . . . . . . .        240,014       304,983       325,968

   At December 31, 1993, the average purchase price of the shares under option was $37.17 and the aggregate market value of the shares under option was approximately $46,743,000; such options expire on dates ranging from February 11, 1994 to November 19, 2003.

FEDERAL INCOME TAXES

   Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," and recognized in 1993 income the $13,845,000 cumulative effect on prior years of the change in method of accounting for income taxes. Income tax rates were increased during 1993; and as a result of the use of SFAS No. 109, the Company also charged to 1993 income $11,245,000 of taxes related to the effect of the change in rates on unrealized appreciation on equity investments at the date the rate increases were signed into law. Further, under SFAS No. 109, the effect ($2,604,000) of the change on accumulated temporary differences as of January 1, 1993 was credited to income. Under the previous methods of accounting for income taxes, the net $8,641,000 charge to income would not have been recognized.
   Significant components of the Company's net deferred tax liability as of December 31 and January 1, 1993 (after the $13.8 million decrease in the liability related to the accounting change referred to above and a $12.5 million reclassification decrease in which taxes currently payable were increased) are as follows (000's omitted):


                                  December 31      January 1
                                  ------------   ------------
Deferred tax liabilities:
   Unrealized gain on
      investments . . . . . .     $    396,989  $     353,939
   Deferred acquisition costs           33,246         30,702
   Other  . . . . . . . . . .            8,623          3,190
                                  ------------  -------------
   Total  . . . . . . . . . .          438,858        387,831
                                  ------------  -------------
Deferred tax assets:
   Losses and loss expense
      reserves  . . . . . . .          107,156         83,212
   Unearned premiums  . . . .           23,379         20,611
   Life policy reserves . . .           14,862         12,772
   Other  . . . . . . . . . .            2,557          5,828
                                  ------------  -------------
   Total  . . . . . . . . . .          147,954        122,423
                                  ------------  -------------
Net deferred tax liability  .     $    290,904  $     265,408
                                  ============  =============

   The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.
   The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                             1993          1992          1991
                                           Percent        Percent       Percent
Tax at statutory rate . . . . . . .          35.00         34.00         34.00
Increase (decrease) resulting
  from:
  Tax-exempt municipal bonds  . . .          (7.61)        (9.51)       (11.72)
  Dividend exclusion  . . . . . . .          (6.73)        (7.99)        (8.37)
  Effect of rate change
    on unrealized
    appreciation  . . . . . . . . .           4.21
  Alternative minimum tax . . . . .                                       1.57
  Other   . . . . . . . . . . . . .           (.59)         1.60          1.94
                                             -----         -----         -----
Effective rate  . . . . . . . . . .          24.28         18.10         17.42
                                             =====         =====         =====

   No provision has been made (at December 31, 1993, 1992 and 1991) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

LIFE POLICY RESERVES

   Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                            1993            1992
                                        -----------   ------------
Ordinary/Traditional Life . . . .      $     95,847    $    91,397
Universal Life  . . . . . . . . .           130,953        116,829
Annuities . . . . . . . . . . . .            98,394         87,798
Industrial  . . . . . . . . . . .            18,373         18,672
Other . . . . . . . . . . . . . .             2,410          2,073
                                       ------------    -----------
  Total . . . . . . . . . . . . .      $    345,977    $   316,769
                                       ============    ===========

   At December 31, 1993 and 1992, the fair value associated with the annuities shown above approximated $100,000,000 and $87,100,000, respectively.

RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform with 1993 classifications.

TRANSACTIONS WITH AFFILIATED PARTIES

   The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $7,445,000, $7,142,000 and $5,554,000 on premium volume of approximately $50,723,000, $48,584,000 and $36,901,000 for 1993, 1992 and 1991, respectively.

REINSURANCE

   Property and casualty premium income in the accompanying statements of income includes approximately $65,625,000, $46,936,000 and $26,590,000 of earned premiums on assumed business and is net of approximately $90,340,000, $76,012,000 and $66,926,000 of premiums on ceded business for 1993, 1992 and 1991, respectively.
   Written premiums for 1993, 1992 and 1991 consist of the following (000's omitted):

                                            1993           1992           1991
                                        -----------    -----------     ----------
Direct business . . . . . . . . . .     $ 1,145,185    $ 1,039,737     $  969,040
Assumed business  . . . . . . . . .          71,581         59,480         35,194
Ceded business  . . . . . . . . . .         (92,986)       (84,246)       (73,938)
                                        -----------    -----------     ----------
   Net  . . . . . . . . . . . . . .     $ 1,123,780    $ 1,014,971     $  930,296
                                        ===========    ===========     ==========

   Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $28,994,000, $12,435,000 and $6,629,000 of reinsurance recoveries for 1993, 1992 and 1991, respectively.

SEGMENT INFORMATION

   The Company operates principally in two industries--property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below (000's omitted). Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                                      Revenue                                Income Before Income Taxes
                                   -------------------------------------------      -------------------------------------------
                                       1993            1992            1991             1993            1992            1991
                                   -----------     -----------     -----------      -----------     -----------     -----------
Property/casualty
   insurance  . . . . . . . .      $ 1,092,135     $   992,335     $   903,465      $    (3,429)    $   (22,687)    $    (5,067)
                                   -----------     -----------     -----------
Life/health insurance . . . .           48,656          46,437          44,111              357          (2,880)         (2,644)
                                   ------------    -----------     -----------

Investment income (less expenses):
   Required interest
   on life reserves . . . . .           16,444          17,568          15,495
   Other  . . . . . . . . . .          222,992         201,374         177,725          222,992         201,374         177,725
                                   -----------     -----------     -----------
                                       239,436         218,942         193,220
                                   -----------     -----------     -----------
Realized gain on investments            51,529          35,885           7,641           51,529          35,885           7,641
                                   -----------     -----------     -----------
Other . . . . . . . . . . . .           10,396          10,552          12,698            5,578           6,138           8,512
                                   -----------     -----------     -----------

General corporate expenses  .                                                           (10,032)         (8,636)         (9,036)
                                                                                    -----------     -----------     -----------
      Total . . . . . . . . .      $ 1,442,152     $ 1,304,151     $ 1,161,135      $   266,995     $   209,194     $   177,131
                                   ===========     ===========     ===========      ===========     ===========     ===========

                                               Identifiable Assets
                                   -------------------------------------------
                                       1993            1992            1991
                                   -----------     -----------     -----------
Property/casualty
   insurance  . . . . . . . .      $ 2,736,960     $ 2,463,767     $ 2,136,925
Life/health insurance . . . .          688,516         617,221         561,206
Other . . . . . . . . . . . .           42,822          44,530          47,224
Corporate assets  . . . . . .        1,133,990         973,195         768,394
                                   -----------     -----------     -----------
                                   $ 4,602,288     $ 4,098,713     $ 3,513,749
                                   ===========     ===========     ===========

                "Selected Quarterly Financial Data" from page 1 (incorporated
                -------------------------------------------------------------
                into Item 8).
                -------------

SELECTED QUARTERLY FINANCIAL DATA

Listed below are financial data for each quarter in the two years ended December 31, 1993 (000's omitted except per share data).

                                                                              1993
                                        ------------------------------------------------------------------------------
                                          FIRST              SECOND          THIRD         FOURTH             FULL
                                         QUARTER            QUARTER         QUARTER        QUARTER            YEAR
                                        ------------------------------------------------------------------------------
Revenues  . . . . . . . . . . . .       $ 353,660           $371,071        $357,534        $359,887         $1,442,152
Income Before Income Taxes  . . .          73,674             80,297          54,984          58,040            266,995
Net Income  . . . . . . . . . . .          71,082 (3)         62,098          35,762 (3)      47,082            216,024
Net Income Per Share  . . . . . .            1.38 (3)           1.21             .71 (3)         .90               4.20


                                                                              1992
                                        ---------------------------------------------------------------------------------
                                          FIRST              SECOND          THIRD            FOURTH             FULL
                                         QUARTER            QUARTER         QUARTER           QUARTER            YEAR
                                        ---------------------------------------------------------------------------------
Revenues  . . . . . . . . . . . .       $ 327,467           $317,252        $330,392         $329,040         $1,304,151
Income Before Income Taxes  . . .          64,747             63,544          39,878           41,025            209,194
Net Income  . . . . . . . . . . .          51,317             50,224          34,256           35,528            171,325
Net Income Per Share  . . . . . .            1.03 (2)            .99             .67              .70               3.39

(1) Includes common stock equivalents for stock options and convertible debentures.
(2)  Adjusted to reflect a three-for-one stock split April 24, 1992.
(3) 1993 first quarter earnings include a credit for $13,845,000 ($.26 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109; and 1993 third quarter earnings include a net charge of $8,641,000 ($.17 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.