Form 10-K, Exhibit 13
CINCINNATI FINANCIAL CORP
filed 1995-03-30
CIK 20286

                                  EXHIBIT 13

Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1994.

    Segment information from page 30 (incorporated into Item 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SEGMENT INFORMATION
  The Company operates principally in two industries--property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below (000's omitted). Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry.
Corporate assets are principally cash and marketable securities.
                                                                                      Income Before Income Taxes
                                                                    ----------------------------------------------------------------
                                                                        1994                    1993                    1992
                                                                    -------------           -------------           -------------
Property/casualty insurance...................................      $    (5,703)            $     (3,429)           $    (22,687)
Life/health insurance.........................................           (1,691)                     357                  (2,880)
Investment income (less required interest on life reserves)...          244,347                  222,992                 201,374
Realized gain on investments..................................           19,557                   51,529                  35,885
Other.........................................................            5,874                    5,578                   6,138
General corporate expenses....................................          (13,056)                 (10,032)                 (8,636)
                                                                    -------------           -------------           -------------
        Total.................................................      $   249,328             $    266,995            $    209,194
                                                                    =============           =============           =============

                                                                                         Identifiable Assets
                                                                    ----------------------------------------------------------------
                                                                        1994                    1993                    1992
                                                                    -------------           -------------           -------------
Property/casualty insurance...................................      $   2,830,788           $   2,736,960           $   2,463,767
Life/health insurance.........................................            689,838                 688,516                 617,221
Other.........................................................             44,006                  42,822                  44,530
Corporate assets..............................................          1,169,647               1,133,990                 973,195
                                                                    -------------           -------------           -------------
        Total.................................................      $   4,734,279           $   4,602,288           $   4,098,713
                                                                    =============           =============           =============


Text data from pages 7 through 12 (incorporated into Item 1).

PROPERTY CASUALTY INSURANCE

        Gross written premium increased to $1.287 billion, showing a 5.8 percent rate of growth compared to an 11.6 percent rate in 1993. Of this amount, approximately $150 million was new property casualty business, increasing our total policies in force to 775,000. Agents are bringing us their properly priced accounts. They're proving their frontline underwriting skills by turning away from growth when it would sacrifice profitability.

        This year's combined loss and expense ratio was 100.6 percent versus
100.1 last year. Ratios near the generally accepted break-even point of 100 percent are an achievement under current market conditions, which resulted in an industry average estimated at 108.3 percent.

        We're extremely optimistic about opportunities to increase profitable growth in 1995:

* Regulatory reform, rate increases and managed care techniques have made workers' compensation business attractive in some states where we previously discouraged this line. We'll be more aggressive in 1995, and it may well be possible to double the 1994 growth rate to 12 percent.

* We took a conservative approach in Georgia and Arizona, states where we were unsure of the regulatory direction. Our loyal agency force helped us work toward satisfactory solutions that rekindled strong interest in these states.

* During 1994, we added new territories in Missouri, North Carolina and Michigan, states where we have operated profitably and see additional opportunities. During 1995, we will restructure our Ohio marketing territories, adding to our field staff in order to increase our service to agents.

* We opened our first Arkansas and Maryland territories in December and our first two Minnesota territories in January, 1995. We plan to appoint 10-12 agencies in each of these territories over the next year. We are able to select the very best agents thanks to good words about us passed along by our agents.

* We invested in development of software that lets agents and field marketing representatives generate customized sales proposals. The software highlights our points of difference, prompts agents to gather complete underwriting information and reminds them of value-added optional coverages available to their customers.

COMMERCIAL LINES

        Gross written premium from commercial lines of insurance totaled $893.5 million, up from $831.7 million last year. The loss ratio was 60.4 percent, slightly better than the 65 percent we generally find acceptable.

        Growth and profitability of our Dentist's Package policies, fidelity bonds and surety bonds were especially satisfactory. Interest surged in our profitable line of Directors & Officers Liability policies, protection that makes it possible for citizens to volunteer leadership without worrying about potential liability.

        Timely new products slated for introduction during 1995 include Building Laws Safeguard, which takes the worry out of repairing or rebuilding up to the standards of complex ordinances or laws after a covered loss. A new endorsement, the Bodily Injury Exceptions to Pollutant Exclusion, covers an insured's liability for injury due to certain kinds of sudden and accidental release of pollutants. Standard industry policies exclude all pollution-related liability; we're taking the lead and introducing this coverage to the marketplace because we believe insureds need to be able to insure against this risk.

        Innovations like these are some of the reasons for our first-place showings in independent surveys of agents. Property & Casualty Rates & Ratings published top rankings this year for The Cincinnati Companies with regard to fairness and efficiency in claims; flexibility on conditions, exclusions and modifications; commercial multi-peril insurance; businessowners policies; directors and officers liability insurance; and commercial general liability insurance.

PERSONAL LINES

        Gross written premium from personal lines of insurance totaled $393.8 million, up from $385.1 million in 1993. The loss ratio on this business was
62.9 percent.

        Production of Executive Homeowner policies rose 17 percent to $61 million in 1994. Higher valued homes, worth $200,000 or more, benefitted from revised rates. Policyholders like the Executive's 3-year guaranteed rates and Executive Plus endorsement, a bundle of optional coverages at an affordable price.

        Profitability of homeowner business has been declining, while automobile business has been more satisfactory. We are developing an endorsement to bundle popular automobile coverage options and considering marketing automobile insurance in Michigan, where we currently market commercial lines and homeowner policies. New personal lines marketing territories are planned for Vermont and New Hampshire in 1995.

        We have developed a Residential Business Program to be introduced in several states during 1995. The program offers convenient protection for the growing numbers of people who operate cottage industries.

LIFE INSURANCE

        The Cincinnati Life Insurance Company contributed net operating earnings, excluding realized capital gains, of $20.2 million in 1994 versus $21.0 million (excluding accounting and tax rate changes) in 1993. 1994 total net earnings of $22.0 million included $1.8 million of capital gains compared to 1993 net earnings of $28.4 million with $10.4 million of capital gains. Earned premiums rose to $49.1 million from $48.7 million.

        Cincinnati Life distributes our life insurance products primarily through independent agents representing the Corporation's property and casualty insurance affiliates. These agencies produced more than 84 percent of new life premiums in 1994, up from approximately 80 percent in 1993. Our product portfolio emphasizes policies appropriate for cross selling to their clientele--individuals and businesses who prefer strong, stable insurers that offer broad coverages and person-to-person service.

        Our marketing thrust centers on traditional whole and term life policies, including a portfolio of guaranteed plans which feature fixed premiums, fixed death benefits, fixed interest and fixed cash-value buildup. New business from guaranteed plans brought in approximately $2 million of first-year premium in 1994, the first full year of availability for most of the guaranteed products. Agents find they are solid tools for long-term planning, providing liquidity for business perpetuation, family needs and estate preservation.

        We continue to help customer service representatives of property casualty agencies identify clients who need life insurance. A special promotion put in force $16 million of family protection in 900 new Juvenile Term and HomeOwner Protector (HOP) policies. The HOP is decreasing term insurance with a death benefit that can be used to pay off mortgage debt.

        Additional 1994 activities supported production of life premiums through property casualty insurance agencies:

* Cincinnati Life continues to recruit, train and place new life insurance producers in property casualty agencies. We conduct a full schedule of product and sales seminars at CFC Headquarters and in the field. During 1994, our business life insurance and estate planning courses were approved in several states to meet agent licensing requirements for continuing education.

* We revised our agency compensation program to reward agents incrementally for reaching higher levels of production and placing a greater portion of their business with Cincinnati Life.

FINANCIAL SERVICES

        CFC Investment Company's 1994 net operating income totaled $1.8 million, up 6.2 percent from 1993.

        The Cincinnati Companies market insurance. CFC Investment Company's lease, finance and real estate activities are not a sideline to our insurance business but in direct support of it:

* Many of our customers are independent insurance agents, their commercial clients and prospective clients. CFC Investment Company provides leasing and financing services that reinforce insurance relationships at the local level, involving us with a select clientele more than 99 percent paid current at year-end.

        Total finance receivables grew by 37 percent to $31.2 million at year-end. We increased sales efforts and benefitted from rising interest rates, which decreased early account payoffs.

* CFC Investment Company manages assets assigned to other Cincinnati Companies affiliates. As of December 31, $10.2 million of receivables from prime credit caliber leases were so assigned. Three commercial investment properties managed by CFC Investment Company maintained 99 percent occupancy during the year, generating profit and cash flow.

* When indepedent agency owners have retired or died without adequate plans, CFC Investment Company has acquired and temporarily held a few agencies with large blocks of Cincinnati policies. The Cincinnati

Companies recruited, trained and appointed as our representatives new independent owners with compatible philosophies. Through such arrangements, the agencies' Cincinnati policyholders are able to retain their quality protection. Two agencies were transferred to new owners on January 1, 1994, and a third was sold September 1. No agencies are owned at this time.

        Our management is available to talk with any agency owner who is thinking of selling an agency.

Loss and Loss expenses in Notes to Financial Statements from page 27
(incorporated into Item 1).

LOSSES AND LOSS EXPENSES
  Activity in the reserve for losses and loss expenses is summarized as follows
(000's omitted):

                                            Years Ended December 31,
                                        ---------------------------------
                                         1994          1993          1992
                                       -------        -------      --------
Balance at January 1...............  $1,365,052    $1,200,182   $1,056,923
  Less reinsurance receivable .....      71,691        62,349       70,714
                                     ----------    ----------   ----------
Net balance at January 1...........   1,293,361     1,137,833      986,209
                                     ----------    ----------   ----------
Incurred related to:
  Current year.....................     948,581       828,978      752,993
  Prior years......................     (92,892)      (39,769)     (30,351)
                                     ----------    ----------   ----------
 Total incurred....................     855,689       789,209      722,642
                                     ----------    ----------   ----------
Paid related to:
  Current year.....................     373,721       323,616      291,508
  Prior years......................     343,304       310,065      279,510
                                     ----------    ----------   ----------
Total paid.........................     717,025       633,681      571,018
                                     ----------    ----------   ----------
Net balance at December 31.........   1,432,025     1,293,361    1,137,833
  Plus reinsurance receivable......      78,125        71,691       62,349
                                     ----------    ----------   ----------
Balance at December 31.............  $1,510,150    $1,365,052   $1,200,182
                                     ==========    ==========   ==========

  As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses (net of reinsurance recoveries of $8,211,000, $1,064,000 and $16,834,000 in 1994, 1993 and 1992, respectively)
decreased by $92,892,000,  $39,769,000 and $30,351,000 in 1994, 1993 and 1992.
These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

  The reserve for losses and loss expenses in the accompanying balance sheets also includes $42,147,000, $37,455,000 and $35,330,000 at December 31, 1994,
1993 and 1992, respectively, for certain life/health losses and loss checks payable.

"Price range of Common Stock" section from page 5 (incorporated into Item 5).

DIVIDENDS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

PRICE RANGE OF COMMON STOCK

        Cincinnati Financial Corporation had approximately 9,340 shareholders of record as of December 31, 1994. Most of CFC's 2,110 associates own stock in their Company.

        CFC shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of the NASDAQ
(National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                     1994
--------------------------------------------------------------------------------
QUARTER            1ST              2ND             3RD             4TH
HIGH               $58 1/4          $54 1/4         $56 1/2         $53 3/4
LOW                 51 1/4           50              51 3/4          46
DIVIDEND PAID      .28              .32             .32             .32

                                     1993
--------------------------------------------------------------------------------
Quarter            1st              2nd              3rd            4th

High               $66              $63 7/8          $60 3/4        $59 1/8
Low                 58 3/4           51               56 3/4         51 1/2
Dividend Paid      .26              .28              .28            .28

"Selected Financial Information" from pages 18 and 19
(incorporated into Item 6).

SELECTED FINANCIAL INFORMATION
(000's omitted except per share data).

Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------
                                                                     Years Ended December 31,
                                                       1994               1993               1992             1991
                                                   -------------      -------------      ------------      ------------
TOTAL ASSETS  . . . . . . . . . . . . . . . .       $  4,734,279       $  4,602,288      $  4,098,713      $  3,513,749
LONG-TERM OBLIGATIONS . . . . . . . . . . . .       $     80,000       $     80,000      $     80,000      $        182
------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income  . . . . . . . . . . . . . . .       $  1,219,033       $  1,140,791       $  1,038,772     $    947,576
Investment Income (Less Expense)  . . . . . .            262,649            239,436            218,942          193,220
Realized Gain on Investments  . . . . . . . .             19,557             51,529             35,885            7,641
Other Income  . . . . . . . . . . . . . . . .             11,267             10,396             10,552           12,698
NET INCOME BEFORE REALIZED GAINS
ON INVESTMENTS
In Total  . . . . . . . . . . . . . . . . . .       $    188,538       $    182,530*     $     147,669     $    141,273
Per Common Share  . . . . . . . . . . . . . .               3.67               3.56*              2.93             2.84
NET INCOME
In Total  . . . . . . . . . . . . . . . . . .       $    201,230       $    216,024*     $     171,325     $    146,280
Per Common Share  . . . . . . . . . . .  .  .               3.91               4.20*              3.39             2.94
------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share  . . . . . . . . . . . . . .       $       1.28       $       1.12      $        1.03     $        .91

CASH DIVIDENDS PAID
Per Common Share  . . . . . . . . . . . . . .       $       1.24       $       1.10      $        1.00     $        .89
------------------------------------------------------------------------------------------------------------------------

* 1993 earnings include a credit for $13,845,000 ($.26 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109; and 1993 earnings include a net charge of $8,641,000 ($.17 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

 Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

       1990              1989               1988               1987               1986               1985              1984
  -------------      -------------      -------------      -------------      -------------      -------------      -------------
  $  2,626,156       $  2,602,990       $  2,163,341       $  1,828,032       $  1,581,591      $  1,272,242        $   995,392
  $        202       $        753       $        890       $      3,898       $      8,468      $      8,825        $    13,741
---------------------------------------------------------------------------------------------------------------------------------

  $    871,196       $    813,313       $    754,335       $    747,266       $    666,892      $    513,864        $   412,974
       167,425            149,285            130,885            108,915             90,875            76,561             65,237
         1,488              4,678              6,423              3,845             13,881             3,528              1,960
         8,822              7,134             10,281              7,686              1,932             2,554              1,470

  $    128,052       $    111,477       $    124,618       $     90,714       $     83,477      $     52,452        $    67,350
          2.59               2.27               2.57               1.89               1.72              1.10               1.43

  $    128,962       $    114,490       $    128,748       $     93,154       $     93,471      $     54,993        $    68,725
          2.61               2.33               2.65               1.94               1.93              1.16               1.46
---------------------------------------------------------------------------------------------------------------------------------

  $        .81       $        .72       $        .58       $        .49       $        .42      $        .39        $       .35

  $        .79       $        .69       $        .57       $        .47       $        .41      $        .38        $       .33
---------------------------------------------------------------------------------------------------------------------------------

    Per share data are adjusted for three-for-one stock split in 1992, two-for-one stock split in 1985 and stock dividends of 5% in 1987 and 1984.

"Management Discussion" from pages 31 and 32 (incorporated into Items 1 and 7).

MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
        This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.
-------------------------------------------------------------------------------

RESULTS OF OPERATIONS

        The Company's $201.2 million net income for 1994 reflected a $14.8 million, 6.9 percent, decrease from 1993. Net income for 1993 and 1992, respectively, reflected 26.1 percent and 17.1 percent increases from the
preceding years. Realized gains on investments (net of income   taxes) were
$12.7 million for 1994, compared to $33.5 million in 1993 and $23.7 million in
1992. The effect on income per share of various matters discussed herein is illustrated in the following summary:

                                        1994            1993            1992
                                        ------          ------          ------
Net income excluding
   the items below...................   $ 3.93          $ 3.75          $ 3.28
Realized gains.......................      .24             .64             .46
Catastrophe losses...................     (.26)           (.28)           (.35)
Effect of tax rate change:
   Unrealized appreciation...........      -0-            (.22)            -0-
   Other prior year differences......      -0-             .05             -0-
Cumulative effect of accounting
   change............................      -0-             .26             -0-
                                        ------          ------          ------
Net income per share.................   $ 3.91          $ 4.20          $ 3.39
                                        ======          ======          ======

        The Company has continued in the same lines of property casualty business and has continued not to market in California and not to write flood insurance. The Company continues to review exposure for huge disasters and to reduce coverage in certain coastal areas. Developing newer territories has helped the property and casualty operations increase premium income. Premium income amounted to $1.170 billion for 1994, an increase of 7.1 percent over 1993. 1993 and 1992 reflected increases of 10 percent and 9.8 percent, respectively. The combined loss and expense ratio for the Company's property and casualty operations was 100.6 percent for 1994, 100.1 percent for 1993 and 101.8 percent for 1992.

        The Company incurred catastrophe losses (net of reinsurance) of $20.7 million, $22.6 million and $27.4 million in 1994, 1993 and 1992, respectively.

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

        Total life, annuity, accident and health premium income remained relatively level over the past three years at $49.1 million, $48.7 million and $46.4 million for 1994, 1993 and 1992, respectively.

        Investment income increased 9.7 percent to $262.6 million in 1994. Investment income was $239.4 million in 1993 and $218.9 million in 1992, increases of 9.4 percent and 13.3 percent, respectively. Increases in investment income have principally been the result of investing the cash flows from operating activities and the Company's strategy in 1992 to shift to relatively more investments in securities whose income therefrom is taxable and higher yielding than tax-exempt investments.

        The Company's income tax expense, $48.1 million, $64.8 million and $37.9 million for 1994, 1993 and 1992, respectively, decreased to a smaller percentage of pre-tax income primarily because a larger percentage of our pre-tax investment income was tax-exempt interest and dividends received in 1994 compared to 1993 and because of the effects of the tax rate increase signed into law in 1993. As discussed in the Notes to Consolidated Financial Statements and above, 1993 income tax expense includes an $11.2 million charge and a $2.6 million credit related to the effect of the income tax rate change on unrealized appreciation on investments in equity securities and on other prior years' temporary book-tax differences. The Company incurred no additional alternative minimum tax expense for 1994, 1993 or 1992. The alternative minimum basis effectively taxes certain income that is exempt from taxation on a regular tax basis.

        Statutory risk based capital requirements, effective for life companies in 1993 and for property casualty companies in 1994, did not significantly affect the Company's operations.

CASH FLOWS AND LIQUIDITY
-------------------------------------------------------------------------------
        Net cash provided by operating activities amounted to $325.8 million, $363.2 million and $329.1 million for 1994, 1993 and 1992, respectively. Operating cash flows have been more than sufficient to meet all operating needs and provide for financing needs and increased investments. Management expects that this situation will continue because of no substantial changes in the Company's mix of business, protection by reinsurance agreements with financially stable companies and no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 6 percent of gross premiums in each of the last three years.

        The Company used $317.6 million in 1994, $333.4 million in 1993 and $334.5 million in 1992 in investing activities. Net cash flows used in additions to fixed maturity and equity securities, respectively, amounted to $209 million and $92 million in 1994, $113 million and $212 million in 1993 and $162 million and $165 million in 1992.

        Proceeds from $80 million of convertible debentures issued in 1992 (maturing in 2002) were used to reduce short-term debt ($40 million) and to increase working capital of subsidiaries.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

        Cash and marketable securities of $4.222 billion make up 89.2 percent of the Company's $4.734 billion of assets; this compares to 89.7 percent in
1993 and 89.3 percent in 1992. The Company has only minor investments in real estate and mortgages, which are typically illiquid. Information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements. As discussed in such notes, the Company's insurance reserve liabilities are estimated by management based upon Company experience data.
Such reserves are related to various lines of business and will be paid out over various future periods. The Company has continued to utilize some short-term debt.
--------------------------------------------------------------------------------
INVESTMENTS

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

        The Company's portfolio of fixed maturity securities at December 31, 1994 has an average yield-to-book value of 8.4 percent and an average maturity of 12.9 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Concentrations in the essential service (i.e., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Due to the small size of several of these offerings, many of these bonds are not rated by a rating agency. Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax-exempt bonds comprise 18 percent of invested assets as of December 31, 1994, compared to 18 percent and 19 percent in 1993 and 1992, respectively.

        At December 31, 1994 and 1993, investments totaling approximately $532 million and $468 million, respectively ($563 million and $445 million at cost), of the Company's $4.212 billion and $4.239 billion investment portfolio relate to securities that are rated noninvestment grade or that are not rated by Moody's Investors Service or Standard & Poor's. Such investments are not expected to have a material effect on the Company's financial condition or results of operations.

        Investments in common stocks have been made with emphasis on securities with an annual dividend yield of at least 4 percent to 5 percent and annual dividend increases. The Company's portfolio of equity investments at December 31, 1994 has an average dividend yield to cost of 8.2 percent. Strategy in equity investments continues to include identifying approximately 10 to 12 companies in which the Company can accumulate 10 percent to 20 percent of their common stock.

        As a long-term investor, the Company has followed a buy-and-hold strategy for many years. As a result of this policy for over 36 years, a significant amount of unrealized appreciation on equity investments has been generated. Unrealized appreciation on equity investments was $941 million as of December 31, 1994 and constituted 22 percent of the total investment portfolio, 42 percent of the equities investment portfolio and, after deferred income taxes, 32 percent of total shareholders' equity. Such unrealized appreciation amounted to $1.135 billion and $1.05 billion at December 31, 1993 and 1992, respectively.
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND
LONG- AND SHORT-TERM DEBT

        At December 31, 1994, shareholders' equity was $1.940 billion. Shareholders' equity was 41 percent of assets in 1994 and 42 percent in 1993 and 1992. During 1994, shareholders' equity decreased $7 million. This decrease was the result of a $147 million decrease in unrealized appreciation on fixed maturity and equity investments discussed above, net of income tax effects. During 1993 and 1992, respectively, shareholders' equity increased $234 million and $272 million, of which $61 million and $144 million were related to the increase in unrealized appreciation on equity investments discussed above, net of income tax effects. Long-term and short-term debt each amounted to less than 5 percent of total assets at December 31, 1994 and 1993. At December 31, 1994 and 1993, long-term debt consisted of $80 million of convertible debentures. Short-term debt amounted to $129 million, up from $78 million in 1993 and $67 million in 1992. The additional borrowings were used to provide additional working capital.

Independent Auditors' Report and Financial Statements from pages 19 thru 29 (incorporated into Item 8).

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT

[LOGO]

        To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

        We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

        As discussed in the notes to consolidated financial statements, the Company changed its method of accounting for fixed maturity investments to conform with Statement of Financial Accounting Standards (SFAS) No. 115 effective January 1, 1994 and its method of accounting for income taxes to conform with SFAS No. 109 effective January 1, 1993.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
February 13, 1995

CONSOLIDATED BALANCE SHEETS
Cincinnati Financial Corporation and Subsidiaries
----------------------------------------------------------------------------

                                                                                             December 31,
                                                                            -------------------------------------------
                                                                                1994                         1993
                                                                            -------------               ---------------
ASSETS
Investments
   Fixed maturities (cost: 1994--$1,976,314,000; fair value:
      1993--$1,881,717,000) .....................................        $  1,943,116,000              $  1,759,655,000
   Equity securities, at fair value (cost: 1994--$1,289,444,000;
      1993--$1,184,172,000) .....................................           2,230,247,000                 2,318,803,000
   Other invested assets.........................................              38,816,000                    38,364,000
Cash.............................................................              48,254,000                    48,114,000
Investment income receivable.....................................              56,069,000                    50,120,000
Finance receivables..............................................              16,169,000                    13,011,000
Premiums receivable..............................................             141,972,000                   134,361,000
Reinsurance receivable...........................................              67,125,000                    59,061,000
Prepaid reinsurance premiums.....................................              24,066,000                    23,966,000
Deferred acquisition costs pertaining to unearned
   premiums and to life policies in force........................             109,503,000                   104,091,000
Land, buildings and equipment for Company use (at
   cost, less accumulated depreciation:
   1994--$64,819,000; 1993--$57,745,000).........................              32,673,000                    31,336,000
Other assets                                                                   26,269,000                    21,406,000
                                                                         ----------------              ----------------
        Total assets.............................................        $  4,734,279,000              $  4,602,288,000
                                                                         ================              ================

LIABILITIES
Insurance reserves
   Losses and loss expenses......................................        $  1,552,297,000              $  1,402,507,000
   Life policy reserves..........................................             370,095,000                   345,977,000
Unearned premiums................................................             382,119,000                   362,012,000
Other liabilities................................................              85,158,000                    95,484,000
Deferred income taxes............................................             195,447,000                   290,904,000
Notes payable....................................................             129,116,000                    78,066,000
5 1/2% convertible senior debentures due 2002....................              80,000,000                    80,000,000
                                                                         ----------------              ----------------
        Total liabilities........................................           2,794,232,000                 2,654,950,000
                                                                         ----------------              ----------------

SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized
   80,000,000 shares; issued, 1994--50,435,974;
   1993--50,313,161..............................................             100,872,000                   100,626,000
Paid-in capital..................................................             105,792,000                   102,235,000
Retained earnings................................................           1,133,105,000                   996,359,000
 Unrealized gains on investments.................................             601,192,000                   748,514,000
                                                                         ----------------              ----------------
                                                                            1,940,961,000                 1,947,734,000
Less treasury shares at cost (1994--18,033 shares;
   1993--6,860 shares)...........................................                (914,000)                     (396,000)
                                                                         ----------------              ----------------
        Total shareholders' equity...............................           1,940,047,000                 1,947,338,000
                                                                         ----------------              ----------------
        Total liabilities and shareholders' equity...............        $  4,734,279,000              $  4,602,288,000
                                                                         ================              ================

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                      Years Ended December 31,
                                                                 ------------------------------------------------------------------
                                                                        1994                    1993                    1992
                                                                 ---------------          ---------------         ---------------
REVENUE
   Premium income
      Property and casualty.............................         $ 1,169,940,000          $ 1,092,135,000         $   992,335,000
      Life..............................................              41,888,000               41,169,000              38,014,000
      Accident and health...............................               7,205,000                7,487,000               8,423,000
                                                                 ---------------          ---------------         ---------------
      Net premiums earned...............................           1,219,033,000            1,140,791,000           1,038,772,000
   Investment income....................................             262,649,000              239,436,000             218,942,000
   Realized gain on investments.........................              19,557,000               51,529,000              35,885,000
   Other income.........................................              11,267,000               10,396,000              10,552,000
                                                                 ---------------          ---------------         ---------------
      Total revenues....................................           1,512,506,000            1,442,152,000           1,304,151,000
                                                                 ---------------          ---------------         ---------------
BENEFITS AND EXPENSES
   Insurance losses and policyholder
      benefits..........................................             900,814,000              832,478,000             766,110,000
   Commissions..........................................             230,551,000              220,830,000             209,204,000
   Other operating expenses..............................             85,405,000               83,357,000              79,545,000
   Taxes, licenses and fees..............................             39,070,000               35,088,000              30,521,000
   Increase in deferred acquisition costs
      pertaining to unearned premiums and
      to life policies in force..........................             (5,412,000)              (6,757,000)             (3,753,000)
   Interest expense.....................................               9,961,000                7,389,000               6,690,000
   Other expenses........................................              2,789,000                2,772,000               6,640,000
                                                                 ---------------          ---------------         ---------------
      Total benefits and expenses........................          1,263,178,000            1,175,157,000           1,094,957,000
                                                                 ---------------          ---------------         ---------------
INCOME BEFORE INCOME TAXES
   AND CUMULATIVE EFFECT OF
   AN ACCOUNTING CHANGE                                              249,328,000              266,995,000             209,194,000
                                                                 ---------------          ---------------         ---------------
PROVISION FOR INCOME TAXES
   Current...............................................             64,228,000               71,119,000              54,964,000
   Deferred..............................................            (16,130,000)              (6,303,000)            (17,095,000)
                                                                 ---------------          ---------------         ---------------
                                                                      48,098,000               64,816,000              37,869,000
                                                                 ---------------          ---------------         ---------------
INCOME BEFORE CUMULATIVE
   EFFECT OF AN ACCOUNTING
   CHANGE................................................            201,230,000              202,179,000             171,325,000
CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING FOR INCOME TAXES........................                    -0-               13,845,000                     -0-
                                                                 ---------------          ---------------         ---------------
NET INCOME...............................................         $  201,230,000           $  216,024,000          $  171,325,000
                                                                 ===============          ===============         ===============
PER COMMON SHARE
   Income before cumulative effect of an
      accounting change..................................         $         3.91           $         3.94          $         3.39
   Cumulative effect of a change in accounting
       for income taxes..................................                    -0-                      .26                     -0-
                                                                 ---------------          ---------------         ---------------
   Net income............................................         $         3.91           $         4.20          $         3.39
                                                                 ===============          ===============         ===============
   Cash dividends (declared).............................         $         1.28           $         1.12          $         1.03
                                                                 ===============          ===============         ===============

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                                                    UNREALIZED
                                           COMMON            TREASURY            PAID-IN          RETAINED           GAINS ON
                                            STOCK              STOCK             CAPITAL          EARNINGS         INVESTMENTS
                                       -------------      -------------     -------------     --------------      -------------
Balance, December 31, 1991.........    $  99,406,000     $  (2,839,000)     $  84,881,000     $  716,657,000     $  543,296,000

Net income.........................                                                              171,325,000
Change in unrealized
  gains on investments.............                                                                                 217,823,000
Income taxes on unrealized
  gains............................                                                                                 (74,060,000)
Dividends declared.................                                                              (51,448,000)
Issuance of treasury shares........                            348,000            290,000
Stock options exercised............          610,000                            6,126,000
Purchase of insurance agency.......           66,000                            1,115,000
Conversion of debentures...........           64,000                              117,000             (1,000)
                                       -------------      -------------     -------------     --------------      -------------
Balance, December 31, 1992.........      100,146,000        (2,491,000)        92,529,000        836,533,000        687,059,000

Net income.........................                                                              216,024,000
Change in unrealized
  gains on investments.............                                                                                  93,255,000
Income taxes on unrealized
  gains............................                                                                                 (31,800,000)
Dividends declared.................                                                              (56,198,000)
Issuance of treasury shares........                          2,095,000          3,084,000
Stock options exercised............          480,000                            6,622,000
                                       -------------      -------------     -------------     --------------      -------------
Balance, December 31, 1993.........      100,626,000          (396,000)       102,235,000        996,359,000        748,514,000

Effect of a change in accounting for
  fixed maturity investments, net
  of income taxes of $42,722,000...                                                                                  79,340,000
Net income.........................                                                              201,230,000
Change in unrealized
  gains on investments.............                                                                                (348,711,000)
Income taxes on unrealized
  gains............................                                                                                 122,049,000
Dividends declared.................                                                              (64,484,000)
Purchase of treasury shares........                           (518,000)            58,000
Stock options exercised............          246,000                            3,499,000
                                       -------------      -------------     -------------     --------------      -------------
Balance, December 31, 1994.........    $ 100,872,000      $   (914,000)     $ 105,792,000     $1,133,105,000      $ 601,192,000
                                       =============      =============     =============     ==============      =============

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------

                                                                       ----------------------------------------------------------
                                                                                          Years Ended December 31,
                                                                            1994                   1993                  1992
                                                                       --------------         --------------        -------------
Cash flows from operating activities:
  Net income..............................................             $ 201,230,000          $ 216,024,000         $ 171,325,000
  Adjustments to reconcile net income to net
    cash flows provided by operating activities:
    Depreciation and amortization.........................                 9,923,000             10,466,000            10,051,000
    Increase in investment income receivable..............                (5,949,000)            (3,121,000)           (4,135,000)
    Increase in premiums receivable.......................                (7,611,000)           (10,199,000)           (7,979,000)
    Increase in reinsurance receivable....................                (8,064,000)            (7,511,000)           (9,911,000)
    Increase in prepaid reinsurance premiums..............                  (100,000)            (5,266,000)           (2,381,000)
    Increase in deferred acquisition costs................                (5,412,000)            (6,757,000)           (3,753,000)
    Decrease (increase) in policy loans
        and accounts receivable...........................                 1,008,000             (8,045,000)           (3,570,000)
    Increase in losses and loss expense reserves..........               149,790,000            166,995,000           166,372,000
    Increase in life policy reserves......................                24,118,000             29,208,000            42,005,000
    Increase in unearned premiums.........................                20,107,000             36,937,000            24,006,000
    (Decrease) increase in other liabilities..............                (7,274,000)            20,374,000             1,817,000
    Decrease in deferred income taxes.....................               (16,131,000)           (20,148,000)          (17,095,000)
    Realized gain on investments..........................               (19,557,000)           (51,529,000)          (35,885,000)
    Other.................................................               (10,258,000)            (4,238,000)           (1,812,000)
                                                                       --------------         --------------        -------------
      Net cash provided by operating activities...........               325,820,000            363,190,000           329,055,000
                                                                       --------------         --------------        -------------
Cash flows from investing activities:
  Sale of fixed maturities investments....................                83,360,000            118,064,000           56,552,000
  Maturity of fixed maturities investments................               207,843,000            287,096,000          264,618,000
  Sale of equity securities investments...................               250,722,000            200,775,000          165,654,000
  Collection of finance receivables.......................                 6,567,000              6,523,000            6,269,000
  Purchase of fixed maturities investments................              (500,283,000)          (518,339,000)        (482,695,000)
  Purchase of equity securities investments...............              (342,949,000)          (412,630,000)        (330,644,000)
  Investment in land, buildings and equipment.............               (11,356,000)            (7,648,000)         (12,125,000)
  Investment in finance receivables.......................                (9,725,000)            (7,471,000)          (6,469,000)
  (Decrease) increase in other invested assets............                (1,758,000)               279,000            4,360,000
                                                                       --------------         --------------        -------------
      Net cash used in investing activities...............              (317,579,000)          (333,351,000)        (334,480,000)
                                                                       --------------         --------------        -------------
Cash flows from financing activities:
  5 1/2% convertible debenture issue.......................                       -0-                    -0-          80,000,000
  Proceeds from stock options exercised...................                 3,745,000              7,102,000            6,736,000
  Issuance (purchase) of treasury shares..................                  (460,000)             5,179,000              638,000
  Increase (decrease) in notes payable....................                51,050,000             11,114,000          (39,419,000)
  Payment of cash dividends to shareholders...............               (62,436,000)           (55,103,000)         (49,697,000)
                                                                       --------------         --------------        -------------
      Net cash used in financing activities...............                (8,101,000)           (31,708,000)          (1,742,000)
                                                                       --------------         --------------        -------------
Net increase (decrease) in cash...........................                   140,000             (1,869,000)          (7,167,000)
Cash at beginning of year.................................                48,114,000             49,983,000           57,150,000
                                                                       --------------         --------------        -------------
Cash at end of year.......................................            $   48,254,000         $   48,114,000        $  49,983,000
                                                                       ==============         ==============        =============
Supplemental disclosures of cash flow information:
  Interest paid...........................................            $   10,216,000         $    7,543,000        $   6,191,000
                                                                       ==============         ==============        =============
  Income taxes paid.......................................            $   71,192,000         $   67,000,000        $  58,250,000
                                                                       ==============         ==============        =============

Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

        BASIS OF PRESENTATION--The consolidated financial statements include the accounts of Cincinnati Financial Corporation (the "Company") and all subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. Generally accounting principles differ in certain respects from statutory insurance accounting practices prescribed or permittted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.

        PROPERTY AND CASUALTY INSURANCE-- Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims, net of salvage and subrogation.

        LIFE INSURANCE--Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 10 1/2%. Interest rates on approximately $246,000,000 and $229,000,000 of such reserves at December 31, 1994 and 1993, respectively, are periodically adjusted based upon market conditions.

        Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.

        ACCIDENT AND HEALTH INSURANCE--Expenses incured in the issuance of policies are deferred and amortized over a five year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property and casualty insurance discussed above.

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

        The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports recieved from the ceding companies.

        INVESTMENTS--The Company adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. With the adoption of SFAS No. 115, fixed maturities (bonds and notes) have been classified as available for sale and are stated at fair values. Prior to 1994, fixed maturities were principally stated at amortized cost. Equity securities (common and preferred stocks) are stated at fair values.

        Unrealized gains and losses on investments carried at fair value, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

        INCOME TAXES--As further discussed below, effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires deferred tax liabilities and assets to be computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse and limits the amount of deferred tax assets that can be recognized. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity, and deferred taxes associated with other differences are charged to income.

        EARNINGS PER SHARE--Net income per common share is based on the average number of shares and equivalent shares outstanding during each of the respective years. Stock options and convertible debentures are treated as common stock equivalents.

Cincinnati Financial Corporation and Subsidiaries
---------------------------------------------------------------------

        FAIR VALUE DISCLOSURES--Fair values for investments in fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.
        The fair values for liabilities under investment-type insurance contracts (annuities) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Fair values for short-term notes payable are estimated using interest rates currently available to the Company. Fair values for long-term convertible debentures are based on the quoted market prices for such debentures.

        RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform with 1994 classifications.


INVESTMENTS

        Gross realized gains and gross realized losses on fixed maturity securities were $13,570,000 and $6,058,000, respectively, in 1994; $32,361,000 and $7,168,000, respectively, in 1993; and $14,005,000 and $7,224,000, respectively, in 1992. Gross realized gains and gross realized losses on equity securities were $31,785,000 and $19,740,000, respectively, in 1994; $36,134,000 and $9,798,000, respectively, in 1993, and $37,408,000 and $8,304,000, respectively, in 1992.

Investment income summarized by investment category (000's omitted):

                                                                             Years Ended December 31,
                                                                -----------------------------------------------
                                                                   1994                1993            1992
                                                                -----------         ----------      -----------
Interest on fixed maturities......................              $   158,015         $  150,732      $  142,646
Dividends on equity securities....................                  103,307             87,415          75,619
Other investment income...........................                    5,434              5,306           4,437
                                                                -----------         ----------      -----------
   Total..........................................                  266,756            243,453         222,702
Less investment expenses..........................                    4,107              4,017           3,760
                                                                -----------         ----------      -----------
Net investment income.............................              $   262,649         $  239,436      $  218,942
                                                                ===========         ==========      ===========



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

Analysis of cost, fair value, gross unrealized gains and gross unrealized losses as of December 31, 1994 and 1993 (000's omitted):

                                                                                 GROSS            GROSS
                                                                              UNREALIZED        UNREALIZED        FAIR
1994                                                            COST            GAINS            LOSSES           VALUE
                                                           -----------      -----------         ---------     -----------
Fixed maturities:
  States, municipalities and political subdivisions......  $   777,995      $    23,591         $  32,099     $   769,487
  Convertibles and bonds with warrants attached..........      182,576            8,113            10,352         180,337
  Public utilities.......................................       78,347            1,078             4,679          74,746
  United States government and government
    agencies and authorities.............................        4,100               71                34           4,137
  All other corporate bonds..............................      933,296           16,668            35,555         914,409
                                                           -----------      -----------         ---------     -----------
      Total..............................................  $ 1,976,314      $    49,521         $  82,719     $ 1,943,116
                                                           ===========      ===========         =========     ===========
Equity securities........................................  $ 1,289,444      $   977,580         $  36,777     $ 2,230,247
                                                           ===========      ===========         =========     ===========
1993
Fixed maturities:
  States, municipalities and political subdivisions......  $   759,517      $    53,330         $   5,000     $   807,847
  Convertibles and bonds with warrants attached .........      164,257           21,169               741         184,685
  Public utilities.......................................       66,251            3,261               402          69,110
  United States government and government
    agencies and authorities.............................        4,714              619                 0           5,333
  All other corporate bonds..............................      764,916           51,098             1,272         814,742
                                                           -----------      -----------         ---------     -----------
      Total..............................................  $ 1,759,655      $   129,477         $   7,415     $ 1,881,717
                                                           ===========      ===========         =========     ===========
Equity securities........................................  $ 1,184,172      $ 1,136,343         $   1,712     $ 2,318,803
                                                           ===========      ===========         =========     ===========

Maturity dates for investments in fixed maturity securities as of December 31,
1994 (000's omitted):
                                                                                                 FAIR
                                                                                COST             VALUE
                                                                            -----------     ------------
Maturity dates occurring:
  One year or less.................................................         $    60,734    $      59,572
  After one year through five years................................              98,362           96,533
  After five years through ten years...............................             667,948          649,316
  After ten years..................................................           1,149,270        1,137,695
                                                                            -----------     ------------
      Total........................................................         $ 1,976,314     $  1,943,116
                                                                            ===========     ============

Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                                                        1994                            1993
                                                           ----------------------------     ----------------------------
                                                                                FAIR                            Fair
                                                                COST            VALUE            Cost           Value
                                                           ------------     -----------     ------------     -----------
Fifth Third Bancorp common stock                           $    157,843     $   623,040     $    123,674     $   637,524
Alltel Corporation common stock                            $     95,810     $   383,346     $     90,407     $   369,492
                                                           ------------     -----------     ------------     -----------

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
DEFERRED ACQUISITION COSTS
  Acquisition costs capitalized during 1994, 1993 and 1992 amounted to $78,322,000, $73,400,000 and $68,629,000, respectively. Amortization of deferred acquisition costs was $72,910,000, $66,643,000 and $64,876,000 for
1994, 1993 and 1992, respectively.

LOSSES AND LOSS EXPENSES
  Activity in the reserve for losses and loss expenses is summarized as follows
(000's omitted):

                                            Years Ended December 31,
                                        ---------------------------------
                                         1994          1993          1992
                                       -------        -------      --------
Balance at January 1...............  $1,365,052    $1,200,182   $1,056,923
  Less reinsurance receivable .....      71,691        62,349       70,714
                                     ----------    ----------   ----------
Net balance at January 1...........   1,293,361     1,137,833      986,209
                                     ----------    ----------   ----------
Incurred related to:
  Current year.....................     948,581       828,978      752,993
  Prior years......................     (92,892)      (39,769)     (30,351)
                                     ----------    ----------   ----------
 Total incurred....................     855,689       789,209      722,642
                                     ----------    ----------   ----------
Paid related to:
  Current year.....................     373,721       323,616      291,508
  Prior years......................     343,304       310,065      279,510
                                     ----------    ----------   ----------
Total paid.........................     717,025       633,681      571,018
                                     ----------    ----------   ----------
Net balance at December 31.........   1,432,025     1,293,361    1,137,833
  Plus reinsurance receivable......      78,125        71,691       62,349
                                     ----------    ----------   ----------
Balance at December 31.............  $1,510,150    $1,365,052   $1,200,182
                                     ==========    ==========   ==========

  As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses (net of reinsurance recoveries of $8,211,000, $1,064,000 and $16,834,000 in 1994, 1993 and 1992, respectively)
decreased by $92,892,000,  $39,769,000 and $30,351,000 in 1994, 1993 and 1992.
These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

  The reserve for losses and loss expenses in the accompanying balance sheets also includes $42,147,000, $37,455,000 and $35,330,000 at December 31, 1994,
1993 and 1992, respectively, for certain life/health losses and loss checks payable.

 LIFE POLICY RESERVES
  Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                      1994          1993
                                    --------      --------
Ordinary/Traditional Life..      $   103,197   $   95,847
Universal Life.............          147,599      130,953
Annuities..................           98,750       98,394
Industrial.................           18,032       18,373
Other......................            2,517        2,410
                                 -----------   ----------
   Total...................      $   370,095  $   345,977
                                 ===========  ===========

  At December 31, 1994 and 1993, the fair value associated with the annuities shown above approximated $99,000,000 and $100,000,000, respectively.

NOTES PAYABLE
  The Company and subsidiaries had no compensating debt balance for either 1994 or 1993. Notes payable in the accompanying balance sheets are short term and interest rates charged on such borrowings ranged from 3.93% to 8.5% during 1994 which resulted in an average interest rate of 5.35%. At December 31, 1994 and 1993, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.77% and 4.03%, respectively.

CONVERTIBLE SENIOR DEBENTURES
  The convertible senior debentures ($80,000,000 issued in 1992) are convertible by the debenture holders into shares of common stock at a conversion price of $49.20 (20.33 shares for each $1,000 principal). At December 31, 1994 and 1993, the fair value of the debentures approximated $88,800,000 and $101,600,000, respectively.

REINSURANCE
  Property and casualty premium income in the accompanying statements of income includes approximately $63,746,000, $65,625,000 and $46,936,000 of earned premiums on assumed business and is net of approximately $100,842,000, $87,819,000 and $73,579,000 of premiums on ceded business for 1994, 1993 and 1992, respectively.

  Written premiums for 1994, 1993 and 1992 consist of the following (000's omitted):

                                         1994        1993          1992
                                       -------     -------        -------
Direct business.............        $1,233,948  $1,145,185    $1,039,737
Assumed business............            53,332      71,581        59,480
Ceded business..............           (96,456)    (92,986)      (84,246)
                                    ----------   ---------    ----------
   Net......................        $1,190,824  $1,123,780    $1,014,971
                                    ==========  ==========    ==========

  Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $33,645,000, $25,995,000 and $9,875,000 of reinsurance recoveries for 1994, 1993 and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
FEDERAL INCOME TAXES

        Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," and recognized in 1993 income the $13,845,000 cumulative effect on prior years of the change in method of accounting for income taxes. Income tax rates were increased during 1993, and as a result of the use of SFAS No. 109, the Company also charged to 1993 income $11,245,000 of taxes related to the effect of the change in rates on unrealized appreciation on equity investments at the date the rate increases were signed into law. Further, under SFAS No. 109, the effect ($2,604,000) of the change on accumulated temporary differences as of January 1, 1993 was credited to income. Under the previous methods of accounting for income taxes, the net $8,641,000 charge to income would not have been recognized.

        Significant components of the Company's net deferred tax liability as of December 31, 1994 and 1993 are as follows (000's omitted):


                                              1994            1993
                                            --------        --------
Deferred tax liabilities:
   Unrealized gain on investments.......     $ 317,662    $ 396,989
   Deferred acquisition costs...........        34,691       33,246
   Other................................         7,816        8,623
                                             ---------    ---------
   Total................................       360,169      438,858
                                             ---------    ---------
Deferred tax assets:
   Losses and loss expense reserves.....       122,665      107,156
   Unearned premiums....................        24,786       23,379
   Life policy reserves.................        15,570       14,862
   Othe.................................         1,701        2,557
                                             ---------    ---------
   Total................................       164,722      147,954
                                             ---------    ---------
Net deferred tax liability..............    $  195,447   $  290,904
                                            ==========   ==========

  The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

  The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                                1994      1993    1992
                                              PERCENT   Percent  Percent
                                              -------- -------- --------
Tax at statutory rate...................       35.00     35.00     34.00
Increase (decrease) resulting from:
   Tax-exempt municipal bonds...........       (7.40)    (7.61)    (9.51)
   Dividend exclusion...................       (8.71)    (6.73)    (7.99)
   Effect of rate change on unrealized
      appreciation......................                  4.21
   Other................................         .40      (.59)     1.60
                                             -------    -------    -------
Effective rate..........................       19.29     24.28     18.10
                                             =======    =======   =======

  No provision has been made (at December 31, 1994, 1993 and 1992) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

PENSION PLAN
  The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and that are based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1994 and 1993 (000's omitted):

                                              1994            1993
                                            --------        --------
Actuarial present value of
   accumulated benefit obligation
   (vested benefits: 1994--
   $22,650; 1993--$21,410)..............    $   23,452   $   22,146
                                            ==========   ==========

Plan assets at fair value...............    $   59,699   $   61,957
Actuarial present value of projected
   benefit obligation...................        39,523       38,807
                                            ----------   ----------
Plan assets in excess of projected
   benefit obligation...................        20,176       23,150
Unrecognized net transition asset at
   January 1, 1987 ($7,774 amortized
   over 21 years).......................        (4,813)      (5,183)
Unrecognized prior service costs........          (516)        (420)
Unrecognized net gain...................       (15,546)     (18,213)
                                            ----------   ----------

Accrued pension cost....................    $     (699)  $     (666)
                                            ==========   ==========


Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
  Net pension expense for 1994, 1993 and 1992 includes the following components (000's omitted):

                                                1994         1993       1992
                                              --------     --------   --------
Service cost for current year.......       $  2,682       $ 2,297      $ 2,049
Interest cost.......................          2,788         2,429        2,127
Actual return on plan assets........          1,571        (2,593)      (8,250)
Net amortization and deferral.......         (7,009)       (2,254)       4,229
                                           --------       -------      -------
Net pension expense.................       $     32       $  (121)     $   155
                                           ========       =======      =======

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31 was 7.25%, 6.75% and 7.00% in 1994, 1993 and 1992, respectively. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities (including those of the Company), was 8% as of December 31, 1994, 1993 and 1992.

SHAREHOLDERS' EQUITY AND RESTRICTION
  The insurance subsidiaries paid cash dividends to the Company of approximately $85,700,000, $119,000,000 and $82,651,000 in 1994, 1993 and 1992,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1995, the total dividends that can be paid to the Company without regulatory approval are approximately $98,454,000.

  2,435,205 shares of common stock were reserved as of December 31, 1994 for the issuance of debenture conversions and stock options.

STOCK OPTIONS
  The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over five- or ten-year periods. A summary of options information for the years ended December 31, 1994, 1993 and 1992 and the related range of prices per share for the year ended December 31, 1994 follows:

                                                1994            1993           1992
                                              --------        --------       --------
Shares under option
   ($13.08 to $62.25)...............          809,189         873,708       1,003,998
Options exercisable
   ($13.08 to $62.25)...............          513,537         428,657         417,858
Options exercised
   ($13.08 to $48.00)...............          122,813         240,014         304,983

  At December 31, 1994, the average purchase price of the shares under option was $39.90 and the aggregate market value of the shares under option was approximately $41,673,000; such options expire on dates ranging from February 10, 1995 to December 20, 2004.

STATUTORY ACCOUNTING INFORMATION
  Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                                   Years Ended December 31,
                                              ----------------------------------
                                               1994         1993          1992
                                              --------     --------     --------
Net income:
   Property/casualty
      insurance
      subsidiaries..................       $  125,684     $ 131,151      $  98,589
   Life/health insurance
      subsidiary....................       $   13,438     $  14,577      $  20,831

                                                               December 31,
                                                          ---------------------
                                                            1994         1993
                                                          --------     --------
Shareholders' equity:
   Property/casualty insurance
      subsidiaries..................                      $  776,813     $ 808,704
   Life/health insurance subsidiary..                     $  207,725     $ 201,624


TRANSACTION WITH AFFILIATED PARTIES
  The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $7,824,000, $9,405,000 and $9,272,000 on premium volume of approximately $45,811,000, $50,723,000 and $48,584,000 for 1994, 1993 and 1992, respectively.

"Selected Quarterly Financial Data" from page 1 (incorporated into Item 8).

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA
Listed below are financial data for each quarter in the two years ended
December 31, 1994 (000's omitted except per share data).
                                                               1994
                                 ----------------------------------------------------------------
                                  FIRST           SECOND        THIRD         FOURTH         FULL
                                 QUARTER         QUARTER       QUARTER       QUARTER         YEAR
                                --------        --------      --------      --------       --------

Revenues .................    $   379,703    $    378,821   $   381,726      $ 372,256   $ 1,512,506
Income Before Income Taxes         59,891          75,969        56,867         56,601       249,328
Net Income ...............         48,500          59,083        47,552         46,095       201,230
Net Income Per Share......            .94            1.15           .92            .90          3.91



                                                               1993
                                ------------------------------------------------------------------
                                  First         Second         Third         Fourth         Full
                                 Quarter        Quarter        Quarter       Quarter        Year
                                --------        --------      --------      --------       --------
Revenues..................    $   353,660    $   371,071    $   357,534      $  359,887  $ 1,442,152
Income Before Income Taxes         73,674         80,297         54,984          58,040      266,995
Net Income................         71,082(2)      62,098         35,762(2)       47,082      216,024
Net Income Per Share......           1.38(2)        1.21            .71(2)          .90         4.20

(2) 1993 first-quarter earnings include a credit for $13,845,000 ($.26 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109; and 1993  third-quarter earnings include a net charge of
    $8,641,000 ($.17 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

                                                                             1