Form 10-K, Exhibit 13
period 1995-12-31
CINCINNATI FINANCIAL CORP
filed 1996-03-22
CIK 20286

                                   EXHIBIT 13


Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1995.

Segment information from page 30 (incorporated into Item 1).

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
15.  SEGMENT INFORMATION

     The Company operates principally in two industries-- property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below (000's omitted). Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                                                       Income Before Income Taxes,
                                                               -------------------------------------------
                                                                   1995            1994            1993
                                                               -----------     -----------     -----------
Property/casualty insurance ...............................    $     2,894     $    (5,703)    $    (3,429)
Life/health insurance .....................................         (2,512)         (1,691)            357
Investment income (less required interest on life reserves)        279,346         244,347         222,992
Realized gains on investments .............................         30,781          19,557          51,529
Other .....................................................          4,979           5,874           5,578
General corporate expenses ................................        (20,300)        (13,056)        (10,032)
                                                               -----------     -----------     -----------
   Total ..................................................    $   295,188     $   249,328     $   266,995
                                                               ===========     ===========     ===========

                                                                           Identifiable Assets
                                                               -------------------------------------------
                                                                   1995            1994            1993
                                                               -----------     -----------     -----------
Property/casualty insurance ...............................    $ 3,526,900     $ 2,830,788     $ 2,736,960
Life/health insurance .....................................        809,418         689,838         688,516
Other .....................................................         44,487          44,006          42,822
Corporate assets ..........................................      1,728,493       1,169,647       1,133,990
                                                               -----------     -----------     -----------
   Total ..................................................    $ 6,109,298     $ 4,734,279     $ 4,602,288
                                                               ===========     ===========     ===========

Text data from pages 7, 9, and 11 through 13 (incorporated into Item 1).

PROPERTY CASUALTY INSURANCE

     Gross written premiums increased at a slightly higher rate during 1995, up 7 percent to $1.377 billion versus 5.8 percent and $1.287 billion in 1994.

     This year's combined loss and expense ratio is our best since 1988. The ratio improved to 99.4 percent versus 100.6 percent in 1994. These ratios near the break-even point include catastrophe losses of 2.1 percent and 1.8 percent, respectively, for 1995 and 1994. Hurricanes Erin in August and Opal in October brought in more than 5,500 claims with a $21.2 million total price tag. Other nameless storms during the second quarter brought our total catastrophe losses for 1995 to $27.2 million versus $20.7 million in 1994.

     Outside, storms are raging as weather experts predict more of the same or worse. Inside our industry, carriers are waging price wars. Here too, forecasters predict no relief. Through all kinds of weather and all kinds of market conditions, our principal achievement is consistent and profitable growth. Our 1995 growth rate is approximately double the estimated industry growth rate. Superior profitability is indicated by our 99.4 percent combined ratio versus 106.1 percent estimated for the industry.

COMMERCIAL LINES

     Gross written premiums from commercial lines of insurance reached $965.7 million, up 8.1 percent. The loss and allocated loss adjustment expense ratio improved to 65.1 percent from 1994's 67 percent.

     Times like these call for aggressive action in every aspect of operations. Working from our strengths, we are energized and confident that we are going in the right direction:

     AGGRESSIVE ON PRICING: When it is necessary to compete on pricing to get or keep good business, we do it. Competitors who have entered our marketing territories are pricing for strategy, not profit. Agents are giving us their above average new and renewal accounts, but at increasingly discounted premium. The unprofitability of workers' compensation has been considerably reduced by the positive effects of managed care, loss control and state reforms. We have had to file rate decreases in selected states to compete for this desirable business. The pricing pendulum swings and doesn't center.

     AGGRESSIVE ON BRINGING DIFFERENTIATED PRODUCTS TO MARKET: Our target market is savvy consumers who understand that not all policies are created equal and who appreciate the expertise and service their agent offers. We are exceptionally aggressive in providing points of difference that give our agents selling advantages. New coverages introduced during 1995 and early 1996 address our society's changing legal and social environment.

- Who would have guessed a few years ago that employees would be taking employers to court over their employment practices? Now a host of federal, state and local statutes, as well as court decisions, define discrimination related to hiring, firing, disciplining, promoting or demoting, granting leave of absence or even giving a reference for an ex-employee. Every day we hear about companies, large and small, sued over sexual harassment alleged against an owner or supervisor. Affordable coverage for employment-related liability has not been readily available in the standard market until now. Cincinnati is introducing Employment Practices Liability Insurance, a timely coverage created by some of our sharpest associates in an unprecedented collaboration across our Commercial Lines, Legal, Claims, Sales and Research & Development Departments.

- Insurance reporters and risk managers seem to have suddenly discovered gaps in liability coverage for injuries caused by substances classified as pollutants. Cincinnati has already addressed the gap. We added limited coverage, at no extra charge, for injuries due to release of toxic vapors and created a unique optional endorsement for businesses that want broad coverage for bodily injury caused by pollutants.

- We're aggressive about improving existing products too. One of our premier products, the Dentist's Package Policy, is being fine tuned for the second time in three years. We're determined to keep our professional liability coverages state of the art, with built-in advantages and options no one can match.

     AGGRESSIVE ON EXTENDING OUR REACH: New relationships are opening doors for our agents. Cincinnati recently became the endorsed insurer of the Ohio Funeral Directors Association. Associations accustomed to doing business with direct insurers are awakening to the added value of connecting their members with local agents.

     New relationships are helping us get and retain prosperous accounts that have grown to Fortune 500 size, including several marquee accounts with brand names recognized all over the world. During 1995, we formed an alliance with Gothaer USA, Inc., a German insurer, increasing our ability to handle accounts with European exposures. A Special Marketing Program is now in place to make sure we do what it takes to service larger accounts.

     The Sales & Marketing Department appointed 33 agencies to sell our commercial policies in Arkansas, Maryland and Minnesota during 1995. Production in these new states reached $9.6 million. We're off to a fast start and planning to keep up the pace, with rapid introduction of personal lines products in these and several other states.

PERSONAL LINES

     Gross written premiums from personal lines of insurance rose 4.6 percent to $411.7 million. The loss and allocated loss adjustment expense ratio of 66.7 percent compares to 64.5 percent in 1994, reflecting this year's hurricane losses.

     During 1995, a large national insurer withdrew from some territories where its risks were too concentrated. Other carriers are going through mergers, acquisitions and restructuring. The Cincinnati Insurance Companies are seizing opportunities to aggressively capitalize on uncertainty in the marketplace. Agents are rolling over entire books of personal lines business from national carriers, looking to regional insurers like Cincinnati for stability and quality markets.

     We are going out and asking for good personal lines business, analyzing our rates, upgrading products and improving software to remove all barriers to growth in individual agencies and across the board. Over the past year, we filed improved homeowners and family auto policies and introduced our new Residential Business Program in most states. Twenty-five million Americans now work out of their homes--but their homeowners policies don't cover business inventory, equipment and liability. The Residential Business Program lets agents add coverage for many eligible classes of home businesses, at very affordable rates compared to a full-fledged commercial policy.


LIFE INSURANCE

     The Cincinnati Life Insurance Company contributed net operating earnings of $20.7 million in 1995 versus $20.2 million in 1994. This year's total net earnings of $25 million include $4.3 million of capital gains compared to 1994 net earnings of $22 million with $1.8 million of capital gains. Earned premiums rose to $50.9 million from $49.1 million in 1994.

     Customers of Cincinnati's property casualty insurance agencies often look to them for additional professional assistance with individual financial planning, business perpetuation and estate preservation. Cincinnati Life gives agents resources necessary to provide appropriate products and services.

     We start by helping identify, recruit and train life insurance producers for property casualty agencies. Established life producers can meet state licensing requirements by earning continuing education credits for attending approved Cincinnati Life seminars at our headquarters or field locations. During 1995, advanced sales seminars addressed how to best serve wealthier clients who need more complex planning and products. Product and service orientation seminars kept producers up to date on underwriting guidelines, sales techniques and product improvements.

     We continue to meet demand for guaranteed life insurance policies with fixed, budgetable premiums and fixed death benefits. Sales of guaranteed policies reached $4.1 million during 1995, up 17.8 percent from 1994. Guarantees are currently popular with policyholders who want absolute assurance, before they buy, that proposed costs, values and benefits will not change during the policy period, no matter how the interest rate climate changes. During 1995, Cincinnati Life took steps to heighten our advantage in this market. We extended preferred nonsmoker rates to policies with face amounts $100,000 and higher, made rates more competitive on our guaranteed whole life policies and introduced guaranteed term life policies with 10-, 15- or 20-year policy periods.

     Many businesses insured through Cincinnati's property casualty insurance agents participate in Cincinnati Life's payroll deduction programs. Their employees make convenient, affordable payments to buy individually owned, portable life insurance policies. Expense conscious employers simply administer payroll deductions for them, paying nothing out of pocket to deliver a significant benefit. Payroll deduction premiums grew 12 percent to $10.9 million during 1995. With our quality products and time-tested processes, Cincinnati Life is positioned for further growth in payroll deduction sales.



FINANCIAL SERVICES

     CFC Investment Company's gross lease, notes and finance receivables reached $39.5 million as of December 31, 1995, up 27 percent from $31.2 million at this time last year. Receivables include $13 million in leases managed for Cincinnati's insurance subsidiaries. We continue to develop new vendor relationships and add to our marketing staff, our goal being growth of receivables and profits.

     1995 net income was $272,000 versus $1.8 million in 1994. The decrease is due to an accounting adjustment related to 1994.

     CFC Investment Company writes convenient, competitive equipment and vehicle leases and loans for insurance agents and their business clients. Agents expanding, acquiring or relocating their offices are eligible for commercial real estate loans. These transactions support strategic business partnerships of The Cincinnati Insurance Companies. We welcome every opportunity to join in the growth plans of strong Cincinnati agencies.

     Several investment properties owned or managed by CFC Investment Company continue to operate profitably due to high occupancy rates. As leases expire, offices in our nearby Fairfield Executive Center are being converted for Cincinnati departments crowded out of CFC Headquarters by growth of our insurance business.

INVESTMENTS

     Our income-oriented strategy yielded $300 million of pre-tax investment income in 1995. This 14.2 percent increase over 1994's $262.6 million exceeds the insurance industry's estimated investment earnings growth rate of 10.4 percent.

     Securities selected for our portfolio must have both the potential for appreciation and the ability to generate a steady stream of cash flow. We receive much of our return on securities as dividends and coupon payments, reaping the benefits of compound growth by reinvesting this cash flow. This scenario has been effective due to concentration in higher yielding bank and utility stocks as well as convertible preferred stocks and bonds. We steer clear of trendy instruments with inherent risk and potential for heavy loss of principal.

     Lower interest rates sparked confidence and created positive financial markets during 1995. High year-end market values contrast with 1994's depressed year-end values. Total market value of our portfolio rose 31 percent to $5.529 billion as of December 31, 1995 versus $4.212 billion at this time last year. Net unrealized appreciation of invested assets grew $558 million, contributing to record high assets of $6.109 billion and shareholders' equity of $2.658 billion. Book value rose 35 percent to $49.77 per share.

     Congress is pushing for a capital gains tax rate reduction. The Investment Department is monitoring this and other congressional activity that may affect our strategies to increase current earnings and long-term appreciation.

 Loss and loss expenses in Notes to Financial Statements from page 27 (incorporated into Item 1).

4.   LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):


                                            Years Ended December 31,
                                 -------------------------------------------
                                     1995            1994            1993
                                 -----------     -----------     -----------
Balance at January 1 ........    $ 1,510,150     $ 1,365,052     $ 1,200,182
  Less reinsurance receivable         78,125          71,691          62,349
                                 -----------     -----------     -----------
Net balance at January 1  ...      1,432,025       1,293,361       1,137,833
                                 -----------     -----------     -----------
Incurred related to:
  Current year ..............      1,040,541         948,581         828,978
  Prior years ...............       (126,509)        (92,892)        (39,769)
                                 -----------     -----------     -----------
Total incurred ..............        914,032         855,689         789,209
                                 -----------     -----------     -----------
Paid related to:
  Current year ..............        396,856         373,721         323,616
  Prior years ...............        368,459         343,304         310,065
                                 -----------     -----------     -----------
Total paid ..................        765,315         717,025         633,681
                                 -----------     -----------     -----------
Net balance at December 31 ..      1,580,742       1,432,025       1,293,361
  Plus reinsurance receivable        109,719          78,125          71,691
                                 -----------     -----------     -----------
Balance at December 31 ......    $ 1,690,461     $ 1,510,150     $ 1,365,052
                                 ===========     ===========     ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses (net of reinsurance recoveries of ($9,441,000), $8,211,000 and $1,064,000 in 1995, 1994 and 1993, respectively)
decreased by $126,509,000, $92,892,000 and $39,769,000 in 1995, 1994 and 1993.
These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $53,073,000 and $42,147,000 at December 31, 1995 and 1994,
respectively, for certain life/health losses and loss checks payable.

"Price range of Common Stock" section from page 5 (incorporated into Item 5).

PRICE RANGE OF COMMON STOCK

   Cincinnati Financial Corporation had approximately 9,555 shareholders of record as of December 31, 1995. Most of CFC's 2,289 associates own stock in their Company.

   CFC shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of the NASDAQ (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                  1995
---------------------------------------------------------
Quarter           1st       2nd       3rd       4th
High            $54 1/8   $58 1/4   $56 1/4   $66 3/4
Low              48 1/3        52    51 1/4    54 1/8
Dividend Paid       .30       .34       .34       .34

                                  1994
---------------------------------------------------------
Quarter           1st       2nd       3rd       4th
High            $55 1/2   $51 2/3   $53 3/4   $51 1/4
Low              48 3/4    47 2/3    49 1/4    43 3/4
Dividend Paid       .27       .30       .30       .30

"Selected Financial Information" from pages 18 and 19 (incorporated into
Item 6).

SELECTED FINANCIAL INFORMATION
(000's omitted except per share data)

Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     Years Ended December 31,
                                                                   1995              1994                1993               1992
                                                              ------------       ------------        ------------      -------------
TOTAL ASSETS........................................          $  6,109,298       $  4,734,279        $  4,602,288      $   4,098,713
LONG-TERM OBLIGATIONS...............................          $     80,000       $     80,000        $     80,000      $      80,000
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income......................................          $  1,314,126       $  1,219,033        $  1,140,791      $   1,038,772
Investment Income (Less Expense)....................               300,015            262,649             239,436            218,942
Realized Gains on Investments.......................                30,781             19,557              51,529             35,885
Other Income........................................                10,729             11,267              10,396             10,552
NET INCOME BEFORE REALIZED GAINS
ON INVESTMENTS
In Total............................................          $    207,342       $    188,538        $   182,530*      $     147,669
Per Common Share....................................                  3.83               3.49               3.39*               2.79
NET INCOME
In Total............................................          $    227,350       $    201,230        $   216,024*      $     171,325
Per Common Share....................................                  4.19               3.72               4.00*               3.23
------------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share....................................          $       1.34       $       1.22        $       1.07      $         .98
------------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PAID
Per Common Share....................................          $       1.32       $       1.18        $       1.05      $         .95
------------------------------------------------------------------------------------------------------------------------------------


* 1993 earnings include a credit for $13,845,000 ($.25 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109 and a net charge of $8,641,000 ($.16 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

Cincinnati Financial Corporation and Subsidiaries
----------------------------------------------------------------------------------------------------------------------------------

                                       1991          1990          1989          1988          1987          1986          1985
                                    ----------    ----------    ----------    ----------    ----------    ----------    ----------
TOTAL ASSETS                        $3,513,749    $2,626,156    $2,602,990    $2,163,341    $1,828,032    $1,581,591    $1,272,242
LONG-TERM OBLIGATIONS               $      182    $      202    $      753    $      890    $    3,898    $    8,468    $    8,825
----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income                      $  947,576    $  871,196    $  813,313    $  754,335    $  747,266    $  666,892    $  513,864
Investment Income (Less Expense)       193,220       167,425       149,285       130,885       108,915        90,875        76,561
Realized Gains on Investments            7,641         1,488         4,678         6,423         3,845        13,881         3,528
Other Income                            12,698         8,822         7,134        10,281         7,686         1,932         2,554
NET INCOME BEFORE REALIZED GAINS
ON INVESTMENTS
In Total                            $  141,273    $  128,052    $  111,477    $  124,618    $   90,714    $   83,477    $   52,452
Per Common Share                          2.70          2.47          2.16          2.45          1.80          1.64          1.05
NET INCOME
In Total                            $  146,280    $  128,962    $  114,490    $  128,748    $   93,154    $   93,471    $   54,993
Per Common Share                          2.80          2.49          2.22          2.52          1.85          1.84          1.10
----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share                    $      .87    $      .77    $      .69    $      .55    $      .47    $      .40    $      .37
----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PAID
Per Common Share                    $      .85    $      .75    $      .66    $      .54    $      .45    $      .39    $      .36
----------------------------------------------------------------------------------------------------------------------------------

Per share data adjusted for three-for-one stock split in 1992, two-for-one stock split in 1985 and stock dividends of 5 percent in 1995 and 1987.

 "Management Discussion" from pages 30 through 32 (incorporated into Items 1 and 7).

MANAGEMENT DISCUSSION

     This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

RESULTS OF OPERATIONS

     The Company's $227.3 million net income for 1995 reflected a $26.1 million, 13 percent, increase over 1994. Net income for 1994 and 1993, respectively, reflected a 6.9 percent decrease and 26.1 percent increase from the preceding years. Realized gains on investments (net of income taxes) were $20 million for 1995, compared to $12.7 million in 1994 and $33.5 million in 1993. The effect on income per share (adjusted to reflect a 5 percent stock dividend declared in February,1995) of various matters discussed herein is illustrated in the following summary:

                                      1995      1994     1993
                                      ----      ----     ----
Net income excluding
  the items below................     $4.15    $3.74     $3.57
Realized gains...................       .36      .23       .61
Catastrophe losses...............      (.32)    (.25)     (.27)
Effect of tax rate change:

  Unrealized appreciation........       -0-      -0-      (.21)
  Other prior year differences...       -0-      -0-       .05
Cumulative effect of accounting

  change.........................       -0-      -0-       .25
                                      -----    -----     -----
Net income per share.............     $4.19    $3.72     $4.00
                                      =====    =====     =====

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The Company has continued in the same lines of property casualty business and has continued not to market in California and not to write flood insurance. The Company continues to review exposure for huge disasters and to reduce coverage in certain coastal areas. Developing newer territories has helped the property and casualty operations increase premium income. Net premium income amounted to $1.263 billion for 1995, an increase of 8 percent over 1994. 1994 and 1993 reflected increases of 7.1 percent and 10 percent, respectively. The combined loss and expense ratio for the Company's property and casualty operations was 99.4 percent for 1995, 100.6 percent for 1994 and 100.1 percent for 1993. The catastrophe losses affected the loss expense ratio by 2.1 percent,
1.8 percent and 2.1 percent for the years 1995, 1994 and 1993, respectively. The Company has been able to control the growth of operating expenses; and along with increased premiums written, the expense ratio has declined by .4 percent for the years 1995 and 1994 and 1.1 percent for 1993.

     The Company incurred catastrophe losses of $27.2 million, $20.7 million and $22.6 million in 1995, 1994 and 1993, respectively. For property catastrophes, the Company retains the first $25 million of losses and then has reinsurance to cover 95 percent of the losses from $25 million up to $175 million.

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

     Total life and accident and health premium income remained relatively level over the past three years at $50.9 million, $49.1 million and $48.7 million for 1995, 1994 and 1993, respectively.

     Investment income increased 14.2 percent to $300 million in 1995. Investment income was $262.6 million in 1994 and $239.4 million in 1993, increases of 9.7 percent and 9.4 percent, respectively. Increases in investment income have principally been the result of investing the cash flows from operating and financing activities and the Company's strategy to shift to relatively more investments in securities whose income is taxable and higher yielding than tax-exempt investments.

     The Company's income tax expense was $67.8 million, $48.1 million and $64.8 million for 1995, 1994 and 1993, respectively. The Company's effective tax rate was 22.98%, 19.29% and 24.28% for 1995, 1994 and 1993, respectively. The higher
1995 effective tax rate partly reflects the shift to relatively more taxable investments. As discussed in the Notes to Consolidated Financial Statements, 1993 income tax expense includes an $11.2 million charge and a $2.6 million credit related to the effect of the income tax rate change on unrealized appreciation on investments in equity securities and on other prior years' temporary book-tax differences. The Company incurred no additional alternative minimum tax expense for 1995, 1994 or 1993. The alternative minimum basis effectively taxes certain income that is exempt from taxation on a regular tax basis.

     Statutory risk-based capital requirements became effective for life companies in 1993 and for property casualty companies in 1994. The Company's capital was well above the minimum required amounts.

CASH FLOWS AND LIQUIDITY

     Net cash provided by operating activities amounted to $385.4 million, $325.8 million and $363.2 million for 1995, 1994 and 1993, respectively. Operating cash flows have been sufficient to meet operating needs and provide for financing needs and increased investments. Management expects that this situation will continue because of no substantial changes in the Company's mix of business, protection by reinsurance agreements with financially stable companies and no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 6 percent of gross premiums in each of the last three years.

     The Company used $439.8 million in 1995, $317.6 million in 1994 and $333.3 million in 1993 in investing activities. Net cash flows used in additions to fixed maturity and equity securities, respectively, amounted to $310 million and $115 million in 1995, $209 million and $92 million in 1994 and $113 million and $212 million in 1993.

     Notes payable increased $92 million in 1995, $51 million in 1994 and $11 million in 1993. The growth of the Company required increased cash flows for the operating and investing activities.

     Cash and marketable securities of $5.509 billion make up 90.2 percent of the Company's $6.109 billion of assets; this compares to 89.2 percent in 1994. The Company has only minor investments in real estate and mortgages, which are typically illiquid. Information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements. As discussed in such notes, the Company's insurance reserve liabilities are estimated by management based upon Company experience data. Such reserves are related to various lines of business and will be paid out over various future periods. The Company has continued to utilize some short-term debt.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

INVESTMENTS

     The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium-risk, fixed maturity and equity securities, while earning optimal returns on medium-risk equity securities which offer growing dividends and capital appreciation.

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

     The Company's portfolio of fixed maturity securities at December 31, 1995 has an average yield-to-cost of 8.4 percent and an average maturity of 12.1 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Concentrations in the essential service (i.e., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Due to the small size of several of these offerings, many of these bonds are not rated by a rating agency.

     At December 31, 1995 and 1994, investments totaling approximately $813 million and $532 million, respectively ($789 million and $563 million at cost), of the Company's $5.529 billion and $4.212 billion investment portfolio relate to securities that are rated noninvestment grade or that are not rated by Moody's Investors Service or Standard & Poor's. Such investments have historically had a beneficial effect on the Company's results of operations.

     Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax-exempt bonds comprise 16 percent of invested assets as of December 31, 1995, compared to 18 percent in 1994 and 1993.

     Investments in common stocks have been made with emphasis on securities with an annual dividend yield of at least 2 percent to 3 percent and annual dividend increases. The Company's portfolio of equity investments at December 31, 1995 has an average dividend yield to cost of 8 percent. Strategy in equity investments continues to include identifying approximately 10 to 12 companies in which the Company can accumulate 10 percent to 20 percent of their common stock.

     As a long-term investor, the Company has followed a buy-and-hold strategy for many years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy for over 37 years. Unrealized appreciation, before deferred income taxes, on equity investments was $1.618 billion as of December 31, 1995 and constituted 29 percent of the total investment portfolio; 53 percent of the equities investment portfolio; and, after deferred income taxes, 40 percent of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $941 million and $1.135 billion at December 31, 1994 and 1993, respectively.

SHAREHOLDERS' EQUITY AND LONG- AND
SHORT-TERM DEBT

     At December 31, 1995, shareholders' equity was $2.658 billion. Shareholders' equity was 44 percent of assets in 1995, 41 percent in 1994 and 42 percent in 1993. During 1995, shareholders' equity increased $718 million. This increase was the result of a $558 million increase in unrealized appreciation on fixed maturity and equity investments discussed above, net of income tax effects. During 1994 and 1993, respectively, shareholders' equity decreased $7 million and increased $234 million, of which $147 million decrease and $61 million increase were related to the change in unrealized appreciation on equity investments discussed above, net of income tax effects. Long-term and short-term debt each amounted to less than 5 percent of total assets at December 31, 1995 and 1994. At December 31, 1995 and 1994, long-term debt consisted of $80 million of convertible debentures. Short-term debt amounted to $221 million, up from $129 million in 1994 and $78 million in 1993. The additional borrowings were used to provide additional working capital as previously discussed in the Cash Flows and Liquidity section of Management Discussion.

Independent Auditors' Report and Financial Statements from pages 19 thru 30 (incorporated into Item 8).

INDEPENDENT AUDITORS' REPORT

[LOGO]
      To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

      We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

      As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for fixed maturity investments to conform with Statement of Financial Accounting Standards (SFAS) No.115 effective January 1, 1994 and its method of accounting for income taxes to conform with SFAS No.109 effective January 1, 1993.

     /s/ Delotte & Touche LLP
     Cincinnati, Ohio
     February 9, 1996

CONSOLIDATED BALANCE SHEETS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------



                                                                                         December 31,
                                                                           ----------------------------------------
                                                                                 1995                     1994
                                                                           ---------------          ---------------
ASSETS
Investments
   Fixed maturities, at fair value (cost: 1995--$2,298,718,000;
      1994--$1,976,314,000) ............................................   $ 2,446,995,000          $ 1,943,116,000
   Equity securities, at fair value (cost: 1995--$1,423,671,000;
      1994--$1,289,444,000) ............................................     3,041,762,000            2,230,247,000
   Other invested assets ...............................................        39,802,000               38,816,000
Cash ...................................................................        20,019,000               48,254,000
Investment income receivable ...........................................        65,045,000               56,069,000
Finance receivables ....................................................        20,282,000               16,169,000
Premiums receivable ....................................................       161,117,000              141,972,000
Reinsurance receivable .................................................       103,683,000               67,125,000
Prepaid reinsurance premiums ...........................................        21,835,000               24,066,000
Deferred acquisition costs pertaining to unearned
   premiums and to life policies in force ..............................       119,589,000              109,503,000
Land, buildings and equipment for Company use (at cost, less accumulated depreciation: 1995--$73,153,000;
   1994--$64,819,000) ..................................................        33,056,000               32,673,000
Other assets ...........................................................        36,113,000               26,269,000
                                                                           ---------------          ---------------
      Total assets .....................................................   $ 6,109,298,000          $ 4,734,279,000
                                                                           ===============          ===============


LIABILITIES
Insurance reserves
   Losses and loss expenses ............................................   $ 1,743,534,000          $ 1,552,297,000
   Life policy reserves ................................................       403,264,000              370,095,000
Unearned premiums ......................................................       408,624,000              382,119,000
Other liabilities ......................................................       107,060,000               85,158,000
Deferred income taxes ..................................................       487,840,000              195,447,000
Notes payable ..........................................................       221,005,000              129,116,000
5.5% convertible senior debentures due 2002 ............................        80,000,000               80,000,000
                                                                           ---------------          ---------------
      Total liabilities ................................................     3,451,327,000            2,794,232,000
                                                                           ---------------          ---------------

SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized
   80,000,000 shares; issued, 1995--53,084,081;
   1994--50,435,974 ....................................................       106,168,000              100,872,000
Paid-in capital ........................................................       237,172,000              105,792,000
Retained earnings ......................................................     1,156,627,000            1,133,105,000
Unrealized gains on investments ........................................     1,159,388,000              601,192,000
                                                                           ---------------          ---------------
                                                                             2,659,355,000            1,940,961,000
Less treasury shares at cost (1995--27,147 shares;
   1994--18,033 shares) ................................................        (1,384,000)                (914,000)
                                                                           ---------------          ---------------
      Total shareholders' equity .......................................     2,657,971,000            1,940,047,000
                                                                           ---------------          ---------------
      Total liabilities and shareholders' equity .......................   $ 6,109,298,000          $ 4,734,279,000
                                                                           ===============          ===============




Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------



                                                                                       Years Ended December 31,
                                                                    --------------------------------------------------------------
                                                                        1995                    1994                      1993
                                                                    ---------------        ---------------         ---------------

REVENUE
   Premium income
      Property and casualty .................................       $ 1,263,257,000        $ 1,169,940,000         $ 1,092,135,000
      Life ..................................................            43,551,000             41,888,000              41,169,000
      Accident and health ...................................             7,318,000              7,205,000               7,487,000
                                                                    ---------------        ---------------         ---------------
      Net premiums earned ...................................         1,314,126,000          1,219,033,000           1,140,791,000
   Investment income ........................................           300,015,000            262,649,000             239,436,000
   Realized gains on investments ............................            30,781,000             19,557,000              51,529,000
   Other income .............................................            10,729,000             11,267,000              10,396,000
                                                                    ---------------        ---------------         ---------------
      Total revenues ........................................         1,655,651,000          1,512,506,000           1,442,152,000
                                                                    ---------------        ---------------         ---------------
BENEFITS AND EXPENSES
   Insurance losses and policyholder
      benefits ..............................................           964,216,000            900,814,000             832,478,000
   Commissions ..............................................           244,862,000            230,551,000             220,830,000
   Other operating expenses .................................            97,909,000             85,405,000              83,357,000
   Taxes, licenses and fees .................................            38,887,000             39,070,000              35,088,000
   Increase in deferred acquisition costs
      pertaining to unearned premiums and
      to life policies in force .............................           (10,086,000)            (5,412,000)             (6,757,000)
   Interest expense .........................................            17,231,000              9,961,000               7,389,000
   Other expenses ...........................................             7,444,000              2,789,000               2,772,000
                                                                    ---------------        ---------------         ---------------
      Total benefits and expenses ...........................         1,360,463,000          1,263,178,000           1,175,157,000
                                                                    ---------------        ---------------         ---------------

INCOME BEFORE INCOME TAXES
   AND CUMULATIVE EFFECT OF
   AN ACCOUNTING CHANGE .....................................           295,188,000            249,328,000             266,995,000
                                                                    ---------------        ---------------         ---------------

PROVISION FOR INCOME TAXES
   Current ..................................................            76,012,000             64,229,000              71,119,000
   Deferred .................................................            (8,174,000)           (16,131,000)             (6,303,000)
                                                                    ---------------        ---------------         ---------------
                                                                         67,838,000             48,098,000              64,816,000
                                                                    ---------------        ---------------         ---------------
INCOME BEFORE CUMULATIVE EFFECT
   OF AN ACCOUNTING CHANGE ..................................           227,350,000            201,230,000             202,179,000

CUMULATIVE EFFECT OF A CHANGE
   IN ACCOUNTING FOR INCOME TAXES ...........................                   -0-                    -0-              13,845,000
                                                                    ---------------        ---------------         ---------------
NET INCOME ..................................................       $   227,350,000        $   201,230,000         $   216,024,000
                                                                    ===============        ===============         ===============
PER COMMON SHARE
   Income before cumulative effect of an
      accounting change .....................................       $          4.19        $          3.72*        $          3.75*
   Cumulative effect of a change in accounting
      for income taxes ......................................                   -0-                    -0-                     .25*
                                                                    ---------------        ---------------         ---------------
   Net income ...............................................       $          4.19        $          3.72*        $          4.00*
                                                                    ===============        ===============         ===============
   Cash dividends (declared) ................................       $          1.34        $          1.22*        $          1.07*
                                                                    ===============        ===============         ===============




*Adjusted to reflect a 5 percent stock dividend declared in February, 1995. Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------




                                                                                                                      Unrealized
                                                    Common          Treasury          Paid-In           Retained         Gains on
                                                     Stock            Stock           Capital           Earnings        Investments
                                                 -------------    -------------    -------------    --------------   --------------
Balance, December 31, 1992 ....................  $ 100,146,000    $  (2,491,000)   $  92,529,000    $  836,533,000   $  687,059,000


Net income ....................................                                                        216,024,000
Change in unrealized
   gains on investments .......................                                                                          93,255,000
Income taxes on unrealized
   gains ......................................                                                                         (31,800,000)
Dividends declared ............................                                                        (56,198,000)
Purchase/issuance of treasury shares ..........                       2,095,000        3,084,000
Stock options exercised .......................        480,000                         6,622,000
                                                 -------------    -------------    -------------    --------------   --------------
Balance, December 31, 1993 ....................    100,626,000         (396,000)     102,235,000       996,359,000      748,514,000


Effect of a change in accounting for
   fixed maturity investments, net
   of income taxes of $  42,722,000 ...........                                                                          79,340,000
Net income ....................................                                                        201,230,000
Change in unrealized
   gains on investments .......................                                                                        (348,711,000)
Income taxes on unrealized
   gains ......................................                                                                         122,049,000
Dividends declared ............................                                                        (64,484,000)
Purchase/issuance of treasury shares ..........                        (518,000)          58,000
Stock options exercised .......................        246,000                         3,499,000
                                                 -------------    -------------    -------------    --------------   --------------
Balance, December 31, 1994 ....................    100,872,000         (914,000)     105,792,000     1,133,105,000      601,192,000


Net income ....................................                                                        227,350,000
Change in unrealized
   gains on investments .......................                                                                         858,763,000
Income taxes on unrealized
   gains ......................................                                                                        (300,567,000)
Dividends declared ............................                                                        (71,262,000)
5% stock dividend at market ...................      5,043,000                       127,338,000      (132,566,000)
Purchase/issuance of treasury shares ..........                        (470,000)         182,000
Stock options exercised .......................        253,000                         3,860,000
                                                 -------------    -------------    -------------    --------------   --------------
Balance, December 31, 1995 ....................  $ 106,168,000    $  (1,384,000)   $ 237,172,000    $1,156,627,000   $1,159,388,000
                                                 =============    =============    =============    ==============   ==============





Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                           Years Ended December 31,
                                                                        -----------------------------------------------------------
                                                                            1995                    1994                    1993
                                                                        -------------          -------------          -------------
Cash flows from operating activities:
   Net income .................................................         $ 227,350,000          $ 201,230,000          $ 216,024,000
   Adjustments to reconcile net income to net
      cash flows provided by operating activities:
      Depreciation and amortization ...........................             9,641,000              9,923,000             10,466,000
      Increase in investment income receivable ................            (8,976,000)            (5,949,000)            (3,121,000)
      Increase in premiums receivable .........................           (19,145,000)            (7,611,000)           (10,199,000)
      Increase in reinsurance receivable ......................           (36,558,000)            (8,064,000)            (7,511,000)
      Decrease (increase) in prepaid reinsurance premiums .....             2,231,000               (100,000)            (5,266,000)
      Increase in deferred acquisition costs ..................           (10,086,000)            (5,412,000)            (6,757,000)
      (Increase) decrease in policy loans
         and accounts receivable ..............................           (14,801,000)             1,008,000             (8,045,000)
      Increase in loss and loss expense reserves ..............           191,237,000            149,790,000            166,995,000
      Increase in life policy reserves ........................            33,169,000             24,118,000             29,208,000
      Increase in unearned premiums ...........................            26,505,000             20,107,000             36,937,000
      Increase (decrease) in other liabilities ................             9,522,000             (7,274,000)            20,374,000
      Decrease in deferred income taxes .......................            (8,174,000)           (16,131,000)           (20,148,000)
      Realized gains on investments ...........................           (30,781,000)           (19,557,000)           (51,529,000)
      Other ...................................................            14,245,000            (10,258,000)            (4,238,000)
                                                                        -------------          -------------          -------------
         Net cash provided by operating activities ............           385,379,000            325,820,000            363,190,000
                                                                        -------------          -------------          -------------

Cash flows from investing activities:
   Sale of fixed maturities investments .......................           118,986,000             83,360,000            118,064,000
   Maturity of fixed maturities investments ...................           187,320,000            207,843,000            287,096,000
   Sale of equity securities investments ......................           255,542,000            250,722,000            200,775,000
   Collection of finance receivables ..........................             8,222,000              6,567,000              6,523,000
   Purchase of fixed maturities investments ...................          (616,001,000)          (500,283,000)          (518,339,000)
   Purchase of equity securities investments ..................          (370,445,000)          (342,949,000)          (412,630,000)
   Investment in land, buildings and equipment ................           (10,806,000)           (11,356,000)            (7,648,000)
   Investment in finance receivables ..........................           (12,335,000)            (9,725,000)            (7,471,000)
   (Increase) decrease in other invested assets ...............              (270,000)            (1,758,000)               279,000
                                                                        -------------          -------------          -------------
         Net cash used in investing activities ................          (439,787,000)          (317,579,000)          (333,351,000)
                                                                        -------------          -------------          -------------

Cash flows from financing activities:
   Proceeds from stock options exercised ......................             4,113,000              3,745,000              7,102,000
   (Purchase) issuance of treasury shares .....................              (287,000)              (460,000)             5,179,000
   Increase in notes payable ..................................            91,889,000             51,050,000             11,114,000
   Payment of cash dividends to shareholders ..................           (69,542,000)           (62,436,000)           (55,103,000)
                                                                        -------------          -------------          -------------
         Net cash provided (used) in financing activities .....            26,173,000             (8,101,000)           (31,708,000)
                                                                        -------------          -------------          -------------

Net (decrease) increase in cash ...............................           (28,235,000)               140,000             (1,869,000)
Cash at beginning of year .....................................            48,254,000             48,114,000             49,983,000
                                                                        -------------          -------------          -------------
Cash at end of year ...........................................         $  20,019,000          $  48,254,000          $  48,114,000
                                                                        =============          =============          =============
Supplemental disclosures of cash flow information:
   Interest paid ..............................................         $  16,001,000          $  10,216,000          $   7,543,000
                                                                        =============          =============          =============
   Income taxes paid ..........................................         $  67,000,000          $  71,192,000          $  67,000,000
                                                                        =============          =============          =============



Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES

     NATURE OF OPERATIONS--Cincinnati Financial Corporation (the "Company") sells insurance primarily in the Midwest and Southeast through a network of local independent agents. Insurance products sold include fire, automobile, casualty, bonds and all related forms of property and casualty insurance as well as life insurance and accident and health insurance.

     BASIS OF PRESENTATION--The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. Generally accepted accounting principles differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The accompanying consolidated financial statements include estimates for such items as insurance reserves and income taxes. Actual results could differ from those estimates.

     PROPERTY AND CASUALTY INSURANCE-- Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims.

     LIFE INSURANCE--Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 101/2%. Interest rates on approximately $271,000,000 and $246,000,000 of such reserves at December 31, 1995 and 1994, respectively, are periodically adjusted based upon market conditions.

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

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

2.   INVESTMENTS

                                                                                                  Years Ended December 31,
                                                                                        -------------------------------------------
                                                                                           1995             1994            1993
                                                                                        ---------        ---------        ---------
Investment income summarized by investment category (000's omitted):
   Interest on fixed maturities .................................................       $ 186,071        $ 158,015        $ 150,732
   Dividends on equity securities ...............................................         111,458          103,307           87,415
   Other investment income ......................................................           6,480            5,434            5,306
                                                                                        ---------        ---------        ---------
      Total .....................................................................         304,009          266,756          243,453
   Less investment expenses .....................................................           3,994            4,107            4,017
                                                                                        ---------        ---------        ---------
      Net investment income .....................................................       $ 300,015        $ 262,649        $ 239,436
                                                                                        =========        =========        =========

Realized gains on investments summarized by investment category
   (000's omitted):
   Fixed maturities:
      Gross realized gains ......................................................       $  14,466        $  13,570        $  32,361
      Gross realized losses .....................................................          (7,263)          (6,058)          (7,168)
   Equity securities:
      Gross realized gains ......................................................          38,705           31,785           36,134
      Gross realized losses .....................................................         (15,127)         (19,740)          (9,798)
                                                                                        ---------        ---------        ---------
      Realized gains on investments .............................................       $  30,781        $  19,557        $  51,529
                                                                                        =========        =========        =========

Change in unrealized gains on investments summarized by investment category
   (000's omitted):
   Fixed maturities .............................................................       $ 181,475        $(154,883)       $   8,492
   Equity securities ............................................................         677,288         (193,828)          84,763
                                                                                        ---------        ---------        ---------
      Change in unrealized gains on investments .................................       $ 858,763        $(348,711)       $  93,255
                                                                                        =========        =========        =========

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

Analysis of cost, fair value, gross unrealized gains and gross unrealized losses as of December 31, 1995 and 1994 (000's omitted):

                                                                                       Gross               Gross
                                                                                     Unrealized          Unrealized          Fair
1995                                                                   Cost             Gains              Losses            Value
                                                                    ----------        ----------        ----------        ----------
Fixed maturities:
   States, municipalities and political subdivisions .......        $  820,141        $   47,168        $    3,563        $  863,746
   Convertibles and bonds with warrants attached ...........           181,082             8,925             4,226           185,781
   Public utilities ........................................            82,865             4,135             1,119            85,881
   United States government and government
      agencies and authorities .............................             4,355               129                 0             4,484
   All other corporate bonds ...............................         1,210,275           104,806             7,978         1,307,103
                                                                    ----------        ----------        ----------        ----------
      Total ................................................        $2,298,718        $  165,163        $   16,886        $2,446,995
                                                                    ==========        ==========        ==========        ==========
Equity securities ..........................................        $1,423,671        $1,625,461        $    7,370        $3,041,762
                                                                    ==========        ==========        ==========        ==========
1994
Fixed maturities:
   States, municipalities and political subdivisions .......        $  777,995        $   23,591        $   32,099        $  769,487
   Convertibles and bonds with warrants attached ...........           182,576             8,113            10,352           180,337
   Public utilities ........................................            78,347             1,078             4,679            74,746
   United States government and government
      agencies and authorities .............................             4,100                71                34             4,137
   All other corporate bonds ...............................           933,296            16,668            35,555           914,409
                                                                    ----------        ----------        ----------        ----------
      Total ................................................        $1,976,314        $   49,521        $   82,719        $1,943,116
                                                                    ==========        ==========        ==========        ==========
Equity securities ..........................................        $1,289,444        $  977,580        $   36,777        $2,230,247
                                                                    ==========        ==========        ==========        ==========


Maturity dates for investments in fixed maturity securities as of December 31, 1995 (000's omitted):


                                                                                                      Fair
                                                                                   Cost              Value
                                                                                 ----------        ----------
Maturity dates occurring:
   One year or less ....................................................         $   67,606        $   69,589
   After one year through five years ...................................            147,984           156,734
   After five years through ten years ..................................            879,396           929,038
   After ten years .....................................................          1,203,732         1,291,634
                                                                                 ----------        ----------
      Total ............................................................         $2,298,718        $2,446,995
                                                                                 ==========        ==========


Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                                                  1995                     1994
                                                         ---------------------    ----------------------
                                                                        Fair                      Fair
                                                           Cost         Value       Cost          Value
                                                         --------     --------    --------      --------
Fifth Third Bancorp common stock ...............         $185,345     $988,417    $157,843      $623,040
Alltel Corporation common stock ................         $ 95,720     $375,392    $ 95,810      $383,346

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

3.   DEFERRED ACQUISITION COSTS

     Acquisition costs incurred and capitalized during 1995, 1994 and 1993 amounted to $282,399,000, $259,092,000 and $250,221,000, respectively.
Amortization of deferred acquisition costs was $272,313,000, $253,680,000 and $243,464,000 for 1995, 1994 and 1993, respectively.

4.   LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):


                                                                      Years Ended December 31,
                                                         ------------------------------------------------
                                                            1995                1994               1993
                                                         -----------        -----------       -----------
Balance at January 1 ..............................      $ 1,510,150        $ 1,365,052       $ 1,200,182
  Less reinsurance receivable .....................           78,125             71,691            62,349
                                                         -----------        -----------       -----------
Net balance at January 1  .........................        1,432,025          1,293,361         1,137,833
                                                         -----------        -----------       -----------
Incurred related to:
  Current year ....................................        1,040,541            948,581           828,978
  Prior years .....................................         (126,509)           (92,892)          (39,769)
                                                         -----------        -----------       -----------
Total incurred ....................................          914,032            855,689           789,209
                                                         -----------        -----------       -----------
Paid related to:
  Current year ....................................          396,856            373,721           323,616
  Prior years .....................................          368,459            343,304           310,065
                                                         -----------        -----------       -----------
Total paid ........................................          765,315            717,025           633,681
                                                         -----------        -----------       -----------
Net balance at December 31 ........................        1,580,742          1,432,025         1,293,361
  Plus reinsurance receivable .....................          109,719             78,125            71,691
                                                         -----------        -----------       -----------
Balance at December 31 ............................      $ 1,690,461        $ 1,510,150       $ 1,365,052
                                                         ===========        ===========       ===========




     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses (net of reinsurance recoveries of ($9,441,000), $8,211,000 and $1,064,000 in 1995, 1994 and 1993, respectively)
decreased by $126,509,000, $92,892,000 and $39,769,000 in 1995, 1994 and 1993.
These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $53,073,000 and $42,147,000 at December 31, 1995 and 1994,
respectively, for certain life/health losses and loss checks payable.

5.   LIFE POLICY RESERVES

     Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):


                                         1995            1994
                                       --------       ---------
Ordinary/Traditional Life......        $111,442       $ 103,197
Universal Life.................         166,634         147,599
Annuities......................         104,625          98,750
Industrial.....................          17,411          18,032
Other..........................           3,152           2,517
                                       --------       ---------
  Total........................        $403,264       $ 370,095
                                       ========       =========



     At December 31, 1995 and 1994, the fair value associated with the annuities shown above approximated $105,000,000 and $99,000,000, respectively.

6.   NOTES PAYABLE

     The Company and subsidiaries had no compensating debt balance for either 1995 or 1994. Notes payable in the accompanying balance sheets are short term and interest rates charged on such borrowings ranged from 5.18% to 9.00% during 1995 which resulted in an average interest rate of 7.19%. At December 31, 1995 and 1994, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.51% and 6.77%, respectively.

7.   CONVERTIBLE SENIOR DEBENTURES

     The convertible senior debentures are convertible by the debenture holders into shares of common stock at a conversion price of $46.86 (21.34 shares for each $1,000 principal). At December 31, 1995 and 1994, the fair value of the debentures approximated $112,000,000 and $88,800,000, respectively.

8.   REINSURANCE

     Property and casualty premium income in the accompanying statements of income includes approximately $36,956,000, $63,746,000, and $65,625,000 of earned premiums on assumed business and is net of approximately $83,805,000, $100,842,000 and $87,819,000 of premiums on ceded business for 1995, 1994 and 1993, respectively.

     Written premiums for 1995, 1994 and 1993 consist of the following (000's omitted):

                                                            1995                 1994              1993
                                                         -----------         -----------      -----------
Direct business .............................            $ 1,338,205         $ 1,233,948      $ 1,145,185
Assumed business ............................                 39,221              53,332           71,581
Ceded business ..............................                (81,574)            (96,456)         (92,986)
                                                         -----------         -----------      -----------
  Net .......................................            $ 1,295,852         $ 1,190,824      $ 1,123,780
                                                         ===========         ===========      ===========

     Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $40,316,000, $33,645,000 and $25,995,000 of reinsurance recoveries for 1995, 1994 and 1993, respectively.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

9.   FEDERAL INCOME TAXES

     Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," and recognized in 1993 income the $13,845,000 cumulative effect on prior years of the change in method of accounting for income taxes. Income tax rates were increased during 1993; and, as a result of the use of SFAS No.109, the Company also charged to 1993 income $11,245,000 of taxes related to the effect of the change in rates on unrealized appreciation on equity investments at the date the rate increases were signed into law. Further, under SFAS No. 109, the effect ($2,604,000) of the change on accumulated temporary differences as of January 1, 1993 was credited to income. Under the previous methods of accounting for income taxes, the net $8,641,000 charge to income would not have been recognized.

     Significant components of the Company's net deferred tax liability as of December 31, 1995 and 1994 are as follows (000's omitted):


                                             1995        1994
                                           ---------   --------
Deferred tax liabilities:
  Unrealized gain on investments........   $ 618,229   $317,662
  Deferred acquisition costs............      37,981     34,691
  Other.................................      10,379     11,970
                                           ---------   --------
  Total.................................     666,589    364,323
                                           ---------   --------

Deferred tax assets:
  Losses and loss expense reserves......     128,758    122,665
  Unearned premiums.....................      27,008     24,786
  Life policy reserves..................      16,844     15,570
  Other.................................       6,139      5,855
                                           ---------   --------
  Total.................................     178,749    168,876
                                           ---------   --------
Net deferred tax liability..............   $ 487,840   $195,447
                                           =========   ========



     The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

     The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:


                                               1995        1994        1993
                                              Percent     Percent     Percent
                                              -------     -------     -------

Tax at statutory rate ......................   35.00       35.00       35.00
Increase (decrease) resulting from:
  Tax-exempt municipal bonds ...............   (6.10)      (7.40)      (7.61)
  Dividend exclusion .......................   (8.04)      (8.71)      (6.73)
  Effect of rate change on unrealized
   appreciation ............................                            4.21
  Other ....................................    2.12         .40        (.59)
                                               -----       -----       -----
Effective rate .............................   22.98       19.29       24.28
                                               =====       =====       =====


     No provision has been made (at December 31, 1995, 1994 and 1993) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

10.  PENSION PLAN

     The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1995 and 1994 (000's omitted):


                                                 1995             1994
                                               --------         --------
Actuarial present value of
  accumulated benefit obligation
  (vested benefits: 1995--$27,873;
1994--$22,650) ..........................      $ 28,770         $ 23,452
                                               ========         ========

Plan assets at fair value ...............      $ 79,210         $ 59,699
Actuarial present value of projected
  benefit obligation ....................        49,425           39,523
                                               --------         --------

Plan assets in excess of projected
  benefit obligation ....................        29,785           20,176
Unrecognized net transition asset at
  January 1, 1987 ($7,774 amortized

  over 21 years) ........................        (4,442)          (4,813)
Unrecognized prior service costs ........          (476)            (516)
Unrecognized net gain ...................       (25,138)         (15,546)
                                               --------         --------

Accrued pension cost ....................      $   (271)        $   (699)
                                               ========         ========

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     Net pension expense for 1995, 1994 and 1993 includes the following components (000's omitted):

                                                     1995         1994         1993
                                                   --------     --------     --------
Service cost for current year .................    $  2,555     $  2,682     $  2,297
Interest cost .................................       3,014        2,788        2,429
Actual return on plan assets ..................     (20,717)       1,571       (2,593)
Net amortization and deferral .................      14,720       (7,009)      (2,254)
                                                   --------     --------     --------
Net pension expense ...........................    $   (428)    $     32     $   (121)
                                                   ========     ========     ========


     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31 was 6.75%, 7.25% and 6.75% in 1995, 1994 and 1993, respectively. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities (including those of the Company), was 8% as of December 31, 1995, 1994 and 1993.

11.  SHAREHOLDERS' EQUITY AND
     RESTRICTION

     The insurance subsidiaries paid cash dividends to the Company of approximately $143,773,000, $85,700,000 and $119,000,000 in 1995, 1994 and 1993,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1996, the total dividends that can be paid to the Company without regulatory approval are approximately $172,577,000.

     2,559,934 shares of common stock were reserved as of December 31, 1995 for the issuance of debenture conversions and stock options.

12.  STOCK OPTIONS

     The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. A summary of options information for the years ended December 31, 1995, 1994 and 1993 and the related range of prices per share for the year ended December 31, 1995 follows:

                                  1995        1994        1993
                                 -------     -------     -------
Shares under option
  ($12.46 to $64.50)........     852,617     849,648     917,393
Options exercisable
  ($12.46 to $59.29)........     611,100     539,214     450,090
Options exercised
  ($23.50 to $59.29)........     126,561     128,954     252,015


     At December 31, 1995, the average purchase price of the shares under option was $42.25 and the aggregate market value of the shares under option was approximately $55,633,000; such options expire on dates ranging from November 28, 1997 to December 12, 2005.

     SFAS No.123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for stock-based compensation but permits compensation expense to continue to be measured using the intrinsic value based method previously used. The Company intends to continue measuring compensation expense using the intrinsic value based method and under the provisions of SFAS No.123, which must be adopted in 1996, will be required to make proforma disclosures of net income and earnings per share as if the fair value method had been used.

13.  STATUTORY ACCOUNTING INFORMATION

     Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                         Years Ended December 31,
                                      ------------------------------
                                       1995        1994       1993
                                      -------     -------    -------

Net income:
  Property/casualty insurance
   subsidiaries...................   $ 152,003   $ 125,684   $131,151
  Life/health insurance
   subsidiary.....................   $   7,096   $  13,438   $ 14,577




                                                           December 31,
                                                    --------------------------
                                                        1995           1994
                                                    -------------   ----------
Shareholders' equity:
  Property/casualty insurance subsidiaries....      $   1,077,047   $  776,813
  Life/health insurance subsidiary............      $     195,100   $  207,725




14.  TRANSACTION WITH AFFILIATED PARTIES

     The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $10,034,000, $7,824,000 and $9,405,000 on premium volume of approximately $60,720,000, $45,811,000 and $50,723,000 for 1995, 1994 and 1993, respectively.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

15.  SEGMENT INFORMATION

     The Company operates principally in two industries-- property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below (000's omitted). Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                                                                  Income Before Income Taxes,
                                                                        ---------------------------------------------
                                                                            1995             1994             1993
                                                                        -----------      -----------      -----------
Property/casualty insurance ......................................      $     2,894      $    (5,703)     $    (3,429)
Life/health insurance ............................................           (2,512)          (1,691)             357
Investment income (less required interest on life reserves) ......          279,346          244,347          222,992
Realized gains on investments ....................................           30,781           19,557           51,529
Other ............................................................            4,979            5,874            5,578
General corporate expenses .......................................          (20,300)         (13,056)         (10,032)
                                                                        -----------      -----------      -----------
   Total .........................................................      $   295,188      $   249,328      $   266,995
                                                                        ===========      ===========      ===========



                                                                                      Identifiable Assets
                                                                        ---------------------------------------------
                                                                            1995             1994             1993
                                                                        -----------      -----------      -----------
Property/casualty insurance ......................................      $ 3,526,900      $ 2,830,788      $ 2,736,960
Life/health insurance ............................................          809,418          689,838          688,516
Other ............................................................           44,487           44,006           42,822
Corporate assets .................................................        1,728,493        1,169,647        1,133,990
                                                                        -----------      -----------      -----------
   Total .........................................................      $ 6,109,298      $ 4,734,279      $ 4,602,288
                                                                        ===========      ===========      ===========

 "Selected Quarterly Financial Data" from page 1 (incorporated into Item 8).

                        SELECTED QUARTERLY FINANCIAL DATA

Financial data for each quarter in the two years ended December 31, 1995 (000's omitted except per share data)

                                                                             1995
                                             ---------------------------------------------------------------------
                                                 First        Second         Third         Fourth          Full
                                                Quarter       Quarter       Quarter        Quarter         Year
                                             ----------     ----------    -----------    ----------    -----------
Revenues................................     $  414,688     $  405,023    $   416,658    $  419,283    $ 1,655,651
Income Before Income Taxes..............         83,823         69,629         76,973        64,763        295,188
Net Income..............................         63,245         55,141         58,603        50,362        227,350
Net Income Per Share....................           1.17           1.02           1.08           .93           4.19



                                                                             1994
                                             ---------------------------------------------------------------------
                                                 First        Second         Third         Fourth         Full
                                                Quarter       Quarter       Quarter        Quarter        Year
                                             ----------     ----------    -----------    ----------    -----------
Revenues................................     $  379,703     $  378,821    $   381,726    $  372,256    $ 1,512,506
Income Before Income Taxes..............         59,891         75,969         56,867        56,601        249,328
Net Income..............................         48,500         59,083         47,552        46,095        201,230
Net Income Per Share(2).................            .90           1.09            .88           .85           3.72



(1) 1993 earnings include a credit for $13,845,000 ($.25 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109 and a net charge of $8,641,000 ($.16 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

(2) Adjusted to reflect a 5 percent stock dividend declared in February, 1995.

(3) Includes common stock equivalents for stock options and convertible debentures.

Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.


                                                                               1