Form 10-K, Exhibit 13
period 1996-12-31
CINCINNATI FINANCIAL CORP
filed 1997-03-27
CIK 20286

                                   EXHIBIT 13

Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1996.

Cinncinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
Segment information from page 30 (incorporated into Item 1)

15.  SEGMENT INFORMATION

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

                                                                            Income Before Income Taxes
                                                                   -----------------------------------------
                                                                        1996           1995           1994
                                                                   -----------    -----------    -----------
Property/casualty insurance .....................................  $   (44,449)   $     2,894    $    (5,703)
Life/health insurance ...........................................       (2,906)        (2,512)        (1,691)
Investment income (less required interest on life reserves) .....      305,211        279,346        244,347
Realized gains on investments ...................................       47,946         30,781         19,557
Other ...........................................................        3,337          4,979          5,874
General corporate expenses ......................................      (26,718)       (20,300)       (13,056)
                                                                   -----------    -----------    -----------
   Total ........................................................  $   282,421    $   295,188    $   249,328
                                                                   ===========    ===========    ===========

                                                                                 Identifiable Assets
                                                                   -----------------------------------------
                                                                       1996           1995           1994
                                                                   -----------    -----------    -----------
Property/casualty insurance .....................................  $ 3,986,658    $ 3,526,900    $ 2,830,788
Life/health insurance ...........................................      902,354        809,418        689,838
Other ...........................................................       53,351         44,487         44,006
Corporate assets ................................................    2,103,151      1,728,493      1,169,647
                                                                   -----------    -----------    -----------
   Total ........................................................  $ 7,045,514    $ 6,109,298    $ 4,734,279
                                                                   ===========    ===========    ===========

Text data from pages 5 through 11 (incorporated into Item 1)

RANKINGS (BASED ON 1995 RESULTS)

FORBES (JANUARY 13, 1997)

     Cincinnati Financial Corporation is the 14th most profitable property and casualty company among publicly-traded U.S. stock insurers, based on an average five-year return on equity of 11.3 percent. Our 12-month profit margin (net income divided by sales) of 11.9 percent is third among the top 28 ranked insurers.

FINANCIAL WORLD (AUGUST 12, 1996)

     The Cincinnati Insurance Companies rank fifth among the 50 largest property and casualty groups based on growth, profitability and financial strength.

FORTUNE (APRIL 29, 1996)

     Based on revenues, Cincinnati Financial Corporation ranks as the 21st largest U.S. publicly-traded property and casualty insurer or reinsurer. Our 14 percent ratio of profits to revenues is the highest of any company ranked in this category.

FORBES (APRIL 22, 1996)

     Listed with $103,300 in profits per employee, Cincinnati Financial Corporation is the most productive publicly-traded U.S. property and casualty company excluding reinsurers.

     High catastrophe losses such as those experienced this year are a reminder that the best protection for policyholders is exceptionally strong surplus. Our $3.163 billion surplus makes it possible for us to compete aggressively for desirable insurance accounts and invest for both current earnings and long-term appreciation. It has been the source of 36 years of increasing dividends to shareholders.

GROWTH OPPORTUNITIES: COMMERCIAL LINES

     Agents placed more than $153 million in new commercial accounts with Cincinnati this year. This willingness to make us their "go-to" company for new business helps offset what most observers are calling the most difficult commercial pricing environment since 1989. Unit growth is part of the answer to declining rates and we are trying to find new ways to pursue it in profitable lines.

     In the workers' compensation line, for example, agents wrote $31.1 million in new business. Yet, fierce competition and mandated rate reductions held the increase in premiums written by our agents to less than $1 million. Underwriting considerations take first priority as we select and price these risks.

UPSIZED ACCOUNTS

     Our Special Accounts Marketing Program attracts accounts with average initial premiums in the $100,000 range, including package policies, umbrella liability and workers' compensation. More than 200 new large accounts have been written since 1992. Many Main Street businesses we have insured for decades have prospered, growing into multi-state risks that now require sophisticated underwriting and service. By serving the flagship businesses of their communities, our agents acquire powerful centers of influence.

     Increased availability of technical expertise is a sales advantage in the large account arena. This year we located loss control representatives in Illinois, Indiana, Michigan and Pennsylvania. Graduates of the first Cincinnati loss control training school will offer services to agents and insured businesses across our operating territories during 1997. Bond representatives also staffed new positions in Georgia and Illinois this year and are slated for the Carolinas during 1997. They assist insured businesses with fidelity and surety bonds and directors and officers liability policies.

LEVERAGED RELATIONSHIPS

     Many agencies are successfully targeting increased sales of Cincinnati's Dentist's Package Policy and Funeral Director's Policy, gaining access through new endorsements from professional trade associations. During 1996, for instance, 1,500 funeral directors in Michigan and Ohio learned that they could have state-of-the-art policies serviced by local agents instead of central administrators. During 1997, we will reach out to more associations to spread the word about our exceptional professional liability products and local service.

     This trade association program channels a steady stream of referrals to agents. Similarly, a reciprocal arrangement brings our agents referrals from a European insurer who has no U.S. operations and whose policyholders are relocating here. We are alert to opportunities presented, even to a regional insurer like Cincinnati, by the global economy.

INDEPENDENT AGENTS: THE VALUE-ADDED DISTRIBUTION SYSTEM

A SHIFTING PARADIGM

   The Independent Insurance Agents of America released a study revealing significant trends. There are now 44,000 agencies, down from 53,000 in 1987. Average premium volume rose from $2.7 million to $4.5 million during this period. Agency staffs grew to 10.1 persons versus nine people.

     The majority of agency principals are under age 55. Market share for independent agency companies is 76 percent and growing for commercial lines,
33.5 percent and declining for personal lines of insurance.

     Cincinnati's agency census stands at 966 agencies in 65 territories within 26 states. Our agencies report that total volume with all of their carriers is $7 million on average, $1.5 million of which they place with Cincinnati. Our agencies represent 6.9 companies versus the median 7.1 carriers.

AN ELITE CORPS

     Today's agencies are fewer, larger and more productive. As a selective insurer with a strong franchise, we appoint agencies with marketing energy, underwriting sense, a commitment to automation, healthy balance sheets and perpetuation plans. Our agencies tend to be the acquirers and the growers, not the acquired or stagnant.

     These entrepreneurs run sales organizations. Their operations are increasingly automated. They know we expect to be one of their top two carriers and get most of their preferred business after just a few years. Agencies that don't meet expectations risk losing their appointments or sharing their territory with a competing agent. Our strategy is to have fewer agencies, to know them better and to make sure they know our appetite for preferred business. The people who sell our products don't send a lot of business we don't want to write. This saves time and money for both the agent and Cincinnati.

     Lower underwriting expenses allow more latitude for generous profit sharing that differentiates our agency contract. We expect our agents to be high touch, hands-on underwriters who operate high-tech, efficient operations. They earn their pay by providing superior service to policyholders and superior quality and quantity of premium to us. Another expense advantage is our local field staff and decentralized structure. Marketing and claims representatives work out of their homes in the agents' communities. They are vested with power to make decisions and to act without going through a branch office.

CUSTOMER SATISFACTION AND THE FRANCHISE

     Our agencies thrive because we focus on them as customers. We continue to thrive because we listen to them. In Maryland, Arkansas and Minnesota, states activated in early 1995, we had 1996 premium volume of $17.4 million. Agents there welcomed us with their commercial business, and now that our regulatory filings are approved, they are preparing to give us personal and life accounts. New states typically have developed to about $25 million after six or seven years. Customer satisfaction that creates demand for our franchise is an extremely valuable resource.

     To optimize that resource, we are expanding to new areas. We're also dividing existing territories where more frequent visits to agencies will bring us more business. During 1996, we added territories in eastern Pennsylvania and Columbus, Cleveland and Cincinnati, Ohio. In early 1997, we are opening territories in North Dakota; Springfield, Missouri; and Milwaukee, Wisconsin; northern Michigan; South Dakota; Louisville, Kentucky; and two New York territories. Over the next few years, we plan to appoint 78 agencies in this year's new territories.

GROWTH OPPORTUNITIES: PERSONAL LINES

STABILITY COUNTS

     Our message is getting through loud and clear to agents-- writing personal lines is not a sideline for The Cincinnati Insurance Companies. This business constitutes 31.1 percent of total net written premium volume. Relatively stable pricing and high account retention give us steady results and help our agencies weather market swings. This year's new personal lines direct business rose 20 percent to an all-time high of $46 million.

     At a time when other carriers are walking away from the personal lines market or experimenting with direct distribution, agents appreciate our rock solid commitment. As they streamline their operations by reducing the number of companies they represent, we find them willing to roll over entire books of seasoned, profitable business.

     The welcome mat is out in states where we previously marketed commercial lines only. Agents in states just recently opened for commercial lines are ready to commit and anxious for early introduction of personal lines. During 1996, we initiated personal lines marketing in Vermont and Arkansas and appointed 25 agencies to sell personal auto insurance in Michigan. Slated for 1997 are Maryland (homeowner only), Pennsylvania, Minnesota and North Dakota.

RATES IMPROVING

     We anticipate approval in many jurisdictions of 5 percent auto rate increases and 5-10 percent homeowner rate increases. The homeowner pure loss ratio was 89.1 percent in 1996 due to a combination of rate inadequacy and unusually frequent, severe storms. Expected rate increases and more normal weather should return profitability to this line, which grew 11.5 percent during 1996. Auto premiums grew 8.3 percent with a 70.4 percent pure loss ratio.

MEETING OUR CUSTOMER

     We're creating more opportunities to listen and respond to agents, our customers. In addition to regular visits from their field marketing representative, most agencies are visited annually by their underwriters. Many agencies send producers or staff members to sales schools in Cincinnati. Personal Lines executives and underwriters escort teams of knowledgeable, empowered associates from Sales, Claims and Information Systems to agencies, "blitzing" them with practical strategies and services designed to overcome any obstacles increasing their Cincinnati personal lines business. Blitz teams offered solutions to 60 agencies this year, gaining commitments of more than $3 million in premium.

OPERATIONAL EFFICIENCY

PLANNING FOR TOMORROW

     How can an organization in a growth mode assure that it will continue to exceed customer expectations?

     This is our challenge. Operational efficiency is the resource we have drawn upon historically to get our competitive edge. Our associates do more with less, while our departmental structure and internal processes allow us to deliver as promised.

     Cincinnati's decentralized field structure, lacking branch offices with their layers of management, is one of the reasons that our noncommission expenses are low. This savings gives us built-in flexibility to weather market volatility and to price risks competitively.

     The Long-Range Planning Committee recognizes that what worked when we were a $100 million company may not work when we are a $2 billion company and beyond. During 1996, they took the lead with several forward-looking initiatives designed to reinvent internal processes and enhance growth, profitability and our reputation for unparalleled service:

- In the Commercial Lines Department, volunteers are forming cross-functional teams, taking ownership of their work and finding new ways to improve service. Goals, assignments and rewards are team decisions. People close to the work control its flow and take responsibility for its progress.

- Creative new contingency plans call for flexible staffing with cross-departmental redeployment of associates to avoid service lags during peak processing periods.

- The Information Systems Department commissioned an appraisal of our technical direction. Recommendations move us toward integrated systems that give everyone access, online and real time with no duplicate entry at headquarters, in the field or in agencies. A new technical blueprint for our future will accommodate policy issue, processing and printing either at CFC Headquaters or an agency.

PAYING CLAIMS IS OUR BUSINESS

     One of the secrets to Cincinnati's successful catastrophe claims handling is undoubtedly cross-territorial sharing of responsibility. When a disaster strikes, claims representatives from across the country volunteer to join storm duty teams. Responsibilities shift as the volunteers travel to the disaster site and do whatever it takes to help our policyholders. Of 11,718 catastrophe claims filed during 1996, our worst catastrophe year ever, 96.5 percent are now closed.

     An efficient claims operation does more than adjust and pay claims. We work to control recoverable or fraudulent insurance losses. At the end of 1996, a new Subrogation and Salvage Unit was established to concentrate on recovering claims-related costs and property. Another claims unit, Special Investigations, is now staffed with ten investigators who do surveillance in fraudulent claims situations.

     The Illinois Department of Insurance placed Cincinnati at the top of a recent list of insurers with the fewest complaints. Other state departments have published such lists from time to time and we have consistently placed very well. Claims handling proficiency is a resource that creates goodwill for your Company among claimants and also among regulators responsible for the oversight of our operations and products in their states.

GROWTH OPPORTUNITIES

THE CINCINNATI LIFE INSURANCE COMPANY

     Many property and casualty agencies are becoming interested in ways to mitigate the effects of weak commercial lines pricing. This is increasing our opportunity to do more life insurance business with the 966 agencies representing Cincinnati Insurance. On a statutory basis, 1996 Cincinnati Life premiums written directly by our property and casualty agents rose 13 percent to $78.2 million, accounting for most of the $89.3 million written premium total.

     Currently, the top 50 agencies produce 44 percent of total new premium. There is high growth potential as we gain deeper commitments from agencies that are just beginning to market life insurance or just beginning to place it with Cincinnati Life. Our first Life Agents Roundtable was held in February to plan our future with selected agents.

     1996 brought a focus on worksite marketing. These payroll deduction programs are marketed as an employee benefit offered at little or no cost to employers. Agents find that many of their commercial property and casualty accounts are appropriate prospects. Payroll deduction premiums rose 11.9 percent in 1996. We are supporting agents by offering meetings and workshops on strategies for worksite marketing and on business and estate planning.

     Cooperation with the property and casualty side is developing with regard to their claim settlements. New arrangements have increased opportunities to utilize Cincinnati Life annuities in structured settlements for Cincinnati property and casualty claimants.

     During 1996, Cincinnati Life located a marketing representative in Minnesota to establish relationships with agencies. Minnesota was just opened in 1995 by Cincinnati Insurance. We are being aggressive about life business in newer states, where agents are very excited about the Cincinnati franchise. During 1996, we established a life regional director to work with our Arkansas agents.

CFC INVESTMENT COMPANY

     CFC Investment Company, our leasing and financing affiliate, increased gross lease, notes and finance receivables by 34 percent to $53.2 million. Net earnings were $1.2 million versus $272,000 in the prior year, which was affected by a one-time accounting adjustment. As with all of the Company's operations, a local presence seems to be a key factor. We placed leasing representatives in our first field positions in 1995. This has been very successful and will continue with new representatives going to Rockford, Illinois and Toledo, Ohio during 1997.

PRODUCT ADVANTAGES

ALL POLICIES ARE NOT ALIKE

     Ever since the 1950s, when Cincinnati Insurance pioneered a combination homeowner/auto policy, our product strategy has been to exceed expectations. While some policies and coverages are fairly standard, Cincinnati often adds some unique coverage or feature that agents can sell. An Executive Homeowner Policy that includes earthquake...an Umbrella Liability Policy that has no general aggregate limit...specialty package policies that combine property, general liability and professional liability in one package policy. And, of course, Cincinnati is known for offering multi-year guaranteed rates. This feature gives policyholders rate stability and the convenience of a budgetable expense over three or five years on a wide variety of coverages.

     Cincinnati products are developed based on fresh market data. Our agents are our real research and development department. Because we take every opportunity to visit them and invite them to visit us, we receive constant feedback about coverage products their clients need.

     We launched improved Builders' Risk Coverage, Contractor's Errors and Omissions and a new Employment Practices Liability Insurance (EPLI) during 1996. The need for and terms of EPLI products are rapidly evolving. We took the lead in the marketplace by making available protection against employment-related discrimination and sexual harassment claims for small and medium-sized employers. The exposure to risk has been growing for most businesses, but coverage previously available primarily from excess and surplus carriers required large minimum premiums inappropriate for small businesses. After less than a year, annualized premiums reached approximately $1 million for this new product.

     During 1997 we are rolling out an improved Excess Liability Policy and several new products. Our Special Accounts Marketing area developed a Commercial Output Policy, a property cover for manufacturing risks. The Bond Department will add Notary Public Errors and Omissions Coverage and the Service Industry Bond, the latter designed for service businesses that work on their customers' premises--caterers, carpet cleaners, locksmiths and many others. A new Metalworkers Package Policy offers enhanced coverages to contractors such as machine shops, electrical parts manufacturers, tool manufacturers, sheet metal or engraving operations.

AGENT-FOCUSED AND AGENT APPROVED

     Consumer and agent surveys on homeowner, auto and commercial insurance products consistently determine that Cincinnati is the insurer of choice. Property/Casualty Rates & Ratings newsletter publishes results of monthly surveys of 3,000 agents and brokers. Each issue looks at a different line of commercial insurance in performance categories of competitiveness on pricing, speedy responses, flexibility and reasonableness, timeliness of quotes, technical expertise and efficient, fair claims payment.

     The August issue summarized results for the previous 12 months. Cincinnati achieved the highest score, taking the top spot for every single criterion in the overall results computed across all surveyed lines. For individual product surveys, Cincinnati earned higher overall scores than any other company for commercial auto, commercial multi-peril and commercial general liability.

GROWTH OPPORTUNITY: INVESTMENTS

INCOME PLUS APPRECIATION

     The Company's strong capital position means that, unlike some insurers, we have the opportunity to be total return driven. Equities and equity-linked convertibles provide us with increased cash flow and income through dividends, plus higher net worth through long-term capital appreciation.

     Approximately 60 percent of our portfolio is invested in equities. During 1996, the equity portfolio returned 24.4 percent versus the S & P 500's 22.1 percent return. Our return has topped the S & P's four of the past five years.

     Eight of our ten largest stocks returned 22 percent or more, with our bank stocks performing especially well. Barnett Bank returned 44 percent. National City increased their cash dividend almost 25 percent and Fifth Third Bancorp raised theirs 11.5 percent. In total, 36 of our 54 common stock holdings increased dividends, adding gross annualized income of $7.3 million.

     Selection of stocks with records of steadily increasing dividends has resulted in a growth rate much higher than rates achieved by other insurers for investment income. This year's 9.1 percent growth compares to estimated negative growth for the industry.

MAKING MONEY WITH BONDS

     We continue to see opportunities to make money with bonds only when there is potential for upgrades. Our strategy is to acquire securities with credit ratings single-A or lower, which excludes government bonds, in order to get sufficient yield. During 1996, this strategy was rewarded with 84 bond upgrades. As we begin 1997, the market is at a high level so we will continue to purchase convertibles and bonds.

     Our investment approach puts a premium on growing surplus. The rate of return on equity including unrealized capital gains was 20.3 percent for 1996.

Loss and loss expenses in notes to Financial Statements from page 27 (incorporated into Item 1)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

5. LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                        Years Ended December 31,
                                -----------------------------------------
                                   1996           1995           1994
                                -----------    -----------    -----------
Balance at January 1 ........   $ 1,690,461    $ 1,510,150    $ 1,365,052
                                -----------    -----------    -----------
  Less reinsurance receivable       109,719         78,125         71,691
                                -----------    -----------    -----------
Net balance at January 1 ....     1,580,742      1,432,025      1,293,361
                                -----------    -----------    -----------
Incurred related to:
  Current year ..............     1,183,251      1,040,541        948,581
  Prior years ...............      (151,996)      (126,509)       (92,892)
                                -----------    -----------    -----------
Total incurred ..............     1,031,255        914,032        855,689
                                -----------    -----------    -----------
Paid related to:
  Current year ..............       514,186        396,856        373,721
  Prior years ...............       395,396        368,459        343,304
                                -----------    -----------    -----------
Total paid ..................       909,582        765,315        717,025
                                -----------    -----------    -----------
Net balance at December 31 ..     1,702,415      1,580,742      1,432,025
  Plus reinsurance receivable       121,881        109,719         78,125
                                -----------    -----------    -----------
Balance at December 31 ......   $ 1,824,296    $ 1,690,461    $ 1,510,150
                                ===========    ===========    ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $151,996,000, $126,509,000 and $92,892,000 in 1996, 1995 and 1994. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $56,871,000 and $53,073,000 at December31, 1996 and 1995,
respectively, for certain life/health losses and loss checks payable.

"Price range of Common Stock" section from the inside back cover (incorporated into Item 5)

PRICE RANGE OF COMMON STOCK

     Cincinnati Financial Corporation had approximately 9,935 shareholders of record as of December 31, 1996. Most of CFC's 2,506 associates own stock in their Company.

     CFC shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of the NASDAQ (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                   1996

Quarter             1st         2nd      3rd        4th
------------------------------------------------------------
High              $64 1/4     $63 1/2  $58 13/16   $65 3/16
Low                57 5/8      57 3/8   54          54 1/4
Dividend Paid     .32         .37      .37         .37

                                   1995*
Quarter             1st         2nd      3rd        4th
------------------------------------------------------------
High              $51 9/16    $55 1/2  $53 9/16    $63 9/16
Low                46 1/16     49 1/2   48 13/16    51 9/16
Dividend Paid     .29         .32      .32         .32

* Adjusted to reflect a 5 percent stock dividend paid in April, 1996.

"Selected Financial Information" from pages 14 and 15 (incorporated into Item 6)

SELECTED FINANCIAL INFORMATION

(000's omitted except per share data)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                     Years Ended December 31,
                                                                   1996             1995             1994            1993
                                                                ------------    ------------     ------------    ------------
TOTAL ASSETS........................................            $  7,045,514    $  6,109,298     $  4,734,279    $  4,602,288
LONG-TERM OBLIGATIONS...............................            $     79,847    $     80,000     $     80,000    $     80,000
-----------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income......................................            $  1,422,897    $  1,314,126     $  1,219,033    $  1,140,791
Investment Income (Less Expense)....................                 327,307         300,015          262,649         239,436
Realized Gains on Investments.......................                  47,946          30,781           19,557          51,529
Other Income........................................                  10,599          10,729           11,267          10,396
NET INCOME BEFORE REALIZED GAINS
ON INVESTMENTS
In Total............................................            $    192,595    $    207,342     $    188,538    $    182,530*
Per Common Share....................................                    3.38            3.64             3.32            3.23*
NET INCOME
In Total............................................            $    223,760    $    227,350     $    201,230    $    216,024*
Per Common Share....................................                    3.92            3.99             3.54            3.81*
-----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share....................................            $       1.46    $       1.28     $       1.16    $       1.02
-----------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PAID
Per Common Share....................................            $       1.43    $       1.26     $       1.12    $       1.00
-----------------------------------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY OPERATIONS
Gross Premiums Written..............................            $  1,476,011    $  1,377,426     $  1,287,280    $  1,216,766
Net Premiums Written................................               1,383,525       1,295,852        1,190,824       1,123,780
Premiums Earned.....................................               1,366,544       1,263,257        1,169,940       1,092,135

Loss Ratio..........................................                    61.6%           57.6%            63.3%           63.5%
Loss Expense Ratio..................................                    13.8%           14.7%             9.8%            8.7%
Underwriting Expense Ratio..........................                    27.6%           27.1%            27.5%           27.9%
Combined Ratio......................................                   103.0%           99.4%           100.6%          100.1%

Investment Income Before Taxes......................            $    190,318    $    180,074     $    162,260    $    153,190

Property and Casualty Reserves
Unearned Premiums...................................            $    401,562    $    385,418     $    353,697    $    333,550
Losses..............................................               1,319,286       1,274,180        1,213,383       1,100,051
Loss Adjustment Expense.............................                 383,135         306,570          218,642         193,305

Statutory Policyholders' Surplus....................            $  1,608,084    $  1,268,597     $    998,595    $  1,011,609
-----------------------------------------------------------------------------------------------------------------------------

* 1993 earnings include a credit for $13,845,000 ($.24 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109 and a net charge of $8,641,000 ($.15 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


     1992             1991             1990              1989             1988             1987            1986
-------------    -------------     ------------     ------------      ------------    ------------     ------------
$   4,098,713    $   3,513,749     $  2,626,156     $  2,602,990      $  2,163,341    $  1,828,032     $  1,581,591
$      80,000    $         182     $        202     $        753      $        890    $      3,898     $      8,468
-------------------------------------------------------------------------------------------------------------------

$   1,038,772    $     947,576     $    871,196     $    813,313      $    754,335    $    747,266     $    666,892
      218,942          193,220          167,425          149,285           130,885         108,915           90,875
       35,885            7,641            1,488            4,678             6,423           3,845           13,881
       10,552           12,698            8,822            7,134            10,281           7,686            1,932


$     147,669    $     141,273     $    128,052     $    111,477      $    124,618    $     90,714     $     83,477
         2.66             2.57             2.35             2.06              2.33            1.71             1.56

$     171,325    $     146,280     $    128,962     $    114,490      $    128,748    $     93,154     $     93,471
         3.08             2.67             2.37             2.11              2.40            1.76             1.75
-------------------------------------------------------------------------------------------------------------------

$         .93    $         .83     $        .73     $        .66      $        .52    $        .45     $        .38
-------------------------------------------------------------------------------------------------------------------

$         .90    $         .81     $        .71     $        .63      $        .51    $        .43     $        .37
-------------------------------------------------------------------------------------------------------------------

$   1,089,901    $     996,807     $    896,204     $    845,346      $    782,143    $    763,925     $    686,026
    1,014,971          930,296          838,554          790,971           718,853         702,785          639,861
      992,335          903,465          828,046          771,205           712,771         687,429          601,472

         63.8%            61.6%            61.6%            61.6%             55.1%           61.8%            60.5%
          9.0%             9.2%             9.0%             9.0%             10.1%           10.4%            10.1%
         29.0%            28.9%            29.0%            29.1%             30.7%           27.5%            25.9%
        101.8%            99.7%            99.6%            99.7%             95.9%           99.7%            96.5%

$     141,958    $     126,332     $    110,827     $     97,661      $     84,379    $     67,871     $     54,791


$     302,473    $     280,404     $    254,000     $    244,011      $    224,545    $    218,840     $    203,745
      960,571          825,952          692,081          616,730           522,162         449,159          321,221
      177,262          160,260          140,501          124,993           109,323          84,359           56,147

$     933,529    $     735,557     $    477,355     $    494,460      $    422,521    $    346,623     $    274,764
-------------------------------------------------------------------------------------------------------------------


Per share data adjusted for three-for-one stock split in 1992 and stock dividends of 5 percent in 1996, 1995 and 1987.

Management Discussion from pages 16 through 18 (incorporated into Item 1 and 7)

MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

RESULTS OF OPERATIONS

     The Company's $223.8million net income for 1996 reflected a $3.6million,
1.6 percent, decrease from 1995. Net income for 1995 and 1994, respectively, reflected a 13percent increase and 6.9percent decrease from the preceding years. Realized gains on investments (net of income taxes) were $31.2million for 1996, compared to $20million in 1995 and $12.7million in 1994. The effect on income per share (adjusted to reflect 5percent stock dividends paid in April,1996 and 1995) of various matters discussed herein is illustrated in the following summary:

                                     1996      1995      1994
                                    -----     -----      -----
Net income excluding
  the items below................   $4.11     $3.95      $3.56
Realized gains...................     .54       .35        .22
Catastrophe losses...............    (.73)     (.31)      (.24)
                                    -----     -----      -----

Net income per share.............   $3.92     $3.99      $3.54
                                    =====     =====      =====

     The Company has continued in the same lines of property casualty business and has continued not to market in California and not to write flood insurance. The Company continues to review exposure for huge disasters and to reduce coverage in certain coastal areas. Developing newer territories has helped the property and casualty operations increase premium income. Net premium income amounted to $1.367 billion for 1996, an increase of 8.2 percent over 1995. 1995 and 1994 reflected increases of 8 percent and 7.1 percent, respectively. The combined loss and expense ratio for the Company's property and casualty operations was 103 percent for 1996, 99.4 percent for 1995 and 100.6 percent for 1994. The catastrophe losses affected the combined loss and expense ratio by
4.7 percent, 2.1 percent and 1.8 percent for the years 1996, 1995 and 1994, respectively. The expense ratio increased .5 percent for the year 1996, while it had declined by .4 percent for the years 1995 and 1994. The increase in 1996 is attributable to increases in staff and costs associated with the upgrading of our computer systems to handle projected increases in written premium and to make our systems year-2000 compliant.

     The Company incurred catastrophe losses of $64.7 million, $27.1 million and $20.7 million in 1996, 1995 and 1994, respectively. For property catastrophes, the Company retains the first $25 million of losses and then has reinsurance to cover 95 percent of the losses from $25 million up to $200 million.

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

     Total life and accident and health premium income was $56.4 million, $50.9 million and $49.1 million for the years 1996, 1995 and 1994, respectively.

     The increase of 10.8% for the year 1996 compared to the relatively no-growth years of 1995 and 1994 was the result of increased sales of both traditional and interest-sensitive products. The Company continues to help our independent agents identify, recruit and train life insurance producers for their agencies; and these efforts are resulting in increased life insurance sales.

     Investment income increased 9.1 percent to $327.3million in 1996. Investment income was $300 million in 1995 and $262.6 million in 1994, increases of 14.2 percent and 9.7 percent, respectively. Increases in investment income have principally been the result of investing the cash flows from operating activities and dividend increases from equity securities.

     The Company's income tax expense was $58.7 million, $67.8 million and $48.1 million for 1996, 1995 and 1994, respectively. The Company's effective tax rate was 20.77%, 22.98% and 19.29% for 1996, 1995 and 1994, respectively. The lower 1996 effective tax rate is partially the result of a higher percentage of net income earned from tax-exempt interest on state, municipal and political subdivision fixed maturities and dividends received on our equity investments. The Company incurred no additional alternative minimum tax expense for 1996, 1995 and 1994. The alternative minimum basis effectively taxes certain income that is exempt from taxation on a regular tax basis.

     Statutory risk-based capital requirements became effective for life companies in 1993 and for property casualty companies in 1994. The Company's capital was well above the minimum required amounts.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

CASH FLOWS AND LIQUIDITY

     Net cash provided by operating activities amounted to $308.3 million, $389.5 million and $328.5 million for 1996, 1995 and 1994, respectively. Operating cash flows have been sufficient to meet operating needs and provide for financing needs and increased investments. Management expects that this situation will continue because of no substantial changes in the Company's mix of business, protection by reinsurance agreements with financially stable companies and no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 5 percent of gross premiums in each of the last three years.

     The Company used $224.8 million in 1996, $443.9 million in 1995 and $320.2 million in 1994 in investing activities. Cash flows used in net purchases of fixed maturity and equity securities, respectively, amounted to $98 million and $95.4 million in 1996, $309.7 million and $114.9 million in 1995 and $209.1 million and $92.2million in 1994.

     Notes payable increased $41.1 million in 1996, $91.9 million in 1995 and $51.1 million in 1994. The growth of the Company required increased cash flows for the operating and investing activities.

     Cash and marketable securities of $6.362 billion make up 90.3 percent of the Company's $7.046 billion of assets; this compares to 90.2 percent in 1995. The Company has only minor investments in real estate and mortgages, which are typically illiquid. Information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements. As discussed in such notes, the Company's insurance reserve liabilities are estimated by management based upon Company experience data. Such reserves are related to various lines of business and will be paid out over various future periods. The Company has continued to utilize some short-term debt.

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

     The Company's portfolio of fixed maturity securities at December 31, 1996 has an average yield-to-cost of 8.3 percent and an average maturity of 12years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Concentrations in the essential service (i.e., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Due to the small size of several of these offerings, many of these bonds are not rated by a rating agency.

     At December 31, 1996 and 1995, investments totaling approximately
$729 million and $813 million, respectively ($706 million and $789 million at cost), of the Company's $6.355 billion and $5.536 billion investment portfolio relate to securities that are rated noninvestment grade or that are not rated by Moody's Investors Service or Standard& Poor's. Such investments have historically had a beneficial effect on the Company's results of operations.

     Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax-exempt bonds comprise
14 percent of invested assets as of December 31, 1996, compared to 16 percent in 1995 and 18 percent in 1994.

     Investments in common stocks have been made with emphasis on securities with an annual dividend yield of at least 2 percent to 3 percent and annual dividend increases. The Company's portfolio of equity investments at December 31, 1996 has an average dividend yield to cost of 8 percent. Strategy in equity investments continues to include identifying approximately 10 to 12 companies in which the Company can accumulate 10 percent to 20 percent of their common stock.

     As a long-term investor, the Company has followed a buy-and-hold strategy for many years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy for over 38 years. Unrealized

MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

appreciation, before deferred income taxes, on equity investments was $2.203 billion as of December 31, 1996 and constituted 35 percent of the total investment portfolio; 59 percent of the equities investment portfolio; and, after deferred income taxes, 45 percent of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $1.618 billion and $941 million at December 31, 1995 and 1994, respectively.

SHAREHOLDERS' EQUITY AND LONG- AND SHORT-TERM DEBT

     At December 31, 1996, shareholders' equity was $3.163 billion. Shareholders' equity was 45 percent of assets in 1996, 44 percent in 1995 and 41 percent in 1994. During 1996, shareholders' equity increased $505 million. This increase included a $368 million increase in unrealized appreciation on investments discussed above, net of income tax effects. During 1995 and 1994, respectively, shareholders' equity increased $718 million and decreased $7 million, of which $558 million increase and $227 million decrease were related to the change in unrealized appreciation on investments discussed above, net of income tax effects. Long-term and short-term debt each amounted to less than 5 percent of total assets at December 31, 1996 and 1995. At December 31, 1996 and 1995, long-term debt consisted of $80 million of convertible debentures. Short-term debt amounted to $262 million, up from $221 million in 1995 and $129 million in 1994. The additional borrowings were used to provide additional working capital as previously discussed in the Cash Flows and Liquidity section of Management Discussion.

Independent Auditor's Report and Financial Statements from pages 19 through 30 (incorporated into Items 8 and 14)

INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]

     To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

     We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for fixed maturity investments to conform with Statement of Financial Accounting Standards (SFAS) No.115 effective January 1, 1994.

   /s/ Deloitte & Touche LLP

   Cincinnati, Ohio
   February 5, 1997

CONSOLIDATED BALANCE SHEETS


Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                             December 31,
                                                                        1996                1995
                                                                   ---------------    ---------------
ASSETS
Investments
   Fixed maturities, at fair value (cost: 1996--$2,431,785,000;
      1995--$2,298,718,000) ....................................   $ 2,561,805,000    $ 2,446,995,000
   Equity securities, at fair value (cost: 1996--$1,537,189,000;
      1995--$1,423,671,000) ....................................     3,740,180,000      3,041,762,000
   Other invested assets .......................................        53,004,000         46,963,000
Cash ...........................................................        59,933,000         20,019,000
Investment income receivable ...................................        70,446,000         65,045,000
Finance receivables ............................................        26,864,000         20,282,000
Premiums receivable ............................................       162,045,000        161,117,000
Reinsurance receivable .........................................       115,906,000        103,683,000
Prepaid reinsurance premiums ...................................        22,924,000         21,835,000
Deferred acquisition costs pertaining to unearned
   premiums and to life policies in force ......................       127,588,000        119,589,000
Land, buildings and equipment for Company use (at cost, less accumulated depreciation: 1996--$82,820,000;
   1995--$73,153,000) ..........................................        39,486,000         33,056,000
Other assets ...................................................        65,333,000         28,952,000
                                                                   ---------------    ---------------
      Total assets .............................................   $ 7,045,514,000    $ 6,109,298,000
                                                                   ===============    ===============
LIABILITIES
Insurance reserves
   Losses and loss expenses ....................................   $ 1,881,167,000    $ 1,743,534,000
   Life policy reserves ........................................       440,281,000        403,264,000
Unearned premiums ..............................................       425,750,000        408,624,000
Other liabilities ..............................................       116,589,000        107,060,000
Deferred income taxes ..........................................       676,893,000        487,840,000
Notes payable ..................................................       262,098,000        221,005,000
5.5% convertible senior debentures due 2002 ....................        79,847,000         80,000,000
                                                                   ---------------    ---------------
      Total liabilities ........................................     3,882,625,000      3,451,327,000
                                                                   ---------------    ---------------
SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized
   80,000,000 shares; issued, 1996--55,828,615;
   1995--53,084,081 ............................................       111,657,000        106,168,000
Paid-in capital ................................................       401,862,000        237,172,000
Retained earnings ..............................................     1,132,880,000      1,156,627,000
Unrealized gains on investments ................................     1,527,707,000      1,159,388,000
                                                                   ---------------    ---------------
                                                                     3,174,106,000      2,659,355,000
Less treasury shares at cost (1996--192,139 shares;
   1995--27,147 shares) ........................................       (11,217,000)        (1,384,000)
                                                                   ---------------    ---------------
      Total shareholders' equity ...............................     3,162,889,000      2,657,971,000
                                                                   ---------------    ---------------
      Total liabilities and shareholders' equity ...............   $ 7,045,514,000    $ 6,109,298,000
                                                                   ===============    ===============



Accompanying notes are an integral part of this statement.

Consolidated Statements of Income



Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                           Years Ended December 31,
                                            ------------------------------------------------------
                                                 1996               1995                1994
                                            ---------------    ---------------     ---------------
REVENUE
   Premium income
      Property and casualty .............   $ 1,366,544,000    $ 1,263,257,000     $ 1,169,940,000
      Life ..............................        48,694,000         43,551,000          41,888,000
      Accident and health ...............         7,659,000          7,318,000           7,205,000
                                            ---------------    ---------------     ---------------
      Net premiums earned ...............     1,422,897,000      1,314,126,000       1,219,033,000
   Investment income ....................       327,307,000        300,015,000         262,649,000
   Realized gains on investments ........        47,946,000         30,781,000          19,557,000
   Other income .........................        10,599,000         10,729,000          11,267,000
                                            ---------------    ---------------     ---------------
      Total revenues ....................     1,808,749,000      1,655,651,000       1,512,506,000
                                            ---------------    ---------------     ---------------

BENEFITS AND EXPENSES
   Insurance losses and policyholder
      benefits ..........................     1,087,105,000        964,216,000         900,814,000
   Commissions ..........................       259,291,000        244,862,000         230,551,000
   Other operating expenses .............       117,034,000         97,909,000          85,405,000
   Taxes, licenses and fees .............        43,392,000         38,887,000          39,070,000
   Increase in deferred acquisition costs
      pertaining to unearned premiums and
      to life policies in force .........        (7,999,000)       (10,086,000)         (5,412,000)
   Interest expense .....................        20,102,000         17,231,000           9,961,000
   Other expenses .......................         7,403,000          7,444,000           2,789,000
                                            ---------------    ---------------     ---------------
      Total benefits and expenses .......     1,526,328,000      1,360,463,000       1,263,178,000
                                            ---------------    ---------------     ---------------

INCOME BEFORE INCOME TAXES ..............       282,421,000        295,188,000         249,328,000
                                            ---------------    ---------------     ---------------
PROVISION FOR INCOME TAXES
   Current ..............................        67,827,000         76,012,000          64,229,000
   Deferred .............................        (9,166,000)        (8,174,000)        (16,131,000)
                                            ---------------    ---------------     ---------------
                                                 58,661,000         67,838,000          48,098,000
                                            ---------------    ---------------     ---------------

NET INCOME ..............................   $   223,760,000    $   227,350,000     $   201,230,000
                                            ===============    ===============     ===============
PER COMMON SHARE
   Net Income ...........................   $          3.92    $          3.99*    $          3.54*
                                            ===============    ===============     ===============
   Cash dividends (declared) ............   $          1.46    $          1.28*    $          1.16*
                                            ===============    ===============     ===============

*Adjusted to reflect a 5 percent stock dividend paid in April, 1996.

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


                                            Common             Treasury             Paid-In
                                             Stock               Stock              Capital
                                       ----------------    ----------------     --------------
Balance, December 31, 1993............ $    100,626,000    $       (396,000)    $  102,235,000




Effect of a change in accounting for
   fixed maturity investments, net
   of income taxes of $42,722,000.....
Net income............................
Change in unrealized
   gains on investments...............
Income taxes on unrealized
   gains..............................
Dividends declared....................
Purchase/issuance of treasury shares..                             (518,000)            58,000
Stock options exercised...............          246,000                              3,499,000
                                       ----------------    ----------------     --------------
Balance, December 31, 1994............      100,872,000            (914,000)       105,792,000



Net income............................
Change in unrealized
   gains on investments...............
Income taxes on unrealized
   gains..............................
Dividends declared....................
5% stock dividend at market...........        5,043,000                            127,338,000
Purchase/issuance of treasury shares..                             (470,000)           182,000
Stock options exercised...............          253,000                              3,860,000
                                       ----------------    ----------------     --------------
Balance, December 31, 1995............      106,168,000          (1,384,000)       237,172,000



Net income............................
Change in unrealized
   gains on investments...............
Income taxes on unrealized
   gains..............................
Dividends declared....................
5% stock dividend at market...........        5,304,000                            160,453,000
Purchase/issuance of treasury shares..                           (9,833,000)           870,000
Stock options exercised...............          178,000                              3,221,000
Conversion of debentures..............            7,000                                146,000
                                       ----------------    ----------------     --------------
Balance, December 31, 1996............ $    111,657,000    $    (11,217,000)    $  401,862,000
                                       ================    ================     ==============


                                                                 Unrealized
                                              Retained            Gains on
                                              Earnings           Investments
                                         -----------------    -----------------
Balance, December 31, 1993............   $     996,359,000    $     748,514,000




Effect of a change in accounting for
   fixed maturity investments, net
   of income taxes of $42,722,000.....                               79,340,000
Net income............................         201,230,000
Change in unrealized
   gains on investments...............                             (348,711,000)
Income taxes on unrealized
   gains..............................                              122,049,000
Dividends declared....................         (64,484,000)
Purchase/issuance of treasury shares..
Stock options exercised...............
                                         -----------------    -----------------
Balance, December 31, 1994............       1,133,105,000          601,192,000



Net income............................         227,350,000
Change in unrealized
   gains on investments...............                              858,763,000
Income taxes on unrealized
   gains..............................                             (300,567,000)
Dividends declared....................         (71,262,000)
5% stock dividend at market...........        (132,566,000)*
Purchase/issuance of treasury shares..
Stock options exercised...............
                                         -----------------    -----------------
Balance, December 31, 1995............       1,156,627,000        1,159,388,000



Net income............................         223,760,000
Change in unrealized
   gains on investments...............                              566,644,000
Income taxes on unrealized
   gains..............................                             (198,325,000)
Dividends declared....................         (81,498,000)
5% stock dividend at market...........        (166,009,000)*
Purchase/issuance of treasury shares..
Stock options exercised...............
Conversion of debentures..............
                                         -----------------    -----------------
Balance, December 31, 1996............   $   1,132,880,000    $   1,527,707,000
                                         =================    =================

*Includes $183,718 and $251,851 for fractional shares paid in April, 1995 and 1996, respectively.

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS



Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                        Years Ended December 31,
                                                                       ----------------------------------------------------------
                                                                             1996              1995                     1994
                                                                       ---------------    ---------------         ---------------
Cash flows from operating activities:
   Net income................................................          $   223,760,000    $   227,350,000            $201,230,000
   Adjustments to reconcile net income to net
      cash flows provided by operating activities:
      Depreciation and amortization..........................                7,100,000          9,641,000               9,923,000
      Increase in investment income receivable...............               (5,401,000)        (8,976,000)             (5,949,000)
      Increase in premiums receivable........................                 (928,000)       (19,145,000)             (7,611,000)
      Increase in reinsurance receivable.....................              (12,223,000)       (36,558,000)             (8,064,000)
      (Increase) decrease in prepaid reinsurance premiums....               (1,089,000)         2,231,000                (100,000)
      Increase in deferred acquisition costs.................               (7,999,000)       (10,086,000)             (5,412,000)
      (Increase) decrease in accounts receivable.............               (2,080,000)        (3,900,000)              1,209,000
      Increase in loss and loss expense reserves.............              137,633,000        191,237,000             149,790,000
      Increase in life policy reserves.......................               37,017,000         33,169,000              24,118,000
      Increase in unearned premiums..........................               17,126,000         26,505,000              20,107,000
      Increase (decrease) in other liabilities...............                6,984,000          9,522,000              (7,274,000)
      Decrease in deferred income taxes......................               (9,272,000)        (8,174,000)            (16,131,000)
      Realized gains on investments..........................              (47,946,000)       (30,781,000)            (19,557,000)
      Other..................................................              (34,343,000)         7,472,000              (7,801,000)
                                                                       ---------------    ---------------         ---------------
         Net cash provided by operating activities...........              308,339,000        389,507,000             328,478,000
                                                                       ---------------    ---------------         ---------------
Cash flows from investing activities:
   Sale of fixed maturities investments......................              219,131,000        118,986,000              83,360,000
   Call or maturity of fixed maturities investments..........              247,205,000        187,320,000             207,843,000
   Sale of equity securities investments.....................              257,981,000        255,542,000             250,722,000
   Collection of finance receivables.........................               10,449,000          8,222,000               6,567,000
   Purchase of fixed maturities investments..................             (564,317,000)      (616,001,000)           (500,283,000)
   Purchase of equity securities investments.................             (353,340,000)      (370,445,000)           (342,949,000)
   Investment in land, buildings and equipment...............              (18,555,000)       (10,806,000)            (11,356,000)
   Investment in finance receivables.........................              (17,032,000)       (12,335,000)             (9,725,000)
   Increase in other invested assets.........................               (6,273,000)        (4,398,000)             (4,416,000)
                                                                       ---------------    ---------------         ---------------
         Net cash used in investing activities...............             (224,751,000)      (443,915,000)           (320,237,000)
                                                                       ---------------    ---------------         ---------------
Cash flows from financing activities:
   Proceeds from stock options exercised.....................                3,399,000          4,113,000               3,745,000
   Purchase/issuance of treasury shares......................               (8,963,000)          (287,000)               (460,000)
   Increase in notes payable.................................               41,093,000         91,889,000              51,050,000
   Payment of cash dividends to shareholders.................              (79,203,000)       (69,542,000)            (62,436,000)
                                                                       ---------------    ---------------         ---------------
         Net cash (used) provided in financing activities....              (43,674,000)        26,173,000              (8,101,000)
                                                                       ---------------    ---------------         ---------------

Net increase (decrease) in cash..............................               39,914,000        (28,235,000)                140,000
Cash at beginning of year....................................               20,019,000         48,254,000              48,114,000
                                                                       ---------------    ---------------         ---------------
Cash at end of year..........................................          $    59,933,000    $    20,019,000         $    48,254,000
                                                                       ===============    ===============         ===============
Supplemental disclosures of cash flow information:
   Interest paid.............................................          $    20,922,000    $    16,001,000         $    10,216,000
                                                                       ===============    ===============         ===============
   Income taxes paid.........................................          $    65,000,000    $    67,000,000         $    71,192,000
                                                                       ===============    ===============         ===============



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

LIFE INSURANCE--Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 10 1/2%. Interest rates on approximately $296,000,000 and $271,000,000 of such reserves at December 31, 1996 and 1995, respectively, are periodically adjusted based upon market conditions.

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

INVESTMENTS--The Company adopted Statement of Financial Accounting Standards
(SFAS) No.115 "Accounting for Certain Investments in Debt and Equity Securities" effective January 1, 1994. With the adoption of SFAS No.115, fixed maturities (bonds and notes) have been classified as available for sale and are stated at fair values. Prior to 1994, fixed maturities were principally stated at amortized cost. Equity securities (common and preferred stocks) are stated at fair values.

     Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

INCOME TAXES--Deferred tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity, and deferred taxes associated with other differences are charged to income.

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

RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform with 1996 classifications.



2. INVESTMENTS

                                                                                                Years Ended December 31,
                                                                                        ------------------------------------
                                                                                           1996         1995          1994
                                                                                        ----------   ----------   -----------
Investment income summarized by investment category (000's omitted):
   Interest on fixed maturities..................................................       $  208,907   $  186,071    $  158,015
   Dividends on equity securities................................................          118,932      111,458       103,307
   Other investment income.......................................................            5,744        6,480         5,434
                                                                                        ----------   ----------   -----------
      Total......................................................................          333,583      304,009       266,756
   Less investment expenses......................................................            6,276        3,994         4,107
                                                                                        ----------   ----------   -----------
      Net investment income......................................................       $  327,307   $  300,015    $  262,649
                                                                                        ==========   ==========   ===========
Realized gains on investments summarized by investment category
   (000's omitted):
   Fixed maturities:
      Gross realized gains.......................................................       $   20,823   $   14,466     $  13,570
      Gross realized losses......................................................          (10,207)      (7,263)       (6,058)
   Equity securities:
      Gross realized gains.......................................................           47,310       38,705        31,785
      Gross realized losses......................................................           (9,980)     (15,127)      (19,740)
                                                                                        ----------   ----------   -----------
      Realized gains on investments..............................................       $   47,946   $   30,781     $  19,557
                                                                                        ==========   ==========   ===========
Change in unrealized gains on investments summarized by investment category (000's omitted):
   Fixed maturities..............................................................       $  (18,257)  $  181,475   $  (154,883)
   Equity securities.............................................................          584,901      677,288      (193,828)
                                                                                        ----------   ----------   -----------
      Change in unrealized gains on investments..................................       $  566,644   $  858,763   $  (348,711)
                                                                                        ==========   ==========   ===========



Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


Analysis of cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 1996 and 1995 (000's omitted):

                                                                                     Gross           Gross
                                                                                  Unrealized      Unrealized          Fair
1996                                                             Cost                Gains          Losses            Value
                                                             -------------       -------------   ------------     -------------
Fixed maturities:
   States, municipalities and political subdivisions..       $     838,008       $      38,457   $      1,092     $     875,373
   Convertibles and bonds with warrants attached......             125,629               7,626          1,630           131,625
   Public utilities...................................              85,573               3,697            349            88,921
   United States government and government
      agencies and authorities........................               8,790                 156            143             8,803
   All other corporate bonds..........................           1,373,785              88,713          5,415         1,457,083
                                                             -------------       -------------   ------------     -------------
      Total...........................................       $   2,431,785       $     138,649   $      8,629     $   2,561,805
                                                             =============       =============   ============     =============
Equity securities.....................................       $   1,537,189       $   2,207,805   $      4,814     $   3,740,180
                                                             =============       =============   ============     =============
1995
Fixed maturities:
   States, municipalities and political subdivisions..       $     820,141       $      47,168   $      3,563     $     863,746
   Convertibles and bonds with warrants attached......             181,082               8,925          4,226           185,781
   Public utilities...................................              82,865               4,135          1,119            85,881
   United States government and government
      agencies and authorities........................               4,355                 129              0             4,484
   All other corporate bonds..........................           1,210,275             104,806          7,978         1,307,103
                                                             -------------       -------------   ------------     -------------
      Total...........................................       $   2,298,718       $     165,163   $     16,886     $   2,446,995
                                                             =============       =============   ============     =============
Equity securities.....................................       $   1,423,671       $   1,625,461   $      7,370     $   3,041,762
                                                             =============       =============   ============     =============


Maturity dates for investments in fixed maturity securities as of December 31, 1996 (000's omitted):

                                                                                               Fair                   % of
                                                                 Cost                          Value               Fair Value
                                                             -------------                  ------------           ----------
Maturity dates occurring:
   One year or less...................................       $      64,453                  $     68,063                2.7
   After one year through five years..................             192,039                       202,923                7.9
   After five years through ten years.................             959,396                     1,006,854               39.3
   After ten years....................................           1,215,897                     1,283,965               50.1
                                                             -------------                  ------------              -----
      Total...........................................       $   2,431,785                  $  2,561,805              100.0
                                                             =============                  ============              =====

Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                                       1996                                   1995
                                        ---------------------------------       ---------------------------------
                                                                 Fair                                    Fair
                                            Cost                 Value               Cost                Value
                                        -------------       -------------       ------------        -------------
Fifth Third Bancorp common stock......  $     238,087       $   1,331,625       $    185,345        $     988,417
Alltel Corporation common stock.......  $      95,720       $     399,252       $     95,720        $     375,392


3. DEFERRED ACQUISITION COSTS

     Acquisition costs incurred and capitalized during 1996, 1995 and 1994 amounted to $303,111,000, $282,399,000 and $259,092,000, respectively.
Amortization of deferred acquisition costs was $295,112,000, $272,313,000 and $253,680,000 for 1996, 1995 and 1994, respectively.

4. CONVERTIBLE SENIOR DEBENTURES

     The convertible senior debentures are convertible by the debenture holders into shares of common stock at a conversion price of $44.63 (22.41 shares for each $1,000 principal). At December 31, 1996 and 1995, the fair value of the debentures approximated $115,000,000 and $112,000,000, respectively.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

5. LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                        Years Ended December 31,
                                -----------------------------------------
                                   1996           1995           1994
                                -----------    -----------    -----------
Balance at January 1 ........   $ 1,690,461    $ 1,510,150    $ 1,365,052
  Less reinsurance receivable       109,719         78,125         71,691
                                -----------    -----------    -----------
Net balance at January 1 ....     1,580,742      1,432,025      1,293,361
                                -----------    -----------    -----------
Incurred related to:
  Current year ..............     1,183,251      1,040,541        948,581
  Prior years ...............      (151,996)      (126,509)       (92,892)
                                -----------    -----------    -----------
Total incurred ..............     1,031,255        914,032        855,689
                                -----------    -----------    -----------
Paid related to:
  Current year ..............       514,186        396,856        373,721
  Prior years ...............       395,396        368,459        343,304
                                -----------    -----------    -----------
Total paid ..................       909,582        765,315        717,025
                                -----------    -----------    -----------
Net balance at December 31 ..     1,702,415      1,580,742      1,432,025
  Plus reinsurance receivable       121,881        109,719         78,125
                                -----------    -----------    -----------
Balance at December 31 ......   $ 1,824,296    $ 1,690,461    $ 1,510,150
                                ===========    ===========    ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $151,996,000, $126,509,000 and $92,892,000 in 1996, 1995 and 1994. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $56,871,000 and $53,073,000 at December 31, 1996 and 1995,
respectively, for certain life/health losses and loss checks payable.

6. LIFE POLICY RESERVES

     Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                          1996           1995
                                       ---------      --------
Ordinary/Traditional Life......        $ 123,473      $111,442
Universal Life.................          183,967       166,634
Annuities......................          112,496       104,625
Industrial.....................           16,881        17,411
Other..........................            3,464         3,152
                                       ---------      --------
  Total........................        $ 440,281      $403,264
                                       =========      ========

     At December 31, 1996 and 1995, the fair value associated with the annuities shown above approximated $114,000,000 and $105,000,000, respectively.

7. NOTES PAYABLE

     The Company and subsidiaries had no compensating balance requirement on debt for either 1996 or 1995. Notes payable in the accompanying balance sheets are short term, and interest rates charged on such borrowings ranged from 4.75% to 8.50% during 1996 which resulted in an average interest rate of 6.34%. At December 31, 1996 and 1995, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.12% and 6.51%, respectively.

8. REINSURANCE

     Property and casualty premium income in the accompanying statements of income includes approximately $41,139,000, $36,956,000 and $63,746,000 of earned premiums on assumed business and is net of approximately $91,396,000, $83,805,000 and $100,842,000 of earned premiums on ceded business for 1996, 1995 and 1994, respectively.

     Written premiums for 1996, 1995 and 1994 consist of the following (000's omitted):

                          1996             1995            1994
                       ----------       ----------      ----------
Direct business.....   $1,433,340       $1,338,205      $1,233,948
Assumed business....       42,671           39,221          53,332
Ceded business......      (92,486)         (81,574)        (96,456)
                       ----------       ----------      ----------
  Net...............   $1,383,525       $1,295,852      $1,190,824
                       ==========       ==========      ==========

     Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $44,770,000, $40,316,000 and $33,645,000 of reinsurance recoveries for 1996, 1995 and 1994, respectively.

9. FEDERAL INCOME TAXES

     Significant components of the Company's net deferred tax liability as of December 31, 1996 and 1995 are as follows (000's omitted):

                                           1996           1995
                                        ---------       --------
Deferred tax liabilities:
  Unrealized gain on investments...     $ 816,554       $618,229
  Deferred acquisition costs.......        38,966         37,981
  Other............................         8,447         10,379
                                        ---------       --------
  Total............................       863,967        666,589
                                        ---------       --------
Deferred tax assets:

  Losses and loss expense reserves.       133,692        128,758
  Unearned premiums................        28,109         27,008
  Life policy reserves.............        15,962         16,844
  Other............................         9,311          6,139
                                        ---------       --------
  Total............................       187,074        178,749
                                        ---------       --------
Net deferred tax liability.........     $ 676,893       $487,840
                                        =========       ========

     The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                        1996       1995       1994
                                       Percent    Percent    Percent
                                       -------    -------    -------
Tax at statutory rate..............     35.00      35.00     35.00
Increase (decrease) resulting from:
  Tax-exempt municipal bonds.......     (6.41)     (6.10)    (7.40)
  Dividend exclusion...............     (8.50)     (8.04)    (8.71)
  Other............................       .68       2.12       .40
                                        -----      -----     -----
Effective rate.....................     20.77      22.98     19.29
                                        =====      =====     =====

     No provision has been made (at December 31, 1996, 1995 and 1994) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

10.  PENSION PLAN

     The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1996 and 1995 (000's omitted):

                                         1996       1995
                                       --------    --------
Actuarial present value of
  accumulated benefit obligation
  (vested benefits: 1996--$29,704;
  1995--$27,873) ...................   $ 30,740    $ 28,770
                                       ========    ========

Plan assets at fair value ..........   $ 92,740    $ 79,210
Actuarial present value of projected
  benefit obligation ...............     54,208      49,425
                                       --------    --------
Plan assets in excess of projected
  benefit obligation ...............     38,532      29,785
Unrecognized net transition asset at
  January 1, 1987 ($7,774 amortized
  over 21 years) ...................     (4,072)     (4,442)
Unrecognized prior service costs ...       (437)       (476)
Unrecognized net gain ..............    (34,730)    (25,138)
                                       --------    --------
Accrued pension cost ...............   $   (707)   $   (271)
                                       ========    ========

     Net pension expense for 1996, 1995 and 1994 includes the following components (000's omitted):

                                   1996      1995        1994
                                 -------    --------   --------
Service cost for current year.   $ 3,306    $  2,555   $  2,682
Interest cost.................     3,572       3,014      2,788
Actual return on plan assets..   (15,057)    (20,717)     1,571
Net amortization and deferral.     8,615      14,720     (7,009)
                                 -------    --------   --------
Net pension expense...........   $   436    $   (428)  $     32
                                 =======    ========   ========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December31 was 7%, 6.75% and 7.25% in 1996, 1995 and 1994, respectively. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities (including those of the Company), was 8% as of December 31, 1996, 1995 and 1994.

11.  SHAREHOLDERS' EQUITY AND RESTRICTION

     The insurance subsidiaries paid cash dividends to the Company of approximately $77,027,000, $143,773,000 and $85,700,000 in 1996, 1995 and 1994,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1997, the total dividends that can be paid to the Company without regulatory approval are approximately $159,281,000.

     521,735 shares of common stock were available for future stock option grants, as of December 31, 1996.

12.  STATUTORY ACCOUNTING INFORMATION

     Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                      Years Ended December 31,
                                 ---------------------------------
                                   1996         1995        1994
                                 --------     --------    --------
Net income:
  Property/casualty insurance
   subsidiaries.............     $136,041     $152,003    $125,684
  Life/health insurance
   subsidiary...............     $ (1,812)    $  7,096    $ 13,438

                                                December 31,
                                           -----------------------
                                              1996        1995
                                           ----------   ----------
Shareholders' equity:
  Property/casualty insurance subsidiaries   $1,378,681   $1,048,343
  Life/health insurance subsidiary .......   $  214,130   $  195,100

13.  TRANSACTION WITH AFFILIATED PARTIES

     The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $10,874,000, $10,034,000 and $7,824,000 on premium volume of approximately $70,418,000, $60,720,000 and $45,811,000 for 1996, 1995 and 1994, respectively.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

14.  STOCK OPTIONS

     The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. The Company applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                              1996                       1995
                                                                        ---------------            ---------------
Net income                              As reported                     $   223,760,000            $   227,350,000
                                        Pro forma                           221,683,000                227,106,000
Net income per common share             As reported                     $          3.92            $          3.99
                                        Pro forma                                  3.89                       3.98

     In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 2.26% for both years; expected volatility of 20.50% and 21.28%; risk-free interest rates of 6.56% and 5.73%; and expected lives of 10 years for both years. Compensation cost comprehended in the above pro forma disclosures is not indicative of future amounts (when the SFAS No.123 methodology will be applied to outstanding nonvested awards).

     A summary of options information for the years ended December 31, 1996, 1995 and 1994 follows:

                                                1996                          1995                         1994
                                        -----------------------------   ---------------------------- ---------------------------
                                        Shares       Weighted-Average   Shares      Weighted-Average Shares     Weighted-Average
                                                      Exercise Price                 Exercise Price              Exercise Price
                                         -------         -------        -------        --------      -------    ----------------
Outstanding at beginning of year         895,249         $ 40.24        892,131        $  36.19      963,263         $33.71
Granted                                  512,603           60.76        155,713           53.17       85,995          45.05
Exercised                                (90,926)          37.38       (136,291)          29.18     (135,401)         25.19
Forfeited/Revoked                        (58,762)          58.68        (16,304)          39.91      (21,726)         38.77
                                       ---------                       --------                     --------
Outstanding at end of year             1,258,164           47.93        895,249           40.24      892,131          35.98
                                       =========                       ========                     ========
Options exercisable at end of year       652,010                        641,655                      566,175
Weighted-average fair value of
     options granted during the year                     $ 20.41                       $  15.80

     Options outstanding at December 31, 1996 consist of the following:

                                      Options Outstanding                                    Options Exercisable
-----------------------------------------------------------------------------------    -----------------------------------
   Range of                            Weighted-Average
   Exercise                                Remaining               Weighted-Average                     Weighted-Average
    Prices        Number               Contractual Life             Exercise Price     Number            Exercise Price
    ------        ------               ----------------             --------------     ------            --------------
 $  12 to 16         75,840                1.10 yrs                    $  12.91        75,840                 $12.91
    23 to 32         57,966                3.58 yrs                       25.57        57,966                  25.57
    35 to 43        295,444                5.11 yrs                       36.90       295,444                  36.90
    45 to 60        451,239                7.93 yrs                       52.57       222,760                  50.19
    63 to 65        377,675                9.35 yrs                       61.49             0                      0
                  ---------                                                           -------
    12 to 65      1,258,164                7.08 yrs                       47.93       652,010                  37.64
                  =========                                                           =======

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

                                                                       Income Before Income Taxes
                                                              -----------------------------------------
                                                                   1996          1995           1994
                                                              -----------    -----------    -----------
Property/casualty insurance ...............................   $   (44,449)   $     2,894    $    (5,703)
Life/health insurance .....................................        (2,906)        (2,512)        (1,691)
Investment income (less required interest on life reserves)       305,211        279,346        244,347
Realized gains on investments .............................        47,946         30,781         19,557
Other .....................................................         3,337          4,979          5,874
General corporate expenses ................................       (26,718)       (20,300)       (13,056)
                                                              -----------    -----------    -----------
   Total ..................................................   $   282,421    $   295,188    $   249,328
                                                              ===========    ===========    ===========

                                                                         Identifiable Assets
                                                              -----------------------------------------
                                                                 1996            1995           1994
                                                              -----------    -----------    -----------
Property/casualty insurance ...............................   $ 3,986,658    $ 3,526,900    $ 2,830,788
Life/health insurance .....................................       902,354        809,418        689,838
Other .....................................................        53,351         44,487         44,006
Corporate assets ..........................................     2,103,151      1,728,493      1,169,647
                                                              -----------    -----------    -----------
   Total ..................................................   $ 7,045,514    $ 6,109,298    $ 4,734,279
                                                              ===========    ===========    ===========

Selected Quarterly Financial Data from page 30 (incorporated into Item 8)

SELECTED QUARTERLY FINANCIAL DATA

Financial data for each quarter in the two years ended December 31 (000's omitted except per share data)



                                                                                   1996
                                                  -------------------------------------------------------------------------
                                                     First         Second          Third            Fourth         Full
                                                    Quarter        Quarter        Quarter           Quarter        Year
                                                  ----------    -----------     -----------      -----------   ------------
Revenues................................          $  451,798    $   442,042     $   455,681      $   459,227   $  1,808,749
Income Before Income Taxes..............              76,449         67,022          58,658           80,291        282,421
Net Income..............................              59,448         54,396          46,949           62,966        223,760
Net Income Per Share....................                1.04            .95             .82             1.10           3.92

                                                                                   1995
                                                  -------------------------------------------------------------------------
                                                     First         Second          Third            Fourth         Full
                                                    Quarter        Quarter        Quarter           Quarter        Year
                                                  ----------    -----------     -----------      -----------   ------------
Revenues................................          $  414,688    $   405,023     $   416,658      $   419,283   $  1,655,651
Income Before Income Taxes..............              83,823         69,629          76,973           64,763        295,188
Net Income..............................              63,245         55,141          58,603           50,362        227,350
Net Income Per Share*...................                1.11            .97            1.03              .88           3.99


* Adjusted to reflect a 5 percent stock dividend paid in April, 1996.

Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.