Form 10-K, Exhibit 13
period 1997-12-31
CINCINNATI FINANCIAL CORP
filed 1998-03-23
CIK 20286

                                   EXHIBIT 13

Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1997.

     Segment information from page 30 (incorporated into Item 1).

16.  SEGMENT INFORMATION

(000's omitted)

     The Company operates principally in two industries--property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below. Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                                                    Income Before Income Taxes
                                                              -------------------------------------
                                                                 1997         1996         1995
                                                              ----------   ----------   ----------
Property/casualty insurance ...............................   $  28,955    $ (44,449)   $   2,894
Life/health insurance .....................................       2,763       (2,906)      (2,512)
Investment income (less required interest on life reserves)     321,620      305,211      279,346
Realized gains on investments .............................      69,230       47,946       30,781
Other .....................................................         865        3,337        4,979
General corporate expenses ................................     (28,874)     (26,718)     (20,300)
                                                              ---------    ---------    ---------
   Total ..................................................   $ 394,559    $ 282,421    $ 295,188
                                                              =========    =========    =========

                                                                       Identifiable Assets
                                                              -------------------------------------
                                                                 1997         1996         1995
                                                              ----------   ----------   ----------
Property/casualty insurance ...............................   $4,953,259   $3,986,658   $3,526,900
Life/health insurance .....................................    1,094,445      902,354      809,418
Other .....................................................       66,227       53,351       44,487
Corporate assets ..........................................    3,379,494    2,103,151    1,728,493
                                                              ----------   ----------   ----------
   Total ..................................................   $9,493,425   $7,045,514   $6,109,298
                                                              ==========   ==========   ==========

     Text data from pages 4 through 9 (incorporated into Item 1).

TARGETING THE YEAR 2000 AND BEYOND:
EXPANDING THE PRODUCT LINE, EXTENDING OUR REACH

The Cincinnati Insurance Companies are preparing to welcome the next millennium as a larger, more aggressive competitor. Our target is to reach $2 billion in direct written premium during the year 2000. Along with this growth, we are renewing our commitments to provide products people need; to operate profitably; to deliver prompt and personal service; to listen and learn continuously; and to build financial strength that benefits agents, policyholders, shareholders, associates and community.

PROPERTY AND CASUALTY INSURANCE

     Net written property and casualty premiums reached $1.472 billion, up 6.4 percent. The combined loss and expense ratio improved to 97.7 percent, our best annual ratio since 1988. This profitability and an all-time high of $202.6 million in new business helped offset depressed pricing of commercial accounts.

COMMERCIAL INSURANCE

     Net written premiums for commercial insurance grew only 3.6 percent to $987.3 million with a 53.2 percent pure loss ratio. We had to write more accounts, more carefully, to compensate for the lower premium pricing brought about by intense price competition. Total direct workers' compensation premium fell 6 percent despite $30.1 million in new business. While we expect low pricing to prevail into 1998, strong unit growth and underwriting quality of our accounts position us favorably for longer-term growth.

     Sales of our new Commercial Output Policy (COP) began in October. Our agents wrote 26 COP policies for a total of $1.7 million by year-end. This product offers flexible pricing and coverage for larger property risks. As agencies consolidate and eliminate carriers, they need to represent a company that can handle complex, marquee accounts. We expect the COP and the Special Accounts Marketing

Program (SAMP) for larger accounts to become an important source of growth. In the first month of 1998, total SAMP premiums were already $3.0 million versus $7.8 million in all of 1997.

     Working with professional trade associations, we continued to gain endorsements of our products and access to their members for our local agents. In several states, associations of dentists, funeral service providers or water quality dealers recommend Cincinnati coverage and service.

     Other popular commercial products attained production milestones this year. The Cincinnati Commercial Umbrella crossed the $100 million mark and Employment Practices Liability Insurance, on the market for less than two years, reached $4 million. We will heighten our product advantages during 1998 with introduction of an improved Property Optional Coverage endorsement, an improved Businessowners Policy and a new Worldwide Commercial General Liability endorsement.

     Cincinnati earned the highest overall score on surveys of 30,000 agents across 16 commercial product lines, according to Property/Casualty Rates & Ratings newsletter (August, 1997). Cincinnati was named Company of the Year by the Young Agents Committee of the Independent Insurance Agents of North Carolina, where we market primarily commercial insurance. And Cincinnati earned the top spot on an agent survey conducted by the Professional Independent Insurance Agents of Illinois, our second largest state by premium volume.

PERSONAL INSURANCE

     On the personal insurance side, net written premiums grew 12.4 percent to $484.3 million with a 68.9 percent pure loss ratio. Profitability is improving due to homeowner and automobile rate increases approved in many states. While some premium growth came from these increases, much of it comes from new business as our agents look for stable markets and achieve economies by reducing the number of carriers they represent. Some insurers have reduced writings in order to remedy high concentration of risk in certain regions. Others have reduced coverages or experimented with distribution methods. Agents are weighing other carriers' lack of focus against our commitment and are giving us their prime personal insurance accounts.

     1998 product innovations will include a new Master Group Personal Umbrella Liability Policy. Electronic funds transfer and other flexible billing options may boost worksite marketing. We will capitalize on renewed agent interest in stable, personal lines business by "blitzing" 50 agencies with our interdepartmental teams empowered to remove all barriers to production, from systems issues to producer education.

EXPANSION ACTIVITIES

     The Cincinnati Insurance Companies are represented by fewer than 1,000 agencies while some other insurers appoint many thousands. We are from the "do more with less" school of thought. By being very selective in our representation, we can invest in better relationships, earn more loyalty and expect a higher percentage of agency premium. This will not change as we diversify geographically by reaching into new states, and as we increase market penetration by forming new territories in established ones. Our count should remain fairly stable, with new agencies taking the place of consolidated agencies or agencies discontinued for not living up to our expectations. During 1997, we made 34 new agency appointments. During 1998, we expect to appoint 84.

     We are appointing financially strong, sales-oriented agencies that invest in technology and people to grow with us in the future. These elite agencies have put out the welcome mat for us as we began marketing in new states and expanded established territories. During 1997, we opened North Dakota and split off new marketing territories in several profitable areas where we wanted to increase service and do more business. We staffed new territories in Wisconsin, Missouri, Tennessee, Illinois and Michigan. Plans for 1998 call for opening Montana and two upstate New York territories, as well as adding territories in Louisville and Greater Atlanta. Additionally, some territories where we market commercial insurance will be opened for personal insurance. We are evaluating possible entry over future years into five new states--Delaware, Idaho, Oregon, Utah and Washington.

LIFE INSURANCE

     The Cincinnati Life Insurance Company contributed $29.2 million to net income, up 10.2 percent over last year. Net operating income rose 23.3 percent to $24.8 million. Total net written premiums grew 7.6 percent to $92.4 million.

     Direct term life insurance premiums rose 16.8 percent to $14.8 million. Near the end of 1997, we rolled out a new term policy to launch the Life Horizons product series. We will introduce additional new and improved Life Horizons products at the rate of about one per quarter during 1998, including low-cost universal life, guaranteed whole life and worksite universal life policies.

     Cincinnati Life has an established expertise in the worksite marketing area, which brings convenient payroll deduction policies and professional agent service to underserved consumers. Direct premiums from worksite marketing rose
8.9 percent to $13.3 million in 1997. Worksite marketing is increasing in popularity among employers in search of valuable low-cost benefits. We plan to market worksite products aggressively during 1998.

     We continue to develop the life insurance production network made up of Cincinnati's property and casualty agents, which was the source of approximately 93 percent of new life premiums in 1997. Additionally, we have begun appointing independent life agencies to sell our products in states such as California and Texas, where Cincinnati has no property and casualty agents. As we form these complementary, nonconflicting independent life agent relationships, our property and casualty agencies will benefit from product development, field representative training, streamlining of processes and our higher profile.


     Cincinnati's property and casualty Claims Department is now funding claims settlements with Cincinnati Life annuity purchases. A total of 45 of these structured settlements brought in $8.3 million of annuity premium in 1997. During the first month of 1998, four cases were settled with $2 million in annuity premium. This inter-company cooperation provides secure income and convenience for claimants, while keeping funds in our investment stream.

FINANCIAL SERVICES

     CFC Investment Company leases and finances equipment and vehicles for independent agencies, their commercial clients and other businesses. 1997 net after-tax earnings rose to $2.2 million versus $1.2 million in 1996. Gross receivables have doubled over the past three years, reaching $62.8 million at year-end 1997.

     The leasing customer base is 50 percent independent property casualty agents and a large portion of our business comes from agent referrals of their commercial insurance clients. Many agencies lease or finance agency management systems that Cincinnati Insurance funds under incentive agreements requiring specified levels of premium growth and profitability.

   We have begun to deploy a leasing field sales force, improving support for agencies and their clients while providing direct availability of our financial services to businesses. During the first part of 1998, our fourth field sales territory should open and our representative will begin calling on lease/finance prospects in Illinois and Wisconsin.

TARGETING THE YEAR 2000 AND BEYOND
SUPERIOR SERVICE AND PEOPLE--BRIDGES
TO PROFITABILITY

     Under today's competitive conditions, running our business profitably requires a commitment to invest, on the customer's behalf, in state-of-the-art technical and human resources. During 1997, we sharpened our service advantages:

PROCESS IMPROVEMENT--Every department is examining internal and interdepartmental processes. By discovering and recognizing internal customers, we have been able to restructure workflows and stream-line processes, gaining speed and accuracy. Cross-functional teams formed in many areas to find the best way to deliver timely, personal service. Whether processing a policy change, examining a claim, calculating a premium or commission, introducing a new product or evaluating proposed territory expansions, we found room to improve and made positive changes.

     In the Commercial Lines Department, service requests rose 18 percent over 1996 to 565,000, yet service complaints declined 16 percent versus last year. Four years ago, work-in-progress files held in the department averaged 12,000 per month; now fewer than 4,000 files were pending for 54 of the past 56 weeks.

     TECHNOLOGY--New systems are presenting us with opportunities to eliminate duplicate effort, speed service and communicate more effectively. This year, the Information Systems Department introduced systems and training for accounting, leasing and investment functions. They continued system and network upgrades to address Year 2000 issues; the few systems not yet compliant will be by mid-year 1999. In Commercial Lines, the DocuSolve typing system proved to be a powerful tool to improve processing time. DocuSolve cut training time by 50 percent and cut errors affecting accounting and premium audit functions. Our goal is that raters and typists will have access to online procedures and underwriting guidelines. New software will allow us to bypass paper files and bring key policy pages online.

     Information Systems rolled out software and completed training to upgrade and standardize software, including a new e-mail system, on all company personal computers. They installed a super data server for an Intranet-based policy processing and administration system now under development. A single, integrated system will replace the current manual work processes between our field and headquarters operations. We will connect headquarters to our Intranet as early as this year, then connect field staff and agents in 1999.

CLAIMS MANAGEMENT--The timely, personal, fair claims service we provide cements our agents' bond with clients. Claims management programs are introducing new conveniences and economies for consumers. Our Subrogation and Salvage unit recovered $30.9 million in 1997, up 24 percent over 1996 recoveries. Similar success came from fraud investigation efforts and managed care techniques applied to workers' compensation claims. A glass program and an auto estimate service will soon bring consumers new options for quick, easy repairs at a cost savings.

EDUCATION--We continue extensive programs to train professional associates, encouraging them to acquire industry credentials and certifications, develop customer service awareness and acquire computer skills. New programs in 1997 included a school to develop new Cincinnati Life field marketing representatives with a level of technical expertise, company knowledge and authority parallel to that of our property and casualty field marketing representatives. New programs for agents included alternative risk transfer seminars, designed to increase awareness of market trends and make them informed, strong competitors.

PUBLIC RESPONSIBILITY--We serve our agents and our industry by being active participants in the legislative and regulatory processes impacting your Company. We study proposals and take positions in support of tort reform and against activist state Supreme Court candidates. We support private enterprise solutions versus unfunded federal assumption of liability for catastrophic claims. 1997 activities included work to preserve the deduction for dividends received so taxation of the same income at multiple levels would not occur. We supported the Commerce Committee version of banking reform legislation, which affirms state authority over insurance, whether transactions are made by an insurance company or by a bank. We believe strong state regulation serves the public and our industry better than any proposals for dual federal/state regulation of insurance.

     Loss and loss expenses in Notes to Financial Statements from page 27 (incorporated into Item 1).

4. LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                        Years Ended December 31,
                                -----------------------------------------
                                   1997           1996           1995
                                -----------    -----------    -----------
Balance at January 1 ........   $ 1,824,296    $ 1,690,461    $ 1,510,150
  Less reinsurance receivable       121,881        109,719         78,125
                                -----------    -----------    -----------
Net balance at January 1 ....     1,702,415      1,580,742      1,432,025
                                -----------    -----------    -----------
Incurred related to:
  Current year ..............     1,115,140      1,183,251      1,040,541
  Prior years ...............      (119,654)      (151,996)      (126,509)
                                -----------    -----------    -----------
Total incurred ..............       995,486      1,031,255        914,032
                                -----------    -----------    -----------
Paid related to:
  Current year ..............       467,843        514,186        396,856
  Prior years ...............       453,410        395,396        368,459
                                -----------    -----------    -----------
Total paid ..................       921,253        909,582        765,315
                                -----------    -----------    -----------
Net balance at December 31 ..     1,776,648      1,702,415      1,580,742
  Plus reinsurance receivable       112,235        121,881        109,719
                                -----------    -----------    -----------
Balance at December 31 ......   $ 1,888,883    $ 1,824,296    $ 1,690,461
                                ===========    ===========    ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $119,654,000, $151,996,000 and $126,509,000 in 1997, 1996 and 1995. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $47,651,000 and $56,871,000 at December 31, 1997 and 1996,
respectively, for certain life/health losses and loss checks payable.

     "Price range of Common Stock" section from the inside back cover (incorporated into Item 5).

PRICE RANGE OF COMMON STOCK

Shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of Nasdaq (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                               1997                                                   1996
                             --------------------------------------------         ----------------------------------------------
Quarter                        1st         2nd        3rd           4th               1st         2nd          3rd       4th
                             --------   --------    --------    ---------         --------    --------     ----------  ---------
High.....................    $ 73 1/4   $ 82 1/2    $ 83 3/4    $ 140 3/4         $ 64 1/4    $ 63 1/2     $ 58 13/16  $ 65 3/16
Low......................      62         67 3/8      78 1/2       83 7/8           57 5/8      57 3/8       54          54 1/4
Dividend Paid............     .37        .41         .41          .41              .32         .37          .37         .37

     "Selected Financial Information" from pages 12 and 13 (incorporated into
Item 6).

SELECTED FINANCIAL INFORMATION

(000's omitted except per share data and ratios)
Cincinnati Financial Corporation and Subsidiaries

                                                                                  Years Ended December 31,
                                                          -------------------------------------------------------------------------
                                                              1997               1996                  1995                1994
                                                          ------------       ------------          ------------        ------------
TOTAL ASSETS........................................      $  9,493,425       $  7,045,514          $  6,109,298        $  4,734,279
LONG-TERM OBLIGATIONS...............................      $     58,430       $     79,847          $     80,000        $     80,000
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income......................................      $  1,516,378       $  1,422,897          $  1,314,126        $  1,219,033
Investment Income (Less Expense)....................           348,597            327,307               300,015             262,649
Realized Gains on Investments.......................            69,230             47,946                30,781              19,557
Other Income........................................             8,179             10,599                10,729              11,267
NET INCOME BEFORE REALIZED GAINS
ON INVESTMENTS
In Total............................................      $    254,375       $    192,595          $    207,342        $    188,538
Per Common Share....................................              4.61               3.45                  3.72                3.40
NET INCOME
In Total............................................      $    299,375       $    223,760          $    227,350        $    201,230
Per Common Share....................................              5.43               4.01                  4.08                3.62
Per Common Share (Diluted)..........................              5.31               3.92                  3.99                3.54
-----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share....................................      $       1.64       $       1.46          $       1.28        $       1.16
-----------------------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PAID
Per Common Share....................................      $       1.60       $       1.43          $       1.26        $       1.12
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY OPERATIONS
Gross Premiums Written..............................      $  1,566,688       $  1,476,011          $  1,377,426        $  1,287,280
Net Premiums Written................................         1,471,603          1,383,525             1,295,852           1,190,824
Premiums Earned.....................................         1,453,526          1,366,544             1,263,257           1,169,940

Loss Ratio..........................................             58.3%              61.6%                 57.6%               63.3%
Loss Expense Ratio..................................             10.1               13.8                  14.7                 9.8
Underwriting Expense Ratio..........................             29.3               27.6                  27.1                27.5
                                                          ------------       ------------          ------------        ------------
Combined Ratio......................................             97.7%             103.0%                 99.4%              100.6%
Investment Income Before Taxes......................      $    199,427       $    190,318          $    180,074        $    162,260

Property and Casualty Reserves

Unearned Premiums...................................      $    418,465       $    401,562          $    385,418        $    353,697
Losses..............................................         1,373,950          1,319,286             1,274,180           1,213,383
Loss Adjustment Expense.............................           402,698            383,135               306,570             218,642

Statutory Policyholders' Surplus....................      $  2,468,944       $  1,608,084          $  1,268,597        $    998,595
-----------------------------------------------------------------------------------------------------------------------------------

* 1993 earnings include a credit for $13,845,000 ($.25 per share) cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109 and a net charge of $8,641,000 ($.16 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

Cincinnati Financial Corporation and Subsidiaries



     1993               1992                1991                 1990                1989               1988                1987
-------------      -------------        ------------        ------------         ------------       ------------        ------------
$   4,602,288      $   4,098,713        $  3,513,749        $  2,626,156         $  2,602,990       $  2,163,341        $  1,828,032
$      80,000      $      80,000        $        182        $        202         $        753       $        890        $      3,898
-----------------------------------------------------------------------------------------------------------------------------------

$   1,140,791      $   1,038,772        $    947,576        $    871,196         $    813,313       $    754,335        $    747,266
      239,436            218,942             193,220             167,425              149,285            130,885             108,915
       51,529             35,885               7,641               1,488                4,678              6,423               3,845
       10,396             10,552              12,698               8,822                7,134             10,281               7,686


$     182,530*     $     147,669        $    141,273        $    128,052         $    111,477       $    124,618        $     90,714
         3.30*              2.69                2.59                2.37                 2.08               2.34                1.74

$     216,024*     $     171,325        $    146,280        $    128,962         $    114,490       $    128,748        $     93,154
         3.91*              3.12                2.69                2.38                 2.14               2.42                1.79
         3.81*              3.08                2.67                2.37                 2.11               2.40                1.76
-----------------------------------------------------------------------------------------------------------------------------------

$        1.02      $         .93        $        .83        $        .73         $        .66       $        .52        $        .45
-----------------------------------------------------------------------------------------------------------------------------------

$        1.00      $         .90        $        .81        $        .71         $        .63       $        .51        $        .43
-----------------------------------------------------------------------------------------------------------------------------------

$   1,216,766      $   1,089,901        $    996,807        $    896,204         $    845,346       $    782,143        $    763,925
    1,123,780          1,014,971             930,296             838,554              790,971            718,853             702,785
    1,092,135            992,335             903,465             828,046              771,205            712,771             687,429

        63.5%              63.8%               61.6%               61.6%                61.6%              55.1%               61.8%
         8.7                9.0                 9.2                 9.0                  9.0               10.1                10.4
        27.9               29.0                28.9                29.0                 29.1               30.7                27.5
-------------      -------------        ------------        ------------         ------------       ------------        ------------
       100.1%             101.8%               99.7%               99.6%                99.7%              95.9%               99.7%

$     153,190      $     141,958        $    126,332        $    110,827         $     97,661       $     84,379        $     67,871

$     333,550      $     302,473        $    280,404        $    254,000         $    244,011       $    224,545        $    218,840
    1,100,051            960,571             825,952             692,081              616,730            522,162             449,159
      193,305            177,262             160,260             140,501              124,993            109,323              84,359

$   1,011,609      $     933,529        $    735,557        $    477,355         $    494,460       $    422,521        $    346,623
-----------------------------------------------------------------------------------------------------------------------------------

Per share data adjusted for three-for-one stock split in 1992 and stock dividends of 5 percent in 1996, 1995 and 1987.

     "Management Discussion" from pages 14 through 18 (incorporated into Items 1 and 7).

MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

INTRODUCTION

     This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

     Cincinnati Financial Corporation (CFC) has five subsidiaries. The lead property and casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 27 states through an elite corps of 973 independent insurance agencies. Also engaged in the property and casualty business are The Cincinnati Casualty Company, which works on a direct billing basis, and The Cincinnati Indemnity Company, which markets nonstandard policies for preferred risk accounts. The Cincinnati Life Insurance Company markets life, health and accident policies through property and casualty agencies and independent life agencies. CFC Investment Company complements the insurance subsidiaries with leasing, financing and real estate services. Investment operations are CFC's primary source of profits, with a total return strategy emphasizing investment in fixed maturities securities as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term appreciation.

     The following discussion, related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other natural causes; changes in insurance regulations or legislation that place the Company at a disadvantage in the marketplace; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively impacting the Company's equity portfolio and the ability to generate investment income; and, the potential inability of the Company and/or the independent agents with which it works to complete the necessary information system changes required to handle the Year 2000 issue. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

RESULTS OF OPERATION

OVERVIEW OF RESULTS--Primarily as a result of continued market penetration and entry into new states, CFC revenues have increased at a compound annual rate of 8.3%, reaching $1.942 billion in 1997, with property/casualty net written premiums growing at a 7.7% rate to $1.472 billion over the past five years. In the same five-year period, total net income, including realized capital gains, grew at an 11.8% rate to $299.4 million, or $5.43 per share, from $216.0 million, or $3.91, while net operating income increased at an 11.5% rate to $254.4 million, or $4.61 per share, from $182.5 million, or $3.30, in 1993. Book value grew at a 22.2% compound rate over the same period to $85.06 per share from $31.26.

     A number of factors, including the Company's strong reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates, have led management to target $2 billion in direct written premiums during the year 2000, up from $1.621 billion in 1997. At the same time, the Company seeks to generate an underwriting profit and maximize annual growth in investment income.

     The following discusses and analyzes results for the three-year period ending December 31, 1997 and provides insight into management's strategic direction for the Company.

-----------------------------------------------------------------------------------------------------------------------------------
(000,000 omitted except            1997        CHANGE    CHANGE       1996        Change    Change      1995       Change    Change
     per share data and ratios)                   $         %                        $         %                      $         %
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                         $1,942.4     $133.7        7       $1,808.7     $153.0         9     $1,655.7     $143.2       9
Net Operating Income                254.4       61.8       32          192.6      (14.7)       (7)       207.3       18.8      10
Net Capital Gains (after tax)        45.0       13.8       44           31.2       11.2        56         20.0        7.3      58
Net Income                          299.4       75.6       34          223.8       (3.5)       (2)       227.3       26.2      13
-----------------------------------------------------------------------------------------------------------------------------------
Net Operating Income Per Share   $   4.61    $  1.16       34       $   3.45    $  (.30)       (7)     $  3.72      $ .32       9
Net Capital Gains Per Share           .82        .26       46            .56        .20        54          .36        .14      68
Net Income Per Share             $   5.43    $  1.42       35       $   4.01    $  (.10)       (2)     $  4.08      $ .46      13
-----------------------------------------------------------------------------------------------------------------------------------
Catastrophe Losses               $   25.5    $ (39.2)     (60)      $   64.7    $  37.6       138      $  27.1      $ 6.4      31
Catastrophe Losses
     Per Share (after tax)            .30       (.45)     (60)           .75        .44       142          .31        .07      28

-----------------------------------------------------------------------------------------------------------------------------------

     The Company's financial results for the three years ending December 31, 1997 reflect steady growth in new insurance business and high retention of renewal business quoted on behalf of the Company's independent insurance agents, offset by competitive property and casualty pricing. In addition, 1997 marked a return to a more normal level of catastrophe losses from the unusually high 1996 level. Results for 1997 also reflect the Company's consistent underwriting philosophy and strategy-maintaining high underwriting standards by carefully evaluating individual risks, reviewing agency performance and controlling overall expenses.

   Net operating income for 1997 rose substantially over the prior year. The Company generated 6.5% growth in pre-tax investment income and an underwriting profit versus an

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


underwriting loss in 1996, primarily due to lower catastrophe losses. In 1996, net operating income declined 7% because of the catastrophe losses, while pre-tax investment income rose 9.1%. The contribution from net realized capital gains after-tax rose in both years primarily due to the sale of equity securities.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------------
(000,000 omitted except            1997        CHANGE      CHANGE        1996      Change     Change      1995      Change   Change
     per share data and ratios)                    $          %                       $          %                     $        %
-----------------------------------------------------------------------------------------------------------------------------------
Gross Written Premiums           $1,566.7      $  90.7      6.1       $1,476.0    $  98.6      7.2     $1,377.4     $ 90.1    7.0
Net Written Premiums              1,471.6         88.1      6.4        1,383.5       87.6      6.8      1,295.9      105.1    8.8
Net Earned Premiums               1,453.5         87.0      6.4        1,366.5      103.2      8.2      1,263.3       93.4    8.0
Loss and LAE Ratio                   68.4%       N/A       (9.3)          75.4%     n/a        4.3         72.3%     n/a     (1.1)
Expense Ratio                        29.3%       N/A        6.2           27.6%     n/a        1.8         27.1%     n/a     (1.5)
Combined Ratio                       97.7%       N/A       (5.1)         103.0%     n/a        3.6         99.4%     n/a     (1.2)
-----------------------------------------------------------------------------------------------------------------------------------


PREMIUMS--While premium growth rates have declined in 1997 and 1996, the Company's property and casualty group continued to increase net written premiums at rates well above estimated industry growth rates. In 1997 and 1996, the primary source of growth was personal lines insurance, for which net written premiums advanced 12.4% in 1997 (9.4% in 1996), while commercial lines insurance growth was 3.6% (5.6% in 1996).

     During 1997 and 1996, the commercial insurance market experienced intense price competition, most notably in workers' compensation where market-share competition and mandated rate reductions in some states led to renewal account discounts of as much as a third from the previous year's premium. The Company is committed to prudent underwriting standards and emphasizing account profitability. The emphasis on profitability contributed to the 53.2% pure loss ratio for the commercial lines area, in line with the 54.8% reported in 1996.

     As a result of the market factors, direct written workers' compensation premiums in 1997 declined 6% and growth in other commercial insurance lines was limited. Management believes these competitive forces will continue for at least the next six to twelve months. To help offset these pressures, the Company is emphasizing personal lines insurance, entering new states to expand market opportunities, pursuing a marketing strategy that permits field representatives to spend more time assisting the independent insurance agents and expanding its life insurance operations.

     The Company sees heightened interest from independent insurance agents in writing personal lines insurance as a means of buffering the price competition in the commercial sector and stabilizing their revenue. CFC is taking advantage of this trend by encouraging independent agents to move to the Company their proven, profitable business. Agents who are streamlining operations by reducing the number of carriers they represent have been rolling-over entire books of business to the Company.

     Management believes CFC can achieve additional market penetration by leveraging its strong relationships with independent agencies and entering new states. The Company also can take advantage of key competitive advantages of CFC's insurance products, for example three- and five-year policies for many types of insurance coverage.

     At year-end 1997, approximately 98% of the Company's property and casualty premium volume was in states in which the Company has had a presence since 1994 or earlier. Over the past three years, the Company has added nine marketing representatives in several established states, restructuring territories so that each representative has fewer agencies to serve. This has allowed field representatives to appoint additional agencies and, more importantly, spend more time with each agent. During 1998, management anticipates adding two marketing territories in existing regions.

     Entry into new states also has been a source of premium growth. At year-end 1997, the states the Company entered between 1994 and 1997 contributed more than $28 million of property and casualty premium volume. An example of these successful new market entries is Minnesota, where premium volume reached $11.7 million in 1997, up from $800,000 in 1994. During 1996 and 1997, the Company began marketing commercial lines in North Dakota and added personal lines in Arkansas, Maryland, Minnesota, North Dakota, Pennsylvania and Vermont. During 1998, management anticipates beginning to market insurance products in Montana and in two planned upstate New York territories. Five western states currently are being researched with the intention of selecting one or two additional states in which to seek approval during 1998 to market the Company's products in 1999. The Company's criteria for entry into new states include a favorable regulatory climate.

EXPENSES--The Company recorded a $24.8 million underwriting profit in 1997 compared with an $45.0 million underwriting loss in 1996 and a $1.4 million underwriting profit in 1995. The 1997 underwriting profit, reflecting a combined ratio of 97.7%, was primarily the result of a more normal level of catastrophe losses contributing to a seven point reduction in the loss and loss adjustment expense ratio compared with 1996. The return to a more normal level of catastrophe losses also helped offset a one and seven-tenths point increase in the expense ratio. The underwriting loss in 1996, reflecting a combined ratio of 103.0%, was the result of the higher catastrophe losses, as well as a half percentage point increase in the expense ratio over 1995.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The expense ratio increased in both years as the Company raised spending on staff and costs associated with upgrading technology and facilities to accommodate anticipated growth in premium volume while making computer systems Year 2000 compliant. Because the Company issues three- and five- year policies, management believes that Year 2000 compliance issues have been initiated for most of the computer systems. Many systems are already Year 2000 compliant; most other programs will be compliant by year-end 1998, with the balance completed during 1999. Management believes this goal will be attained. CFC's largest risk lies with Year 2000 compliance by its independent agencies, which handle most of the customer billing and collections. In response to this concern, CFC is proactively contacting agents regarding this issue and will be monitoring each agency's actions closely. Adding to expenses in 1997 were higher profit-sharing commissions to many of the Company's independent insurance agents, due to the overall profitability of the business they wrote.

     In 1997, catastrophe losses accounted for 1.8% of the combined ratio, more closely in line with the Company's historic results and in contrast to the unusually high 4.7% from ten large storms in 1996. In 1995, catastrophe losses accounted for 2.1% of the combined ratio. Due to the nature of catastrophic events, management is unable to predict accurately the frequency or potential cost of such occurrences in the future; however, the Company has continued not to market property and casualty insurance in California, not to write flood insurance, to review exposure to huge disasters and reduce coverage in certain coastal regions in an effort to control such catastrophe losses. For property catastrophes, the Company retains the first $25 million of losses and is reinsured to cover 95% of the losses from $25 million up to $200 million.

     As discussed in the Notes to the Consolidated Financial Statements, the Company's insurance reserve liabilities are estimated by management based upon Company experience data. The Company consistently has established property and casualty insurance reserves, including adjustments of estimates, using information from internal analysis and review by external actuaries. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is less than it otherwise would be, due to the stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods.

     Reserves for environmental claims have been reviewed and the Company believes that the reserves are adequate. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most commercial accounts written post-date the coverages, which afford clean-up costs and Superfund responses.

LIFE AND ACCIDENT AND HEALTH--CFC's life insurance subsidiary had total net premium income for 1997 of $62.9 million, up from $56.4 million in 1996 and $50.9 million in 1995. Life insurance premiums were $54.7 million, $48.7 million and $43.6 million, respectively. The life insurance subsidiary contributed 10% of CFC's operating income in 1997, 1996 and 1995.

     During 1997, the Company hired a new president for the life insurance subsidiary. Under his direction, the life insurance subsidiary is expanding worksite marketing activities, introducing a competitive new life insurance product series and researching opportunities to sell life insurance in states in which the Company does not have property and casualty agency representation. The initiatives, which were undertaken in the second half of 1997, had little impact on results for the year. Management believes, however, that opportunities exist to increase the life insurance subsidiary's contribution to total operating income through expanded life insurance sales.

INVESTMENT INCOME AND INVESTMENTS--Investment income rose 6.5% to $348.6 million in 1997 and increased 9.1% to $327.3 million in 1996. The slower growth rate in 1997 reflected the amount of fixed maturities investments called early and the generally lower interest rate environment. The increases were primarily the result of investing the cash flows from operating activities and dividend increases from equity securities in the investment portfolio. In 1997, 34 of the 62 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $8.1 million to future annualized investment earnings.

     The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium-risk, fixed maturity and equity securities, while earning optimal returns on the equity portfolio through higher dividends and capital appreciation. The Company's investment decisions on an individual insurance company basis are influenced by insurance statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk.

     Investments in common stocks have emphasized securities with an annual dividend yield of at least 2%-3% and annual dividend increases. The Company's portfolio of equity investments had an average dividend yield to cost of 7.8% at December 31, 1997. Management's strategy in equity investments includes identifying approximately ten to twelve companies, for the core of the investment portfolio, in which the Company can accumulate 10%-20% of their common stock.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

INTEREST AND INCOME TAXES--The Company's income tax expense was $95.2 million, $58.7 million and $67.8 million for 1997, 1996 and 1995, respectively, while the effective tax rate was 24.12%, 20.77% and 22.98%, for the same periods. The higher tax rate in 1997 primarily was due to the strong underwriting profit recorded for the year and higher capital gains. The lower rate in 1996 was partially the result of a higher percentage of net income earned from tax-exempt interest on state, municipal and political subdivision fixed maturities and dividends received on equity investments. The Company incurred no additional alternative minimum tax expenses for the three years.


CASH FLOW AND LIQUIDITY
--------------------------------------------------------------------------
(000,000 omitted)                                1997      1996      1995
--------------------------------------------------------------------------
Net cash provided by operating activities       $427.0    $308.3    $389.5
Net cash used in investing activities           (282.5)   (224.8)   (443.9)
Net cash (used) provided in financing           (124.2)    (43.7)     26.2
     activities
Net increase (decrease) in cash                   20.2      39.9     (28.2)
Cash at beginning of year                         59.9      20.0      48.3
Cash at end of year                               80.2      59.9      20.0
Supplemental
     Interest paid                                21.8      20.9      16.0
     Income taxes paid                            95.5      65.0      67.0
--------------------------------------------------------------------------


CASH FLOW--Over the past three years, operating cash flows have been sufficient to meet operating needs and provide for financing needs and increased investment. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business nor are there plans to reduce protection by ceded reinsurance agreements with financially stable reinsurance companies. Further, the Company has no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 3% of gross premiums in each of the last three years.

     The change in net cash used in investing activities reflected a steady increase over the three years in calls of fixed maturity investments, offset in 1997 by increased purchases of fixed maturities and equity securities. Cash flows used in net purchases of fixed maturity and equity securities, respectively, amounted to $122.6 million and $134.1 million in 1997, $98.0 million and $95.4 million in 1996, and $309.7 million and $114.9 million in 1995.

     Over the three-year period, the primary increases in net cash used for financing activities were for the payment of cash dividends and the purchase of treasury shares.

     Notes Payable-- Increases in notes payable, primarily short-term debt used to enhance liquidity, were reduced from $91.9 million in 1995 to $41.1 million in 1996 to $18.5 million in 1997. Management used short-term debt for cash management and other purposes.

     Dividends -- CFC has increased cash dividends to shareholders for 37 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 1997, the CFC Board voted to increase the regular quarterly dividend by four cents to an indicated annual rate of $1.64 per share. On February 7, 1998, the Board authorized a 12.2% increase, raising the regular quarterly dividend by five cents to an indicated annual rate of $1.84. At the same time, the Board announced its intention to declare a three-for-one split to be distributed on May 15, 1998, to shareholders of record as of April 24, 1998, contingent upon shareholder approval of a proposal to increase authorized shares to 200 million from 80 million.

     Since 1987, the Company's Board of Directors has authorized four additional stock splits or stock dividends:

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

a 5% stock dividend in 1996; a 5% stock dividend in 1995; a three-for-one stock split in 1992; and, a 5% stock dividend in 1987. After the stock dividend in 1996, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 649 CFC shares, if all shares from accrued stock dividends and splits were held. The Company's policy for the past ten years has been to reinvest approximately 70% of net income in future growth and to distribute remaining income as dividends. The ability of the Company to continue paying cash dividends is subject to such factors as the Board of Directors may deem relevant.

FINANCIAL CONDITION

ASSETS--Cash and marketable securities of $8.831 billion make up 93.0% of the Company's $9.493 billion assets; this compares with 90.3% in 1996 and 90.2% in 1995. The Company has only minor investments in real estate and mortgages, which are typically illiquid. At December 31, 1997, the Company's portfolio of fixed maturity securities had an average yield-to-cost of 8.4% and an average maturity of 12 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Many of these bonds are not rated due to the small size of their offerings.

     At year-end 1997 and 1996, investments totaling approximately $836 million and $729 million ($797 million and $706 million at cost) of the Company's $8.797 billion and $6.344 billion investment portfolio related to securities rated non-investment grade or not rated by Moody's Investors Service or Standard & Poor's. Such investments, which tend to have higher yields, historically have benefited the Company's results of operations. Further, many have been upgraded to investment grade while owned by CFC.

     Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax exempt bonds comprise 10% of invested assets as of December 31, 1997, compared with 14% at year-end 1996 and 16% at year-end 1995. Additional information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements.

MARKET RISK--The Company could incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are to changes in price for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company could alter the existing investment portfolios or change the character of future investments to manage exposure to market risk. CFC, with the Board of Directors, administers and oversees investment risk through the Investment Committee, which provides executive oversight of investment activities. The Company has specific investment guidelines and policies that define the overall framework used daily by investment portfolio managers to limit the Company's exposure to market risk.

LIABILITIES AND SHAREHOLDERS' EQUITY--At December 31, 1997, long- and short-term debt were 4%, insurance reserves were 25% and total shareholders' equity was 50% of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes and other liabilities.

     Debt--Total long- and short-term debt was less than 5% of total assets at year-end 1997 and 1996. At December 31, 1997 and 1996, long-term debt consisted of $58.4 million and $79.8 million, respectively, of convertible debentures. Short-term debt is used to provide working capital as discussed above.

     Equity--Shareholders' equity has continued to grow as a percentage of total assets, reaching 50% for 1997 from 45% for 1996 and 44% for 1995, due to retained earnings and unrealized appreciation of investments. Statutory risk-based capital requirements became effective for life insurance companies in 1993 and for property casualty companies in 1994. The Company's capital has been well above required amounts in each year since those effective dates.

------------------------------------------------------------------------
(000,000 omitted)                            1997      1996       1995
------------------------------------------------------------------------
Shareholders' equity excluding retained   $  469.5   $  502.3   $  342.0
     earnings and unrealized gains on
     investments
Retained earnings                          1,341.7    1,132.9    1,156.6
Unrealized gains on investments            2,905.8    1,527.7    1,159.4
Total shareholders' equity                $4,717.0   $3,162.9   $2,658.0
------------------------------------------------------------------------

     As a long-term investor, the Company has followed a buy-and-hold strategy for more than 38 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $4.273 billion as of December 31, 1997 and constituted 49% of the total investment portfolio; 71% of the equities investment portfolio; and, after deferred income taxes, 59% of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $2.203 billion and $1.618 billion, at year-end 1996 and 1995, respectively.

     On November 22, 1996, the Board of Directors authorized the repurchase of up to three million of the Company's outstanding shares as management deemed appropriate over an unspecified period of time. As of December 31, 1997, the Company had repurchased 934,041 shares, at an accumulated cost of $68.1 million.

    Independent Auditors' Report and Financial Statements from pages 19 thru 30 (incorporated into Items 8 and 14).

INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]

     To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

     We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

   /s/ Deloitte & Touche LLP
   Cincinnati, Ohio
   February 4, 1998

CONSOLIDATED BALANCE SHEETS
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries

-----------------------------------------------------------------------------------------------------
                                                                                   December 31,
                                                                              1997            1996
                                                                           -----------    -----------
ASSETS
Investments
   Fixed maturities, at fair value (cost: 1997--$2,571,549;
      1996--$2,431,785) ................................................   $ 2,751,219    $ 2,561,805
   Equity securities, at fair value (cost: 1997--$1,725,855;
      1996--$1,537,189) ................................................     5,999,271      3,740,180
   Other invested assets ...............................................        46,560         42,419
Cash ...................................................................        80,168         59,933
Investment income receivable ...........................................        74,520         70,446
Finance receivables ....................................................        31,715         26,864
Premiums receivable ....................................................       158,539        162,045
Reinsurance receivable .................................................       109,110        115,906
Prepaid reinsurance premiums ...........................................        23,612         22,924
Deferred acquisition costs pertaining to unearned
   premiums and to life policies in force ..............................       135,313        127,588
Land, buildings and equipment for Company use (at cost, less
   accumulated depreciation: 1997--$97,248; 1996--$85,541) .............        52,559         50,071
Other assets ...........................................................        30,839         65,333
                                                                           -----------    -----------
      Total assets .....................................................   $ 9,493,425    $ 7,045,514
                                                                           ===========    ===========
LIABILITIES
Insurance reserves
   Losses and loss expenses ............................................   $ 1,936,534    $ 1,881,167
   Life policy reserves ................................................       482,447        440,281
Unearned premiums ......................................................       443,054        425,750
Other liabilities ......................................................       168,959        116,589
Deferred income taxes ..................................................     1,406,478        676,893
Notes payable ..........................................................       280,558        262,098
5.5% convertible senior debentures due 2002 ............................        58,430         79,847
                                                                           -----------    -----------
      Total liabilities ................................................     4,776,460      3,882,625
                                                                           -----------    -----------
SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized 80,000 shares; issued,
   1997--56,464; 1996--55,829 ..........................................       112,927        111,657
Paid-in capital ........................................................       429,137        401,862
Retained earnings ......................................................     1,341,730      1,132,880
Unrealized gains on investments ........................................     2,905,756      1,527,707
                                                                           -----------    -----------
        ................................................................     4,789,550      3,174,106
Less treasury shares at cost (1997--1,012 shares; 1996--192 shares) ....       (72,585)       (11,217)
                                                                           -----------    -----------
      Total shareholders' equity .......................................     4,716,965      3,162,889
                                                                           -----------    -----------
      Total liabilities and shareholders' equity .......................   $ 9,493,425    $ 7,045,514
                                                                           ===========    ===========

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME
(000's omitted except per share data)

Cincinnati Financial Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------
                                                                  Years Ended December 31,
                                                          -----------------------------------------
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
REVENUE
   Premium income
      Property and casualty ...........................   $ 1,453,526    $ 1,366,544    $ 1,263,257
      Life ............................................        54,742         48,694         43,551
      Accident and health .............................         8,110          7,659          7,318
                                                          -----------    -----------    -----------
      Net premiums earned .............................     1,516,378      1,422,897      1,314,126
   Investment income ..................................       348,597        327,307        300,015
   Realized gains on investments ......................        69,230         47,946         30,781
   Other income .......................................         8,179         10,599         10,729
                                                          -----------    -----------    -----------
      Total revenues ..................................     1,942,384      1,808,749      1,655,651
                                                          -----------    -----------    -----------
BENEFITS AND EXPENSES
   Insurance losses and policyholder benefits .........     1,054,924      1,087,105        964,216
   Commissions ........................................       282,690        259,291        244,862
   Other operating expenses ...........................       139,030        117,034         97,909
   Taxes, licenses and fees ...........................        48,573         43,392         38,887
   Increase in deferred acquisition costs pertaining to
      unearned premiums and to life policies in force .        (7,725)        (7,999)       (10,086)
   Interest expense ...................................        20,821         20,102         17,231
   Other expenses .....................................         9,512          7,403          7,444
                                                          -----------    -----------    -----------
      Total benefits and expenses .....................     1,547,825      1,526,328      1,360,463
                                                          -----------    -----------    -----------
INCOME BEFORE INCOME TAXES ............................       394,559        282,421        295,188
                                                          -----------    -----------    -----------

PROVISION FOR INCOME TAXES
   Current ............................................       107,046         67,827         76,012
   Deferred ...........................................       (11,862)        (9,166)        (8,174)
                                                          -----------    -----------    -----------
      Total provision for income taxes ................        95,184         58,661         67,838
                                                          -----------    -----------    -----------
NET INCOME ............................................   $   299,375    $   223,760    $   227,350
                                                          ===========    ===========    ===========
PER COMMON SHARE
   Net Income .........................................   $      5.43    $      4.01    $      4.08
                                                          ===========    ===========    ===========
   Net Income (diluted) ...............................   $      5.31    $      3.92    $      3.99
                                                          ===========    ===========    ===========
   Cash dividends (declared) ..........................   $      1.64    $      1.46    $      1.28
                                                          ===========    ===========    ===========

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                                                        UNREALIZED
                                                 COMMON            TREASURY           PAID-IN          RETAINED          GAINS ON
                                                  STOCK              STOCK            CAPITAL          EARNINGS         INVESTMENTS
                                             --------------     --------------    --------------    --------------    -------------
Balance, December 31, 1994................   $      100,872     $         (914)   $      105,792    $    1,133,105    $     601,192




Net income................................                                                                 227,350
Change in unrealized gains on
   investments............................                                                                                  858,763
Income taxes on unrealized gains..........                                                                                 (300,567)
Dividends declared........................                                                                 (71,262)
5% stock dividend at market...............            5,043                              127,338          (132,566)*
Purchase/issuance of treasury shares......                                (470)              182
Stock options exercised...................              253                                3,860
                                             --------------     --------------    --------------    --------------    -------------
Balance, December 31, 1995................          106,168             (1,384)          237,172         1,156,627        1,159,388




Net income................................                                                                 223,760
Change in unrealized gains on
   investments............................                                                                                  566,644
Income taxes on unrealized gains..........                                                                                 (198,325)
Dividends declared........................                                                                 (81,498)
5% stock dividend at market...............            5,304                              160,453          (166,009)*
Purchase/issuance of treasury shares......                              (9,833)              870
Stock options exercised...................              178                                3,221
Conversion of debentures..................                7                                  146
                                             --------------     --------------    --------------    --------------    -------------
Balance, December 31, 1996................          111,657            (11,217)          401,862         1,132,880        1,527,707




Net income................................                                                                 299,375
Change in unrealized gains on
   investments............................                                                                                2,120,075
Income taxes on unrealized gains..........                                                                                 (742,026)
Dividends declared........................                                                                 (90,525)
Purchase/issuance of treasury shares......                             (61,368)              654
Stock options exercised...................              310                                6,164
Conversion of debentures..................              960                               20,457
                                             --------------     --------------    --------------    --------------    -------------
Balance, December 31, 1997................   $      112,927     $      (72,585)   $      429,137    $    1,341,730    $   2,905,756
                                             ==============     ==============    ==============    ==============    =============



*Includes $183,718 and $251,851 for fractional shares paid in April 1995 and 1996, respectively.

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                  Years Ended December 31,
                                                            -----------------------------------
                                                              1997         1996         1995
                                                            ---------    ---------    ---------
Cash flows from operating activities:
   Net income ...........................................   $ 299,375    $ 223,760    $ 227,350
   Adjustments to reconcile net income to net
      cash flows provided by operating activities:
      Depreciation and amortization .....................      11,327        7,100        9,641
      Increase in investment income receivable ..........      (4,074)      (5,401)      (8,976)
      Decrease (increase) in premiums receivable ........       3,506         (928)     (19,145)
      Decrease (increase) in reinsurance receivable .....       6,796      (12,223)     (36,558)
      (Increase) decrease in prepaid reinsurance premiums        (688)      (1,089)       2,231
      Increase in deferred acquisition costs ............      (7,725)      (7,999)     (10,086)
      Increase in accounts receivable ...................      (7,230)      (2,080)      (3,900)
      Decrease (increase) in other assets ...............      42,084      (31,538)      (6,773)
      Increase in loss and loss expense reserves ........      55,367      137,633      191,237
      Increase in life policy reserves ..................      42,166       37,017       33,169
      Increase in unearned premiums .....................      17,304       17,126       26,505
      Increase in other liabilities .....................      49,672        6,984        9,522
      Decrease in deferred income taxes .................     (11,862)      (9,272)      (8,174)
      Realized gains on investments .....................     (69,230)     (47,946)     (30,781)
      Other .............................................         169       (2,805)      14,245
                                                            ---------    ---------    ---------
         Net cash provided by operating activities ......     426,957      308,339      389,507
                                                            ---------    ---------    ---------
Cash flows from investing activities:
   Sale of fixed maturities investments .................     138,741      219,131      118,986
   Call or maturity of fixed maturities investments .....     376,496      247,205      187,320
   Sale of equity securities investments ................     266,296      257,981      255,542
   Collection of finance receivables ....................       8,588       10,449        8,222
   Purchase of fixed maturities investments .............    (637,858)    (564,317)    (616,001)
   Purchase of equity securities investments ............    (400,405)    (353,340)    (370,445)
   Investment in land, buildings and equipment ..........     (16,485)     (17,798)     (10,538)
   Investment in finance receivables ....................     (13,439)     (17,032)     (12,335)
   Increase in other invested assets ....................      (4,471)      (7,030)      (4,666)
                                                            ---------    ---------    ---------
         Net cash used in investing activities ..........    (282,537)    (224,751)    (443,915)
                                                            ---------    ---------    ---------
Cash flows from financing activities:
   Proceeds from stock options exercised ................       6,474        3,399        4,113
   Purchase/issuance of treasury shares .................     (60,714)      (8,963)        (287)
   Increase in notes payable ............................      18,460       41,093       91,889
   Payment of cash dividends to shareholders ............     (88,405)     (79,203)     (69,542)
                                                            ---------    ---------    ---------
         Net cash (used) provided in financing activities    (124,185)     (43,674)      26,173
                                                            ---------    ---------    ---------
Net increase (decrease) in cash .........................      20,235       39,914      (28,235)
Cash at beginning of year ...............................      59,933       20,019       48,254
                                                            ---------    ---------    ---------
Cash at end of year .....................................   $  80,168    $  59,933    $  20,019
                                                            =========    =========    =========
Supplemental disclosures of cash flow information:
   Interest paid ........................................   $  21,823    $  20,922    $  16,001
                                                            =========    =========    =========
   Income taxes paid ....................................   $  95,488    $  65,000    $  67,000
                                                            =========    =========    =========

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

LIFE INSURANCE--Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 10 1/2%. Interest rates on approximately $324,000,000 and $296,000,000 of such reserves at December 31, 1997 and 1996, respectively, are periodically adjusted based upon market conditions.

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

INVESTMENTS--Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available for sale and are stated at fair values.

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

EARNINGS PER SHARE--Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

FAIR VALUE DISCLOSURES--Fair values for investments in fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

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

     OTHER--Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" was adopted in 1997, and all prior period earnings per share data has been restated.

     SFAS No. 130 "Reporting Comprehensive Income" will be effective for the Company in 1998. This statement requires financial statement reporting of comprehensive income, which includes net income and other items, such as the change in unrealized gains on investments, net of income taxes.

     SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information " will be effective for the Company in 1998 and will require additional disclosures for the Company's operating segments.

RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform with 1997 classifications.

2.  INVESTMENTS
(000'S omitted)

                                                                                                   Year Ended December 31,
                                                                                        1997              1996              1995
                                                                                    -----------       -----------       -----------


Investment income summarized by investment category:
     Interest on fixed maturities ............................................      $   218,065       $   208,907       $   186,071
     Dividends on equity securities ..........................................          128,403           118,932           111,458
     Other investment income .................................................            6,865             5,744             6,480
                                                                                    -----------       -----------       -----------
          Total ..............................................................          353,333           333,583           304,009
     Less investment expenses ................................................            4,736             6,276             3,994
                                                                                    -----------       -----------       -----------
          Net investment income ..............................................      $   348,597       $   327,307       $   300,015
                                                                                    ===========       ===========       ===========

Realized gains on investments summarized by investment category:
     Fixed maturities:
          Gross realized gains ...............................................      $    22,075       $    20,823       $    14,466
          Gross realized losses ..............................................           (6,732)          (10,207)           (7,263)
     Equity securities:
          Gross realized gains ...............................................           62,337            47,310            38,705
          Gross realized losses ..............................................           (8,450)           (9,980)          (15,127)
                                                                                    -----------       -----------       -----------
          Realized gains on investments ......................................      $    69,230       $    47,946       $    30,781
                                                                                    ===========       ===========       ===========

Change in unrealized gains on investments summarized by
     investment category:
     Fixed maturities ........................................................      $    49,650       $   (18,257)      $   181,475
     Equity securities .......................................................        2,070,425           584,901           677,288
                                                                                    -----------       -----------       -----------
          Change in unrealized gains on investments ..........................      $ 2,120,075       $   566,644       $   858,763
                                                                                    ===========       ===========       ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------



Analysis of cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 1997 and 1996 (000's omitted):

                                                                                     GROSS              GROSS
                                                                                  UNREALIZED         UNREALIZED             FAIR
1997                                                             COST                GAINS             LOSSES              VALUE
                                                             -------------       -------------      -------------      -------------
Fixed maturities:
   States, municipalities and political subdivisions....     $     843,064       $      47,811      $       2,645      $     888,230
   Convertibles and bonds with warrants attached........           103,124               7,973              1,705            109,392
   Public utilities.....................................            74,871               4,982                 18             79,835
   United States government and government
      agencies and authorities..........................             9,278                 258                 22              9,514
   All other corporate bonds............................         1,541,212             125,174              2,138          1,664,248
                                                             -------------       -------------      -------------      -------------
      Total.............................................     $   2,571,549       $     186,198      $       6,528      $   2,751,219
                                                             =============       =============      =============      =============
Equity securities.......................................     $   1,725,855       $   4,277,294      $       3,878      $   5,999,271
                                                             =============       =============      =============      =============

1996
Fixed maturities:
   States, municipalities and political subdivisions....     $     838,008       $      38,457      $       1,092      $     875,373
   Convertibles and bonds with warrants attached........           125,629               7,626              1,630            131,625
   Public utilities.....................................            85,573               3,697                349             88,921
   United States government and government
      agencies and authorities..........................             8,790                 156                143              8,803
   All other corporate bonds............................         1,373,785              88,713              5,415          1,457,083
                                                             -------------       -------------      -------------      -------------
      Total.............................................     $   2,431,785       $     138,649      $       8,629      $   2,561,805
                                                             =============       =============      =============      =============
Equity securities.......................................     $   1,537,189       $   2,207,805      $       4,814      $   3,740,180
                                                             =============       =============      =============      =============


Contractual maturity dates for investments in fixed maturity securities as of
December 31, 1997 (000's omitted):
                                                                                                FAIR                   % OF
                                                                 COST                           VALUE               FAIR VALUE
                                                             -------------                  ------------            ----------
Maturity dates occurring:
   One year or less...................................       $      58,119                  $     58,306                2.1
   After one year through five years..................             337,683                       360,838               13.1
   After five years through ten years.................             905,388                       958,526               34.9
   After ten years....................................           1,270,359                     1,373,549               49.9
                                                             -------------                  ------------              -----
      Total...........................................       $   2,571,549                  $  2,751,219              100.0
                                                             =============                  ============              =====

     Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

     At December 31, 1997, investments with a cost of $51,585,000 were on deposit with various states in compliance with certain regulatory requirements.

     Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):


                                                                            1997                                  1996
                                                             ------------------------------         -----------------------------
                                                                                    FAIR                                  Fair
                                                                 COST               VALUE               Cost              Value
                                                             -------------       ----------         ------------      -------------

Fifth Third Bancorp common stock......................       $     255,089       $   2,612,607      $     238,087      $   1,331,625
Alltel Corporation common stock.......................       $      95,810       $     522,527      $      95,720      $     399,252



3. DEFERRED ACQUISITION COSTS

     Acquisition costs incurred and capitalized during 1997, 1996 and 1995 amounted to $322,117,000, $303,111,000 and $282,399,000, respectively.
Amortization of deferred acquisition costs was $314,392,000, $295,112,000 and $272,313,000 for 1997, 1996 and 1995, respectively.

4. LOSSES AND LOSS EXPENSES
     Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                               Years Ended December 31,
                                               ------------------------
                                          1997            1996           1995
                                        ---------      ---------      ---------
Balance at January 1 ..............   $ 1,824,296    $ 1,690,461    $ 1,510,150
  Less reinsurance receivable .....       121,881        109,719         78,125
                                        ---------      ---------      ---------
Net balance at January 1 ..........     1,702,415      1,580,742      1,432,025
                                        ---------      ---------      ---------
Incurred related to:
  Current year ....................     1,115,140      1,183,251      1,040,541
  Prior years .....................      (119,654)      (151,996)      (126,509)
                                        ---------      ---------      ---------
Total incurred ....................       995,486      1,031,255        914,032
                                        ---------      ---------      ---------
Paid related to:
  Current year ....................       467,843        514,186        396,856
  Prior years .....................       453,410        395,396        368,459
                                        ---------      ---------      ---------
Total paid ........................       921,253        909,582        765,315
                                        ---------      ---------      ---------
Net balance at December 31 ........     1,776,648      1,702,415      1,580,742
  Plus reinsurance receivable .....       112,235        121,881        109,719
                                        ---------      ---------      ---------
Balance at December 31 ............   $ 1,888,883    $ 1,824,296    $ 1,690,461
                                      ===========    ===========    ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $119,654,000, $151,996,000 and $126,509,000 in 1997, 1996 and 1995. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $47,651,000 and $56,871,000 at December 31, 1997 and 1996,
respectively, for certain life/health losses and loss checks payable.



5. LIFE POLICY RESERVES

     Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                          1997             1996
                                          ----             ----
Ordinary/traditional life......        $ 137,734        $ 123,473
Universal life.................          202,696          183,967
Annuities......................          121,284          112,496
Industrial.....................           16,470           16,881
Other..........................            4,263            3,464
                                       ---------        ---------
  Total........................        $ 482,447        $ 440,281
                                       =========        =========

     At December 31, 1997 and 1996, the fair value associated with the annuities shown above approximated $123,000,000 and $114,000,000, respectively.

6. NOTES PAYABLE

     The Company and subsidiaries had no compensating balance requirement on debt for either 1997 or 1996. Notes payable in the accompanying balance sheets are short term, and interest rates charged on such borrowings ranged from 5.14% to 8.50% during 1997 which resulted in an average interest rate of 6.14%. At December 31, 1997 and 1996, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.44% and 6.12%, respectively.

7. CONVERTIBLE SENIOR DEBENTURES

     The convertible senior debentures are convertible by the debenture holders into shares of common stock at a conversion price of $44.63 (22.41 shares for each $1,000 principal). At December 31, 1997 and 1996, the fair value of the debentures approximated $175,000,000 and $115,000,000, respectively.

8. REINSURANCE

     Property and casualty premium income in the accompanying statements of income includes approximately $41,694,000, $41,139,000 and $36,956,000 of earned premiums on assumed business and is net of approximately $94,397,000, $91,396,000 and $83,805,000 of earned premiums on ceded business for 1997, 1996 and 1995, respectively.

     Written premiums for 1997, 1996 and 1995 consist of the following (000's omitted):

                          1997            1996           1995
                          ----            ----           ----
Direct business.....   $1,523,915      $1,433,340     $1,338,205
Assumed business....       42,773          42,671         39,221
Ceded business......      (95,085)        (92,486)       (81,574)
                       ----------      ----------     ----------
  Net...............   $1,471,603      $1,383,525     $1,295,852
                       ==========      ==========     ==========

     Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $34,744,000, $44,770,000 and $40,316,000 of reinsurance recoveries for 1997, 1996 and 1995, respectively.

9. FEDERAL INCOME TAXES

     Significant components of the Company's net deferred tax liability as of December 31, 1997 and 1996 are as follows (000's omitted):

                                            1997         1996
                                            ----         ----
Deferred tax liabilities:
  Unrealized gains on investments...... $1,558,580     $816,554
  Deferred acquisition costs...........     42,936       38,966
  Other................................     10,514        8,447
                                        ----------     --------
  Total................................  1,612,030      863,967
                                        ----------     --------
Deferred tax assets:
  Losses and loss expense reserves.....    127,994      133,692
  Unearned premiums....................     29,293       28,109
  Life policy reserves.................     19,460       15,962
  Other................................     28,805        9,311
                                        ----------     --------
  Total................................    205,552      187,074
                                        ----------     --------
Net deferred tax liability............. $1,406,478     $676,893
                                        ==========     ========

     The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


     The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                      1997      1996      1995
                                     PERCENT   Percent   Percent
                                     -------   -------   -------
Tax at statutory rate..............   35.00     35.00     35.00
Increase (decrease) resulting from:
  Tax-exempt municipal bonds.......   (4.44)    (6.41)    (6.10)
  Dividend exclusion...............   (6.54)    (8.50)    (8.04)
  Other............................     .10       .68      2.12
                                      -----     -----     -----
Effective rate.....................   24.12     20.77     22.98
                                      =====     =====     =====

     No provision has been made (at December 31, 1997, 1996 and 1995) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

10. NET INCOME PER COMMON SHARE
(000's omitted except per share data)

                                 Income       Shares      Per Share
1997                           (Numerator) (Denominator)   Amount
                                ---------   -----------   ---------

Net income per common share...   $299,375     55,179         $5.43
                                                             =====
  Effect of dilutive securities:
   5.5% convertible senior
   debentures.................       2,712     1,309
   Stock options..............                   443
Net income per common share      ---------    ------
  (diluted)...................   $ 302,087    56,931         $5.31
                                 =========    ======         =====

1996
Net income per common share...   $ 223,760    55,736         $4.01
  Effect of dilutive securities:                             =====
   5.5% convertible senior
   debentures.................       2,859     1,789
   Stock options..............                   256
                                 ---------    ------
Net income per common share
  (diluted)...................   $ 226,619    57,781         $3.92
                                 =========    ======         =====

1995
Net income per common share...   $227,350     55,668         $4.08
  Effect of dilutive securities:                             =====
   5.5% convertible senior
   debentures.................       2,860     1,793
   Stock options..............                   221
                                 ---------    ------
Net income per common share
  (diluted)...................   $ 230,210    57,682         $3.99
                                 =========    ======         =====


     Options to purchase 25,000, 486,000 and 124,000 shares of common stock were outstanding during 1997, 1996 and 1995, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

11. PENSION PLAN

     The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1997 and 1996 (000's omitted):

                                            1997         1996
                                            ----         ----
Actuarial present value of
  accumulated benefit obligation
  (vested benefits: 1997--$34,094;
  1996--$29,704)........................  $  35,202     $ 30,740
                                          =========     ========

Plan assets at fair value..............   $ 133,470     $ 92,740
Actuarial present value of projected
  benefit obligation...................      61,457       54,208
                                          ---------     --------

Plan assets in excess of projected
  benefit obligation...................      72,013       38,532
Unrecognized net transition asset at
  January 1, 1987 ($7,774 amortized
  over 21 years).......................      (3,702)      (4,072)
Unrecognized prior service costs.......        (397)        (437)
Unrecognized net gain..................     (68,558)     (34,730)
                                          ---------     --------

Accrued pension cost...................   $    (644)    $   (707)
                                          =========     ========

     Net pension expense for 1997, 1996 and 1995 includes the following components (000's omitted):

                                   1997      1996        1995
                                   ----      ----        ----

Service cost for current year.   $ 3,449    $  3,306   $  2,555
Interest cost.................     3,938       3,572      3,014
Actual return on plan assets..   (43,752)    (15,057)   (20,717)
Net amortization and deferral.    36,302       8,615     14,720
                                 -------    --------   --------
Net pension expense...........   $   (63)   $    436   $   (428)
                                 =======    ========   ========

     The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31 was 6.75%, 7% and 6.75% in 1997, 1996 and 1995, respectively. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities (including those of the Company), was 8% as of December 31, 1997, 1996 and 1995.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
12.  SHAREHOLDERS' EQUITY AND RESTRICTION

     The insurance subsidiaries paid cash dividends to the Company of approximately $95,500,000, $77,027,000 and $143,773,000 in 1997, 1996 and 1995,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1998, the total dividends that can be paid to the Company without regulatory approval are approximately $246,941,000.

     314,178 shares of common stock were available for future stock option grants, as of December 31, 1997.

     On November 22, 1996, the Board of Directors of the Company authorized the repurchase of up to three million of the Company's outstanding shares as management deemed appropriate, over an unspecified period of time. As of December 31, 1997, the Company had repurchased 934,041 shares.

13.  STATUTORY ACCOUNTING INFORMATION

     Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                          Years Ended December 31,
                                          ------------------------
                                        1997       1996         1995
                                        ----       ----         ----
Net income:
  Property/casualty insurance
   subsidiaries.............         $ 212,808  $136,041     $ 152,003
  Life/health insurance
   subsidiary...............         $   6,261  $ (1,812)    $   7,096


                                              December 31,
                                              ------------
                                           1997               1996
                                           ----               ----
Shareholders' equity:
  Property/casualty insurance
   subsidiaries                              $ 2,148,746     $ 1,393,954
  Life/health insurance subsidiary.          $   320,198     $   214,130

14.  TRANSACTION WITH AFFILIATED PARTIES

     The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $11,780,000, $10,874,000 and $10,034,000 on premium volume of approximately $78,727,000,
$70,418,000 and $60,720,000 for 1997, 1996 and 1995, respectively.


15.  STOCK OPTIONS

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

                                                                    1997                   1996                    1995
                                                                    ----                   ----                    ----
Net income                              As reported             $  299,375              $   223,760             $   227,350
                                        Pro forma                  296,078                  221,665                 227,106
Net income per common share             As reported             $     5.43              $      4.01             $      4.08
                                        Pro forma                     5.41                     3.98                    4.08
Net income per common share             As reported             $     5.31              $      3.92             $      3.99
     (diluted)                          Pro forma                     5.25                     3.89                    3.99

     In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.22%, 2.26% and 2.26%; expected volatility of 19.67%, 20.5% and 21.3%; risk-free interest rates of 5.89%, 6.56% and 5.73%; and expected lives of ten years for all years. Compensation cost comprehended in the above pro forma disclosures is not indicative of future amounts (when the SFAS No.123 methodology will be applied to additional outstanding nonvested awards).



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------------------------------------------------------------
(000's omitted except per share data)

     A summary of options information for the years ended December 31, 1997, 1996 and 1995 follows:
                                                        1997                             1996                            1995
                                        SHARES     WEIGHTED-AVERAGE        Shares   Weighted-Average     Shares    Weighted-Average
                                       ---------------------------        -------------------------      -------------------------
                                                    EXERCISE PRICE                   Exercise Price                 Exercise Price
                                       ---------    --------------        ---------  --------------       -------   --------------
Outstanding at beginning of year       1,258,164      $  47.93              895,249       $ 40.24         892,131       $  36.19
Granted                                  218,479         62.91              512,603         60.76         155,713          53.17
Exercised                               (155,143)        33.93              (90,926)        37.38        (136,291)         29.18
Forfeited/revoked                        (10,743)        53.89              (58,762)        58.68         (16,304)         39.91
                                       ---------                          ---------                       -------
Outstanding at end of year             1,310,757         53.64            1,258,164         47.93         895,249          40.24
                                       =========         =====            =========         =====         =======          =====
Options exercisable at end of year       702,930                            652,010                       641,655
Weighted-average fair value of
     options granted during the year                  $  22.97                            $ 20.55                       $  15.80


     Options outstanding at December 31, 1997 consisted of the following:

                         OPTIONS OUTSTANDING                                                             OPTIONS EXERCISABLE
 -------------------------------------------------------------------------------                ----------------------------------
   RANGE OF                            WEIGHTED-AVERAGE
   EXERCISE                                REMAINING             WEIGHTED-AVERAGE                                WEIGHTED-AVERAGE
    PRICES        NUMBER               CONTRACTUAL LIFE           EXERCISE PRICE                 NUMBER           EXERCISE PRICE
    ------        ------               ----------------           --------------                 ------           --------------
 $  12 TO 15         34,056                 .25 YRS                  $  13.77                      34,056             $  13.77
    22 TO 31         48,993                2.50 YRS                     25.22                      48,993                25.22
    33 TO 44        237,763                4.15 YRS                     37.04                     237,763                37.04
    46 TO 57        297,270                6.57 YRS                     50.45                     229,571                50.24
    59 TO 64        482,175                8.31 YRS                     61.13                     152,547                61.05
    67 TO 69        166,500                9.28 YRS                     68.06                           0                  N/A
   79 TO 100         44,000                9.75 YRS                     90.79                           0                  N/A
                  ---------                                                                       -------
                  1,310,757                6.91 YRS                     53.64                     702,930                44.61
                  =========                                                                       =======                =====



     "Selected Quarterly Financial Data" from the inside back cover (incorporated into Item 8).

SELECTED QUARTERLY FINANCIAL DATA



(000's omitted except per share data)
Financial data for each quarter in the two years ended December 31,

                                                                                             1997
                                                  ---------------------------------------------------------------------------------
Quarter                                               1ST               2ND              3RD               4TH           FULL YEAR
                                                  ---------------------------------------------------------------------------------
Revenues....................................      $  483,737       $   484,203       $   492,038      $   482,406      $  1,942,384
Income Before Income Taxes..................          98,278           100,341           101,964           93,975           394,559
Net Income..................................          74,047            75,830            77,000           72,498           299,375
Net Income Per Common Share.................            1.33              1.37              1.42             1.32              5.43
Net Income Per Common Share (Diluted).......            1.30              1.33              1.37             1.28              5.31

                                                                                        1996
                                                  ---------------------------------------------------------------------------------
Quarter                                               1st               2nd              3rd               4th           Full Year
                                                  ---------------------------------------------------------------------------------
Revenues....................................      $  451,798       $   442,042       $   455,681      $   459,227      $  1,808,749
Income Before Income Taxes..................          76,449            67,022            58,658           80,291           282,421
Net Income..................................          59,448            54,396            46,949           62,966           223,760
Net Income Per Common Share.................            1.07               .98               .84             1.13              4.01
Net Income Per Common Share (Diluted).......            1.04               .95               .82             1.10              3.92


Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.