Form 10-K, Exhibit 13
period 1998-12-31
CINCINNATI FINANCIAL CORP
filed 1999-03-26
CIK 20286

                                                                      EXHIBIT 13

SEGMENT INFORMATION FROM PAGE 35 (INCORPORATED INTO ITEM 1).



16. SEGMENT INFORMATION

   The Company is organized and operates principally in two industries and has four reportable segments - commercial lines property and casualty insurance, personal lines property and casualty insurance, life insurance and investment operations. The accounting policies of the segments are the same as those described in the basis of presentation. Revenue is primarily from unaffiliated customers. Identifiable assets by segment are those assets, including investment securities, used in the Company's operations in each industry. Corporate and other identifiable assets are principally cash and marketable securities. Segment information, for which results are regularly reviewed by Company management in making decisions about resources to be allocated to the segments and assess their performance, is summarized as follows (000's omitted):

                                                    Years Ended December 31,
REVENUES                                    1998              1997          1996
                                        --------------------------------------------
  Commercial lines insurance ........   $  1,019,463    $    983,605    $    946,923
  Personal lines insurance ..........        523,176         469,921         419,621
  Life insurance ....................         70,096          62,852          56,353
  Investment operations .............        433,302         417,827         375,253
  Corporate and other ...............          8,252           8,179          10,599
                                        ------------    ------------    ------------
     Total revenues .................   $  2,054,289    $  1,942,384    $  1,808,749
                                        ============    ============    ============


INCOME BEFORE INCOME TAXES
  Property and casualty insurance ...   $    (59,438)   $     28,955    $    (44,449)
  Life insurance ....................         (1,776)          2,763)         (2,906)
  Investment operations .............        403,925         390,850         353,157
  Corporate and other ...............        (35,604)        (28,009)        (23,381)
                                        ------------    ------------    ------------
     Total income before income taxes   $    307,107    $    394,559    $    282,421
                                        ============    ============    ============

IDENTIFIABLE ASSETS
  Property and casualty insurance ...   $  5,483,137    $  4,953,259    $  3,986,658
  Life insurance ....................      1,203,908       1,094,445         902,354
  Corporate and other ...............      4,399,458       3,445,721       2,156,502
                                        ------------    ------------    ------------
     Total identifiable assets ......   $ 11,086,503    $  9,493,425    $  7,045,514
                                        ============    ============    ============

TEXT DATA FROM PAGES 7 THROUGH 13 (INCORPORATED INTO ITEM 1).


IS CFC'S GEOGRAPHICAL EXPANSION DRIVING HIGHER CATASTROPHE LOSSES?

BOB MORGAN:

   "No. Broader geographical scope is a positive. Roughly 75 percent of 1998 catastrophe losses occurred in core states--the dozen highest volume states where we've marketed for 15 years or longer. We had about $100 million in business from states entered since 1994--Maryland, Arkansas, Minnesota, North Dakota, Montana and New York. We're on a good pace but don't have the volume that creates catastrophe exposure."

J.F. SCHERER:

   "Generally, we launch new territories with commercial business, appointing agencies for personal lines as the relationship becomes established and they understand our field underwriting philosophy. While we're moving more quickly now to introduce personal lines, those newer states just don't have the concentration of personal policies often associated with catastrophe claims."


   "Field personnel operate out of their homes and come around often to build personal relationships. They will tackle just about anything and it makes life easier."

John H. Root, The A.C. Root Agency, Inc., Clinton, IA


TIM TIMMEL:

   "Hail in Kentucky and Hurricane Georges across several southern states led this year's storm claims activity. Only two of our 29 states escaped this year's severe weather, and those were North Dakota and Montana, two newer states."

ARE YOU CHANGING THE WAY YOU WORK WITH AGENTS?

J.F. SCHERER:

   "We don't take a cookie-cutter approach to who represents us and how we treat them. Our agencies come in all sizes and have different appetites. Our job is to be quick and flexible enough to stay attuned to larger, as well as smaller, agencies. Marketing representatives in the field have an enormous amount of authority and decision-making flexibility to work with each agency differently, as justified by the particular circumstance.
   "We'll ask agents to consolidate the carriers in their offices and give us a larger portion of their business. Average agency volume is about $8.8 million and our part of that is about $1.6 million per agency, just shy of 20 percent penetration. There is opportunity."


    "Many companies tell us how much they value their relationships with agents...but it is an honor to represent a company that `walks the talk.'"

     Terry L. Williams, CIC, Langford Insurance Agency, Vienna, VA


JACK SCHIFF, JR.:

   "We continue to help them build their own success in their communities. Agencies can differentiate themselves by having an exclusive Cincinnati contract and getting the benefits of our claim service for their policyholders. We give them a valuable franchise."


HOW WILL YOU INCREASE AGENCY PENETRATION?

TOM JOSEPH:

   "More and better insurance products extend our capabilities to meet changing needs. For example, this year we introduced Worldwide Commercial General Liability, Actual Loss Sustained Business Income and Contractors' Limited Pollution Liability. We updated our

Building and Personal Property coverage form and package policies for artisan contractors and religious institutions."

LARRY PLUM:

   "We'll make doing business with Cincinnati easier. We'll offer agencies incentive loans, agency perpetuation planning, advice from management consultants and peer roundtables. In 1998, we started sending people into agents' offices to process the transfer of blocks of business from other carriers to Cincinnati. In 1999, we'll help agents develop best practices for personal lines marketing. In 2000, agents will have a new direct bill option."


   "Cincinnati is by far the best in the commercial market. Their umbrella is as broad as I've seen and their rates are competitive."

     Dick Lash, Hubbard-Insurance Agency, Farmville, VA


BOB MORGAN:

   "We'll ask for business. Marketing representatives, executives, underwriters...we'll all increase our presence in agencies."

WHAT IS CFC DOING TO OVERCOME COMMERCIAL MARKETPLACE CHALLENGES?

JACK SCHIFF, JR.:

   "We have the underwriting expertise and discipline to leave business on the table when there is no reasonable profit expectation. Years of industry price competition have created thin margins, so we look closely at risks with unsatisfactory loss records and sustain the relationship by correcting the rate. We nurture the agency relationship and encourage renewal business."


   "It was my first experience working with the special risks unit. Thanks for your `We can make this happen!' approach."

     Michael S. Steiner, CPCU, CIC, Steiner Insurance Agency, Inc., Wooster, OH


J.F. SCHERER:

   "Carriers are standing in line to write policies at any price. Our greatest strength is informed and experienced underwriters sitting in the agent's office or the policyholder's business and discerning if we should accept the risk, if it needs an innovative form, what price should be charged. That's why agents gave Cincinnati $218 million of new business in 1998, enough to offset soft pricing and increase property and casualty net written premiums 5.8 percent. Commercial premiums grew 3.3 percent with a 61 percent loss ratio. We balance growth and profitability."

TOM JOSEPH:

   "We compete on value more than price. That means rapid quoting ability, claim service superiority, loss control services for workers' compensation accounts, broad coverages backed by financial strength. We are positioning ourselves to handle larger, more sophisticated accounts. We have filings in all 50 states so we can handle multi-state risks."


   "Our claims representative met me at an insured's on a holiday to assess a loss and made instant contacts with VIP clients at our request."

                                                    Steven L. Squires, CPCU, CIC
                                            Norman E. Johnson, Inc., Madison, WI
8

   We have filings in all 50 states so we can handle multi-state risks. Our special accounts unit helped remove barriers to writing 82 new jumbo accounts with premiums averaging over $100,000 each."

WHAT IS CFC DOING TO DRIVE PROFITABLE GROWTH IN PERSONAL LINES?

BOB MORGAN:

   "Profitable is the operative word. While personal insurance premiums grew 11 percent in 1998, the loss ratio was 73.8 percent. We're addressing this with homeowners rate increases in the three to five percent range in selected territories and with a 1999 re-underwriting program for about 200 agencies."

LARRY PLUM:

   "Cincinnati maintains quality features other insurers have restricted, such as our guaranteed replacement cost, a three-year guarantee that rates won't increase, water damage coverage and an economic way to cover home businesses. In 1999, we'll have electronic transfer technology in our property casualty worksite marketing program. It will give us billing flexibility to be a player as the payroll deduction market takes off."

J.F. SCHERER:

   "More agents are recognizing the stability a solid personal lines book brings and how welcome that is. We allow the agent both the responsibility and privilege of deciding which policyholders get written. Cross-functional teams of marketing, underwriting, claims and information systems people continue to show agents the why and how of rolling over profitable business, moving it to Cincinnati from other carriers less committed to this marketplace and to agency distribution."

   "Thank you. Cincinnati has once again proven why our agency's trust in placing two-thirds of our volume with you is not misplaced."

Chuck Mason, Mason Insurance Agency, Inc., Orange, VA


ARE CHANGES INITIATED BY CINCINNATI LIFE'S NEW LEADERS HAVING AN IMPACT?

TED ELCHYNSKI:

   "Cincinnati Life's net income decreased to $21.5 million this year from $29.2 million last year. The difference came from a $6.5 million swing in net realized capital gains and higher expenses to revamp the product line and expand distribution."

DAVE POPPLEWELL:

   "Activity is already picking up with introduction of our first wave of LifeHorizons brand products. In the second half of 1998, we introduced a new non-smoker worksite marketing product agents like, plus competitive term insurance products and a Roth IRA. Net written premiums rose


   "Our agency exceeded our 1998 life production goal. We couldn't have done it without your brilliant underwriting."

                                               Bob Redel, CLU, ChFC, LUTCF, AEP,
                                        Naught-Naught Agency, Jefferson City, MO



20 percent. We project that premiums could grow at a 15-20 percent compound rate over the next five years.
   "1999 roll-outs will include more products where we have a core competency, like Long-Term Guarantee Universal Life and Last Survivor Universal Life. We're working on giving agents a complete line, supplying non-core products through private label agreements with a third party--long-term care, disability income and equity products, including variable life. Cincinnati Life should be ready to meet the needs of 80-85 percent of an agent's clients. Agents will have a full range of choices to fund retirements and estate plans, preserve assets, provide pure life protection for some folks and appeal to others who want interest-sensitive products."

WHAT STEPS ARE PLANNED TO INCREASE THE CONTRIBUTION FROM THIS BUSINESS AREA?

DAVE POPPLEWELL:

   "We'll increase penetration in property casualty agencies with this new generation of policies, and we'll develop an increased role for regional directors in finding business life solutions for commercial lines customers. To lower unit costs and accelerate revenues, we've started to appoint independent life agents and worksite marketers in Texas, California and other locations where Cincinnati has chosen not to have a property casualty presence. We can leverage our worksite marketing expertise and that's a booming market."

BOB MORGAN:

   "Our professionalism and knowledge of the market surpasses our competitors. We have a better persistency ratio than our competitors. Our goal, over the next five years, is to more than double this year's $110 million of written premium. People are going to be excited about the results."

HOW DOES YOUR LEASING COMPANY COMPLEMENT THE INSURANCE OPERATIONS?

TED ELCHYNSKI:

   "CFC Investment Company increased revenues 16.7 percent and net income


   "It is phenomenal how quickly your department responds when it really counts--at the time the promise of the policy is completed."

                                             Dannie R. Fouts, CLU, Hummel & Plum
                                          Life Insurance Agency, Circleville, OH

36.5 percent in 1998, to just over $3 million. That's mainly from vehicle and equipment leasing and financing services we make available to agents and their business insurance customers. This year we initiated a real estate mortgage program for owner-occupied buildings and wrote a lot of incentive leases for agents who agreed to meet premium production goals. We wrote a $1 million lease this year for a Maryland agent and see some golden opportunities to write more of these larger leases. Our growing field staff is calling on agents and their business policyholders in more areas."

WHAT PROGRESS IS CFC MAKING TOWARD YOUR $2 BILLION PREMIUM GOAL?

J.F. SCHERER:

   "Two years ago, our planning committee looked ahead at all of the milestones we'll reach in the year 2000. It will be our 50th anniversary and our new $65 million headquarters building will be completed. Our new CEO will be in place and major technology initiatives will cause dramatic changes as agents, field associates and headquarters share policy information via an intranet. We suggested an ambitious goal for total property casualty and life premiums, ~$2 billion in direct written premium for the year 2000, to get our associates and agents on board for these changes and geared up to make the most of the opportunities they bring."

JACK SCHIFF, JR.:

   "This year's total direct written premiums exceeded $1.7 billion. The year 2000 goal may yet be attainable with great effort and help from the marketplace, in the form of firmer prices for some commercial lines. We'll balance growth with profitability. But the goal was never about just reaching some magical premium level. It's about improving our processes, taking our service and technology to the next level, inviting associates at all levels to step forward with ideas and take ownership of the Company's success in the next millennium. That's where we see clear progress."


   "Our insured would not change companies for the lower premium. The service has been excellent and that was the final deciding factor."


                                      John D. Smith, CIC, Clark/Colton Insurance
                                                      Agency, Inc., Hinsdale, NH


TIM TIMMEL:

   "Operationally, we're continuing to be innovative and productive. By educating associates, adopting the team approach and targeting process improvement, the commercial lines area handled 14 percent more files with no additional work hours and 27 percent fewer processing errors in 1998 versus 1997. They are now sending out cross-sell information about leasing services with their policies, dissolving department boundaries to meet corporate goals. The Claims Department reduced glass replacement costs while preserving customer choice, potentially saving about $2 million per year. And they've offered claimants the settlement option of Cincinnati Life annuities, doubling the structured settlement annuities written in 1998 to $16.7 million."


   "Cincinnati's loss control recommendations are based on sound risk management principles and are well received by our clients."

                                                          Ken Kratovil, ARM, AAI
                                              Wagner Agency, Inc., Pittsburgh,PA

TED ELCHYNSKI:

   "Associates have increased their knowledge and skills to prepare for challenges of the next few years. Technology training for systems like the one implemented this year for accounting is extensive. Over the years leading up to 2000, we're investing $9.5 million to upgrade or replace systems. Ninety percent of that work is done now. Costs are now leveling off, but we'll continue to see benefits of increased efficiency in areas from claims to underwriting and from personnel to life insurance."


   "I was impressed with the corporate culture and accessibility of the executives. Your people and their collective experience is your greatest asset."

                                    John Daloisio, CPCU, CLU, Echnoz, Scalzott &
                                       Schutzman Insurance Group, Kittanning, PA


HOW DID CFC'S INVESTMENT PORTFOLIO PERFORM IN 1998?

JIM MILLER:

   "Our 5.6 percent growth rate for investment income was very good by industry standards. Income of $368 million was a record, yet short of the double-digit growth we target internally for two reasons. One, we had less cash to invest due to catastrophe claims payments. Two, low interest rates led to a high rate of bond calls and proceeds couldn't be reinvested at comparable yields. That's why we invested in shorter-term bonds, keeping those funds liquid, and in tax-exempt municipal bonds, where higher after-tax yields flow to net income. Plus, we repurchased 736,240 shares of CFC stock during 1998, paying $33.86 per share on average. "

JACK SCHIFF, JR.:

   "On the bright side, dividends from our equity portfolio rose. We're concentrated in 57 stocks and 43 of them announced dividend increases in 1998, adding $16.4 million to annualized dividend income. We have an equity focus and a total return philosophy, so we look to equities for both income and appreciation. At the end of 1998, equity values rose, increasing net worth. The balance sheet shows shareholders' equity up 19.2 percent to $5.621 billion and assets up 16.8 percent to $11.087 billion. Those are all-time highs."

BOB MORGAN

   "Our investment team really has an expertise in high-yield bonds, municipal bonds, convertibles and common stock. We formed CinFin Capital Management this year and will begin during 1999 to offer asset management services externally, to other companies and insurance agencies. We'll start slowly in Ohio then expand to other states where we market insurance, over the coming years."

ARE CINCINNATI FINANCIAL'S STRENGTHS DOCUMENTED BY OBJECTIVE, EXTERNAL
EVALUATION?

JIM MILLER:

   "This was Cincinnati Financial's first full year in the S&P 500 Index, and we think that's a comment on our consistency and strength. Standard & Poor's evaluated our financial strength as AA- and Moody's gave us an A2 for our 30-year senior debenture offering in May. They assigned an Aa3 insurance rating to the property casualty group, looking at our strong franchise as a regional agency underwriter, sound balance sheet with modest leverage and above-average underwriting profitability."

J.F. SCHERER:

   "Having the highest Best's rating, A++ Superior, shows the financial strength of our insurance companies. Independent surveys confirm our product and service strengths, too. Crittenden's(TM) Property/Casualty Ratings newsletter surveys thousands of agents across the country. They selected Cincinnati as the leading writer of commercial lines, with the best Business-owners Policy in the Mid-west and the best umbrella liability, inland marine and commercial auto coverages nationwide. A consumer magazine ranked Cincinnati among the top personal auto insurers. These ratings really help our agents at the point of sale."

DAVE POPPLEWELL:

   "Cincinnati's new AA+ rating from Standard & Poor's will help attract independent life agencies we plan to appoint in areas where Cincinnati isn't already a known name. Cincinnati Life, as well as the Cincinnati property casualty group, qualified again for Ward Financial Group's Benchmark 50. That's a list of insurers that give the best value to shareholders and policyholders, as measured by five years of quantitative data."


   "Your storm team worked for three weeks and closed over 80 percent of the hail claims. The `advertising' we received from this service cannot be purchased."

                                  John D. Van Groll, Insurance Management, Inc.,
                                                                Little Chute, WI


WHAT DOES CFC DO TO BENEFIT THE GENERAL PUBLIC, AS WELL AS AGENTS, POLICYHOLDERS AND SHAREHOLDERS?

BOB MORGAN:

   "Cincinnati Financial is an active corporate citizen. We work with the community, especially in the arts and education areas. Key executives lend their leadership, associates volunteer their service, and we support well-managed nonprofits with modest financial contributions. It's also our duty to proactively study regulatory and legislative issues that could impact the Company's ability to do our best for shareholders and policyholders. In 1999, we'll work to support a proposal allowing insurers to set up policyholder safety reserves for future catastrophe losses. We'll monitor the financial services modernization debate and urge Congress to pass legislation that preserves state regulation of insurance."


   "I commend your support and thank you for your interest and dedication to our young people. It is refreshing to have the support of the community behind us."

                                               Karen Norton, Business Education,
                                                Midview High School, Grafton, OH

LOSS AND LOSS EXPENSES IN NOTES TO FINANCIAL STATEMENT FROM PAGE 31 (INCORPORATED INTO ITEM 5).


4. LOSSES AND LOSS EXPENSES

   Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                      Years Ended December 31,
                                -------------------------------------
                                    1998        1997        1996
                                ----------   ----------  ----------
Balance at January 1 .......... $1,888,883   $1,824,296  $1,690,461
   Less reinsurance receivable.    112,235      121,881     109,719
                                ----------   ----------  ----------
Net balance at January 1.......  1,776,648    1,702,415   1,580,742
                                ----------   ----------  ----------
Incurred related to:
   Current year................  1,306,194    1,115,140   1,183,251
   Prior years ................   (153,311)    (119,654)   (151,996)
                                ----------   ----------  ----------
Total incurred.................  1,152,883      995,486   1,031,255
                                ----------   ----------  ----------
Paid related to:
   Current year................    590,366      467,843     514,186
   Prior years ................    498,842      453,410     395,396
                                ----------   ----------  ----------
Total paid.....................  1,089,208      921,253     909,582
                                ----------   ----------  ----------
Net balance at December 31.....  1,840,323    1,776,648   1,702,415
   Plus reinsurance receivable.    138,138      112,235     121,881
                                ----------   ----------  ----------
   Balance at December 31...... $1,978,461   $1,888,883  $1,824,296
                                ==========   ==========  ==========


   As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $153,311,000, $119,654,000 and $151,996,000 in 1998, 1997 and 1996. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

   The reserve for losses and loss expenses in the accompanying balance sheets also includes $76,264,000 and $47,651,000 at December 31, 1998 and 1997,
respectively, for certain life/health losses and loss checks payable.

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

                                           1998                                          1997
                         ----------------------------------------- ---------------------------------------------
Quarter                      1st        2nd     3rd        4th        1st        2nd          3rd         4th
                         ---------  ---------  -------   --------  ---------   ---------   ---------   ---------
High...................  $45   3/8  $45 21/64  $39 1/8   $40       $24 27/64   $27   1/2   $27 29/32   $46 29/32
Low....................   41 21/64   36   5/8   30 3/4    31 5/8    20 31/32    22 29/64    26 11/64    27 31/32
Dividend paid..........  .13   2/3  .15   1/3  .15 1/3   .15 1/3   .12   1/3   .13   2/3   .13   2/3     .13 2/3


Price ranges reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998.

"SELECTED FINANCIAL INFORMATION" FROM PAGES 14 AND 15 (INCORPORATED INTO ITEM
6).

SELECTED FINANCIAL INFORMATION
(000's omitted except per share data and ratios)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------------------------------

                                                 Years Ended December 31,
                                        1998              1997            1996            1995
                                     -----------      -----------      -----------      -----------
TOTAL ASSETS .....................   $11,086,503      $ 9,493,425      $ 7,045,514      $ 6,109,298
LONG-TERM OBLIGATIONS ............   $   471,520      $    58,430      $    79,847      $    80,000

--------------------------------------------------------------------------------------------------------

REVENUES
Premium Income ...................   $ 1,612,735      $ 1,516,378      $ 1,422,897      $ 1,314,126
Investment Income (Less Expense) .       367,993          348,597          327,307          300,015
Realized Gains on Investments ....        65,309           69,230           47,946           30,781
Other Income .....................         8,252            8,179           10,599           10,729
NET INCOME BEFORE REALIZED
GAINS ON INVESTMENTS
In Total .........................   $   199,116      $   254,375      $   192,595      $   207,342
Per Common Share .................          1.19             1.54             1.15             1.24
NET INCOME
In Total .........................   $   241,567      $   299,375      $   223,760      $   227,350
Per Common Share .................          1.45             1.81             1.34             1.36
Per Common Share (Diluted) .......          1.41             1.77             1.31             1.33

--------------------------------------------------------------------------------------------------------
CASH DIVIDENDS DECLARED
Per Common Share .................          $.61 1/3  $       .54 2/3  $       .48 2/3  $       .42 2/3

--------------------------------------------------------------------------------------------------------

CASH DIVIDENDS PAID
Per Common Share .................   $       .59 2/3  $       .53 1/3  $       .47 2/3  $       .42

--------------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY OPERATIONS
Gross Premiums Written ...........   $ 1,656,476      $ 1,566,688      $ 1,476,011      $ 1,377,426
Net Premiums Written .............     1,557,581        1,471,603        1,383,525        1,295,852
Premiums Earned ..................     1,542,639        1,453,526        1,366,544        1,263,257

Loss Ratio .......................          65.4%            58.3%            61.6%            57.6%
Loss Expense Ratio ...............           9.3             10.1             13.8             14.7
Underwriting Expense Ratio .......          28.9             29.3             27.6             27.1
 .................................   -----------      -----------      -----------      -----------

Combined Ratio ...................         103.6%            97.7%           103.0%            99.4%

Investment Income Before Taxes ...   $   203,919      $   199,427      $   190,318      $   180,074

Property and Casualty Reserves
Unearned Premiums ................   $   432,436      $   418,465      $   401,562      $   385,418
Losses ...........................     1,432,212        1,373,950        1,319,286        1,274,180
Loss Adjustment Expense ..........       408,113          402,698          383,135          306,570

Statutory Policyholders' Surplus .   $ 3,019,828      $ 2,472,532      $ 1,608,084      $ 1,268,597

--------------------------------------------------------------------------------------------------------

*1993 earnings include a credit for $13,845 ($.08 per share) cumulative effect of a change in the method of accounting for income taxes to conform with SFAS No. 109 and a net charge of $8,641 ($.05 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.


Cincinnati Financial Corporation and Subsidiaries
----------------------------------------------------------------------------------------------------------------

   1994            1993            1992            1991            1990            1989            1988
----------      ----------      ----------      ----------      ----------      ----------      ----------
$4,734,279      $4,602,288      $4,098,713      $3,513,749      $2,626,156      $2,602,990      $2,163,341
$   80,000      $   80,000      $   80,000      $      182      $      202      $      753      $      890
--------------------------------------------------------------------------------------------------------------

$1,219,033      $1,140,791      $1,038,772      $  947,576      $  871,196      $  813,313      $  754,335
   262,649         239,436         218,942         193,220         167,425         149,285         130,885
    19,557          51,529          35,885           7,641           1,488           4,678           6,423
    11,267          10,396          10,552          12,698           8,822           7,134          10,281


$  188,538      $  182,530*     $  147,669      $  141,273      $  128,052      $  111,477      $  124,618
      1.13            1.10*            .90             .86             .79             .69             .78

$  201,230      $  216,024*     $  171,325      $  146,280      $  128,962      $  114,490      $  128,748
      1.21            1.30*           1.04             .90             .79             .71             .81
      1.18            1.27*           1.03             .89             .79             .70             .80
--------------------------------------------------------------------------------------------------------------

$      .38 2/3  $      .34      $      .31      $      .27 2/3  $      .24 1/3  $      .22      $      .17 1/3
--------------------------------------------------------------------------------------------------------------

$      .37 1/3  $      .33 1/3  $      .30      $      .27      $      .23 2/3  $      .21      $      .17
--------------------------------------------------------------------------------------------------------------

$1,287,280      $1,216,766      $1,089,901      $  996,807      $  896,204      $  845,346      $  782,143
 1,190,824       1,123,780       1,014,971         930,296         838,554         790,971         718,853
 1,169,940       1,092,135         992,335         903,465         828,046         771,205         712,771

      63.3%           63.5%           63.8%           61.6%           61.6%           61.6%           55.1%
       9.8             8.7             9.0             9.2             9.0             9.0            10.1
      27.5            27.9            29.0            28.9            29.0            29.1            30.7
----------      ----------      ----------      ----------      ----------      ----------      ----------
     100.6%          100.1%          101.8%           99.7%           99.6%           99.7%           95.9%

$  162,260      $  153,190      $  141,958      $  126,332      $  110,827      $   97,661      $   84,379


$  353,697      $  333,550      $  302,473      $  280,404      $  254,000      $  244,011      $  224,545
 1,213,383       1,100,051         960,571         825,952         692,081         616,730         522,162
   218,642         193,305         177,262         160,260         140,501         124,993         109,323

$  998,595      $1,011,609      $  933,529      $  735,557      $  477,355      $  494,460      $  422,521
--------------------------------------------------------------------------------------------------------------

Per share data adjusted for three-for-one stock splits in 1998 and 1992 and stock dividends of 5 percent in 1996 and 1995.

"MANAGEMENT DISCUSSION" FROM PAGES 16 THROUGH 22 (INCORPORATED INTO ITEMS 1 AND 7).

MANAGEMENT DISCUSSION


Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

INTRODUCTION

   This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

   Cincinnati Financial Corporation (CFC) had six subsidiaries at year-end 1998. The lead property and casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 29 states through an elite corps of 978 independent insurance agencies. Also engaged in the property and casualty business are The Cincinnati Casualty Company, which works on a direct billing basis, and The Cincinnati Indemnity Company, which markets nonstandard policies for preferred risk accounts. The Cincinnati Life Insurance Company markets life, health and accident policies through property and casualty agencies and independent life agencies. CFC Investment Company complements the insurance subsidiaries with leasing, financing and real estate services. Investment operations are CFC's primary source of profits, with a total return strategy emphasizing investment in fixed maturities securities as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term appreciation. During 1998, the Company incorporated a sixth subsidiary, CinFin Capital Management Company. The new subsidiary was established to provide investment management services to institutions, corporations and individuals with $500,000 minimum accounts. In January 1999, CinFin started to conduct business with approximately $150 million in assets under management.

   The following discussion, related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other natural causes; changes in insurance regulations or legislation that place the Company at a disadvantage in the marketplace; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively impacting the Company's equity portfolio and the ability to generate investment income; and the potential inability of the Company and/or the independent agencies with which it works to complete the necessary information system changes required to handle the Year 2000 issue. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

RESULTS OF OPERATION

OVERVIEW OF RESULTS

Primarily as a result of continued market penetration and entry into new states, CFC revenues have increased at a compound annual rate of 7.3%, reaching $2.054 billion in 1998, with property/casualty net written premiums growing at a 6.7% rate to $1.558 billion over the past five years. In the same five-year period, total net income, including realized capital gains, grew at a 2.3% rate to $241.6 million, or $1.45 per share, from $201.2 million, or $1.21. Net operating income increased at a 1.8% rate to $199.1 million, or $1.19 per share, from $188.5 million, or $1.13, in 1994. Excluding catastrophe losses and an adjustment for SFAS No. 109 in 1993, total net income over the five-year period grew at a compound rate of 6.9%, while net operating income increased at a 7.2% rate. Book value grew at a 23.5% compound rate over the same period to $33.72 per share from $11.65.

   A number of factors, including the Company's strong reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates, have led management to target an ambitious $2 billion in total direct written premiums for the year 2000, up from $1.732 billion in 1998. At the same time, the Company seeks to generate an underwriting profit and maximize annual growth in investment income.

   The following table and discussion analyze results for the three-year period ending December 31, 1998 and provide insight into management's strategic direction.

----------------------------------------------------------------------------------------------------------------------------------
(000,000 omitted except            1998     Change  Change      1997       Change     Change      1996        Change     Change
   per share data and ratios)                  $       %                      $          %                       $          %
----------------------------------------------------------------------------------------------------------------------------------
Revenue ........................ $2,054.3   $111.9      6      $1,942.4     $133.7       7      $1,808.7       $153.0        9
Net Operating Income ...........    199.1    (55.3)   (22)        254.4       61.8      32         192.6        (14.7)      (7)
Net Capital Gains (after tax) ..     42.5     (2.5)    (6)         45.0       13.8      44          31.2         11.2       56
Net Income .....................    241.6    (57.8)   (19)        299.4       75.6      34         223.8         (3.5)      (2)
----------------------------------------------------------------------------------------------------------------------------------
Net Operating Income Per Share . $   1.19   $ (.35)   (23)     $   1.54     $  .39      34      $   1.15       $ (.09)      (7)
Net Capital Gains Per Share ....      .26     (.01)    (4)          .27        .08      42           .19          .07       58
Net Income Per Share ........... $   1.45   $ (.36)   (20)     $   1.81     $  .47      35      $   1.34       $ (.02)      (2)
----------------------------------------------------------------------------------------------------------------------------------
Catastrophe Losses (before tax)  $   93.5   $ 68.0    267      $   25.5    $ (39.2)    (60)     $   64.7       $ 37.6      138
Catastrophe Losses Per Share
   (after tax) .................      .36      .26    260           .10       (.15)    (60)          .25          .15      150
----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

   The Company's financial results for the three years ending December 31, 1998 reflect growth in new insurance business and retention of renewal customers through the Company's independent insurance agents, offset by highly competitive property and casualty pricing. However, frequent and severe storms pushed catastrophe losses to an all-time high in 1998 of $93.5 million. The previous high had been $64.7 million in 1996. Results for 1998 do reflect the Company's consistent underwriting philosophy and strategy of maintaining high underwriting standards by carefully evaluating individual risks, reviewing agency performance and controlling overall expenses.

   While the Company generated 5.6% growth in pre-tax investment income, net operating income for 1998 declined from the prior-year level due to catastrophe losses and large property losses. In 1997, net operating income rose 32% and pre-tax investment income rose 6.5%. The contribution from net realized capital gains declined slightly in 1998 but rose in 1997, primarily due to the sale of equity securities.

PROPERTY AND CASUALTY INSURANCE OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
(000,000 omitted except            1998      Change   Change     1997      Change    Change      1996      Change     Change
   per share data and ratios)                   $        %                    $         %                     $          %
----------------------------------------------------------------------------------------------------------------------------------
Gross Written Premiums ......... $1,656.5    $ 89.8       5.7   $1,566.7    $ 90.7      6.1    $1,476.0     $ 98.6        7.2
Net Written Premiums ...........  1,557.6      86.0       5.8    1,471.6      88.1      6.4     1,383.5       87.6        6.8
Net Earned Premiums ............  1,542.6      90.1       6.2    1,453.5      87.0      6.4     1,366.5      103.2        8.2
Loss and LAE Ratio .............     74.7%      n/a       9.2       68.4%     n/a      (9.3)       75.4%      n/a         4.3
Expense Ratio ..................     28.9%      n/a      (1.4)      29.3%      n/a      6.2        27.6%      n/a         1.8
Combined Ratio .................    103.6%      n/a       6.0       97.7%      n/a     (5.1)      103.0%      n/a         3.6
----------------------------------------------------------------------------------------------------------------------------------

PREMIUMS

While premium growth rates declined in 1998 and 1997, the Company's property and casualty group continued to increase net written premiums at rates well above the industry average. In 1998 and 1997, the primary source of growth was personal lines insurance, for which net written premiums advanced 11.0% in 1998 (12.4% in 1997), while commercial lines insurance growth was 3.3% (3.6% in 1997).

   During 1998, the commercial insurance market continued to experience the intense price competition that began prior to 1996. The impact was seen in workers' compensation where market-share competition and mandated rate reductions in some states led to renewal account discounts of as much as a third from the previous year's premium. Although the Company is committed to prudent underwriting standards and emphasizing account profitability, the lower pricing combined with large property losses to produce a 61.1% pure loss ratio for the commercial lines area, higher than the 53.2% reported in 1997.

   As a result of the market factors, direct written premiums from account renewals for the commercial insurance lines declined in 1998. New business premiums offset this decline and generated modest overall premium growth. Total new business in direct written premiums in the property and casualty area rose 7.6%, reaching an all-time high of $218 million on a new business policy count of more than 148,500. Management cannot predict when the pricing pressures in the commercial insurance area will be alleviated. To help offset these pressures, the Company is working harder to underwrite accounts even more closely by:

   - systematically re-underwriting the personal lines book of business,
   - entering new states to expand market opportunities,
   - pursuing a marketing strategy that permits field representatives to spend more time assisting the independent insurance agents and
   - expanding its life insurance operations.

   The Company sees heightened interest from independent insurance agents in writing personal lines insurance as a means of buffering the price competition in the commercial sector and stabilizing their revenue. CFC is taking advantage of this trend by encouraging independent agents to move their proven, profitable business to the Company. Agents who are streamlining operations by reducing the number of carriers they represent have been rolling over entire books of business to the Company.

   Management believes CFC can achieve additional market penetration by leveraging its strong relationships with independent agencies and entering new states. The Company also can distinguish itself through key competitive advantages of the insurance products, for example three- and five-year policies for many types of insurance coverage.

   For the year 1998, approximately 97% of the Company's property and casualty premium volume was in states in which the Company has had a presence since 1994 or earlier. Over

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

the past five years, the Company added seven marketing representatives in established states, restructuring territories so that each representative has fewer agencies to serve. This has allowed field representatives to appoint additional agencies and, more importantly, spend more time with each agent. This program was essentially completed in 1998, with only one marketing territory division anticipated in 1999.

   Entry into new states also has been a source of premium growth. The states the Company entered between 1994 and 1998 contributed more than $102.4 million of property and casualty premium volume over the five-year period. A very successful example of a new market entry is Minnesota, where premium volume reached $18.2 million in 1998, up from $800,000 in 1994. From 1996 through 1998, the Company began marketing commercial lines in North Dakota, Montana and upstate New York and added personal lines in Arkansas, Maryland, Minnesota, North Dakota, Pennsylvania and Vermont. Idaho and Utah have been selected to seek approval to market the Company's products in 1999. Three additional states currently are being researched. The Company's criteria for entry into new states include a favorable regulatory climate and no residual market.

EXPENSES

The Company recorded a $64.5 million statutory underwriting loss in 1998 compared with a $24.8 million underwriting profit in 1997 and a $45.0 million underwriting loss in 1996. The 1998 underwriting loss, reflecting a combined ratio of 103.6%, was primarily the result of catastrophe losses, which added 6.1 points to the loss and loss adjustment expense ratio, as well as large fire losses. That compared with a 1.8 point impact of catastrophe losses on a combined ratio of 97.7% in 1997. The underwriting loss in 1996, reflecting a combined ratio of 103.0%, was the result of higher catastrophe losses, as well as a half of one percentage point increase in the expense ratio over 1995. Due to the nature of catastrophic events, management is unable to predict accurately the frequency or potential cost of such occurrences in the future; however, the Company has continued not to market property and casualty insurance in California, not to write flood insurance, to review exposure to huge disasters and reduce coverage in certain coastal regions in an effort to control such catastrophe losses. For property catastrophes, the Company retains the first $25 million of losses and is reinsured for 95% of losses from $25 million up to $200 million.

   After rising in 1997 and 1996, the expense ratio in 1998 declined slightly because the Company reached a sustainable level of investment in staff and costs associated with upgrading technology and facilities. These investments will help the Company accommodate anticipated growth in premium volume while making computer systems Year 2000 compliant. (See Year 2000 discussion on page 19.)

   As discussed in the Notes to the Consolidated Financial Statements, the Company's liabilities for insurance reserves are estimated by management based upon Company experience. The Company consistently has established property and casualty insurance reserves, including adjustments of estimates, using information from internal analysis and review by external actuaries. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is less than it otherwise would be, due to the stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods.

   Reserves for environmental claims have been reviewed;
and the Company believes, at this time, these reserves are adequate. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most commercial accounts written post-date coverages that afford clean-up costs and Superfund responses.

LIFE AND ACCIDENT AND HEALTH

CFC's life insurance subsidiary had total net premium income for 1998 of $70.1 million, up from $62.9 million in 1997 and $56.4 million in 1996. Life insurance premiums were $61.7 million, $54.7 million and $48.7 million, respectively. The life insurance subsidiary contributed 12% of CFC's operating income in 1998 and 10% of CFC operating income in 1997 and 1996.

   During 1997, the Company hired a new president for the life insurance subsidiary. Under his direction, the life insurance subsidiary is expanding worksite marketing activities, introducing a competitive new life insurance product series and researching opportunities to sell life insurance in areas where the Company does not have property and casualty agency representation. The initiatives, which began in the second half of 1997, appeared to have a measurable impact on 1998 results. Management believes that opportunities exist to further increase the life insurance subsidiary's contribution to total operating income through expanded life insurance sales.

INVESTMENT INCOME AND INVESTMENTS

Investment income rose 5.6% to $368.0 million in 1998 and increased 6.5% to $348.6 million in 1997 primarily as a result of investing the cash flows from operating activities and collection of dividend increases from equity securities in the investment portfolio. The slower growth rate in 1998 again reflected the volume of fixed maturities investments being called early and the generally lower interest rate environment. In 1998, 43 of the 57 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $16.0 million to future annualized investment earnings.

   The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

obligations through the purchase and maintenance of medium-risk, fixed maturity and equity securities, while earning optimal returns on the equity portfolio through higher dividends and capital appreciation. The Company's investment decisions on an individual insurance company basis are influenced by insurance regulatory statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost
entirely in corporate, municipal, public        utility and other fixed
maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk.

   Investments in common stocks have emphasized securities with an annual dividend yield of at least 2-3% and annual dividend increases. The Company's portfolio of equity investments had an average dividend yield to cost of 8.0% at December 31, 1998. Management's strategy in equity investments includes identifying approximately ten to twelve companies, for the core of the investment portfolio, in which the Company can accumulate 10-20% of their common stock.

INTEREST AND INCOME TAXES

The Company's income tax expense was $65.5 million, $95.2 million and $58.7 million for 1998, 1997 and 1996, respectively, while the effective tax rate was 21.34%, 24.12% and 20.77% for the same periods. The lower rates in 1998 and 1996 were partially the result of a higher percentage of net income earned from tax-exempt interest on state, municipal and political subdivision fixed maturities and from dividends received on equity investments. The higher tax rate in 1997 primarily was due to the strong underwriting profit recorded for the year and higher capital gains. The Company incurred no additional alternative minimum tax expenses for the three years.

YEAR 2000 COMPLIANCE
   Because the Company issues three- and five- year policies, it has been working on the Year 2000 project for several years to address potential problems within the Company's operations that could result from the century change. The Information Systems Department is primarily responsible for this endeavor and has a designated team of Company associates assigned to this effort. This team has access to key associates in all areas of the Company's operations as well as to outside consultants and resources on an as-needed basis.

   The Information Systems Department provides a comprehensive report on a quarterly basis for management and the Audit Committee of the Board of Directors. This report identifies progress against the plan as well as projections on specific issues.

Percent of Hardware/Software Applications Year 2000 Compliant

-----------------------------------------------------------------------
                        Actual as of   Planned as of  Planned as of
                        December 31,    December 31,     June 30,
                            1998            1998           1999
-----------------------------------------------------------------------
Mission critical systems     90%             90%           100%
All other systems            90%             90%           100%
-----------------------------------------------------------------------

   The Company has identified computer systems (both hardware and software), including equipment with embedded computer chips, that were not Year 2000 compliant; determined what revisions or replacements would be needed to achieve compliance; prioritized and proceeded to implement those

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


revisions or replacements; instituted testing procedures to ensure that the revisions and fixes are operational; and moved the compliant systems into production. As of December 31, 1998, approximately 90% of the applications had either been modified to be compliant or had been replaced by purchased compliant systems. Additional in-depth testing, both internal and third-party related, is planned into 1999. Management believes that all critical systems will be Year 2000 compliant by June 30, 1999.

   As part of the overall review of Year 2000, the Company is verifying with certain key outside vendors, and with others where a significant business relationship exists, to determine their Year 2000 compliance status and plans. Because the Company markets products through independent agencies, it is of paramount importance that those approximately 1,000 agencies (1,300 offices) successfully migrate to a Year 2000 compliant processing system. The Company is actively working with those agencies. As of December 1998, nearly all of the agencies' processing systems had either been made compliant or the agencies had plans to be compliant by June 30, 1999. Phone and personal interviews are being used to verify the progress of the agencies.

   Contingency planning for the Year 2000 includes standard backup and recovery procedures to be followed in the event of a critical system failure. While management does not expect any unusual failures as a result of specific Year 2000-related changes, by June 30, 1999, the Company plans to develop specific backup procedures for the Year 2000 to minimize the effect of any potential problems.

   Should the Company or a third party with whom the Company transacts business have a system failure due to the century change, it is believed it will not result in more than a delay in processing or reporting, with no material financial impact.

   The Company has budgeted $9.5 million pretax to resolve the Year 2000 issues. This would encompass the costs of modifications, the salaries of the associates primarily assigned to this effort and the fees of outside consultants. As of December 31, 1998, the Company had incurred approximately $7.9 million of these costs, with the expenses incurred during 1998 at approximately $4.2 million.

   Although the Company expects its systems to be Year 2000 compliant on or before December 31, 1999, it cannot predict the outcome or the success of its Year 2000 project; or that third-party systems are or will be Year 2000 compliant; or that the costs required to address the Year 2000 issue or the impact of a failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition or results of operations.

CASH FLOW AND LIQUIDITY
-------------------------------------------------------------------------
(000,000 omitted)                           1998       1997       1996
-------------------------------------------------------------------------
Net cash provided by
   operating activities                    $ 273.6    $ 427.0    $ 308.3
Net cash used in investing activities       (320.7)    (282.5)    (224.8)
Net cash provided (used) in
   financing activities                       25.5     (124.2)     (43.7)
Net (decrease) increase in cash              (21.6)      20.2       39.9
Cash at beginning of year                     80.2       59.9       20.0
Cash at end of year                           58.6       80.2       59.9
Supplemental
   Interest paid                              36.4       21.8       20.9
   Income taxes paid                          91.2       95.5       65.0
-------------------------------------------------------------------------

CASH FLOW

In 1998, operating cash flows were 36% lower than 1997 because of the frequency and severity of catastrophe losses. Over the three-year period, however, operating cash flows were sufficient to meet operating needs and provide for financing needs and increased investment. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business nor are there plans to reduce protection by ceded reinsurance agreements with financially stable reinsurance companies. Further, the Company has no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 3% of gross premiums in each of the last three years.

   The change in net cash used in investing activities reflected the continuing trend over the three years of fixed maturity investments being called by the issuer, offset in 1998 by increased purchases of equity securities and in 1997 by increased purchases of fixed maturities and equity securities. Cash flows used in net purchases of fixed maturity and equity securities, respectively, amounted to $107.8 million and $153.2 million in 1998, $122.6 million and $134.1 million in 1997, and $98.0 million and $95.4 million in 1996.

   In 1998, net cash was provided in financing activities because of the issuance of a senior debenture in the amount of $419.6 million. Those funds were used to repay short-term notes, to pay cash dividends and to purchase treasury shares. For the years 1997 and 1996, the primary increases in net cash used for financing activities were for the payment of cash dividends and the purchase of treasury shares.

NOTES PAYABLE

Increases in notes payable, primarily short-term debt used to enhance liquidity, were reduced from $41.1 million in 1996 to $18.5 million in 1997. Management used short-term debt for cash management and other purposes. In 1998, the Company issued $420 million of 30-year senior debentures. The proceeds

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

were used to repay all of the short-term notes payable. The balance will be used in the construction of an additional Cincinnati headquarters building and for other purposes.

DIVIDENDS

CFC has increased cash dividends to shareholders for 38 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 1997, the CFC Board voted to increase the regular quarterly dividend by four cents to an indicated annual rate of $1.64 per share. On February 7, 1998, the Board of Directors authorized a 12.2% increase, raising the regular quarterly dividend by five cents to an indicated annual rate of $1.84. At the same time, the Board of Directors announced its intention to declare a three-for-one split to be distributed on May 15, 1998, to shareholders of record as of April 24, 1998, which was authorized on April 4, 1998, based on shareholder approval of a proposal to increase authorized shares to 200 million from 80 million. On February 6, 1999, the Board of Directors authorized a 10.9% cash dividend increase, raising the quarterly dividend by one and two-thirds cents to an indicated annual rate of $0.68.

   Since 1987, the Company's Board has authorized three additional stock splits or stock dividends: a 5% stock dividend in 1996; a 5% stock dividend in 1995 and a three-for-one stock split in 1992. After the stock split in 1998, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 1,946 Cincinnati Financial shares, if all shares from accrued stock dividends and splits were held. The Company's policy for the past ten years has been to reinvest approximately 70% of net income in future growth and to distribute remaining income as dividends. The ability of the Company to continue paying cash dividends is subject to such factors as the Board of Directors may deem relevant.

FINANCIAL CONDITION

ASSETS

Cash and marketable securities of $10.326 billion make up 93.1% of the Company's $11.087 billion assets; this compares with 93.0% in 1997 and 90.3% in 1996. The Company has only minor investments in real estate and mortgages, which are typically illiquid. At December 31, 1998, the Company's portfolio of fixed maturity securities had an average yield-to-cost of 8.2% and an average maturity of ten years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Many of these bonds are not rated due to the small size of their offerings.

   At year-end 1998 and 1997, investments totaling approximately $873 million and $836 million ($883 million and $797 million at cost) of the Company's $10.325 billion and $8.797 billion investment portfolio related to securities rated non-investment grade or not rated by Moody's Investors Service or Standard & Poor's. Such investments, which tend to have higher yields, historically have benefited the Company's results of operations. Further, many have been upgraded to investment grade while owned by CFC.

   Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax-exempt bonds comprise 9% of invested assets as of December 31, 1998, compared with 10% at year-end 1997 and 14% at year-end 1996. Additional information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements.

MARKET RISK

The Company could incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are changes in price for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company could alter the existing investment portfolios or change the character of future investments to manage this exposure to market risk. CFC, with the Board of Directors, administers and oversees investment risk through the Investment Committee, which provides executive oversight of investment activities. The Company has specific investment guidelines and policies that define the overall framework used daily by investment portfolio managers to limit the Company's exposure to market risk.


LIABILITIES AND SHAREHOLDERS' EQUITY

At December 31, 1998, long- and short-term debt were 4%, insurance reserves were 23% and total shareholders' equity was 51% of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes and other liabilities.

DEBT

Total long- and short-term debt was less than 5% of total assets at year-end 1998 and 1997. At December 31, 1998 and 1997, long-term debt consisted of $471.5 million and $58.4 million, respectively, of convertible and senior debentures. Short-term debt is used to provide working capital as discussed above. In the second quarter of 1998, the Company issued $419.6 million of 30-year, non-callable senior debentures. Proceeds were used to pay off $280.6 million of short-term debt as it matured and for future general corporate purposes, including expansion of the Company's headquarters.

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


EQUITY

Shareholders' equity has continued to grow as a percentage of total assets, reaching 51% for 1998 from 50% for 1997 and 45% for 1996, due to retained earnings and accumulated comprehensive income. Statutory risk-based capital requirements became effective for life insurance companies in 1993 and for property casualty companies in 1994. The Company's capital has been well above required amounts in each year since those effective dates.

--------------------------------------------------------------------------
(000,000 omitted)                      1998       1997       1996
--------------------------------------------------------------------------
Shareholders' equity excluding
   retained earnings and
   accumulated comprehensive
   income                           $   462.0  $   469.5   $   502.3
Retained earnings                     1,480.9    1,341.7     1,132.9
Accumulated comprehensive
   income                             3,678.0    2,905.8     1,527.7
Total shareholders' equity           $5,620.9   $4,717.0    $3,162.9
--------------------------------------------------------------------------

   As a long-term investor, the Company has followed a buy-and-hold strategy for more than 39 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $5.512 billion as of December 31, 1998 and constituted 54% of the total investment portfolio; 74% of the equities investment portfolio; and, after deferred income taxes, 64% of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $4.273 billion and $2.203 billion at year-end 1997 and 1996, respectively.

   On November 22, 1996, the Board of Directors authorized the repurchase of up to three million of the Company's outstanding shares as management deemed appropriate over an unspecified period of time. On August 21, 1998, the Board of Directors authorized repurchase of an additional six million shares, to reflect the three-for-one split, which resulted in a total of nine million shares authorized to be repurchased. As of December 31, 1998, the Company had repurchased 3.5 million shares at an accumulated cost of $93.1 million.

   On February 6, 1999, the CFC Board authorized management to repurchase up to 17 million shares of the Company's 166.7 million shares outstanding. They specified their intention to complete the repurchase by December 31, 2000. This authorization superceded the previous authorization of nine million shares, 3.9 million of which were purchased by February 5, 1999.



SELECTED QUARTERLY FINANCIAL DATA

(000's omitted except per share data)

Financial data for each quarter in the two years ended December 31,


                                                                            1998
                                            -----------------------------------------------------------------------
Quarter                                         1st           2nd              3rd          4th        Full Year
                                            ----------     ----------     ----------     ----------     ----------
Revenues .................................. $  512,554     $  518,578     $  514,766     $  508,392     $2,054,289
Income before income taxes ................    116,333         72,913         64,019         53,841        307,107
Net income ................................     84,178         58,850         52,915         45,623        241,567
Net income per common share ...............        .51            .35            .31            .27           1.45
Net income per common share (diluted) . ...        .49            .35            .30            .27           1.41


                                                                            1997
                                            -----------------------------------------------------------------------
Quarter                                        1st            2nd             3rd           4th         Full Year
                                            ----------     ----------     ----------     ----------     ----------
Revenues .................................. $  483,737     $  484,203     $  492,038     $  482,406     $1,942,384
Income before income taxes ................     98,278        100,341        101,964         93,975        394,559
Net income ................................     74,047         75,830         77,000         72,498        299,375
Net income per common share ...............        .44            .46            .47            .44           1.81
Net income per common share (diluted) . ...        .43            .44            .46            .43           1.77


Per share amounts reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998. Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.

RESPONSIBILITY FOR FINANCIAL STATEMENTS


Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT AND FINANCIAL STATEMENT FROM PAGES 23 THROUGH 35 (INCORPORATED INTO ITEMS 8 AND 14).

INDEPENDENT AUDITORS' REPORT

[LOGO-DELOITTE & TOUCHE LLP]


   To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

   We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


   /s/ Deloitte & Touche LLP

   Cincinnati, Ohio
   February 4, 1999

CONSOLIDATED BALANCE SHEETS
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

                                                                            December 31,
                                                                  -----------------------------
                                                                      1998              1997
                                                                  ------------      -----------
ASSETS
Investments
     Fixed maturities, at fair value (cost: 1998-$2,682,659;
                                                 1997-$2,571,549)  $  2,812,231    $  2,751,219
     Equity securities, at fair value (cost: 1998-$1,943,206;
                                                 1997-$1,725,855)     7,454,817       5,999,271
     Other invested assets .....................................         57,902          46,560
Cash ...........................................................         58,611          80,168
Investment income receivable ...................................         76,773          74,520
Finance receivables ............................................         32,107          31,715
Premiums receivable ............................................        164,412         158,539
Reinsurance receivable .........................................        135,991         109,110
Prepaid reinsurance premiums ...................................         26,435          23,612
Deferred acquisition costs pertaining to unearned
     premiums and to life policies in force ....................        142,896         135,313
Land, buildings and equipment for Company use (at cost, less
     accumulated depreciation: 1998-$108,449; 1997-$97,248 .....         53,639          52,559
Other assets ...................................................         70,689          30,839
                                                                   ------------    ------------
         Total assets ..........................................   $ 11,086,503    $  9,493,425
                                                                   ============    ============



LIABILITIES
Insurance reserves
     Losses and loss expenses ..................................   $  2,054,725    $  1,936,534
     Life policy reserves ......................................        533,730         482,447
Unearned premiums ..............................................        459,695         443,054
Other liabilities ..............................................        136,894         168,959
Deferred income taxes ..........................................      1,809,003       1,406,478
Notes payable ..................................................          - 0 -         280,558
6.9% senior debentures due 2028 ................................        419,601           - 0 -
5.5% convertible senior debentures due 2002 ....................         51,919          58,430
                                                                   ------------    ------------
         Total liabilities .....................................      5,465,567       4,776,460
                                                                   ------------    ------------

SHAREHOLDERS' EQUITY
Common stock, par value-$2 per share; authorized 200,000 shares;
     issued: 1998-170,435; 1997-169,391 ........................        340,871         338,782
Paid-in capital ................................................        218,328         203,282
Retained earnings ..............................................      1,480,914       1,341,730
Accumulated comprehensive income ...............................      3,678,019       2,905,756
                                                                   ------------    ------------
                                                                      5,718,132       4,789,550
Less treasury shares at cost (1998-3,754 shares;
     1997-3,035 shares) ........................................        (97,196)        (72,585)
                                                                   ------------    ------------
     Total shareholders' equity ................................      5,620,936       4,716,965
                                                                   ------------    ------------
     Total liabilities and shareholders' equity ................   $ 11,086,503    $  9,493,425
                                                                   ============    ============

Common stock, paid-in capital and share figures reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998. Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME
(000's omitted except per share data)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                                                   Years Ended December 31,
------------------------------------------------------------------------------------------------------
                                                                1998           1997            1996
                                                            -----------    -----------    -----------

REVENUE
     Premium income
         Property and casualty ..........................   $ 1,542,639    $ 1,453,526    $ 1,366,544
         Life ...........................................        61,704         54,742         48,694
         Accident and health ............................         8,392          8,110          7,659
                                                            -----------    -----------    -----------
         Net premiums earned ............................     1,612,735      1,516,378      1,422,897
     Investment income ..................................       367,993        348,597        327,307
     Realized gains on investments ......................        65,309         69,230         47,946
     Other income .......................................         8,252          8,179         10,599
                                                            -----------    -----------    -----------
         Total revenues .................................     2,054,289      1,942,384      1,808,749
                                                            -----------    -----------    -----------

BENEFITS AND EXPENSES
     Insurance losses and policyholder benefits .........     1,221,118      1,054,924      1,087,105
     Commissions ........................................       290,832        282,690        259,291
     Other operating expenses ...........................       144,849        139,030        117,034
     Taxes, licenses and fees ...........................        60,798         48,573         43,392
     Increase in deferred acquisition costs pertaining to
         unearned premiums and to life policies in force         (7,583)        (7,725)        (7,999)
     Interest expense ...................................        28,012         20,821         20,102
     Other expenses .....................................         9,156          9,512          7,403
                                                            -----------    -----------    -----------
         Total benefits and expenses ....................     1,747,182      1,547,825      1,526,328
                                                            -----------    -----------    -----------

INCOME BEFORE INCOME TAXES ..............................       307,107        394,559        282,421
                                                            -----------    -----------    -----------

PROVISION FOR INCOME TAXES
     Current ............................................        78,847        107,046         67,827
     Deferred ...........................................       (13,307)       (11,862)        (9,166)
                                                            -----------    -----------    -----------
         Total provision for income taxes ...............        65,540         95,184         58,661
                                                            -----------    -----------    -----------

NET INCOME ..............................................   $   241,567    $   299,375    $   223,760
                                                            ===========    ===========    ===========

PER COMMON SHARE
     Net Income .........................................   $      1.45    $      1.81    $      1.34
                                                            ===========    ===========    ===========

     Net Income (diluted) ...............................   $     $1.41    $      1.77    $      1.31
                                                            ===========    ===========    ===========


     Cash dividends (declared) ..........................   $       .61 1/3$       .54 2/3$       .48 2/3
                                                            ===========    ===========    ===========




Per share amounts reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998. Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Accumulated         Total
                                          Common        Treasury       Paid-In          Retained     Comprehensive    Shareholders'
                                          Stock          Stock         Capital          Earnings        Income           Equity
                                        ---------    ------------      --------     ------------     ------------     ------------
Balance, December 31, 1995 ...........  $ 318,504    $     (1,384)     $ 24,836     $  1,156,627      $ 1,159,388      $ 2,657,971


Net income ...........................                                                    223,760                          223,760
Change in unrealized gains on
     investments .....................                                                                     566,644         566,644
Income taxes on unrealized gains .....                                                                    (198,325)       (198,325)
                                                                                                                      ------------


Comprehensive income .................                                                                                     592,079
Dividends declared ...................                                                    (81,498)                         (81,498)
5% stock dividend at market ..........     15,913                        149,844         (166,009)*                           (252)
Purchase/issuance of
     treasury shares .................                     (9,833)           870                                            (8,963)
Stock options exercised ..............        534                          2,865                                             3,399
Conversion of debentures .............         21                            132                                               153
                                        ---------    ------------       --------     ------------     ------------     ------------
Balance, December 31, 1996 ...........    334,972         (11,217)       178,547        1,132,880        1,527,707       3,162,889


Net income ...........................                                                    299,375                          299,375
Change in unrealized gains on
     investments .....................                                                                   2,120,075       2,120,075
Income taxes on unrealized gains .....                                                                    (742,026)       (742,026)
                                                                                                                      ------------
Comprehensive income .................                                                                                   1,677,424
Dividends declared ...................                                                    (90,525)                         (90,525)
Purchase/issuance of
     treasury shares .................                    (61,368)           654                                           (60,714)
Stock options exercised ..............        931                          5,543                                             6,474
Conversion of debentures .............      2,879                         18,538                                            21,417
                                        ---------    ------------      --------     ------------     ------------     ------------
Balance, December 31, 1997 ...........    338,782         (72,585)       203,282        1,341,730        2,905,756       4,716,965


Net income ...........................                                                    241,567                          241,567
Change in unrealized gains on
     investments .....................                                                                   1,188,097       1,188,097
Income taxes on unrealized gains .....                                                                    (415,834)       (415,834)
                                                                                                                      ------------
Comprehensive income .................                                                                                   1,013,830
Dividends declared ...................                                                   (102,383)                        (102,383)
Purchase/issuance of
     treasury shares .................                    (24,611)           310                                           (24,301)
Stock options exercised ..............      1,214                          9,100                                            10,314
Conversion of debentures .............        875                          5,636                                             6,511
 .....................................  ---------    ------------      --------     ------------     ------------     ------------
Balance, December 31, 1998 ...........  $ 340,871    $    (97,196)     $218,328     $  1,480,914     $  3,678,019    $  5,620,936
                                        =========    ============      ========     ============     ============    ============



*Includes $252 for fractional shares paid in April 1996.
Common stock and paid-in capital figures reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998.
Accompanying notes are an integral part of this statement.

Consolidated Statements of Cash Flows
(000's omitted)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

                                                                        Years Ended December 31,
-----------------------------------------------------------------------------------------------------
                                                                    1998         1997        1996
                                                                 ---------    ---------    ---------
Cash flows from operating activities:
     Net income ..............................................   $ 241,567    $ 299,375    $ 223,760
     Adjustments to reconcile net income to net
              cash flows provided by operating activities:
         Depreciation and amortization .......................      11,793       11,327        7,100
         Increase in investment income receivable ............      (2,253)      (4,074)      (5,401)
         (Increase) decrease in premiums receivable ..........      (5,873)       3,506         (928)
         (Increase) decrease in reinsurance receivable .......     (26,881)       6,796      (12,223)
         Increase in prepaid reinsurance premiums ............      (2,823)        (688)      (1,089)
         Increase in deferred acquisition costs ..............      (7,583)      (7,725)      (7,999)
         Increase in accounts receivable .....................      (7,369)      (7,230)      (2,080)
         Decrease (increase) in other assets .................         649       42,084      (31,538)
         Increase in loss and loss expense reserves ..........     118,191       55,367      137,633
         Increase in life policy reserves ....................      51,283       42,166       37,017
         Increase in unearned premiums .......................      16,641       17,304       17,126
         (Decrease) increase in other liabilities ............     (34,925)      49,672        6,984
         Decrease in deferred income taxes ...................     (13,307)     (11,862)      (9,272)
         Realized gains on investments .......................     (65,309)     (69,230)     (47,946)
         Other ...............................................        (224)         169       (2,805)
                                                                 ---------    ---------    ---------
              Net cash provided by operating activities ......     273,577      426,957      308,339
                                                                 ---------    ---------    ---------


Cash flows from investing activities:
     Sale of fixed maturities investments ....................      47,486      138,741      219,131
     Call or maturity of fixed maturities investments ........     320,510      376,496      247,205
     Sale of equity securities investments ...................     321,003      266,296      257,981
     Collection of finance receivables .......................      14,738        8,588       10,449
     Purchase of fixed maturities investments ................    (475,751)    (637,858)    (564,317)
     Purchase of equity securities investments ...............    (474,176)    (400,405)    (353,340)
     Investment in land, buildings and equipment .............     (47,750)     (16,485)     (17,798)
     Investment in finance receivables .......................     (15,131)     (13,439)     (17,032)
     Increase in other invested assets .......................     (11,589)      (4,471)      (7,030)
                                                                 ---------    ---------    ---------
              Net cash used in investing activities ..........    (320,660)    (282,537)    (224,751)
                                                                 ---------    ---------    ---------


Cash flows from financing activities:
     Proceeds from issue of 6.9% senior debentures ...........     419,593        - 0 -        - 0 -
     Proceeds from stock options exercised ...................      10,314        6,474        3,399
     Purchase/issuance of treasury shares ....................     (24,301)     (60,714)      (8,963)
     Payoff/increase in notes payable ........................    (280,558)      18,460       41,093
     Payment of cash dividends to shareholders ...............     (99,522)     (88,405)     (79,203)
                                                                 ---------    ---------    ---------
              Net cash provided (used) in financing activities      25,526     (124,185)     (43,674)
                                                                 ---------    ---------    ---------


Net (decrease) increase in cash ..............................     (21,557)      20,235       39,914
Cash at beginning of year ....................................      80,168       59,933       20,019
                                                                 ---------    ---------    ---------
Cash at end of year ..........................................   $  58,611    $  80,168    $  59,933
                                                                 =========    =========    =========

Supplemental disclosures of cash flow information:
     Interest paid ...........................................   $  36,419    $  21,823    $  20,922
                                                                 =========    =========    =========

     Income taxes paid .......................................   $  91,241    $  95,488    $  65,000
                                                                 =========    =========    =========

Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   NATURE OF OPERATIONS - Cincinnati Financial Corporation (the "Company") sells insurance primarily in the Midwest and Southeast through a network of local independent agents. Insurance products sold include fire, automobile, casualty, bonds and all related forms of property and casualty insurance, as well as life insurance and accident and health insurance.

   BASIS OF PRESENTATION - The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. Generally accepted accounting principles differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The accompanying consolidated financial statements include estimates for such items as insurance reserves and income taxes. Actual results could differ from those estimates.

   PROPERTY AND CASUALTY INSURANCE - Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims.

   LIFE INSURANCE - Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 101/2%. Interest rates on approximately $356,000,000 and $324,000,000 of such reserves at December 31, 1998 and 1997, respectively, are periodically adjusted based upon market conditions.

   Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.

   ACCIDENT AND HEALTH INSURANCE - Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property and casualty insurance discussed above.

   REINSURANCE - In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance companies, reinsurers and involuntary state pools. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

   The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports received from the ceding companies.

   INVESTMENTS - Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available for sale and are stated at fair values.

   Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

   INCOME TAXES - Deferred tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity, and deferred taxes associated with other differences are charged to income.

   EARNINGS PER SHARE - Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

   FAIR VALUE DISCLOSURES - Fair values for investments in fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.

   The fair values for liabilities under investment-type insurance contracts (annuities) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Fair values for short-term notes payable are estimated using interest rates currently available to the Company. Fair values for long-term debentures are based on the quoted market prices for such debentures.

   STOCK SPLIT - On April 4, 1998, the Company's authorized capital was increased to 200,000,000 shares of common stock and a three-for-one stock split was declared that was effective for shareholders of record as of April 24, 1998. The financial statements, notes and other references to share and per share data have been retroactively restated to reflect the stock split for all periods presented.

   ACCOUNTING CHANGES - In 1998, the Company adopted several Statements of Financial Accounting Standards (SFAS). SFAS No. 130, "Reporting Comprehensive Income," requires financial statement reporting of comprehensive income, which includes net income and other items, such as the change in unrealized gains on investments, net of income taxes. SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires certain information to be reported about operating segments on a basis consistent with the Company's internal organizational structure. SFAS No. 132, "Employers Disclosures about Pensions and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. The Company has made all required disclosures and prior years' information has been reclassified for the impact of SFAS Nos. 130, 131 and 132. SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued in 1998 and establishes accounting and reporting standards for derivative instruments. The effects of the statement to the Company are not yet known.


2. INVESTMENTS
(000's omitted)

                                                                             Years Ended December 31,
                                                                     -------------------------------------------
                                                                          1998           1997            1996
                                                                     -----------    -----------    -----------
Investment income summarized by investment category:
     Interest on fixed maturities ................................   $   217,675    $   218,065    $   208,907
     Dividends on equity securities ..............................       145,885        128,403        118,932
     Other investment income .....................................         9,545          6,865          5,744
                                                                     -----------    -----------    -----------
         Total ...................................................       373,105        353,333        333,583
     Less investment expenses ....................................         5,112          4,736          6,276
                                                                     -----------    -----------    -----------
         Net investment income ...................................   $   367,993    $   348,597    $   327,307
                                                                     ===========    ===========    ===========

Realized gains on investments summarized by investment category:
     Fixed maturities:
         Gross realized gains ....................................   $    11,591    $    22,075    $    20,823
         Gross realized losses ...................................       (10,354)        (6,732)       (10,207)
     Equity securities:
         Gross realized gains ....................................       104,079         62,337         47,310
         Gross realized losses ...................................       (40,007)        (8,450)        (9,980)
                                                                     -----------    -----------    -----------
         Realized gains on investments ...........................   $    65,309    $    69,230    $    47,946
                                                                     ===========    ===========    ===========


Change in unrealized gains on investments summarized by investment category:
     Fixed maturities ............................................   $   (50,098)   $    49,650    $   (18,257)
     Equity securities ...........................................     1,238,195      2,070,425        584,901
                                                                     -----------    -----------    -----------
         Change in unrealized gains on investments ...............   $ 1,188,097    $ 2,120,075    $   566,644
                                                                     ===========    ===========    ===========

Notes to Consolidated Financial Statements
(continued)

Cincinnati Financial Corporation and Subsidiaries
------------------------------------------------------------------------------

   Analysis of cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 1998 and 1997 (000's omitted):

                                                                         Gross      Gross
                                                                      Unrealized   Unrealized       Fair
1998                                                        Cost         Gains       Losses        Value
                                                         ----------   ----------   ----------   ----------

Fixed maturities:
     States, municipalities and political subdivisions   $  865,600   $   51,944   $      341   $  917,203
     Convertibles and bonds with warrants attached ...      100,360        6,208        4,914      101,654
     Public utilities ................................       55,709        4,713            0       60,422
     United States government and government
         agencies and authorities ....................        9,043          480            0        9,523
     All other corporate bonds .......................    1,651,947      104,849       33,367    1,723,429
                                                         ----------   ----------   ----------   ----------
         Total .......................................   $2,682,659   $  168,194   $   38,622   $2,812,231
                                                         ==========   ==========   ==========   ==========
Equity securities ....................................   $1,943,206   $5,553,489   $   41,878   $7,454,817
                                                         ==========   ==========   ==========   ==========



1997

Fixed maturities:
     States, municipalities and political subdivisions   $  843,064   $   47,811   $    2,645   $  888,230
     Convertibles and bonds with warrants attached ...      103,124        7,973        1,705      109,392
     Public utilities ................................       74,871        4,982           18       79,835
     United States government and government
         agencies and authorities ....................        9,278          258           22        9,514
     All other corporate bonds .......................    1,541,212      125,174        2,138    1,664,248
                                                         ----------   ----------   ----------   ----------
         Total .......................................   $2,571,549   $  186,198   $    6,528   $2,751,219
                                                         ==========   ==========   ==========   ==========
Equity securities ....................................   $1,725,855   $4,277,294   $    3,878   $5,999,271
                                                         ==========   ==========   ==========   ==========



   Contractual maturity dates for investments in fixed maturity securities as of December 31, 1998 (000's omitted):

                                                                Fair        % of
                                                   Cost        Value      Fair Value
                                                 ----------   ----------  ------------
Maturity dates occurring:
     One year or less ........................   $  134,300   $  135,906       4.8
     After one year through five years .......      614,545      640,865      22.8
     After five years through ten years ......      938,364      957,728      34.1
     After ten years .........................      995,450    1,077,732      38.3
                                                 ----------   ----------     -----
         Total ...............................   $2,682,659   $2,812,231     100.0
                                                 ==========   ==========     =====



   Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

   At December 31, 1998, investments with a cost of $49,425,000 and fair value of $53,029,000 were on deposit with various states in compliance with certain regulatory requirements.

   Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                           1998                        1997
                                   ------------------------  -------------------------
                                                   Fair                     Fair
                                      Cost         Value        Cost       Value
                                   ----------   ----------   ----------   -----------
Fifth Third Bancorp common stock . $  276,799   $3,445,118   $  255,089   $2,612,607
Alltel Corporation common stock. . $  100,467   $  767,105   $   95,810   $  522,527


3. DEFERRED ACQUISITION COSTS

   Acquisition costs incurred and capitalized during 1998, 1997 and 1996 amounted to $384,231,000, $322,117,000 and $303,111,000, respectively.
Amortization of deferred acquisition costs was $376,648,000, $314,392,000 and $295,112,000 for 1998, 1997 and 1996, respectively.




4. LOSSES AND LOSS EXPENSES

   Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                      Years Ended December 31,
                                --------------------------------------
                                    1998        1997        1996
                                ----------   ----------  ----------
Balance at January 1........... $1,888,883   $1,824,296  $1,690,461
   Less reinsurance receivable.    112,235      121,881     109,719
                                ----------   ----------  ----------
Net balance at January 1.......  1,776,648    1,702,415   1,580,742
                                ----------   ----------  ----------
Incurred related to:
   Current year................  1,306,194    1,115,140   1,183,251
   Prior years.................   (153,311)    (119,654)   (151,996)
                                ----------   ----------  ----------
Total incurred.................  1,152,883      995,486   1,031,255
                                ----------   ----------  ----------
Paid related to:
   Current year................    590,366      467,843     514,186
   Prior years.................    498,842      453,410     395,396
                                ----------   ----------  ----------
Total paid.....................  1,089,208      921,253     909,582
                                ----------   ----------  ----------
Net balance at December 31.....  1,840,323    1,776,648   1,702,415
   Plus reinsurance receivable.    138,138      112,235     121,881
                                ----------   ----------  ----------
   Balance at December 31...... $1,978,461   $1,888,883  $1,824,296
                                ==========   ==========  ==========



   As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $153,311,000, $119,654,000 and $151,996,000 in 1998, 1997 and 1996. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

   The reserve for losses and loss expenses in the accompanying balance sheets also includes $76,264,000 and $47,651,000 at December 31, 1998 and 1997,
respectively, for certain life/health losses and loss checks payable.

5. LIFE POLICY RESERVES.

   Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):


                                                1998         1997
                                               --------    --------
Ordinary/traditional life..................... $156,887    $137,734
Universal life................................  221,197     202,696
Annuities.....................................  135,176     121,284
Industrial....................................   15,986      16,470
Other.........................................    4,484       4,263
                                               --------    --------
   Total.....................................  $533,730    $482,447
                                               ========    ========



   At December 31, 1998 and 1997, the fair value associated with the annuities shown above approximated $144,000,000 and $123,000,000, respectively.

6. NOTES PAYABLE

   The Company and subsidiaries had no compensating balance requirement on debt for either 1998 or 1997. Notes payable in the accompanying balance sheets are short term, and interest rates charged on such borrowings ranged from 5.03% to 8.50% during 1998, which resulted in an average interest rate of 6.07%. At December 31, 1997, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.44%.

7. SENIOR DEBENTURES

   The Company issued $420,000,000 of senior debentures due in 2028 in 1998. The convertible senior debentures due in 2002 are convertible by the debenture holders into shares of common stock at a conversion price of $14.88 (67.23 shares for each $1,000 principal). At December 31, 1998 and 1997, the fair value of the debentures approximated $533,000,000 and $175,000,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

8. SHAREHOLDERS' EQUITY AND RESTRICTION

   The insurance subsidiaries paid cash dividends to the Company of approximately $105,000,000, $95,500,000 and $77,027,000 in 1998, 1997 and 1996,
respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1999, the total dividends that can be paid to the Company without regulatory approval are approximately $299,805,000.

   4,318,000 shares of common stock were available for future stock option grants, as of December 31, 1998.

   On November 22, 1996, the Board of Directors of the Company authorized the repurchase of up to three million of the Company's outstanding shares as management deemed appropriate, over an unspecified period of time. On August 21, 1998, the Board authorized the repurchase of an additional six million shares, to reflect the three-for-one split, which results in a total of nine million shares authorized to be repurchased. As of December 31, 1998, the Company had repurchased 3,538,000 shares.

9. REINSURANCE

   Property and casualty premium income in the accompanying statements of income includes approximately $38,790,000, $41,694,000 and $41,139,0000 of earned premiums on assumed business and is net of approximately $96,073,000, $94,397,000 and $91,396,000 of earned premiums on ceded business for 1998, 1997 and 1996, respectively.

   Written premiums for 1998, 1997 and 1996 consist of the following (000's omitted):

                                   1998                1997             1996
                                -----------       -----------       -----------
Direct business ..........      $ 1,618,357       $ 1,523,915       $ 1,433,340
Assumed business .........           38,119            42,773            42,671
Ceded business ...........          (98,895)          (95,085)          (92,486)
                                -----------       -----------       -----------
   Net ...................      $ 1,557,581       $ 1,471,603       $ 1,383,525
                                ===========       ===========       ===========



   Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $59,741,000, $34,744,000 and $44,770,000 of reinsurance recoveries for 1998, 1997 and 1996, respectively.

10. FEDERAL INCOME TAXES

   Significant components of the Company's net deferred tax liability as of December 31, 1998 and 1997 are as follows (000's omitted):

                                                        1998             1997
                                                     ----------       ---------
Deferred tax liabilities:
   Unrealized gains on investments ...........       $1,974,414       $1,558,580
   Deferred acquisition costs ................           45,205           42,936
   Other .....................................            8,046           10,514
                                                     ----------       ----------
   Total .....................................        2,027,665        1,612,030
                                                     ----------       ----------

Deferred tax assets:
   Losses and loss expense reserves ..........          132,298          127,994
   Unearned premiums .........................           30,270           29,293
   Life policy reserves ......................           18,637           19,460
   Other .....................................           37,457           28,805
                                                     ----------       ----------
   Total .....................................          218,662          205,552
                                                     ----------       ----------
Net deferred tax liability ...................       $1,809,003       $1,406,478
                                                     ==========       ==========



   The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

   The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:


                                           1998      1997     1996
                                          Percent   Percent  Percent
                                          -------   -------  -------

Tax at statutory rate....................... 35.00     35.00    35.00
Increase (decrease) resulting from:
   Tax-exempt municipal bonds............... (5.39)    (4.44)   (6.41)
   Dividend exclusion....................... (9.29)    (6.54)   (8.50)
   Other....................................  1.02       .10      .68
                                             -----     -----    -----
Effective rate                               21.34     24.12    20.77
                                             =====     =====    =====



   No provision has been made (at December 31, 1998, 1997 and 1996) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


   11. NET INCOME PER COMMON SHARE
   (000's omitted except per share data)

                                   Income        Shares      Per Share
1998                             (Numerator)  (Denominator)   Amount
                                 -----------  -------------   ------
Net income per common share..    $241,567      166,821         $1.45
                                                              ======

  Effect of dilutive securities:
   5.5% convertible senior
     debentures..............       1,918        3,490
   Stock options.............                    1,767

Net income per common share
  (diluted)..................    $243,485      172,078         $1.41
                                 ========      =======         =====


1997
Net income per common share..   $ 299,375      165,538        $ 1.81
                                                              ------

  Effect of dilutive securities:
   5.5% convertible senior
     debentures..............       2,712        3,928
   Stock options.............                    1,329
                                ---------      -------

Net income per common share
  (diluted)..................   $ 302,087      170,795        $ 1.77
                                =========      =======        ======

1996
Net income per common share..   $ 223,760      167,209        $ 1.34
                                                              ------

  Effect of dilutive securities:
   5.5% convertible senior
     debentures..............       2,859        5,368
   Stock options.............                      769
                                ---------      -------
Net income per common share
  (diluted)..................   $ 226,619      173,346        $ 1.31
                                =========      =======        ======



   Options to purchase 667,000, 76,000 and 1,458,000 shares of common stock were outstanding during 1998, 1997 and 1996, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

12. PENSION PLAN

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

   The following table sets forth summarized information on the Company's defined benefit pension plan (000's omitted):

                                                       Years Ended December 31,
                                                          1998           1997
                                                       ---------      ---------
Change in benefit obligation:
Benefit obligation at beginning of year ..........     $  62,934      $  53,849
Service cost .....................................         4,150          3,449
Interest cost ....................................         4,474          3,938
Actuarial gain ...................................         7,383          4,719
Benefits paid ....................................        (2,627)        (3,021)
                                                       ---------      ---------
Benefit obligation at end of year ................     $  76,314      $  62,934
                                                       =========      =========


Change in plan assets:
Fair value of plan assets at beginning
  of year ........................................     $ 133,470      $  92,740
Actual return on plan assets .....................        21,036         43,751
Benefits paid ....................................        (2,627)        (3,021)
                                                       ---------      ---------
Fair value of plan assets at end of year .........     $ 151,879      $ 133,470
                                                       =========      =========


Funded status:
Funded status at end of year .....................     $  75,565      $  70,536
Unrecognized net actuarial gain ..................       (72,235)       (67,081)
Unrecognized net transitional asset ..............        (3,331)        (3,702)
Unrecognized prior service cost ..................          (357)          (397)
                                                       ---------      ---------
Prepaid accrued pension cost .....................     $    (358)     $    (644)
                                                       =========      =========



   The fair value of the Company's stock comprised $21,331,023 and $27,325,064 of the plan's assets at December 31, 1998 and 1997, respectively.

   The following summarizes the assumptions for the plan:

                                                         Years Ended December 31,
                                                           1998           1997
                                                          Percent        Percent
                                                          -------        -------
Discount rate ....................................           6.25           6.75
Expected return on plan assets ...................           8.00           8.00
Rate of compensation increase ....................         5 to 7         5 to 7


   The components of the net periodic benefit cost for 1998, 1997 and 1996 include the following (000's omitted):

                                                     Years Ended December 31,
                                                 1998       1997          1996
                                              -------      -------      -------
Service cost ............................     $ 4,150      $ 3,449      $ 3,306
Interest cost ...........................       4,474        3,938        3,572
Expected return on plan assets ..........      (7,451)      (6,250)      (5,557)
Amortization of:
   Transition obligation (asset) ........        (370)        (370)        (370)
   Prior service cost ...................         (40)         (40)         (40)
   Actuarial (gain) loss ................      (1,049)        (790)        (475)
                                              -------      -------      -------
Net pension expense .....................     $  (286)     $   (63)     $   436
                                              =======      =======      =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

13. STATUTORY ACCOUNTING INFORMATION

   Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                               Years Ended December 31,
                                          -------------------------------------
                                             1998         1997           1996
                                          ---------     ---------     ---------
Net income:
   Property/casualty insurance
      subsidiaries ..................     $ 148,235     $ 200,830     $ 136,041
   Life/health insurance
      subsidiary ....................     $   7,248     $   6,261     $  (1,812)



                                                             December 31,
                                                       -------------------------
                                                         1998          1997
                                                       ----------     ----------
Shareholders' equity:
Property/casualty insurance subsidiaries .........     $2,650,503     $2,152,334
Life/health insurance subsidiary .................     $  369,325     $  320,198


14. TRANSACTION WITH AFFILIATED PARTIES

   The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $11,654,000, $11,780,000 and $10,874,000 on premium volume of approximately $82,839,000,
$78,727,000 and $70,418,000 for 1998, 1997 and 1996, respectively.


15. STOCK OPTIONS

   The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. The Company applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (000's omitted except per share data):

                                                      1998         1997         1996
                                                      ----         ----         ----

Net income                         As reported       $241,567     $299,375     $223,760
                                     Pro forma        235,420      296,078      221,665
Net income per common share        As reported       $   1.45     $   1.81     $   1.34
                                     Pro forma           1.41         1.79         1.33
Net income per common share        As reported       $   1.41     $   1.77     $   1.31
     (diluted)                       Pro forma           1.38         1.75         1.30

   In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: dividend yield of 1.79%, 1.22% and 2.26%; expected volatility of 21.79%, 19.67% and 20.50%; risk-free interest rates of 5.02%, 5.89% and 6.56%;
and expected lives of ten years for all years. Compensation expense in the pro forma disclosures is not indicative of future amounts as options vest over several years and additional grants are generally made each year.


   A summary of options information for the years ended December 31, 1998, 1997 and 1996 follows (000's omitted except per share data):

                                                        1998                              1997                   1996
                                       -------------------------  ------------------------------  ----------------------------
                                        Shares  Weighted-Average    Shares      Weighted-Average   Shares     Weighted-Average
                                                 Exercise Price                 Exercise Price                Exercise Price
                                       --------- --------------  ----------     ----------------  --------    ----------------
Outstanding at beginning of year       3,932,271     $17.88       3,774,492          $15.98      2,685,747       $13.41
Granted                                1,664,200      38.00         655,437           20.97      1,537,809        20.25
Exercised                               (615,884)     15.27        (465,429)          11.31       (272,778)       12.46
Forfeited/revoked                        (39,996)     25.48         (32,229)          17.96       (176,286)       19.56
                                      ----------                  ---------                      ---------
Outstanding at end of year             4,940,591      25.11       3,932,271           17.88      3,774,492        15.98
                                      ==========                  =========                      =========

Options exercisable at end of year     2,243,982                  2,108,790                      1,956,030
Weighted-average fair value of
     options granted during the year                 $13.39                         $ 7.66                         $6.85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


     Options outstanding at December 31, 1998 consisted of the following:


                                     Options Outstanding                  Options Exercisable
-----------------------------------------------------------------------  --------------------------
    Range of                         Weighted-Average
    Exercise                              Remaining   Weighted-Average           Weighted-Average
     Prices                 Number  Contractual Life  Exercise Price     Number   Exercise Price
     -----                 -------- ----------------  ----------------   ------- -----------------
  $  7.34 to 12.34         590,335       2.77 yrs      $11.50            490,335    $11.33
   $13.45 to 17.00         531,153       5.52 yrs       15.81            531,153     15.81
   $17.38 to 20.00         500,409       6.36 yrs       19.28            378,550     19.18
   $20.47 to 21.33       1,060,865       7.37 yrs       20.51            646,215     20.50
   $22.46 to 26.62         533,556       8.30 yrs       23.08            174,356     23.07
   $33.00 to 33.88         953,373       9.60 yrs       33.81             23,373     33.00
   $36.63 to 45.37         770,900       9.20 yrs       42.70                  0       n/a
                         ---------                                     ---------
                         4,940,591       7.34 yrs       25.11          2,243,982     17.49
                         =========                                     =========

MANAGEMENT DISCUSSION
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

"SELECTED QUARTERLY FINANCIAL DATA" FROM PAGE 22 (INCORPORATED INTO ITEM 8).

SELECTED QUARTERLY FINANCIAL DATA

(000's omitted except per share data)

Financial data for each quarter in the two years ended December 31,


                                                                            1998
                                            -----------------------------------------------------------------------
Quarter                                         1st           2nd              3rd          4th        Full Year
                                            ----------     ----------     ----------     ----------     ----------
Revenues..................................  $  512,554     $  518,578     $  514,766     $  508,392     $2,054,289
Income before income taxes................     116,333         72,913         64,019         53,841        307,107
Net income................................      84,178         58,850         52,915         45,623        241,567
Net income per common share...............         .51            .35            .31            .27           1.45
Net income per common share (diluted) ....         .49            .35            .30            .27           1.41


                                                                            1997
                                            -----------------------------------------------------------------------
Quarter                                        1st            2nd             3rd           4th         Full Year
                                            ----------     ----------     ----------     ----------     ----------
Revenues..................................  $  483,737     $  484,203     $  492,038     $  482,406     $1,942,384
Income before income taxes................      98,278        100,341        101,964         93,975        394,559
Net income................................      74,047         75,830         77,000         72,498        299,375
Net income per common share...............         .44            .46            .47            .44           1.81
Net income per common share (diluted) ....         .43            .44            .46            .43           1.77


Per share amounts reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998. Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.

22