Form 10-K, Exhibit 13
period 1999-12-31
CINCINNATI FINANCIAL CORP
filed 2000-03-23
CIK 20286

                                   EXHIBIT 13

Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 1999.

Segment information from pages 35 and 36 (incorporated into Item 1).


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

                                                          Years Ended December 31,
                                                         --------------------------
REVENUES                                        1999                  1998                  1997
                                            ------------------------------------------------------
 Commercial lines insurance ........        $  1,088,039         $  1,019,463         $    983,605
 Personal lines insurance ..........             569,238              523,176              469,921
 Life insurance ....................              74,673               70,096               62,852
 Investment operations .............             386,209              433,302              417,827
 Corporate and other ...............              10,064                8,252                8,179
                                            ------------         ------------         ------------
    Total revenues .................        $  2,128,223         $  2,054,289         $  1,942,384
                                            ============         ============         ============

INCOME BEFORE INCOME TAXES
 Property and casualty insurance ...        $      3,241         $    (59,438)        $     28,955
 Life insurance ....................                (903)              (1,776)               2,763
 Investment operations .............             355,643              403,925              390,850
 Corporate and other ...............             (36,408)             (35,604)             (28,009)
                                            ------------         ------------         ------------
    Total income before income taxes        $    321,573         $    307,107         $    394,559
                                            ============         ============         ============

IDENTIFIABLE ASSETS
 Property and casualty insurance ...        $  5,372,717         $  5,483,137         $  4,953,259
 Life insurance ....................           1,441,657            1,203,908            1,094,445
 Corporate and other ...............           4,565,840            4,399,458            3,445,721
                                            ------------         ------------         ------------
    Total identifiable assets ......        $ 11,380,214         $ 11,086,503         $  9,493,425
                                            ============         ============         ============

Text data from pages 6 through 14 (incorporated into Item 1).


PROPERTY AND CASUALTY
INSURANCE OPERATIONS

         Property and casualty insurance underwriting achieved a combined loss and expense ratio of 100.0% for 1999, on a statutory basis. Several factors converged to improve performance over 1998, when the ratio was 103.6%. Primary among those factors were increased underwriting discipline, reduced catastrophe losses, selective abatement of competitive pressure on commercial pricing and some rate improvements on personal lines.

         Net written premiums advanced to $1.681 billion, up 7.9% versus estimated industry growth of 2.3%. New business reached $210.3 million in direct premiums, compared with 1998's $218.4 million. The decrease reflected heightened efforts to balance growth and profitability. Notably, fourth- quarter highlights included new business growth of 11.0% and a $19.0 million gross underwriting profit, the second quarterly underwriting gain in 1999.

INNOVATION: PARTNERING
WITH AGENTS

         Our strong desire to remain a stable market for most of our agents' best accounts influences the strategies we employ to underwrite profitably. Where some other insurers tighten up by eliminating whole classes of business or drastically raising prices, we're more likely to search for flexible solutions that allow us to write each account. Sometimes the overall risk can be made more attractive by selling additional, more highly profitable coverages in the package, increasing the total premium while giving the policyholder extra value. Or we may offer to write the same policy at a higher price for a multi-year term. This gives policyholders a guarantee that the rates on most coverages won't increase, reduces their incentive to shop their business every year and lowers processing expenses for agents and for us. Innovative strategies do much more than control our profitability; they give agents new advantages to sell.

         To provide individualized solutions for agencies and accounts, we must give them each more personal attention. That's why we choose to keep our agency partnerships under 1,000 instead of taking the approach of appointing every agency that asks to represent us. We commit to having a strong local presence by placing almost a third of our staff in the field, assigning well-trained underwriters and granting easy access to our executives and headquarters staff.

         While we've succeeded at keeping the number of partnerships fairly constant, the average size of those agencies is increasing due to mergers and consolidations. Many agencies now have multiple locations, giving them a larger marketing radius and larger volume. We wrote an average of $1.7 million of premiums per agency in 1999, out of more than $9 billion total volume reported for all 977 agencies. There is clearly room to grow by further penetrating these prosperous, top-tier agencies.

INNOVATION: CREATING
OPPORTUNITIES

         Cincinnati also has room to grow geographically. We've expanded to seven new states over the past five years and expect to appoint our first Utah agency soon. It takes time to develop our style of relationship and build premium volume. Those seven new states accounted for $58.9 million of direct premiums in 1999, 3.4% of our total volume.

         For additional growth, we supplement the new states with expansion of the number of marketing territories in established states. Over the past five years, this strategy led to the creation of 12 additional, smaller territories where we could provide increased support in return for more business. For 2000, we are looking at staffing new territories in established states of Michigan, South Carolina, Tennessee, Pennsylvania and Illinois.

         We also grow by expanding the product lines our agents can sell. In 1999, Michigan moved into fourth place among our largest states, following addition of auto insurance to the products available there. Personal lines filings were approved during 1999 for Montana, a young state with $3 million in 1999 direct premiums; and selected personal lines are available in Idaho, the newest state, activated late in 1999.

         Cincinnati's product portfolio undergoes continuous review and enhancement to make sure agents have up-to-date products with differentiated features. Major 1999 updates included the Homeowner Plus value package of extra coverages, the Residential Business Program and the Businessowners Package Policy. New coverages that are giving agents marketing opportunities include Equipment Breakdown Coverage, Builders' Risk Soft Costs, Actual Loss Sustained

         Business Income and the Businessowners Package for Cosmetologists and Barbers.

         While many insurers pursue their own growth, the innovative Cincinnati approach focuses on the flexible underwriting and deeper relationships that help our agencies grow first. This is a prime reason for our property and casualty insurance group's high rankings and ratings (published in 1999 and generally based on 1998 performance):

- A.M. BEST COMPANY
   A++ (Superior), awarded to just 3% of
   insurer groups
- STANDARD & POOR'S
   AA+ (Very Strong) Security Circle
- WARD FINANCIAL GROUP
   Ward's 50 Benchmark Company, ninth
   consecutive year, for balancing policyholder safety and shareholder return
- ARKANSAS INDEPENDENT AGENTS ASSOCIATION
   Regional Company of the Year
- BEST'S REVIEW (JULY 1999)
   #33 nationally, net written premiums
- BEST'S REVIEW (SEPTEMBER 1999)
   #31 nationally, assets
- NATIONAL UNDERWRITER (AUGUST 1999)
   #40 nationally, direct written auto premiums
- BUSINESS WEEK GLOBAL 1000 (JULY 12, 1999)
   #327 in United States, based on financial measures
   #661 globally

INNOVATION: PROVIDING
THE RESOURCES

         A 1999 study by Conning & Co. named Cincinnati as one of the four most prominent middle market insurers. The report singled out effective use of technology and outstanding service as the two most important strategies for future success in this market. Both the commercial and personal lines areas of the Company are dedicating resources to bring the benefits of technology and service to agents.

         Multi-year projects now underway are beginning to change business workflow. At this time, the headquarters staff and field representatives across the country have been connected to a corporate intranet. CFCNet provides a direct communication link between headquarters, field staff and agencies. This spring, when we begin connecting agencies, they will have online access from their offices to property and casualty policy forms and manuals in our Electronic Document Repository. This repository is the infrastructure for automation of paper-based processes.

         Ongoing software and systems projects contribute to progress in every area. Personal lines agents received software to calculate property values and establish correct policy limits, providing the right level of protection at the right price. Sales and Commercial Lines teamed up to attract $12.7 million of jumbo account new business, averaging over $140,000 per package. The large account unit's underwriters are skilled in quoting and underwriting multi-state accounts supported by appropriate resources--loss control, claims service agreements and loss reports customized to the policyholder's needs. When fully implemented, new large loss reporting software will let policyholders view their reports online via a secure Internet link.

         By partnering with good agents and innovating to meet their needs, Cincinnati has achieved outstanding commercial and personal insurance rankings and ratings:

-  CRITTENDEN'S PROPERTY/CASUALTY RATINGS
   #1 commercial insurer nationwide for
   1999--agent survey covering six service
   categories (January 4, 2000); fourth year as the agents' top choice
   #1 insurer for commercial umbrellas,
   employment practices liability, multi-peril, commercial inland marine, commercial general liability--product-specific agent surveys
   #2 insurer for commercial auto and business owner policies--product-specific agent surveys
-  BEST'S REVIEW (JULY 1999)
   #1 insurer in Ohio for commercial auto
   direct premiums, with an 8% market share
   #14 of Top 250 insurers for commercial
   multi-peril net written premiums
-  STANDARD & POOR'S
   (BUSINESS INSURANCE, OCTOBER 25, 1999)
   One of the "Top Global Business Insurers
   Operating in the United States," based on suggestions from market participants and share of commercial risks written in the local market
-  BEST'S REVIEW (SEPTEMBER 1999)
   #27 for homeowner direct written premiums

-  NATIONAL UNDERWRITER (AUGUST 16, 1999)
   #68 insurer for private passenger auto direct written premiums
-  INDEPENDENT CONSUMER SURVEY
   Highest-rated independent agent insurer for auto claims satisfaction

LIFE INSURANCE
OPERATIONS

INNOVATION: ALIGNING PRODUCT
AND DISTRIBUTION

         Cincinnati Life contributed $28.1 million of net operating income in 1999, up from $23.6 million in 1998. Gross written premiums were $420.7 million, including the $302.9 million dollar, single-premium Bank Owned Life Insurance policy discussed in the Shareholders' Letter (page 3).

         The Company's life insurance operations are in the third year of new leadership. Management's charge is to align product and distribution to achieve corporate objectives, by rounding accounts and improving persistency of business for Cincinnati's property and casualty agencies. Innovations include a new generation of life products, updated agent compensation programs, a larger agency force and expanded geographical presence.

         On the product side, a third-party agreement made it possible to add LifeHorizons Long Term Care to the portfolio and hold training seminars for over 1,000 agents who are selling the coverage. Term insurance sales were very strong as consumers locked in long-term rate guarantees before Triple X regulations became effective on January 1, 2000. Term life first-year premiums rose 70% and ordinary life applications,including individual term, whole life and universal products, rose 64%.

         Because term insurance is easily cross-sold to property and casualty policyholders, it opens doors to increased life production from those agencies. We will introduce an updated series of LifeHorizons Term in 2000, as well as survival universal life, disability products, a single premium deferred annuity and a flexible premium deferred annuity.

         The broader product portfolio gives agents the full range they must have to meet most life insurance needs of their property and casualty clientele. It also makes recruiting agencies in new states easier. During 1999, we appointed our first agents in Massachusetts, Connecticut, Montana and Nevada. As Cincinnati Life enters states or areas where we have no property casualty agents selling life insurance, we are recruiting independent life agencies. This strategy increases our return on product development because these agencies require less support at a lower fixed cost.

         Cincinnati Life will pilot imaging and automated workflow for the Corporation during 2000. Over 325,000 active files will be converted to digital format for online access, with major implications for enhanced service to agencies.

         Cincinnati Life's solid financial strength qualifies it for the high rankings and ratings that increase the comfort level of property and casualty agencies considering life insurance sales:

-  BEST'S REVIEW (JULY 1999)
   #100 for ordinary life insurance premiums
   #330 for net premiums written
-  WARD FINANCIAL GROUP
   Ward's 50 Benchmark Company, seventh
   consecutive year, for policyholder safety and financial strength
-  A.M. BEST COMPANY
   A+ (Superior)
-  STANDARD & POOR'S
   AA+ (Very Strong), Security Circle

FINANCIAL SERVICES

         Cincinnati's financial services subsidiaries enhance relationships by increasing service to our agent customers while providing direct availability to other organizations and individuals.

INNOVATION: CROSS-SELLING

         CFC Investment Company, the commercial lease and finance subsidiary, reported $3.2 million of net income in 1999. Gross receivables rose 19.9% to $92.6 million as of December 31, 1999. In addition to paying finders' fees to agents for referrals, CFC Investment provides agencies with equipment and vehicles through incentive leases. The Sales Department negotiates generous repayment agreements in exchange for higher insurance premium production. During 1999, two new marketing territories were staffed in Georgia and in Kentucky/ Tennessee.

         1999 was the first full year of operations for the asset management services subsidiary, CinFin Capital Management Company. Although start-up costs exceeded income, the Company ended the year with 14 accounts and more than $450 million under management. This amount includes $302.9 million from the large Cincinnati Life policy discussed in the Shareholders' Letter (page 3). As Cincinnati Life pursues additional sales of this type, CinFin's asset management services should be a sales advantage.

         Prospective clientele for CinFin services include corporations, insurance agencies and companies, institutions, pension plans and high net-worth individuals. As Cincinnati executives travel to 28 cities for insurance sales meetings this spring, they will introduce agents to CinFin's disciplined, buy-and-hold approach to investing.

INVESTMENT OPERATIONS

INNOVATION: FOCUSING ON THE
LONG TERM

         Cincinnati's investment style is differentiated by our focus on common stocks of well-managed, high-quality companies with proven success and regular dividend increases. During 1999, 35 of the 45 stocks held in the portfolio announced dividend increases, adding $16.1 million, on an annualized basis, to our investment income. Revenues from investment income advanced $18.8 million, a 5.1% increase.

         We achieved this growth with an unusually low level of new investment dollars, due to cash outlays for priority projects of major importance to the Company's future. We spent $35.2 million in 1999 to double the size of our offices, bringing headquarters associates back under one roof for increased efficiency; approximately $23 million for ongoing software development; and $217.1 million to repurchase 6.1 million shares of CFC common stock at an average price of $35.66 per share. After a purchase of 589,000 shares in January of 2000, a balance of 10.3 million shares remained authorized for repurchase under the 17 million share program announced in February 1999. The average price of all repurchases since November of 1996 is $32.13.

         We recorded a slight realized capital loss in 1999, less than $0.4 million, compared with net realized capital gains of $42.5 million in 1998. Our policy, over the years, has been to offset capital gains during the fourth quarter and minimize taxes.

         The Company's exceptionally strong surplus allows us to capture long-term gains by investing more in common stocks than is typical for many insurers. We continued in 1999 to invest over 40% of new money in equities. The cost basis of the common stock portfolio was $1.602 billion or 34.0% of the total portfolio's cost at December 31, 1999. Because of our buy-and-hold philosophy, equities accounted for $7.107 billion or 70.2% of total portfolio value on a market basis, as of December 31, 1999.

         Half of our top 10 equity holdings are financial stocks, a sector temporarily out of favor at year-end 1999. We own financial stocks because of their strong fundamentals, including consistent earnings and dividend histories, in contrast to technology stocks that inflated gains in 1999 for the S&P 500. At year-end 1999, unrealized equity gains in our common stock portfolio were $5.485 billion versus $5.455 billion at year-end 1998. For the three-year period 1997-99, annual total return on our portfolio was 28.7% versus 27.5 % for the S&P 500.
         Higher interest rates impacted the bond market, reducing its asset value by $194.8 million as of December 31, 1999. Looking forward to 2000, those high interest rates should bring many opportunities to select fixed-income investments with higher current income and the potential for ratings upgrade.

         Reflecting the lower unrealized gains in the portfolio, the book value of Cincinnati Financial stock was $33.46 at year-end 1999 versus $33.72 at year-end 1998. Book value over the past three years grew at a 20.9% compound growth rate.

PUBLIC RESPONSIBILITY

INNOVATION: SPEAKING OUT,
STEPPING UP

         Published rankings peg Cincinnati as the 18(th) largest insurer in the country for revenues and the 33(rd) largest for net written premiums--but size alone doesn't determine an insurer's spot as a good corporate citizen and industry leader. We back our commitment to local independent agents and their customers with a tradition of civic involvement and social responsibility. In 1999, this tradition took us to classrooms and to nonprofit boardrooms, to statehouses and to Congress.

         The legislative news of the year was the Gramm-Leach-Bliley Act. The law paves the way for insurers, securities firms and banks to enter each other's businesses. Your Company actively presented our industry perspective as legislators crafted provisions. Our goal was to make sure that, in this new landscape, consumers will benefit from consistent regulatory oversight, regardless of the type of financial company providing their insurance. We believe the law, as enacted, sufficiently preserves state regulation of insurance and protects consumer privacy.

         During 1999, your Company helped recruit more than 50 Congressional sponsors for the Policyholder Disaster Protection Act (H.R. 2749, S.1914), a proposal to protect insurer solvency and provide mega-disaster recovery funds through restricted, tax-deferred insurer reserves. We continue to help build support for the proposal through a broad coalition of insurance, business and consumer organizations. The Company's representative testified before a Congressional committee to urge consideration of this private-sector solution--and to oppose passage of other disaster insurance legislation (H.R.
21) that unnecessarily involves the federal government. To learn more about this issue, visit www.pdpc.com.

         Doing what's right for the people we serve is the principle that drives Cincinnati Financial and The Cincinnati Insurance Companies to innovate. Consistent innovation has given us strong agency partnerships, highly-rated claims service, satisfied policyholders...and loyal shareholders who see the opportunity to grow and profit with us over the years. Thank you for your support.

Loss and loss expenses in Notes to Financial Statements from page 31 (incorporated into Item 1).

4. LOSSES AND LOSS EXPENSES
   Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                                                               Years Ended December 31,
                                                                  ------------------------------------------------
                                                                      1999              1998               1997
                                                                  ----------         ----------         ----------
Balance at January 1                                              $1,978,461         $1,888,883         $1,824,296
  Less reinsurance receivable ............................           138,138            112,235            121,881
                                                                  ----------         ----------         ----------
Net balance at January 1 .................................         1,840,323          1,776,648          1,702,415
                                                                  ----------         ----------         ----------
Incurred related to:
  Current year ...........................................         1,303,561          1,306,194          1,115,140
  Prior years ............................................          (116,061)          (153,311)          (119,654)
                                                                  ----------         ----------         ----------
Total incurred ...........................................         1,187,590          1,152,883            995,486
                                                                  ----------         ----------         ----------
Paid related to:
  Current year ...........................................           574,038            590,366            467,843
  Prior years ............................................           522,108            498,842            453,410
                                                                  ----------         ----------         ----------
Total paid ...............................................         1,096,146          1,089,208            921,253
                                                                  ----------         ----------         ----------
Net balance at December 31 ...............................         1,931,767          1,840,323          1,776,648
  Plus reinsurance receivable ............................           160,809            138,138            112,235
                                                                  ----------         ----------         ----------
  Balance at December 31                                          $2,092,576         $1,978,461         $1,888,883
                                                                  ==========         ==========         ==========

         As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $116,061,000, $153,311,000 and $119,654,000 in 1999, 1998 and 1997. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

         The reserve for losses and loss expenses in the accompanying balance sheets also includes $61,573,000 and $76,264,000 at December 31, 1999 and 1998, respectively, for certain life/health losses and loss checks payable.


"Price range of Common Stock" section from page 38 (incorporated into Item 5).


Shares are traded nationally over the counter. Closing sale price is quoted under the symbol CINF on the National Market List of Nasdaq (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                            1999                                                          1998
                     ------------------------------------------------      -------------------------------------------------------
Quarter                1ST          2ND          3RD         4TH             1st              2nd             3rd           4th
                     -------     ---------     -------     ----------      --------        ---------        -------        -------
High ........        $39 1/4     $41 15/32     $42 1/4     $37 1/16        $45 3/8         $45 21/64        $39 1/8        $40
Low .........         30 7/8      36 5/16       36 3/4      30 1/8          41 21/64        36 5/8           30 3/4         31 5/8
Dividend paid        .15 1/3     .17           .17         .17             .13 2/3         .15 1/3          .15 1/3        .15 1/3

"Selected Financial Information" from pages 16 and 17 (incorporated into Item
6).

SELECTED FINANCIAL INFORMATION
(000's omitted except per share data and ratios)
Cincinnati Financial Corporation and Subsidiaries

------------------------------------------------------------------------------------------------------------------

                                                               Years Ended December 31,
                                           1999               1998               1997               1996
                                        -----------        -----------        -----------        -----------
TOTAL ASSETS ......................     $11,380,214         $11,086,503        $ 9,493,425        $ 7,045,514
LONG-TERM OBLIGATIONS..............     $   456,373         $   471,520        $    58,430        $    79,847
SHAREHOLDERS' EQUITY...............     $ 5,421,284         $ 5,620,936        $ 4,716,965        $ 3,162,889
BOOK VALUE PER SHARE...............     $     33.46         $     33.72        $     28.35        $     18.95
------------------------------------------------------------------------------------------------------------------
REVENUES
Premium Income ....................     $ 1,731,950         $ 1,612,735        $ 1,516,378        $ 1,422,897
Investment Income (Less Expense)            386,773             367,993            348,597            327,307
Realized Gains on Investments .....            (564)             65,309             69,230             47,946
Other Income ......................          10,064               8,252              8,179             10,599
NET INCOME BEFORE REALIZED
   GAINS ON INVESTMENTS
In Total ..........................     $   255,089         $   199,116        $   254,375        $   192,595
Per Common Share ..................            1.55                1.19               1.54               1.15
Per Common Share (Diluted)                     1.51                1.16               1.49               1.11
NET INCOME
In Total ..........................     $   254,722         $   241,567        $   299,375        $   223,760
Per Common Share ..................            1.55                1.45               1.81               1.34
Per Common Share (Diluted)                     1.52                1.41               1.77               1.31
------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE
Declared...........................     $       .68         $       .61 1/3    $       .54 2/3    $       .48 2/3
Paid...............................             .66 1/3             .59 2/3            .53 1/3            .47 2/3
------------------------------------------------------------------------------------------------------------------
PROPERTY AND CASUALTY OPERATIONS
Gross Premiums Written.............     $ 1,774,633         $ 1,656,476        $ 1,566,688        $ 1,476,011
Net Premiums Written ..............       1,680,812           1,557,581          1,471,603          1,383,525
Net Premiums Earned ...............       1,657,277           1,542,639          1,453,526          1,366,544

Loss and Expense Ratio (Statutory Basis):
Loss Ratio ........................            61.6%               65.4%              58.3%              61.6%
Loss Expense Ratio ................            10.0                 9.3               10.1               13.8
Underwriting Expense Ratio ........            28.4                28.9               29.3               27.6
                                        -----------         -----------        -----------        -----------
Combined Ratio ....................           100.0%              103.6%              97.7%             103.0%

Investment Income Before Taxes.....     $   207,640         $   203,919        $   199,427        $   190,318

Property and Casualty Reserves
Unearned Premiums .................     $   454,844         $   432,436        $   418,465        $   401,562
Losses ............................       1,513,134           1,432,212          1,373,950          1,319,286
Loss Adjustment Expense ...........         418,634             408,113            402,698            383,135

Statutory Policyholders' Surplus...     $ 2,851,774         $ 3,019,828        $ 2,472,532        $ 1,608,084
------------------------------------------------------------------------------------------------------------------

(*) 1993 earnings include a credit for $13,845 ($.08 per share) cumulative effect of a change in the method of accounting for income taxes to conform with SFAS No. 109 and a net charge of $8,641 ($.05 per share) related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.


Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------------
   1995            1994            1993            1992            1991            1990               1989
----------      ----------      ----------      ----------      ----------      ----------         ----------
$6,109,298      $4,734,279      $4,602,288      $4,098,713      $3,513,749      $2,626,156         $2,602,990
$   80,000      $   80,000      $   80,000      $   80,000      $      182      $      202         $      753
$2,657,971      $1,940,047      $1,947,338      $1,713,776      $1,441,401      $1,006,868         $1,020,253
$    15.90      $    11.63      $    11.70      $    10.37      $     8.79      $     6.18         $     6.31
-------------------------------------------------------------------------------------------------------------
$1,314,126      $1,219,033      $1,140,791      $1,038,772      $  947,576      $  871,196         $  813,313
   300,015         262,649         239,436         218,942         193,220         167,425            149,285
    30,781           19,557          51,529          35,885           7,641           1,488             4,678
    10,729           11,267          10,396          10,552          12,698           8,822             7,134

$  207,342      $  188,538      $  182,530(*)     $  147,669      $  141,273      $  128,052       $  111,477
      1.24            1.13            1.10(*)            .90             .86             .79              .69
      1.20            1.09            1.06(*)            .87             .86             .78              .69

$  227,350      $  201,230      $  216,024(*)     $  171,325      $  146,280      $  128,962       $  114,490
      1.36            1.21            1.30(*)           1.04             .90             .79              .71
      1.33            1.18            1.27(*)           1.03             .89             .79              .70
-------------------------------------------------------------------------------------------------------------
$      .42 2/3  $      .38 2/3  $      .34        $      .31      $      .27 2/3  $      .24 1/3   $      .22
       .42             .37 1/3         .33 1/3           .30             .27             .23 2/3          .21
-------------------------------------------------------------------------------------------------------------
$1,377,426      $1,287,280      $1,216,766        $1,089,901      $  996,807      $  896,204       $  845,346
 1,295,852       1,190,824       1,123,780         1,014,971         930,296         838,554          790,971
 1,263,257       1,169,940       1,092,135           992,335         903,465         828,046          771,205

      57.6%           63.3%           63.5%             63.8%           61.6%           61.6%            61.6%
      14.7             9.8             8.7               9.0             9.2             9.0              9.0
      27.1            27.5            27.9              29.0            28.9            29.0             29.1
 ---------      ----------      ----------        ----------      ----------      ----------       ----------
      99.4%          100.6%          100.1%            101.8%           99.7%           99.6%            99.7%

$  180,074      $  162,260      $  153,190        $  141,958      $  126,332      $  110,827       $   97,661

$  385,418      $  353,697      $  333,550        $  302,473      $  280,404      $  254,000       $  244,011
 1,274,180       1,213,383       1,100,051           960,571         825,952         692,081          616,730
   306,570         218,642         193,305           177,262         160,260         140,501          124,993

$1,268,597      $  998,595      $1,011,609        $  933,529      $  735,557      $  477,355       $  494,460
-------------------------------------------------------------------------------------------------------------

Per share data adjusted for three-for-one stock splits in 1998 and 1992 and stock dividends of 5 percent in 1996 and 1995.

"Management Discussion" from pages 18 through 23 (incorporated into Items 1, 7, and 7A).


MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
INTRODUCTION

This Management Discussion is intended to supplement the data contained in the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

         Cincinnati Financial Corporation (CFC) had six subsidiaries at year-end 1999. The lead property and casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 30 states through an elite corps of 977 independent insurance agencies. Also engaged in the property and casualty business are The Cincinnati Casualty Company, which works on a direct billing basis, and The Cincinnati Indemnity Company, which markets nonparticipatory workers' compensation and nonstandard policies for preferred risk accounts. The Cincinnati Life Insurance Company markets life, long term care, health and accident policies and annuities through property and casualty agencies and independent life agencies. CFC Investment Company complements the insurance subsidiaries with commercial leasing, financing and real estate services. The Company's sixth subsidiary, CinFin Capital Management Company, was established in 1998 to provide asset management services to institutions, corporations and individuals with $500,000 minimum accounts. CinFin's assets under management more than tripled to $462 million in 14 accounts by January 2000 from $150 million in two accounts in January 1999.

         Investment operations are CFC's primary source of profits. A total return strategy emphasizes investment in fixed-maturity securities as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term price appreciation.

         The following discussion, related consolidated financial statements and accompanying notes contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other natural causes; changes in insurance regulations or legislation that place the Company at a disadvantage in the marketplace; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively affecting the Company's equity portfolio; delays in the planned schedule of development and implementation of technology enhancements; and, decreased ability to generate growth in investment income. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material. Further, income per share discussions herein relate to basic income per share.

RESULTS OF OPERATION
OVERVIEW OF RESULTS
Primarily as a result of continued market penetration and entry into new states, CFC revenues have increased at a compound annual rate of 7.1%, reaching $2.128 billion in 1999, with property and casualty net written premiums also growing at a 7.1% rate to $1.681 billion over the past five years. In the same five-year period, total net income, including realized capital gains, grew at a compound rate of 4.8% to $254.7 million, or $1.55 per share, from $201.2 million, or $1.21. Net operating income, which excludes capital gains or losses, increased at a 6.2% rate to $255.1 million, or $1.55 per share, from $188.5 million, or $1.13, in 1994. Book value grew at a 23.5% compound rate over the same period to $33.46 per share in 1999 from $11.63.

         A number of factors, including the Company's strong reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates, led management to target an ambitious $2.0 billion in total direct written premiums by the year 2000. This goal was met in 1999, when the Company wrote $2.158 billion in direct written premiums, largely as the result of a single Bank Owned Life Insurance (BOLI) premium of $302.9 million written by The Cincinnati Life Insurance Company. Management believes the Company could again reach $2.0 billion in total direct written premiums in 2000, without additional BOLI sales. Management balances this goal with the objectives of generating an underwriting profit and maximizing annual growth in investment income.

         The following table and discussion analyzes results for the three-year period ending December 31, 1999 and provides insight into management's strategic direction.

------------------------------------------------------------------------------------------------------------------
(000,000's omitted except                     1999         CHANGE      CHANGE       1998        Change      Change
  per share data and ratios)                                  $          %                         $          $
------------------------------------------------------------------------------------------------------------------
Revenue                                   $   2,128.2    $   73.9         4     $   2,054.3   $   111.9        6
Net Operating Income                            255.1        56.0        28           199.1       (55.3)     (22)
Net Capital (Losses) Gains (after tax)            (.4)      (42.9)     (101)           42.5        (2.5)      (6)
Net Income                                      254.7        13.1         5           241.6       (57.8)     (19)
-----------------------------------------------------------------------------------------------------------------
Net Operating Income Per Share            $      1.55    $    .36        30     $      1.19   $     (.35)    (23)
Net Capital Gains Per Share                       .00        (.26)     (100)            .26         (.01)     (4)
Net Income Per Share                      $      1.55    $    .10         7     $      1.45   $     (.36)    (20)
-----------------------------------------------------------------------------------------------------------------
Catastrophe Losses (before tax)           $      36.8    $  (56.7)      (61)    $      93.5   $    68.0      267
Catastrophe Losses Per Share
  (after tax)                                     .15        (.21)      (58)             .36         .26     260
------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------
(000,000's omitted except                           1997       Change     Change
  per share data and ratios)                                    %
------------------------------------------------------------------------------------
Revenue                                        $   1,942.4   $   133.7       7
Net Operating Income                                 254.4        61.8      32
Net Capital (Losses) Gains (after tax)                45.0        13.8      44
Net Income                                           299.4        75.6      34
-------------------------------------------------------------------------------
Net Operating Income Per Share                 $      1.54   $     .39      34
Net Capital Gains Per Share                            .27         .08      42
Net Income Per Share                           $      1.81   $     .47      35
-------------------------------------------------------------------------------
Catastrophe Losses (before tax)                $      25.5   $   (39.2)    (60)
Catastrophe Losses Per Share
  (after tax)                                          .10        (.15)    (60)
------------------------------------------------------------------------------------

         The Company's financial results for the three years ending December 31, 1999 reflected growth in new insurance business and retention of renewal customers, offset by highly competitive property and casualty pricing in 1997 through the first half of 1999. Net operating earnings in 1999 were the best for any year in Company history, modestly surpassing the record results of 1997. Relatively low catastrophe losses contributed to the Company's 28% improvement in net operating income in 1999. In 1998, net operating income declined due to catastrophe losses and large property losses.

         The Company reported a modest net capital loss after tax of $0.4 million in 1999. Capital gains on sales of equity securities were offset by sales of fixed maturity securities with market value lower than book value, attributable to higher interest rates and sales of a few non-performing investments. In 2000, the Company expects to be able to invest available cash and proceeds from the sales of securities at higher yields. Revenue from investment income rose 5.1% to an all-time high of $386.8 million in 1999. Record investment income was achieved despite reduced cash flow available for investment in 1999, when more cash was spent on the Company's stock repurchase, the construction of a new office tower and ongoing technology initiatives.

YEAR 2000

The Company's Year 2000 project was successfully completed, with total expenses of $9.7 million over a six-year period ending in 1999. The investment included upgrading and replacement of systems that will generate long-term value for the Company. No material effect on operations or financial results occurred because of the calendar year change. Small isolated technical problems early in January 2000 were resolved quickly. Any future problems are anticipated to be minimal and further reporting of Year 2000 issues will not be made, unless the occurrence is material to the Company.


PROPERTY AND CASUALTY INSURANCE OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
(000,000's omitted except ratios)  1999     CHANGE     CHANGE     1998       Change     Change     1997       Change       Change
                                               $          %                     $         %                      $          %
----------------------------------------------------------------------------------------------------------------------------------
Gross Written Premiums           $1,774.6    $118.1      7.1     $1,656.5     $ 89.8      5.7     $1,566.7     $ 90.7       6.1
Net Written Premiums              1,680.8     123.2      7.9      1,557.6       86.0      5.8      1,471.6       88.1       6.4
Net Earned Premiums               1,657.3     114.7      7.4      1,542.6       89.1      6.1      1,453.5       87.0       6.4
Loss and LAE Ratio                   71.6%      n/a     (4.1)        74.7%       n/a      9.2         68.4%       n/a      (9.3)
Expense Ratio (Statutory Basis)      28.4%      n/a     (1.7)        28.9%       n/a     (1.4)        29.3%       n/a       6.2
Combined Ratio (Statutory Basis)    100.0%      n/a     (3.5)       103.6%       n/a      6.0         97.7%       n/a      (5.1)
----------------------------------------------------------------------------------------------------------------------------------

PREMIUMS -- The Company's property and casualty total net written premiums, which advanced 7.9% in 1999, continued to outpace the estimated industry growth rate. The Company's commercial lines growth rate reversed a downward trend to increase 7.9% to $1,099.8 billion in 1999 versus 3.3% in 1998 and 3.6% in 1997.
Personal lines net written premiums increased 8.0% to $581.0 million in 1999 compared with 11.0% in 1998 and 12.4% in 1997.

         During 1999, the commercial insurance market continued to experience the price competition that began prior to 1996, although some of the Company's field marketing representatives and independent agents reported firmer pricing for selected lines in some market areas. Accelerated growth of new business later in the year brought the 1999 total to $210.3 million versus $218.4 million in 1998. The Company continues to selectively underwrite both new and renewal accounts, carefully assessing profitability.

         In addition, the Company completed an agency re-underwriting program that helped restore profitability to its personal lines insurance business. The improved profitability was balanced against slower premium growth, and the Company anticipates that the pace of personal lines growth will continue to reflect heightened underwriting discipline and the need for upcoming technology upgrades.

         While improved pricing of some commercial lines of business should contribute to future growth, the Company will be challenged to continue achieving strong personal lines growth. To continue its growth and maximize profitability, the Company is working harder to develop new and retain profitable business by:

   - pursuing a marketing strategy that permits field representatives to spend more time assisting the independent insurance agents and
   - providing innovative product and service solutions that meet the needs of the Company's independent agents.

         Management believes additional market penetration can be achieved by leveraging strong relationships with independent agencies. The Company also can distinguish itself through competitive features of its insurance products such as the availability of three- and five-year policy terms for many types of insurance coverage.

         In 1999, approximately 97% of the Company's premium volume was in states in which the Company has had a presence for more than five years. During the past five years, the Company added 12 territories in established states,restructuring so that each field representative has fewer agencies to serve. The Company expects to subdivide as many as five territories in 2000 and 2001 to further strengthen agency relationships.

         Entry into new states also has been a source of premium growth. The Company appointed its first agent in Idaho late in 1999 and expects to be active in Utah in 2000. A very successful example of a new market entry is Minnesota, where premium volume reached $23.1 million in 1999, up from $2.9 million in 1995. From 1997 through 1999, the Company began marketing commercial lines in North Dakota, Montana, Idaho and upstate New York and added full personal lines in Minnesota, North Dakota, Montana and Pennsylvania. The Company's criteria for entry into new states include a favorable regulatory climate and no residual market.

         The Company's Special Accounts unit enjoyed strong growth in 1999. Formed to underwrite and support large, multi-state accounts, the unit generated $12.7 million in new business in 1999 -- up from $8.3 million in 1998. The accounts in this unit are among the largest businesses served by the Company's agents.

         EXPENSES -- The Company recorded a $6.2 million statutory gross underwriting loss in 1999, compared with a $59.6 million statutory gross underwriting loss in 1998 and a $28.6 million gross underwriting profit in 1997. The 1999 underwriting loss, reflecting a combined ratio (statutory basis) of 100.0%, was primarily the result of strong premium growth and more favorable loss results, with catastrophe losses accounting for only 2.2 percentage points of the loss and loss adjustment expense ratio. The 1998 underwriting loss, reflecting a combined ratio of 103.6%, was primarily the result of catastrophe losses, which added 6.1 percentage points to the loss and loss adjustment expense ratio, as well as an unusual number of losses greater than $1 million, including several large fire losses. In 1997, catastrophe losses had a 1.8 percentage point impact on a combined ratio of 97.7%.

         Due to the nature of catastrophic events, management is unable to predict accurately the frequency or potential cost of such occurrences in the future. However, in an effort to control such catastrophe losses, the Company has continued not to market property and casualty insurance in California, not to write flood insurance, to review exposure to huge disasters and reduce coverage in certain coastal regions. For property catastrophes, the Company retains the first $25 million of losses and is reinsured for 95% of losses from $25 million up to $200 million.

         The pure loss ratio for commercial lines increased to 61.4% in 1999 from 61.1% in 1998 and 53.3% in 1997. The 1999 pure loss ratio for commercial lines was increased by 1.3 percentage points due to Ohio uninsured motorist claims that the Company incurred, which resulted in losses of $13.7 million. In 1999, the Ohio Supreme Court ruled that Ohio business automobile policies cover employees or their family members for injuries caused by uninsured and underinsured motorists, even when the injured persons are not in company vehicles or on company business. Effective October 1, 1999, the Company began using new language in Ohio business auto policies to relieve business policyholders of the need to fund this coverage for losses that they did not intend to assume responsibility for. The Company is being very proactive about changing the policy language on renewals, at or before the policy anniversaries,and amending language on policies outside of Ohio to protect business owner policyholders from this type of risk.

         The pure loss ratio for personal lines improved to 62.0% for 1999, down from 73.8% in 1998 and 68.9% in 1997. Lower catastrophe losses accounted for 6.3 percentage points of the improvement between 1999 and 1998. The Company's 1998-1999 agency re-underwriting program, designed to help restore profitability, accounted for the remainder.

         The expense ratio (statutory basis) continued to decline slightly in 1999, dropping to 28.4% from 28.9% in 1998 and 29.3% in 1997, as the Company maintained a sustainable level of investment in staff and costs associated with upgrading technology and facilities. For the next several years, the Company anticipates the expense ratio will be affected by plans to invest in upgraded or new direct personal lines billing software for the Company's property and casualty subsidiaries, with the phased roll-outs planned for 2000 through 2001.

         In January 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance on the capitalization of costs related to internal use software and does not require restatement of prior period amounts. The Company capitalized costs of $6.0 million in 1999, which would have been expensed under the Company's prior policy.

         As discussed in the Notes to the Consolidated Financial Statements, the Company's liabilities for insurance reserves are estimated by management based upon Company experience. The Company consistently has established property and casualty insurance reserves, including adjustments of estimates, using information from internal analysis and review by external actuaries. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is less than it otherwise would be, due to the stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods. Reserves for environmental claims have been reviewed and the Company believes at this time these reserves are adequate. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most commercial accounts are written with post-date coverages that afford clean-up costs and Superfund responses.

Cincinnati Financial Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------
LIFE AND ACCIDENT AND HEALTH
-----------------------------------------------------------------------------------------------------------------------------
(000,000's omitted except     1999       CHANGE    CHANGE       1998     Change    Change       1997       Change      Change
ratios)                                     $        %                       $        %                       $          %
-----------------------------------------------------------------------------------------------------------------------------
Gross Written Premiums     $  420.7      $306.0     266.8    $   114.7    $ 17.1     17.5    $     97.6     $  7.8       8.7
Net Written Premiums          410.4       301.2     275.8        109.2      16.8     18.2          92.4        7.2       8.5
Net Earned Premiums            74.7         4.6       6.6         70.1       7.2     11.4          62.9        6.5      11.5
Total Assets                1,447.1       236.9      19.6      1,210.2     110.2     10.0       1,100.0      192.7      21.2
Equity                        463.2       (61.8)    (11.8)       525.0      48.4     10.2         476.6      101.0      26.9
Net Operating Income           28.1         4.5      19.1         23.6      (1.2)    (4.8)         24.8        4.7      23.4
-----------------------------------------------------------------------------------------------------------------------------

         CFC's life insurance subsidiary had total net earned premium income for 1999 of $74.7 million, up from $70.1 million in 1998 and $62.9 million in 1997. Life insurance premiums were $65.1 million in 1999, $61.7 million in 1998 and $54.7 million in 1997. The life insurance subsidiary contributed 11% of CFC's operating income in 1999, down from 12% in 1998 but above the 10% in 1997.

         The growth in life insurance premium came primarily from the sale of term insurance. The LifeHorizons products offered competitive rates and commissions along with guaranteed level premiums for periods up to 30 years. Term insurance sales were strong throughout the industry as policyholders wanted to lock in those level premiums before "Triple X" regulations took effect on January 1, 2000. Term life first-year premiums rose 70% and ordinary life applications, including individual term, whole life and universal products, rose 64%. Worksite marketing applications increased 17% in 1999.

         An important part of Cincinnati Life's strategic mission is to round out accounts while improving persistency for the Company. Term and worksite insurance products are well suited to cross selling by the Company's property and casualty agency force. Agents find that offering worksite marketing to employees of their small commercial accounts provides a benefit to the employees at low cost to the employer.

         With the success of the term and worksite efforts, the Company intends to enhance and develop new life insurance products that will meet the needs of the property and casualty agent and their customers as well as attract independent life agents to help support overall product volume.

         INVESTMENT INCOME AND INVESTMENTS
Though the growth rate for investment income declined slightly to 5.1% in 1999 from 5.6% in 1998, income reached a record level of $386.8 million primarily as a result of investing the cash flows from operating activities and the collection of dividend increases from equity securities in the investment portfolio.

         The primary reason for the slower growth in 1999 was the use of $217.1 million of cash flow to fund the repurchase of the Company's common stock, which decreased cash available for the investment portfolio compared with 1998, a year affected by high catastrophe losses, and 1997. The asset value of the equities rose by about $56 million in 1999, offset by the bond portfolio, which declined by about $195 million, in line with the market. In 1999, 35 out of the 45 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $16.1 million to future annualized investment earnings.

         The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium- risk, fixed maturity and equity securities, while earning optimal returns on the equity portfolio through higher dividends and capital appreciation. The Company's investment decisions on an individual insurance company basis are influenced by insurance regulatory statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk.

         Investments in common stocks have emphasized securities with an annual dividend yield of at least 2% to 3% and with annual dividend increases. The Company's portfolio of equity investments had an average dividend yield-to-cost of 8.9% at December 31, 1999. Management's strategy in equity investments includes identifying approximately 10 to 12 companies, for the core of the investment portfolio, in which the Company can accumulate 10% to 20% of their common stock.

INTEREST AND INCOME TAXES

The Company's income tax expense was $66.9 million, $65.5 million and $95.2 million for 1999, 1998 and 1997, respectively, while the effective tax rate was 20.79%, 21.34% and 24.12%, for the same periods. The higher tax rate in 1997 primarily was due to the strong underwriting profit recorded for the year and higher capital gains. The effective rate remained constant from 1998 to 1999. The Company incurred no additional alternative minimum tax expenses for the three years.

CASH FLOW AND LIQUIDITY
--------------------------------------------------------------------------------
(000,000's omitted)                         1999        1998        1997
--------------------------------------------------------------------------------
Net Cash Provided by
   Operating Activities                   $ 687.8     $ 273.6     $ 427.0
Net Cash Used in Investing Activities      (205.3)     (320.7)     (282.5)
Net Cash (Used in) Provided by
   Financing Activities                    (201.6)       25.5      (124.2)
Net Increase (Decrease) in Cash             280.9       (21.6)       20.3
Cash at Beginning of Year                    58.6        80.2        59.9
Cash at End of Year                         339.5        58.6        80.2
Supplemental
   Interest Paid                             31.6        36.4        21.8
   Income Taxes Paid                         55.0        91.2        95.5
--------------------------------------------------------------------------------
CASH FLOW

In 1999, operating cash flow was 151% higher than in 1998, primarily because of the sale of a $302.9 BOLI policy. Excluding this event, operating cash flow was 41% higher than in 1998 primarily because of lower catastrophe losses. For the years 1999 and 1998, cash flow was sufficient to meet operating needs, but short-term borrowings were utilized for financing and investing activities. In 1997, operating cash flow was sufficient to meet operating needs and provide for financing needs and increased investment. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business nor are there plans to reduce protection by ceded reinsurance agreements with financially stable reinsurance companies. Further, the Company has no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 3% of gross premiums in each of the last three years.

         The change in net cash used in investing activities for 1999 reflected a decline in the amount of fixed maturity investments being called by the issuers, compared with the higher amounts called in 1998 and 1997. This also resulted in lower levels of fixed maturities purchased in 1999, compared with 1998 and 1997. Cash flows used in net purchases of fixed maturity and equity securities, respectively, amounted to $45.1 million and $49.0 million in 1999, $107.8 million and $153.2 million in 1998, and $122.6 million and $134.1 million in 1997. For the years 1999 and 1997, the primary reasons for increases in net cash used for financing activities were for the payment of cash dividends and the purchase of treasury shares. In 1998, net cash was provided in financing activities due to the issuance of a senior debenture, offset by treasury share purchases, cash dividend payments and reduction of short-term debt.

     NOTES PAYABLE -- Notes payable, primarily short-term debt used to enhance liquidity, increased to $118.0 million in 1999 from zero in 1998. Management used short-term debt for purchase of treasury shares, the construction of an additional Cincinnati headquarters building and for other purposes.

     DIVIDENDS -- CFC has increased cash dividends to shareholders for 39 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 1998, the CFC Board increased the indicated annual dividend 12.2%, raising the annual dividend five cents to an indicated annual rate of $1.84 (pre split basis). At the same time, the Board of Directors announced its intention to declare a three-for-one split to be distributed on May 15, 1998, to shareholders of record as of April 24, 1998, which was authorized on April 4, 1998, based on shareholder approval of a proposal to increase authorized shares to 200 million from 80 million.

         On February 6, 1999, the Board of Directors authorized a 10.9% cash dividend increase, raising the quarterly dividend by one and two-thirds cents to an indicated annual rate of $0.68.

         On February 5, 2000, the Board of Directors authorized an 11.8% increase in the regular quarterly dividend to an indicated annual rate of $0.76 per share. Since 1987, the Company's Board has authorized three additional stock splits or stock dividends: a 5% stock dividend in 1996; a 5% stock dividend in 1995 and a three-for-one stock split in 1992. After the stock split in 1998, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 1,946 Cincinnati Financial shares, if all shares from accrued stock dividends and splits were held and cash dividends not reinvested. In the past 10 years, the Company has paid an average of 30-35% of net income as dividends, with the other 65-70% reinvested for future growth. The ability of the Company to continue paying cash dividends is subject to such factors as the Board of Directors may deem relevant.

FINANCIAL CONDITION
ASSETS
Cash and marketable securities of $10.468 billion make up 92.0% of the Company's $11.380 billion assets; this compares with 93.1% in 1998 and 93.0% in 1997. The Company has only minor investments in real estate and mortgages, which are typically illiquid. At December 31, 1999, the Company's portfolio of fixed maturity securities had an average yield-to-cost of 8.3% and an average maturity of 10 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Many of these bonds are not rated due to the small size of their offerings.

         At year-end 1999 and 1998, investments totaling approximately $888 million and $873 million ($970 million and $883 million at cost) of the Company's $10.194 billion and $10.325 billion investment portfolio related to securities rated as non-investment grade or not rated by Moody's Investors Service or Standard & Poor's. Such investments, which tend to have higher yields, historically have benefited the Company's results of operations. Further, many have been upgraded to investment grade while owned by CFC. Because of alternative minimum tax matters, the Company uses a blend of tax-exemptand taxable fixed maturity securities. Tax-exempt bonds comprise 9% of invested assets as of December 31, 1999, compared with 9% at year-end 1998 and 10% at year-end 1997. Additional information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements.

         The $54.1 million increase in land, building and equipment for Company use includes $35.2 million relating to the addition of a second office tower, which approximately doubled the headquarters space. The new construction and related renovations will be completed in the first half of 2000. The total cost is estimated at $60 million.

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

LIABILITIES AND SHAREHOLDERS' EQUITY
At December 31, 1999, long- and short-term debt were 5%, insurance reserves were 26% and total shareholders' equity was 48%, of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes, declared but unpaid dividends and other liabilities.

DEBT -- Total long- and short-term debt was less than 6% of total assets at year-end 1999 and 1998. At December 31, 1999 and 1998, long-term debt consisted of $456.4 million and $471.5 million,respectively, of convertible and senior debentures. Short-term debt is used to provide working capital as discussed above.

EQUITY -- Shareholders' equity, as a percentage of total assets, declined in 1999 to 48% compared with 51% for 1998 and 50% for 1997 due to a decrease in accumulated other comprehensive income as a result of a decline in unrealized capital gains, primarily due to the lower market value of the Company's bond portfolio. Statutory risk-based capital requirements became effective for life insurance companies in 1993 and for property casualty companies in 1994. The Company's capital has been well above required amounts in each year since those effective dates.
--------------------------------------------------------------------------------
(000,000's omitted)                    1999         1998         1997
--------------------------------------------------------------------------------
Shareholders' Equity Excluding
   Retained Earnings and
   Accumulated Other
   Comprehensive Income             $   267.3    $   462.0    $   469.5
Retained Earnings                     1,623.9      1,480.9      1,341.7
Accumulated Other
   Comprehensive Income               3,530.1      3,678.0      2,905.8
Total Shareholders' Equity          $ 5,421.3    $ 5,620.9    $ 4,717.0
--------------------------------------------------------------------------------

         As a long-term investor, the Company has followed a buy-and-hold strategy for more than 40 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $5.488 billion as of December 31, 1999 and constituted 54% of the total investment portfolio; 73% of the equity investment portfolio; and after deferred income taxes, 66% of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $5.512 billion and $4.273 billion, at year-end 1998 and 1997, respectively.

         On November 22, 1996, the Board of Directors authorized the repurchase of up to 3 million of the Company's outstanding shares as management deemed appropriate over an unspecified period of time. On August 21, 1998, the Board of Directors adjusted the authorization to reflect the three-for-one split, which resulted in a total of 9 million shares authorized to be repurchased. On February 6, 1999, the CFC Board authorized management to repurchase up to 17 million shares of the Company's 166.7 million shares outstanding at December 31, 1998. They specified their intention to complete the repurchase by December 31, 2000. This authorization superceded the previous authorization of 9 million shares.

         As of December 31, 1999, the Company, working under Board repurchase authorizations, had bought back more than 9.6 million shares of its common stock at a cost of $310.2 million. Under the new authority, repurchases in 1999 and the first month of 2000 totaled 6.7 million shares at a cost of $235.1 million. As of February 1, 2000, 10.3 million shares remained authorized for repurchase by the Board of Directors.

Independent Auditors' Report and Financial Statements from pages 24 thru 36 (incorporated into Items 8 and 14).




CONSOLIDATED BALANCE SHEETS
(000's omitted)
Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------------
                                                                                      December 31,
                                                                         -----------------------------------
                                                                              1999                   1998
                                                                         ------------          -------------
ASSETS
Investments
    Fixed maturities, at fair value (cost: 1999-$2,692,154;
       1998-$2,682,659).............................................     $  2,617,412          $  2,812,231
    Equity securities, at fair value (cost: 1999-$2,022,555;
       1998-$1,943,206).............................................        7,510,918             7,454,817
    Other invested assets ..........................................           65,909                57,902
Cash ...............................................................          339,554                58,611
Investment income receivable .......................................           80,128                76,773
Finance receivables.................................................           32,931                32,107
Premiums receivable ................................................          166,585               164,412
Reinsurance receivable .............................................          159,229               135,991
Prepaid reinsurance premiums  ......................................           24,684                26,435
Deferred acquisition costs pertaining to unearned
    premiums and to life policies in force..........................          154,385               142,896
Land, buildings and equipment for Company use (at cost, less
    accumulated depreciation: 1999-$123,427; 1998-$108,449).........          107,784                53,639
Other assets .......................................................          120,695                70,689
                                                                          -----------           -----------
       Total assets ................................................      $11,380,214           $11,086,503
                                                                          ===========           ===========

LIABILITIES
Insurance reserves
    Losses and loss expenses ......................................       $ 2,154,149           $ 2,054,725
    Life policy reserves...........................................           860,561               533,730
Unearned premiums .................................................           480,453               459,695
Other liabilities..................................................           169,721               136,894
Deferred income taxes .............................................         1,719,673             1,809,003
Notes payable .....................................................           118,000                 - 0 -
6.9% senior debentures due 2028 ...................................           419,614               419,601
5.5% convertible senior debentures due 2002 .......................            36,759                51,919
                                                                          -----------           -----------
       Total liabilities ..........................................         5,958,930             5,465,567
                                                                          -----------           -----------
SHAREHOLDERS' EQUITY
Common stock, par value-$2 per share; authorized 200,000 shares;
    issued: 1999-171,862; 1998-170,435 ............................           343,725               340,871
Paid-in capital....................................................           237,859               218,328
Retained earnings..................................................         1,623,890             1,480,914
Accumulated other comprehensive income ............................         3,530,104             3,678,019
                                                                          -----------           -----------
                                                                            5,735,578             5,718,132
Less treasury shares at cost (1999-9,841 shares; 1998-3,754 shares)          (314,294)              (97,196)
                                                                          -----------           -----------
    Total shareholders' equity.....................................         5,421,284             5,620,936
                                                                          -----------           -----------
    Total liabilities and shareholders' equity.....................       $11,380,214           $11,086,503
                                                                          ===========           ===========
Accompanying notes are an integral part of this statement.


CONSOLIDATED STATEMENTS OF INCOME
(000's omitted except per share data)
Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------------------------------------------
                                                                            Years Ended December 31,
                                                                ---------------------------------------------------
                                                                   1999                1998                1997
                                                                -----------         -----------         -----------
REVENUE
    Premium income
       Property and casualty ...........................        $ 1,657,277         $ 1,542,639         $ 1,453,526
       Life ............................................             65,824              61,704              54,742
       Accident and health .............................              8,849               8,392               8,110
                                                                -----------         -----------         -----------
       Net premiums earned .............................          1,731,950           1,612,735           1,516,378
    Investment income ..................................            386,773             367,993             348,597
    Realized (losses) gains on investments .............               (564)             65,309              69,230
    Other income .......................................             10,064               8,252               8,179
                                                                -----------         -----------         -----------
       Total revenues ..................................          2,128,223           2,054,289           1,942,384
                                                                -----------         -----------         -----------

BENEFITS AND EXPENSES
    Insurance losses and policyholder benefits .........          1,254,363           1,221,118           1,054,924
    Commissions ........................................            311,979             290,832             282,690
    Other operating expenses ...........................            151,170             144,849             139,030
    Taxes, licenses and fees ...........................             59,796              60,798              48,573
    Increase in deferred acquisition costs pertaining to
       unearned premiums and to life policies in force .            (11,489)             (7,583)             (7,725)
    Interest expense ...................................             33,043              28,012              20,821
    Other expenses .....................................              7,788               9,156               9,512
                                                                -----------         -----------         -----------
       Total benefits and expenses .....................          1,806,650           1,747,182           1,547,825
                                                                -----------         -----------         -----------

INCOME BEFORE INCOME TAXES .............................            321,573             307,107             394,559
                                                                -----------         -----------         -----------

PROVISION FOR INCOME TAXES
    Current ............................................             76,534              78,847             107,046
    Deferred ...........................................             (9,683)            (13,307)            (11,862)
                                                                -----------         -----------         -----------
       Total provision for income taxes ................             66,851              65,540              95,184
                                                                -----------         -----------         -----------

NET INCOME .............................................        $   254,722         $   241,567         $   299,375
                                                                ===========         ===========         ===========

PER COMMON SHARE
    Net income .........................................        $      1.55         $      1.45         $      1.81
                                                                ===========         ===========         ===========
    Net income (diluted) ...............................        $      1.52         $      1.41         $      1.77
                                                                ===========         ===========         ===========
    Cash dividends (declared) ..........................        $       .68            $.61 1/3            $.54 2/3
                                                                ===========         ===========         ===========

Per share amounts reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998.

Accompanying notes are an integral part of this statement.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(000's omitted)
Cincinnati Financial Corporation and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        ACCUMULATED
                                                                                                           OTHER          TOTAL
                                          COMMON          TREASURY         PAID-IN         RETAINED    COMPREHENSIVE   SHAREHOLDERS'
                                           STOCK            STOCK          CAPITAL         EARNINGS        INCOME         EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996 ........     $   334,972      $   (11,217)     $   178,547      $ 1,132,880   $ 1,527,707   $ 3,162,889

Net income ........................                                                            299,375                     299,375
Change in unrealized gains on
    investments ...................                                                                        2,120,075     2,120,075
Income taxes on unrealized gains ..                                                                         (742,026)     (742,026)
                                                                                                                       -----------
Comprehensive income ..............                                                                                      1,677,424
Dividends declared ................                                                            (90,525)                    (90,525)
Purchase/issuance of
    treasury shares ...............                          (61,368)             654                                      (60,714)
Stock options exercised ...........             931                             5,543                                        6,474
Conversion of debentures ..........           2,879                            18,538                                       21,417
                                        -----------      -----------      -----------      -----------   -----------   -----------
Balance, December 31, 1997 ........         338,782          (72,585)         203,282        1,341,730     2,905,756     4,716,965

Net income ........................                                                            241,567                     241,567
Change in unrealized gains on
    investments ...................                                                                        1,188,097     1,188,097
Income taxes on unrealized gains ..                                                                         (415,834)     (415,834)
                                                                                                                       ------------
Comprehensive income ..............                                                                                       1,013,830
Dividends declared ................                                                           (102,383)                   (102,383)
Purchase/issuance of
    treasury shares ...............                          (24,611)             310                                      (24,301)
Stock options exercised ...........           1,214                             9,100                                       10,314
Conversion of debentures ..........             875                             5,636                                        6,511
                                        -----------      -----------      -----------      -----------   -----------   -----------
Balance, December 31, 1998 ........         340,871          (97,196)         218,328        1,480,914     3,678,019     5,620,936

Net income ........................                                                            254,722                     254,722
Change in unrealized losses on
    investments ...................                                                                         (227,562)     (227,562)
Income taxes on unrealized losses .                                                                           79,647        79,647
                                                                                                                       -----------
Comprehensive income ..............                                                                                        106,807
Dividends declared ................                                                           (111,746)                   (111,746)
Purchase/issuance of
    treasury shares ...............                         (217,098)              14                                     (217,084)
Stock options exercised ...........             816                             6,396                                        7,212
Conversion of debentures ..........           2,038                            13,121                                       15,159
                                        -----------      -----------      -----------      -----------   -----------   -----------
Balance, December 31, 1999 ........     $   343,725      $  (314,294)     $   237,859      $ 1,623,890   $ 3,530,104   $ 5,421,284
                                        ===========      ===========      ===========      ===========   ===========   ===========

Amounts reflect the effects of a three-for-one stock split effective to shareholders of record on April 24, 1998.

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)
Cincinnati Financial Corporation and Subsidiaries
-----------------------------------------------------------------------------

                                                                          Years Ended December 31,
                                                                   ---------------------------------------
                                                                      1999          1998            1997
                                                                   ----------     ---------      ---------
Cash flows from operating activities:
    Net income ...............................................     $ 254,722      $ 241,567      $ 299,375
    Adjustments to reconcile net income to net
           cash provided by operating activities:
       Depreciation and amortization .........................        16,016         11,793         11,327
       Increase in investment income receivable ..............        (3,355)        (2,253)        (4,074)
       (Increase) decrease in premiums receivable ............        (2,173)        (5,873)         3,506
       (Increase) decrease in reinsurance receivable .........       (23,238)       (26,881)         6,796
       Decrease (increase) in prepaid reinsurance premiums ...         1,751         (2,823)          (688)
       Increase in deferred acquisition costs ................       (11,489)        (7,583)        (7,725)
       Increase in accounts receivable .......................       (15,277)        (7,369)        (7,230)
       (Increase) decrease in other assets ...................          (376)           649         42,084
       Increase in loss and loss expense reserves ............        99,424        118,191         55,367
       Increase in life policy reserves ......................       326,831         51,283         42,166
       Increase in unearned premiums .........................        20,758         16,641         17,304
       Increase (decrease) in other liabilities ..............        10,030        (20,330)        38,746
       Increase (decrease) in current income taxes ...........        20,752        (14,595)        10,926
       Decrease in deferred income taxes .....................        (9,683)       (13,307)       (11,862)
       Realized loss (gains) on investments ..................           564        (65,309)       (69,230)
       Other .................................................         2,546           (224)           169
                                                                   ---------      ---------      ---------
           Net cash provided by operating activities .........       687,803        273,577        426,957
                                                                   ---------      ---------      ---------

Cash flows from investing activities:
    Sale of fixed maturities investments .....................        61,909         47,486        138,741
    Call or maturity of fixed maturities investments .........       316,495        320,510        376,496
    Sale of equity securities investments ....................       197,141        321,003        266,296
    Collection of finance receivables ........................        16,133         14,738          8,588
    Purchase of fixed maturities investments .................      (423,505)      (475,751)      (637,858)
    Purchase of equity securities investments ................      (246,129)      (474,176)      (400,405)
    Investment in land, buildings and equipment ..............      (102,141)       (47,750)       (16,485)
    Investment in finance receivables ........................       (16,957)       (15,131)       (13,439)
    Increase in other invested assets ........................        (8,232)       (11,589)        (4,471)
                                                                   ---------      ---------      ---------
           Net cash used in investing activities .............      (205,286)      (320,660)      (282,537)
                                                                   ---------      ---------      ---------

Cash flows from financing activities:
    Proceeds from issue of 6.9% senior debentures ............         - 0 -        419,593          - 0 -
    Proceeds from stock options exercised ....................         7,212         10,314          6,474
    Purchase/issuance of treasury shares .....................      (217,084)       (24,301)       (60,714)
    Increase in (payoff of) notes payable ....................       118,000       (280,558)        18,460
    Payment of cash dividends to shareholders ................      (109,702)       (99,522)       (88,405)
                                                                   ---------      ---------      ---------
           Net cash (used in) provided by financing activities      (201,574)        25,526       (124,185)
                                                                   ---------      ---------      ---------

Net increase (decrease) in cash ..............................       280,943        (21,557)        20,235
Cash at beginning of year ....................................        58,611         80,168         59,933
                                                                   ---------      ---------      ---------
Cash at end of year ..........................................     $ 339,554      $  58,611      $  80,168
                                                                   =========      =========      =========
Supplemental disclosures of cash flow information:
    Interest paid ............................................     $  31,612      $  36,419      $  21,823
                                                                   =========      =========      =========
    Income taxes paid ........................................     $  55,000      $  91,241      $  95,488
                                                                   =========      =========      =========
Accompanying notes are an integral part of this statement


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES

         NATURE OF OPERATIONS- Cincinnati Financial Corporation (the "Company"), through its subsidiaries, sells insurance primarily in the Midwest and Southeast regions of the United States of America through a network of local independent agents. Insurance products sold include fire, automobile, casualty, bonds and all related forms of property and casualty insurance as well as life insurance and accident and health insurance.

         BASIS OF PRESENTATION- The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned, and are presented in conformity with accounting principles generally accepted in the United States of America. Accounting principles generally accepted in the United States of America differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The accompanying consolidated financial statements include estimates for such items as insurance reserves and income taxes. Actual results could differ from those estimates.

         PROPERTY AND CASUALTY INSURANCE- Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims.

         LIFE INSURANCE- Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 10 1/2%. Interest rates on approximately $380,000,000 and $356,000,000 of such reserves at December 31, 1999 and 1998, respectively, are periodically adjusted based upon market conditions.

         Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.

         ACCIDENT AND HEALTH INSURANCE- Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property and casualty insurance discussed above.

         REINSURANCE- In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance companies, reinsurers and involuntary state pools. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

         The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports received from the ceding companies.

         INVESTMENTS- Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available for sale and are stated at fair values.

         Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity in accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

         INCOME TAXES- Deferred tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity, and deferred taxes associated with other differences are charged to income.

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

         ACCOUNTING CHANGES - Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." This SOP does not require restatement of prior period amounts. The adoption of this SOP was not material to the Company's financial statements. Statements of Financial Accounting Standards
(SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" is effective for the Company in 2001 and establishes accounting and reporting standards for derivative instruments. The effects of SFAS No. 133 to the Company are not yet known.

         RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1999 classifications.

2. INVESTMENTS
   (000's omitted)

                                                                                             Years Ended December 31,
                                                                                  ---------------------------------------------
                                                                                      1999              1998             1997
                                                                                  -----------       ----------       ----------
Investment income summarized by investment category:
    Interest on fixed maturities.........................................         $   218,688       $  217,675       $  218,065
    Dividends on equity securities.......................................             165,137          145,885          128,403
    Other investment income..............................................               8,316            9,545            6,865
                                                                                  -----------       ----------       ----------
        Total ...........................................................             392,141          373,105          353,333
    Less investment expenses.............................................               5,368            5,112            4,736
                                                                                  -----------       ----------       ----------
        Net investment income ...........................................         $   386,773       $  367,993       $  348,597
                                                                                  ===========       ==========       ==========

Realized (losses) gains on investments summarized by investment category:
    Fixed maturities:
        Gross realized gains ............................................         $    10,842       $   11,591       $   22,075
        Gross realized losses ...........................................             (48,518)         (10,354)          (6,732)
    Equity securities:
        Gross realized gains ............................................              57,605          104,079           62,337
        Gross realized losses ...........................................             (20,493)         (40,007)          (8,450)
                                                                                  -----------       ----------       ----------
        Realized (losses) gains on investments ..........................         $      (564)      $   65,309       $   69,230
                                                                                  ===========       ==========       ==========
Change in unrealized (losses) gains on investments summarized by investment category:
    Fixed maturities ....................................................         $  (204,314)      $  (50,098)      $   49,650
    Equity securities....................................................             (23,248)       1,238,195        2,070,425
                                                                                  -----------       ----------       ----------
        Change in unrealized (losses) gains on investments...............         $  (227,562)      $1,188,097       $2,120,075
                                                                                  ===========       ==========       ==========


   Analysis of cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 1999 and 1998 (000's omitted):

                                                                           GROSS          GROSS
                                                                         UNREALIZED     UNREALIZED        FAIR
1999                                                        COST           GAINS          LOSSES          VALUE
                                                          ----------     ----------     ----------     ----------
Fixed maturities:
    States, municipalities and political subdivisions     $  891,319     $   16,971     $   21,637     $  886,653
    Convertibles and bonds with warrants attached ...         83,993          2,221         10,419         75,795
    Public utilities ................................         60,978          1,120            690         61,408
    United States government and government
        agencies and authorities ....................          7,038             34            173          6,899
    All other corporate bonds .......................      1,648,826         30,886         93,055      1,586,657
                                                          ----------     ----------     ----------     ----------
        Total .......................................     $2,692,154     $   51,232     $  125,974     $2,617,412
                                                          ==========     ==========     ==========     ==========
Equity securities ...................................     $2,022,555     $5,580,114     $   91,751     $7,510,918
                                                          ==========     ==========     ==========     ==========

1998
Fixed maturities:
    States, municipalities and political subdivisions     $  865,600     $   51,944     $      341     $  917,203
    Convertibles and bonds with warrants attached ...        100,360          6,208          4,914        101,654
    Public utilities ................................         55,709          4,713          - 0 -         60,422
    United States government and government
        agencies and authorities ....................          9,043            480          - 0 -          9,523
    All other corporate bonds .......................      1,651,947        104,849         33,367      1,723,429
                                                          ----------     ----------     ----------     ----------
        Total .......................................     $2,682,659     $  168,194     $   38,622     $2,812,231
                                                          ==========     ==========     ==========     ==========
Equity securities ...................................     $1,943,206     $5,553,489     $   41,878     $7,454,817
                                                          ==========     ==========     ==========     ==========

Contractual maturity dates for investments in fixed maturity securities as of December 31, 1999 (000's omitted):


                                                                        FAIR          % OF
                                                       COST            VALUE       FAIR VALUE
                                                    ----------      ----------     ----------
Maturity dates occurring:
    One year or less ..........................     $  110,483      $  111,754         4.3
    After one year through five years..........        709,912         703,431        26.9
    After five years through ten years.........        827,996         778,814        29.7
    After ten years ...........................      1,043,763       1,023,413        39.1
                                                    ----------      ----------      ------
        Total..................................     $2,692,154      $2,617,412       100.0
                                                    ==========      ==========      ======


         Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

         At December 31, 1999, investments with a cost of $58,850,000 and fair value of $58,082,000 were on deposit with various states in compliance with certain regulatory requirements.

         Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                                           1999                             1998
                                               ---------------------------      ---------------------------
                                                  COST          FAIR VALUE         Cost          Fair Value
                                               ----------       ----------      ---------        ----------
Fifth Third Bancorp common stock...........    $  276,799       $3,544,757      $ 276,799        $3,445,118
Alltel Corporation common stock ...........    $  100,467       $1,060,481      $ 100,467        $  767,105

3. DEFERRED ACQUISITION COSTS

   Acquisition costs incurred and capitalized during 1999, 1998 and 1997 amounted to $376,154,000, $343,881,000 and $322,117,000, respectively.
   Amortization of deferred acquisition costs was $364,665,000, $336,298,000 and $314,392,000 for 1999, 1998 and 1997, respectively.

4. LOSSES AND LOSS EXPENSES
   Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                          Years Ended December 31,
                                   --------------------------------------
                                      1999         1998          1997
                                   ----------   ----------    -----------
Balance at January 1............   $1,978,461   $1,888,883    $1,824,296
  Less reinsurance receivable ..      138,138      112,235       121,881
                                   ----------   ----------    -----------
Net balance at January 1........    1,840,323    1,776,648     1,702,415
                                   ----------   ----------    -----------
Incurred related to:
  Current year .................    1,303,561    1,306,194     1,115,140
  Prior years ..................     (116,061)    (153,311)     (119,654)
                                   ----------   ----------    -----------
Total incurred .................    1,187,590    1,152,883       995,486
                                   ----------   ----------    -----------
Paid related to:
  Current year..................      574,038      590,366       467,843
  Prior years...................      522,108      498,842       453,410
                                   ----------   ----------    -----------
Total paid......................    1,096,146    1,089,208       921,253
                                   ----------   ----------    -----------
Net balance at December 31......    1,931,767    1,840,323     1,776,648
  Plus reinsurance receivable...      160,809      138,138       112,235
                                   ----------   ----------    -----------
  Balance at December 31........   $2,092,576   $1,978,461    $1,888,883
                                   ==========   ==========    ==========


       As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $116,061,000, $153,311,000 and $119,654,000 in 1999, 1998 and 1997. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

         The reserve for losses and loss expenses in the accompanying balance sheets also includes $61,573,000 and $76,264,000 at December 31, 1999 and 1998, respectively, for certain life/health losses and loss checks payable.

5. LIFE POLICY RESERVES

   Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                                1999            1998
                                             ----------      ----------
Ordinary/traditional life................    $155,931       $156,887
Universal life...........................     236,214        221,197
Annuities................................     144,221        135,176
Group life...............................     302,990             80
Industrial...............................      15,555         15,986
Other....................................       5,650          4,404
                                             --------       --------
  Total..................................    $860,561       $533,730
                                             ========       ========

       At December 31, 1999 and 1998, the fair value associated with the annuities shown above approximated $158,000,000 and $144,000,000, respectively.

6. NOTES PAYABLE

   The Company and subsidiaries had no compensating balance requirement on debt for either 1999 or 1998. Notes payable in the accompanying balance sheets are short term, and interest rates charged on such borrowings ranged from 5.22% to 6.69% during 1999, which resulted in an average interest rate of 5.49%. At December 31, 1999, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.67%.

7. SENIOR DEBENTURES

   The Company issued $420,000,000 of senior debentures due in 2028 in 1998. The convertible senior debentures due in 2002 are convertible by the debenture holders into shares of common stock as a conversion price of $14.88 (67.23 shares for each $1,000 principal). At December 31, 1999 and 1998, the fair value of the debentures approximated $445,000,000 and $533,000,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
8. SHAREHOLDERS' EQUITY AND RESTRICTION

   The insurance subsidiaries paid cash dividends to the Company of approximately $195,000,000, $105,000,000 and $95,500,000 in 1999,
1998 and 1997, respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 2000, the total dividends that can be paid to the Company without regulatory approval are approximately $285,177,000.

   3,401,000 shares of common stock were available for future stock option grants, as of December 31, 1999.

   On February 6, 1999, the Board of Directors of the Company authorized the repurchase of up to 17 million of the Company's outstanding shares, with the intent to complete the repurchase by December 31, 2000. This authorization supercedes the previous authorization of nine million shares.

9. REINSURANCE

   Property and casualty premium income in the accompanying statements of income includes approximately $37,113,000, $38,790,000 and $41,694,000 of earned premiums on assumed business and is net of approximately $95,572,000, $96,073,000 and $94,397,000 of earned premiums on ceded business for 1999, 1998 and 1997, respectively.

   Written premiums for 1999, 1998 and 1997 consist of the following (000's omitted):

                                  1999           1998           1997
                               ----------     ----------     ----------
Direct business............    $1,737,370     $1,618,357     $1,523,915
Assumed business...........        37,263         38,119         42,773
Ceded business ............       (93,821)       (98,895)       (95,085)
                               ----------     ----------     ----------
  Net .....................    $1,680,812     $1,557,581     $1,471,603
                               ==========     ==========     ==========

         Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $63,206,000, $59,741,000 and $34,744,000 of reinsurance recoveries for 1999, 1998 and 1997, respectively.

10. FEDERAL INCOME TAXES

   Significant components of the Company's net deferred tax liability as of December 31, 1999 and 1998 are as follows (000's omitted):

                                                1999         1998
                                             ----------   ----------
Deferred tax liabilities:
  Unrealized gains on investments........    $1,894,768   $1,974,414
  Deferred acquisition costs.............        46,780       45,205
  Other..................................        22,211        8,046
                                             ----------   ----------
  Total .................................     1,963,759    2,027,665
                                             ----------   ----------
Deferred tax assets:
  Losses and loss expense reserves.......       181,713      162,311
  Unearned premiums......................        31,839       30,270
  Life policy reserves...................        18,603       18,637
  Other..................................        11,931        7,444
                                             ----------   ----------
  Total ................................        244,086      218,662
                                             ----------   ----------
Net deferred tax liability..............     $1,719,673   $1,809,003
                                             ==========   ==========

         The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

         The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                           1999     1998    1997
                                         PERCENT  Percent  Percent
                                         -------  -------  -------
Tax at statutory rate...................  35.00    35.00    35.00
Increase (decrease) resulting from:
  Tax-exempt municipal bonds............  (5.13)   (5.39)   (4.44)
  Dividend exclusion....................  (9.19)   (9.29)   (6.54)
  Other.................................    .11     1.02      .10
                                          -----    -----    -----
Effective rate..........................  20.79    21.34    24.12
                                          =====    =====    =====

         No provision has been made (at December 31, 1999, 1998 and 1997) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------

11. NET INCOME PER COMMON SHARE
   (000's omitted except per share data)

                                       Income       Shares     Per Share
1999                                 (Numerator) (Denominator)  Amount
                                     -----------  -----------  ---------
Net income per common share........    $254,722     164,637     $1.55
 Effect of dilutive securities:                                 =====
   5.5% convertible senior
    debentures.....................       1,539       2,471
   Stock options...................                   1,507
Net income per common share........
   (diluted)                           --------     -------
                                       $256,261     168,615     $1.52
                                       ========     =======     =====
1998
Net income per common share........    $241,567     166,821     $1.45
 Effect of dilutive securities:                                 =====
   5.5% convertible senior
    debentures.....................      1,918       3,490
   Stock options...................                  1,767
Net income per common share           --------     -------
 (diluted).........................   $243,485     172,078      $1.41
                                      ========     =======      =====
1997
Net income per common share........   $299,375     165,538      $1.81
 Effect of dilutive securities:                                 =====
   5.5% convertible senior
    debentures.....................      2,712       3,928
   Stock options                                     1,329
Net income per common share           --------     -------
 (diluted).........................   $302,087     170,795      $1.77
                                      ========     =======      =====


         Options to purchase 918,000, 667,000 and 76,000 shares of common stock were outstanding during 1999, 1998 and 1997, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)



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


                                                Years Ended December 31,
                                                ------------------------
                                                   1999         1998
                                                ---------     ----------
Change in benefit obligation:
 Benefit obligation at beginning of year.....    $ 76,314     $  62,934
 Service cost................................       5,319         4,150
 Interest cost...............................       5,147         4,474
 Plan amendments.............................      11,088         - 0 -
 Actuarial gain..............................     (18,795)        7,383
 Benefits paid                                     (3,152)       (2,627)
                                                 --------     ---------
 Benefit obligation at end of year...........    $ 75,921     $  76,314
                                                 ========     =========
Change in plan assets:
 Fair value of plan assets at beginning
  of year....................................    $151,879     $ 133,470
 Actual return on plan assets................        (107)       21,036
 Benefits paid...............................      (3,152)       (2,627)
                                                 --------     ---------
 Fair value of plan assets at end of year....    $148,620     $ 151,879
                                                 ========     =========
Funded status:
 Funded status at end of year................    $ 72,699     $  75,565
 Unrecognized net actuarial gain.............     (80,552)      (72,235)
 Unrecognized net transitional asset.........      (2,962)       (3,331)
 Unrecognized prior service cost.............      10,770          (357)
                                                 --------     ---------
 Prepaid (accrued) pension cost..............    $    (45)    $    (358)
                                                 ========     =========

         A 1999 plan amendment increased benefit obligations and unrecognized prior service costs. This plan amendment primarily changed the retirement benefit formula resulting in increased benefit payments to plan participants.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

         The fair value of the Company's stock comprised $18,164,130 and $21,331,023 of the plan's assets at December 31, 1999 and 1998, respectively.

   The following summarizes the assumptions for the plan:

                                     Years Ended December 31,
                                     ------------------------
                                       1999         1998
                                      PERCENT       Percent
                                      -------       -------
Discount rate ....................      7.50         6.25
Expected return on plan assets....      8.00         8.00
Rate of compensation increase ....     5 to 7        5 to 7


         The components of the net periodic benefit cost for 1999, 1998 and 1997 include the following (000's omitted):

                                    Years Ended December 31,
                                  -----------------------------
                                    1999      1998      1997
                                  -------    -------   --------
Service cost .................... $ 5,319    $ 4,150   $ 3,449
Interest cost....................   5,147      4,474     3,938
Expected return on plan assets...  (9,100)    (7,451)   (6,250)
Amortization of:
  Transition obligation (asset)..    (370)      (370)     (370)
  Prior service cost.............     (40)       (40)      (40)
  Actuarial (gain) loss..........  (1,269)    (1,049)     (790)
                                  -------    -------   -------
Net pension expense.............. $  (313)   $  (286)  $   (63)
                                  =======    =======   =======



13. STATUTORY ACCOUNTING INFORMATION

         Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                     Years Ended December 31,
                                    ---------------------------
                                     1999       1998       1997
                                    -----       ----       -----
Net income:
  Property/casualty insurance
    subsidiaries.................  $209,915   $148,235    $200,830
  Life/health insurance
    subsidiary...................  $ 21,381   $  7,248    $  6,261


                                                      December 31,
                                                   1999        1998
                                                   ----        ----
 Shareholders' equity:
  Property/casualty insurance
   subsidiaries......................           $2,498,609  $2,650,503
  Life/health insurance subsidiary...           $  353,165  $  369,325

14. TRANSACTIONS WITH AFFILIATED PARTIES

         The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $12,989,000, $11,654,000 and $11,780,000 on premium volume of approximately $82,707,000,
$82,839,000 and $78,727,000 for 1999, 1998 and 1997, respectively.

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



                                                               1999            1998             1997
                                                            ---------        ---------         ---------
Net income                               As reported        $ 254,722        $ 241,567         $ 299,375
                                           Pro forma          246,007          235,420           296,078
Net income per common share              As reported        $    1.55        $    1.45         $    1.81
                                           Pro forma             1.49             1.41              1.79
Net income per common share              As reported        $    1.52        $    1.41         $    1.77
    (diluted)                              Pro forma             1.47             1.38              1.75

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

         In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 2.36%, 1.79% and 1.22%; expected volatility of 22.89%, 21.79% and 19.67%; risk-free interest rates of 6.81%, 5.02% and 5.89%; and expected lives of ten years for all years. Compensation expense in the pro forma disclosures is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

         A summary of options information for the years ended December 31, 1999, 1998 and 1997 follows (000's omitted except per share data):

                                                   1999                         1998                       1997
                                        ----------------------------  ---------------------------  ---------------------------
                                           SHARES   WEIGHTED-AVERAGE   SHARES    Weighted-Average  Shares     Weighted-Average
                                                     EXERCISE PRICE               Exercise Price               Exercise Price
                                        ----------  ----------------  ---------  ----------------  ---------  ----------------

Outstanding at beginning of year ..      4,940,591      $ 25.11       3,932,271      $ 17.88       3,774,492      $ 15.98
Granted ...........................      1,011,800        35.46       1,664,200        38.00         655,437        20.97
Exercised .........................       (414,703)       16.55        (615,884)       15.27        (465,429)       11.31
Forfeited/revoked .................        (77,548)       32.89         (39,996)       25.48         (32,229)       17.96
                                         ---------                    ---------                    ---------
Outstanding at end of year ........      5,460,140        27.57       4,940,591        25.11       3,932,271        17.88
                                         =========                    =========                    =========
Options exercisable at end of year       3,224,461                    2,243,982                    2,108,790
Weighted-average fair value of
    options granted during the year                     $ 14.40                      $ 13.39                      $  7.66

         Options outstanding and exercisable at December 31, 1999 consisted of the following:

                          OPTIONS OUTSTANDING                                                OPTIONS EXERCISABLE
-------------------------------------------------------------------------------           --------------------------------
   RANGE OF                           WEIGHTED-AVERAGE
    EXERCISE                              REMAINING            WEIGHTED-AVERAGE                          WEIGHTED-AVERAGE
     PRICES            NUMBER         CONTRACTUAL LIFE            EXERCISE PRICE             NUMBER         EXERCISE PRICE
----------------     ----------       -----------------        -----------------          ----------     -----------------
$ 7.46 to 15.79         681,606            2.96 yrs                  $13.13                 681,606           $13.13
 15.95 to 20.47         776,500            5.30 yrs                   18.57                 776,500            18.57
 20.50 to 22.46       1,085,661            6.51 yrs                   20.96                 998,961            20.83
 23.00 to 33.75         984,423            8.55 yrs                   31.08                 217,329            25.69
 33.88 to 34.50         916,250            8.76 yrs                   33.93                 282,040            33.88
 36.63 to 42.00         414,200            9.25 yrs                   39.43                  47,104            38.07
 42.87 to 45.37         601,500            8.07 yrs                   43.87                 220,921            43.76
                      ---------                                                           ---------
                      5,460,140            7.02 yrs                   27.57               3,224,461            21.95
                      =========                                                           =========

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

Corporate and other identifiable assets are principally cash and marketable securities. Segment information, for which results are regularly reviewed by Company management in making decisions about resources to be allocated to the segments and assess their performance, is summarized as follows (000's omitted):

                                                        Years Ended December 31,
                                                       ---------------------------
REVENUES                                     1999                  1998                  1997
                                        -------------------------------------------------------
 Commercial lines insurance...........  $  1,088,039          $  1,019,463           $  983,605
 Personal lines insurance.............       569,238               523,176              469,921
 Life insurance ......................        74,673                70,096               62,852
 Investment operations................       386,209               433,302              417,827
 Corporate and other .................        10,064                 8,252                8,179
                                        ------------          ------------           ----------
    Total revenues ..................   $  2,128,223          $  2,054,289           $1,942,384
                                        ============          ============           ==========
INCOME BEFORE INCOME TAXES
 Property and casualty insurance....    $      3,241          $    (59,438)          $   28,955
 Life insurance.....................            (903)               (1,776)               2,763
 Investment operations .............         355,643               403,925              390,850
 Corporate and other................         (36,408)              (35,604)             (28,009)
                                        ------------          ------------           ----------
    Total income before income
     taxes.........................     $    321,573          $    307,107           $  394,559
                                        ============          ============           ==========
IDENTIFIABLE ASSETS
 Property and casualty insurance...     $  5,372,717          $  5,483,137           $4,953,259
 Life insurance....................        1,441,657             1,203,908            1,094,445
 Corporate and other ..............        4,565,840             4,399,458            3,445,721
                                        ------------          ------------           ----------
    Total identifiable assets......     $ 11,380,214          $ 11,086,503           $9,493,425
                                        ============          ============           ==========

INDEPENDENT AUDITORS' REPORT
[DELOITTE & TOUCHE LLP LOGO]

         To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

         We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 3, 2000

"Selected Quarterly Financial Data" from page 15 (incorporated into Item 8).


SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)
(000's omitted except per share data)
Financial data for each quarter in the two years ended December 31,

                                                                       1999
                                       -----------------------------------------------------------------------
Quarter                                   1ST           2ND            3RD             4TH          FULL YEAR
                                       ---------     ---------      ---------       ---------       ----------
Revenues..........................     $ 536,659     $ 541,321      $ 538,301       $ 511,942       $2,128,223
Income before income taxes .......        82,061       116,341         69,042          54,129          321,573
Net income........................        64,477        86,254         57,046          46,945          254,722
Net income per common share.......           .39           .53            .35             .29             1.55
Net income per common share
  (diluted).......................           .38           .52            .34             .28             1.52


                                                                       1998
                                       -----------------------------------------------------------------------
Quarter                                   1st           2nd            3rd             4th          Full Year
                                       ---------     ---------      ---------       ---------       ----------
Revenues...........................    $ 512,554     $ 518,578      $ 514,766       $ 508,392       $2,054,289
Income before income taxes.........      116,333        72,913         64,019          53,841          307,107
Net income.........................       84,178        58,850         52,915          45,623          241,567
Net income per common share........          .51           .35            .31             .27             1.45
Net income per common share
  (diluted)........................          .49           .35            .30             .27             1.41