Form 10-K, Exhibit 13
period 2000-12-31
CINCINNATI FINANCIAL CORP
filed 2001-03-22
CIK 20286

                                   EXHIBIT 13

Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 2000.


16. SEGMENT INFORMATION

  The Company is organized and operates principally in two industries and has four reportable segments - commercial lines property casualty insurance, personal lines property casualty insurance, life insurance and investment operations. The accounting policies of the segments are the same as those described in the basis of presentation. Revenue is primarily from unaffiliated customers. Identifiable assets by segment are those assets, including investment securities, used in the Company's operations in each industry. Corporate and other identifiable assets are principally cash and marketable securities. Segment information, for which results are regularly reviewed by Company management in making decisions about resources to be allocated to the segments and assess their performance, is summarized in the following table. Information regarding income before income taxes and identifiable assets is not available for two reportable segments - commercial lines and personal lines - property casualty insurance.
  (000s omitted):


                                                     Years Ended December 31,

REVENUES                                     2000               1999            1998
                                      -------------------------------------------------
 Commercial lines insurance ........   $  1,231,306       $  1,088,039    $  1,019,463
 Personal lines insurance ..........        596,270            569,238         523,176
 Life insurance ....................         79,346             74,673          70,096
 Investment operations .............        412,715            386,209         433,302
 Corporate and other ...............         11,357             10,064           8,252
                                       ------------       ------------    ------------
    Total revenues .................   $  2,330,994       $  2,128,223    $  2,054,289
                                       ============       ============    ============

INCOME BEFORE INCOME TAXES
 Property casualty insurance .......   $   (225,342)*     $      3,241    $    (59,438)
 Life insurance ....................          1,362               (903)         (1,776)
 Investment operations .............        379,088            355,643         403,925
 Corporate and other ...............        (46,444)           (36,408)        (35,604)
                                       ------------       ------------    ------------
    Total income before income taxes   $    108,664*      $    321,573    $    307,107
                                       ============       ============    ============

IDENTIFIABLE ASSETS
 Property casualty insurance .......   $  6,487,819       $  5,800,182    $  5,879,064
 Life insurance ....................      1,619,169          1,441,657       1,203,908
 Corporate and other ...............      5,180,103          4,565,840       4,399,458
                                       ------------       ------------    ------------
    Total identifiable assets ......   $ 13,287,091       $ 11,807,679    $ 11,482,430
                                       ============       ============    ============

* 2000 results include a one-time net charge for asset impairment of $39.1 million, before tax.

A TRADITION OF VALUE

  Cincinnati Financial Corporation stands among the nation's strongest and most financially stable insurer groups. This is reflected in our dividends, our ratings and the way we manage operations.

DIVIDENDS

  In 2000, we returned more than $186 million to shareholders, including cash dividends and repurchases of 2.1 million shares at an average price of $30.90 per share. In November, the Board extended indefinitely the repurchase period for the 9.1 million remaining shares left on the authorization.

  Dividends paid per share rose to 74 cents in 2000 from 23 2/3 cents in 1990, adjusted for stock dividends and splits. That's a 12% compound growth rate for the past 10 years. Further, the Board declared a 10.5% increase in the dividend during the first quarter of 2001, raising the indicated annual dividend to 84 cents per share. The vote to continue the trend of increasing dividends reflects the Board's confidence in our financial strength, business strategy, our associates and agents.

INDEPENDENT RATINGS AGENCIES

  Following our announcement of the $110 million reserve addition for uninsured motorist losses, Standard & Poor's lowered its rating of our corporate senior debentures to A+ (Strong) and its ratings of our insurance companies to AA- (Very Strong). These are Security Circle ratings reserved for the top tier of companies. S&P's decision reflects its negative outlook for the overall insurance industry, and within that context, your Company's relative operational and investment risk.

  Other leading rating firms maintained their high ratings. A. M. Best, the oldest and most authoritative insurance rating firm, awards our property casualty companies its A++ (Superior) rating, for which fewer than 3% of insurer groups qualify. Best awards Cincinnati Life the A+ (Superior) rating. Moody's Investors Service has maintained the A2 rating on our corporate debentures and the Aa3 rating of the property casualty companies.

  The Cincinnati Insurance Companies remain strong, with year-end statutory surplus of the property casualty companies at $2.761 billion, up 10.5% from $2.499 billion at the end of 1999. Cincinnati Life's statutory surplus is $411.1 million, up 16.4% from $353.2 million. These increases were achieved during a year when property casualty industry surplus declined 4.3%, as estimated by A.
M. Best.

  Cash flow always has been more than adequate to pay claims, and we have never sold off investments for that purpose. We buy and hold equities, confident in the long-term appreciation potential of the well-managed companies we select and monitor. Accumulated unrealized gains in our $11.247 billion consolidated investment portfolio reached $4.156 billion, after tax, at year-end 2000, boosted by our financial equity holdings, which tend to outperform the market in a declining interest rate environment.

RANKINGS (published in 2000 and generally based on 1999 performance)

  The success of the Cincinnati formula for building value is reflected in high national rankings:

- FORBES (APRIL 17, 2000): Cincinnati Financial ranked 349(th) among the top 500 for profits and 250(th) for assets, with a Super Rank of 397. The Super Rank compares all 895 companies appearing on any of the top 500 lists for market value, sales, profits or assets.

- FORTUNE (APRIL 17, 2000): Cincinnati Financial was the 17(th) largest U.S. stock property casualty insurer, ranking seventh within that group for total return to investors and fifth for two-year return. We ranked 653(rd) among the Fortune 1000 U.S. industrial and service corporations, based on revenues.

- BEST'S REVIEW (JULY 2000): The Cincinnati Insurance Companies ranked 34(th) among property casualty insurers based on net written premiums. In the commercial multi-peril line, our rank was 15(th) with a 2% market share. On the life side, Cincinnati Life was the top net premium gainer in the country by percent change, due to the sale of a large bank-owned life insurance policy.

- BEST'S VIEWPOINT (AUGUST 7, 2000): Cincinnati ranked 22(nd) among leading property casualty insurers based on surplus and 29(th) based on net income.

- BUSINESS INSURANCE (AUGUST 21, 2000): We were one of only 10 companies named to both the property casualty and life/health Ward's 50 Benchmark Groups of insurers with outstanding financial safety, consistency and performance over five years. Cincinnati Insurance was one of only 13 companies named to Ward's 50 for 10 consecutive years.

- 2000 MERGENT'S (FORMERLY MOODY'S) HANDBOOK OF DIVIDEND ACHIEVERS: Cincinnati Financial ranked 20(th) for the longest record of dividend achievement, with 39 consecutive years (now 40) of annual dividend increases.

- BUSINESS WEEK (DECEMBER 25, 2000): Cincinnati Financial scored high as an investment opportunity, due to its S&P Equity Ranking of A and its relatively low price-to-book ratio.

PROPERTY CASUALTY
INSURANCE OPERATIONS

GROWTH

  At 11.9% for the year, overall growth of net written premiums continued at more than double the 5% industry growth estimated by A. M. Best. Commercial premiums rose 16.0% to $1.275 billion, while premiums for personal lines of insurance rose 4.3% to $605.7 million.

  While we benefited substantially from price increases averaging 10-15% for commercial accounts, the primary driver of growth was the new business our agents put on the books. Annualized new business written by agents rose 31% to $275.4 million, for our best new business year ever. Commercial new business rose 42.0% to $229.6 million, with increased production across a broad range of territories and lines. Personal lines new business was $45.8 million in 2000 compared with $48.6 million in 1999. Growth in personal lines will remain at or below industry levels pending rate increases in the homeowner and auto insurance marketplace and progress on Company automation initiatives.

  During 2000, we opened a territory in Utah, our 31(st) state of operations, appointing three large agencies and writing more than $1 million of net premium. States launched over the past four years - Utah, Idaho, upstate New York, Montana and North Dakota--accounted for $16.8 million of premium; states launched over the past nine years reached $89.4 million, or approximately 5% of total volume.

  Over the same nine years, we also increased service to our agents and premium per agency by staffing 20 new marketing territories in established states, including Eastern Pennsylvania, Southeastern Michigan and Minneapolis in 2000. A new Chicago territory was staffed in January 2001, and planning has begun to open additional Maryland, Kentucky and Charlotte, North Carolina territories this year.

  When entering new states and appointing new agencies, we generally target cautious growth, concentrating on forming relationships, developing an underwriting partnership and communicating our appetite for specific types of business. By expanding at a steady, deliberate pace, we are gradually becoming less geographically concentrated. Ohio accounted for 31.7% of premium in 1992, declining to 25.6% in 2000. Our top four states accounted for less than half of total premium volume in 2000, down from 61.0% in 1992.

  Like the elite corps of Cincinnati agencies they join, the 23 new agencies appointed during 2000 are the premier agencies in their communities. Significantly, we also appointed 24 branches of established agencies, bringing total agency relationships after closings to 969 and total agency locations to 1,233. Many of today's Cincinnati agencies are larger, stronger survivors of agency consolidation and acquirers of other agencies. Thirty-three percent of Cincinnati's independent agencies have total annual premium volume in excess of $10 million. According to the recent Future One Agency Universe Study, only 13% of agencies nationwide produce at this level.

  In 2000, our agents gave Cincinnati almost 20% of their total premium, writing nearly $2 million per agency relationship. While this penetration is outstanding, we are taking steps to grow with each agency.

- Our Cross-Serving initiative provides educational and technical assistance for agencies to prospect additional sales to their current clients, increasing customer loyalty and decreasing agency expenses. A customer relationship management approach encourages integrated, customized insurance programs and personal service.

- As agencies streamline their operations by consolidating carriers, we expect continued success attracting rollover books formerly placed with other personal lines carriers. During 2000, agents gave us 38 rollovers with annual premiums of $11.2 million. Because our agents controlled these accounts and knew their loss history, we had assurance that these rollovers were quality business.

- On the commercial side, agents moved more than 700 new dentist accounts to Cincinnati during 2000.

  Already the officially endorsed carrier of the prestigious Chicago Dental Society, we secured a new endorsement from the Vermont State Dental Society. The dentist's program broke the $20 million mark in 2000, and coverage enhancements slated for 2001 will make the product even more saleable.

- We continuously improve products to incorporate differentiating features that let agents compete on value and service instead of price. During 2000, we updated products for cosmetologists and barbers, introduced superior business income coverage for large manufacturing clients and made new and improved products available for contractors whose policies often must provide coverage for other project partners.


PROFITABILITY

  As reported in the Letter to Shareholders on Pages 2-5, profitability of our property casualty insurance companies was reduced by court decisions affecting all insurers that write Ohio auto policies, by rapidly changing technology and by rising cost inflation in the general economy. Our combined loss and expense ratio was 110.7%, including 6.0 points for the uninsured motorist reserve addition and excluding 1.8 points for the one-time technology charge. This result compares with 100.4% in 1999 and A.M. Best's industry estimate of 110.3% for 2000.

  The pure loss ratio for commercial lines was 71.2% in 2000 versus 61.4% in 1999. For personal lines, it was 71.1% in 2000 and 62.0% last year. While we continue to underwrite flexibly based first on agency relationships and overall account quality, we are addressing loss severity in commercial auto, with a 108.0% pure loss ratio and in the homeowner line, with an 83.9% loss ratio. Targeting a return to the historic profitability indicated by our 101.3% average combined ratio over the previous over years, we are working from our historic strengths to manage factors within our control.

   First, from the underwriting standpoint, we have instituted more conservative standards by class of risk, particularly for commercial auto and workers' compensation. In addition to loss history, underwriters are giving more weight at renewal to loss-predictive information such as updated motor vehicle reports and driver experience records on commercial auto risks.

  Second, we are leveraging our large, empowered field staff and their extensive local knowledge. Marketing representatives are reaffirming agreements on the extent of frontline underwriting to be performed by agents. They are engaging the entire team of local claims, engineering and loss control representatives who get a bird's-eye view of the risk in the course of providing services to the policyholder. At renewal discussions with the agent, this team confirms that risks measure up to the same high quality as when the policies were first written.

   Marketing representatives have stepped up risk inspections on new and renewal business, and claims representatives are conducting on-site inspections and preparing full risk reports for every account reporting a loss above $100,000. Field claims representatives now have access to specialists in estimating property construction claims.

   Third, we are following through on our commitment to stay customer-centered and agent-focused:

- During 2000 we provided tools to help agents verify that their homeowner clients are fully protected by selling insurance to value, the level of coverage that will allow them to repair or replace their home.

- We are preparing to test an innovative use of credit scores as a criteria for participation in payment plans, rather than as underwriting criteria to restrict availability of coverage.

- And during 2000, our Best Practices program helped agencies work toward their full potential as frontline underwriters and producers of personal lines. This program supports agents with field seminars and one-on-one consultation for workflow and marketing plan review, as well as producer recruitment and training.

LIFE INSURANCE  OPERATIONS

  Cincinnati Life is a valued strategic member of the Cincinnati family of insurance companies. During 2000, Cincinnati Life contributed $32.3 million of net operating income, up from $28.1 million in 1999. Gross written premiums were $157.3 million.

  This growth was achieved profitably, with expenses offset by rising investment income and rising premiums (excluding large, single-premium, bank-owned life insurance "BOLI" policies) and good mortality experience. Strong new product offerings -- including enhanced term, universal life and annuity portfolios - contributed to 11.7% growth in net written premiums, excluding BOLI. New term insurance regulations, which went into effect January 1, 2000, pushed first-year term premiums up 41%. Ordinary life applications rose 9% and structured settlement premiums reached a record $23 million - up 90% from 1999.

  BOLI, which played so large a role in top-line growth during 1999 highlighted by the sale of a $302.9 million single-premium policy, continues to be a source of opportunity. Cincinnati Life is aggressively marketing this product, which generally involves a six- to twelve-month sales process. During 2000, Cincinnati Life reported $20.0 million in premium from BOLI. The Company now protects more than 1,000 lives through BOLI and has more than $1 billion in force.

  With an already strong product portfolio, and with individual disability products and a series of next-generation whole life, term and universal products on the horizon, Cincinnati Life delivers outstanding value to our dedicated agency force. In addition to providing independent life agencies with the strength and reliability of the Cincinnati name, the Company provides property casualty agents with a competitive edge. A complete portfolio designed to meet the life and property casualty insurance needs of customers simplifies transactions both for agents and policyholders. And the fact that all of these needs can be met by an agent and a company the consumer knows and trusts makes doing business with Cincinnati easy.

  At the same time, we are expanding our network of independent life agencies. We appointed 56 new agencies last year: 50 independent life agencies where the Company already had property casualty representation and six agencies in areas outside of property casualty states. Cincinnati Life also entered Maine during 2000. During the coming year, we expect to further develop markets in the West and the Northeast.

  All of these appointments, all of these expansions, occur with the careful selection and agency nurturing that has become a hallmark of The Cincinnati Insurance Companies. A genuine commitment to servicing our customers - independent insurance agents - demonstrates that Cincinnati supports our agents. Dozens of seminars held around the country during 2000 introduced independent agents to Cincinnati Life products and services, to advanced marketing strategies, to worksite marketing, to long-term care products and to Cincinnati's Cross-Serving initiative - the Company's own brand of customer relationship management. Nearly 3,000 agents benefited from these workshops, and Cincinnati Life will remain committed to this type of service and training in the years ahead.

  Cincinnati service also was evident in technological initiatives launched in 2000. The life operations piloted imaging technology for the Corporation and introduced an enhanced application tracking system. Another new development, tele-underwriting, enables agents to phone in basic information and let Cincinnati complete the application process. These technologies speed service to agents and allow for a concentration on client relationships rather than on paperwork. Similar initiatives and movements toward automated workflow and information management are planned for the year ahead.

  As Cincinnati Life looks toward our future, we remain committed to the values that shaped our past: an absolute commitment to service, strength and profitable growth over the long term.

FINANCIAL SERVICES

  Service is a key differentiating factor for The Cincinnati Insurance Companies, and CFC Investment Company is a tangible example of Cincinnati's commitment to service.

  CFC Investment Company writes equipment and vehicle leases and loans for independent insurance agents, their commercial customers and other businesses. We also provide commercial real estate loans to agents. These are services that help agencies operate and expand their businesses - both physically and as a means of becoming more comprehensive financial service providers themselves. Agents referring clients to CFC Investment Company receive finders' fees, making the relationship with CFC Investment Company rewarding for them as well as their clients.

  During 2000, net after-tax earnings for CFC Investment Company were $2.2 million.

Gross receivables reached $93.4 million. During 2001, CFC Investment Company plans to subdivide territories in Ohio, committing more resources to our home state agency base.

  CinFin Capital Management, Cincinnati Financial Corporation's asset management services subsidiary, grew during 2000, finishing the year with $536.3 million under management and nearly doubling the client base it had during 1999, our first full year of operation. Twenty-seven clients - up from 14 in 1999 - trust Cincinnati to protect their financial futures.

  CinFin's investment strategy mirrors the strategy of our parent company - equity-based portfolios that center on best-in-class companies. Each client's portfolio is custom-made according to the unique needs and risk appetite of the individual or institution. Regular contact, both formal and informal, ensures that clients know and understand their investments, and that they are comfortable with the results.

  Current and prospective clients include corporations, insurance agencies, pension plans, endowment funds and high net-worth individuals. In 2001, CinFin is evaluating plans for a new, separate account with a lower minimum than the $500,000 required for individually managed accounts. Such a product would broaden the appeal of the financial services company and help leverage the Cincinnati name.

INVESTMENTS

  Cincinnati Financial Corporation's investment strategy - heavily weighted toward a small group of high-quality equity investments - is atypical for the insurance industry. At its core are the same philosophies that guide insurance operations at the Company - deep relationships, deep understanding and deep commitment for the long term.

  Cincinnati carefully selects a small group of equities, gains an understanding of their industry, develops relationships with the management of each firm, and holds them for the long-term. Overall, the Company's equity portfolio produced a compounded annual return of 25.5% over the past five years, compared with 18.3% for the Standard & Poor's 500 Index. Notably, in 2000, the Company's equity portfolio returned 16.7% compared with the 9.1% decline of the same index. Thirty of the 45 common stocks in our portfolio raised their dividends, adding $12.8 million to gross investment earnings on an annualized basis. This type of performance year after year affirms the value of Cincinnati's investment strategy - a source of the Company's financial strength.

  Bonds, too, are an important component of our portfolio.

Fixed-income investments in corporate, municipal, public utility and other bonds help the Company meet insurance obligations and provide a steady stream of cash flow. Cincinnati continues to focus on medium-risk bonds, reducing its appetite for high-yield, non-investment grade bonds. Non-investment grade bonds comprised just 5.3% of the Company's portfolio at year-end 2000, compared with 7.5% in 1999. While the Company experienced some realized losses in the bond portfolio, partly due to higher interest rates and deteriorating economic conditions, most were offset by gains in the stock portfolio.

  Overall, higher interest rates in 2000 improved the growth rate for investment income, with pre-tax revenue climbing 6.0% to a record $410.0 million, excluding income recorded in the first quarter from a single-premium, bank-owned life insurance policy sold in the fourth quarter of 1999. The total value of the portfolio - $11.247 billion at year-end - rose 11.0% over 1999.

  While higher interest rates allow us to grow investment income at an increased rate, declining interest rates also benefit the Company, both in the bond and equity portfolios. An inverse relationship between interest rates and bond value will benefit the fixed-income portfolio. Financial securities - the core of Cincinnati's portfolio - also tend to react favorably to lower interest rates.

  With continued confidence in the Company and its value, Cincinnati Financial Corporation repurchased 2.1 million shares of CFC common stock during 2000 at an average purchase price of $30.90. The Company has 9.1 million shares remaining on the repurchase authorization and will continue to buy back shares when such action benefits earnings per share and book value. During 2000, book value for Cincinnati Financial Corporation rose 11.4% to $37.26, with shareholders' equity at $5.995 billion.

  This financial strength demonstrates the Company's commitment to value and our focus on the long term. These core competencies have benefited shareholders for 50 years and will continue to reward you in the future.

PROFESSIONAL DEVELOPMENT

  In March, we completed the expansion of our Headquarters. The new building measures more than 800,000 square feet and features a state-of-the-art education facility. This new facility expanded from five rooms to 17, making it feasible to offer a full menu of classes and training for associates and agents. New agent programs included an Executive Liability Roundtable focusing on this growing line of business and introducing our new Blue Chip Policy, as well as a Cross-Serving Seminar demonstrating techniques to bring customers the benefits of comprehensive, integrated insurance programs. The Cincinnati Life Insurance Company took our training on the road and visited agents in 23 cities to present Update 2000 field seminars. Agents learned about recent developments in underwriting and new and improved Cincinnati Life products.

  Our tradition of investing in our associates starts with providing extensive training programs, especially for entry-level underwriters, claims representatives and programmers. A commitment to help each associate pursue continuous learning, insurance knowledge and skill development is just one of the reasons Cincinnati Financial is a great place to work. ComputerWorld (June 5, 2000) recognized your Company's practices and ranked us among the "100 Best Places to Work in IT." Selection was based on benefits, training and development, salary and promotions, turnover rates and women/minority management opportunities, as well as hot projects and mentoring programs.

PUBLIC  RESPONSIBILITY

  Your Company's tradition of support for the arts, education and other community-related activities continued in 2000. Cincinnati Financial sponsored a pig for the Big Pig Gig--Cincinnati's 2000 Artworks celebration. After the event, the pig was auctioned, with proceeds donated to Artworks and to Insuring the Children of Southern Ohio and Northern Kentucky, a nonprofit group organized by insurance professionals to fund child abuse prevention and treatment. Other corporate community investments included our traditional bi-annual blood drives, Partnership in Education activities and participation in campaigns for the Salvation Army, Fine Arts Fund and United Way.

  Your Company works to educate, inform and develop consensus on legislative and regulatory issues affecting our agents, policyholders and the insurance industry. The future of the state insurance regulatory system will be a dominant issue in 2001. We will continue to work with the National Association of Insurance Commissioners as they refine their initiatives to modernize and improve the efficiency of state insurance regulation. We also will urge Congress to proceed with caution as it considers proposals to create a federal regulatory system for the insurance industry. We oppose any modifications to the current system of state regulation that are not in the best interests of policyholders, agents and the industry.

  A number of public policy issues equally important to your Company also will dominate the year, including our continuing effort to advance the Policyholder Disaster Protection Act, a proposal that would permit insurers to accumulate tax-deferred reserves to meet policyholder needs after a mega-catastrophe and to protect insurer solvency.

  We will continue to act on behalf of shareholders and policyholders as advocates of judicial restraint and a level playing field for all litigants in our state supreme courts. In Ohio, we will be hard at work building relationships with the large class of new legislators serving in the general assembly with the onset of term limits.

  Implementation of the landmark financial services modernization law, the Gramm-Leach-Bliley Act, will continue. To comply with the Act's privacy provisions, we have conducted a full audit to determine what information is collected, how it is stored, who has access and when it is disclosed. In addition, we are working with trade organizations to support our agents as they also implement the privacy regulations. Information may be disclosed in order to service policyholders or account holders, to comply with governmental regulations or demands or to prevent fraud. We do not share personal information with any unaffiliated party for marketing purposes.

4. LOSSES AND LOSS EXPENSES

  Activity in the reserve for losses and loss expenses is summarized as follows (000s omitted):

                                            Years Ended December 31,
                                   -----------------------------------------
                                        2000           1999          1998
                                    ----------     ----------     ----------
Balance at January 1 ...........   $ 2,092,576    $ 1,978,461    $ 1,888,883
  Less reinsurance receivable ..       160,809        138,138        112,235
                                    ----------     ----------     ----------
Net balance at January 1 .......     1,931,767      1,840,323      1,776,648
                                    ----------     ----------     ----------
Incurred related to:
  Current year .................     1,527,669      1,303,651      1,306,194
  Prior years ..................       (19,726)      (116,061)      (153,311)
                                    ----------     ----------     ----------
Total incurred .................     1,507,943      1,187,590      1,152,883
                                    ----------     ----------     ----------
Paid related to:
  Current year .................       666,796        574,038        590,366
  Prior years ..................       590,909        522,108        498,842
                                    ----------     ----------     ----------
Total paid .....................     1,257,705      1,096,146      1,089,208
                                    ----------     ----------     ----------
Net balance at December 31 .....     2,182,005      1,931,767      1,840,323
  Plus reinsurance receivable ..       219,477        160,809        138,138
                                    ----------     ----------     ----------
  Balance at December 31 .......    $2,401,482     $2,092,576     $1,978,461
                                    ==========     ==========     ==========

  As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $19,726,000, $116,061,000 and $153,311,000 in 2000, 1999 and 1998. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

  The reserve for losses and loss expenses in the accompanying balance sheets also includes $71,577,000 and $61,573,000 at December 31, 2000 and 1999,
respectively, for certain life/health losses and loss checks payable.

PRICE RANGE OF COMMON STOCK

Shares are traded on the Nasdaq National Market. The closing sale price is quoted under the symbol CINF on the National Market List of Nasdaq (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on daily last sale prices.

                                            2000                                              1999
                     ----------------------------------------------     ------------------------------------------------
Quarter                1st          2nd          3rd          4th          1st         2nd          3rd          4th
                     ---------    --------    --------     --------     -------     ---------     -------     ----------
High ...........     $37 5/8      $42 7/8     $40 3/16     $40 1/16     $39 1/4     $41 15/32     $42 1/4     $37 1/16
Low ............      26 11/16     31 7/16     32 1/16      33 1/4       30 7/8      36 5/16       36 3/4      30 1/8
Dividend paid...     .17          .19         .19          .19          .15 1/3     .17           .17         .17

SELECTED FINANCIAL INFORMATION
(000s omitted except per share data and ratios)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                        Years Ended December 31,
                                                     2000                 1999            1998            1997
                                                 ------------        ------------     ------------    ------------
TOTAL ASSETS .................................   $ 13,287,091        $ 11,807,679     $ 11,482,430    $  9,867,404
LONG-TERM OBLIGATIONS ........................   $    449,234        $    456,373     $    471,520    $     58,430
SHAREHOLDERS' EQUITY .........................   $  5,994,995        $  5,421,284     $  5,620,936    $  4,716,965
BOOK VALUE PER SHARE .........................   $      37.26        $      33.46     $      33.72    $      28.35
------------------------------------------------------------------------------------------------------------------
REVENUES

Premium income ...............................   $  1,906,922        $  1,731,950     $  1,612,735    $  1,516,378
Investment income (less expense) .............        415,310             386,773          367,993         348,597
Realized (losses) gains on investments .......         (2,595)               (564)          65,309          69,230
Other income .................................         11,357              10,064            8,252           8,179
NET INCOME BEFORE REALIZED
   GAINS ON INVESTMENTS
In Total .....................................   $    120,052*       $    255,089     $    199,116    $    254,375
Per common share (basic) .....................            .75*               1.55             1.19            1.54
Per common share (diluted) ...................            .74*               1.52             1.16            1.49
NET INCOME
In Total .....................................   $    118,365*       $    254,722     $    241,567    $    299,375
Per common share (basic) .....................            .74*               1.55             1.45            1.81
Per common share (diluted) ...................            .73*               1.52             1.41            1.77
------------------------------------------------------------------------------------------------------------------
CASH DIVIDENDS PER COMMON SHARE
Declared .....................................   $        .76        $        .68     $    .61 1/3    $    .54 2/3
Paid .........................................            .74             .66 1/3          .59 2/3         .53 1/3

PROPERTY CASUALTY OPERATIONS (STATUTORY BASIS)
Gross premiums written .......................   $  1,979,741        $  1,774,633     $  1,656,476    $  1,566,688
Net premiums written .........................      1,881,112           1,680,812        1,557,581       1,471,603
Net premiums earned ..........................      1,827,576           1,657,277        1,542,639       1,453,526

Loss and expense ratio:
Loss ratio ...................................           71.1%               61.6%            65.4%           58.3%
Loss expense ratio ...........................           11.3                10.0              9.3            10.1
Underwriting expense ratio ...................           30.1*               28.8             29.5            29.6
Combined ratio ...............................          112.5%*             100.4%           104.2%           98.0%

Investment Income Before Taxes ...............   $    223,001        $    207,640     $    203,919    $    199,427

Property and Casualty Reserves:
Unearned premiums ............................   $    506,966        $    454,844     $    432,436    $    418,465
Losses .......................................      1,729,918           1,513,134        1,432,212       1,373,950
Loss adjustment expense ......................        452,088             418,634          408,113         402,698

Policyholders' surplus .......................   $  3,171,730        $  2,851,774     $  3,019,828    $  2,472,532
------------------------------------------------------------------------------------------------------------------

 * 2000 results include a one-time net charge for asset impairment of $39.1 million, before tax; $25.4 million, net of tax; or 16 cents per share. The charge impacted the underwriting expense ratio and statutory combined ratio by 1.8 percentage points.

 ** 1993 earnings include a net credit for $13.8 million, or 8 cents per share, cumulative effect of a change in the method of accounting for income taxes to conform with SFAS No. 109 and a net charge of $8.6 million, or 5 cents per share, related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------


   1996          1995          1994          1993             1992          1991          1990
----------    ----------    ----------    ----------       ----------    ----------    ----------
$7,397,109    $6,438,613    $5,036,903    $4,887,875       $4,356,648    $3,750,166    $2,839,258
$   79,847    $   80,000    $   80,000    $   80,000       $   80,000    $      182    $      202
$3,162,889    $2,657,971    $1,940,047    $1,947,338       $1,713,776    $1,441,401    $1,006,868
$    18.95    $    15.80    $    11.63    $    11.70       $    10.37    $     8.79    $     6.18

$1,422,897    $1,314,126    $1,219,033    $1,140,791       $1,038,772    $  947,576    $  871,196
   327,307       300,015       262,649       239,436          218,942       193,220       167,425
    47,946        30,781        19,557        51,529           35,885         7,641         1,488
    10,599        10,729        11,267        10,396           10,552        12,698         8,822

$  192,595    $  207,342    $  188,538    $  182,530**     $  147,669    $  141,273    $  128,052
      1.15          1.24          1.13          1.10**            .90           .86           .79
      1.11          1.20          1.09          1.06**            .87           .86           .78

$  223,760    $  227,350    $  201,230    $  216,024**     $  171,325    $  146,280    $  128,962
      1.34          1.36          1.21          1.30**           1.04           .90           .79
      1.31          1.33          1.18          1.27**           1.03           .89           .79

$  .48 2/3    $  .42 2/3    $  .38 2/3    $      .34       $      .31      $.27 2/3    $  .24 1/3
   .47 2/3           .42       .37 1/3       .33 1/3              .30           .27       .23 2/3

$1,476,011    $1,377,426    $1,287,280    $1,216,766       $1,089,901    $  996,807    $  896,204
 1,383,525     1,295,852     1,190,824     1,123,780        1,014,971       930,296       838,554
 1,366,544     1,263,257     1,169,940     1,092,135          992,335       903,465       828,046

      61.6%         57.6%         63.3%         63.5%            63.8%         61.6%         61.6%
      13.8          14.7           9.8           8.7              9.0           9.2           9.0
      27.6          26.9          26.9          27.4             29.0          28.9          29.0
     103.0%         99.2%        100.0%         99.6%           101.8%         99.7%         99.6%

$  190,318    $  180,074    $  162,260    $  153,190       $  141,958    $  126,332    $  110,827

$  401,562    $  385,418    $  353,697    $  333,550       $  302,473    $  280,404    $  254,000
 1,319,286     1,274,180     1,213,383     1,100,051          960,571       825,952       692,081
   383,135       306,570       218,642       193,305          177,262       160,260       140,501

$1,608,084    $1,268,597    $  998,595    $1,011,609       $  933,529    $  735,557    $  477,355

The selected financial information presented above allows for a more complete analysis of results of operations and should not be considered as a substitute for any GAAP measures of performance.
Per share data adjusted for three-for-one stock splits in 1998 and 1992 and stock dividends of 5% in 1996 and 1995.

MA N A G E M E N T  DI S C U S S I O N
continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

INTRODUCTION

  This Management Discussion supplements the financial statements and related notes of Cincinnati Financial Corporation and subsidiaries.

  Cincinnati Financial Corporation (CFC) had six subsidiaries at year-end 2000. The lead property and casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 31 states through an elite corps of 969 independent insurance agencies. Also engaged in the property and casualty business are The Cincinnati Casualty Company, which offers direct billing and agency-billed non-participatory workers' compensation policies; and The Cincinnati Indemnity Company, which markets nonstandard policies for preferred risk accounts. The Cincinnati Life Insurance Company markets life, long term care, disability policies and annuities through property casualty agencies and independent life agencies. CFC Investment Company complements the insurance subsidiaries with commercial leasing, financing and real estate services. The Company's sixth subsidiary, CinFin Capital Management Company, was established in 1998 to provide asset management services to institutions, corporations and individuals with $500,000 minimum accounts. CinFin's assets under management rose to $541 million in 28 accounts by January 2001, from $150 million in two accounts in January 1999.

  Investment operations are CFC's primary source of profits. A total-return strategy emphasizes investment in fixed-maturity securities, as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term price appreciation.

  The following discussion, related consolidated financial statements and accompanying notes contain certain forward- looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other natural causes; changes in insurance regulations, legislation or court decisions that place the Company at a disadvantage in the marketplace; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively affecting the Company's equity portfolio; delays in the planned schedule of development and implementation of technology enhancements; and decreased ability to generate growth in investment income. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

RESULTS  OF OPERATIONS

THREE-YEAR HIGHLIGHTS

-----------------------------------------------------------------------------------------------------------------------------------
(000,000s omitted except               2000       Change    Change     1999       Change    Change    1998        Change   Change
 per share data and ratios)                          $        %                      $        %                      $       %
-----------------------------------------------------------------------------------------------------------------------------------
Revenue                              $2,331.0     $202.8       9.5    $2,128.2    $ 73.9      3.6    $2,054.3     $111.9      5.8
Net Operating Income
 Excluding Charge                       145.5     (109.6)    (43.0)      255.1      56.0     28.1       199.1      (55.3)   (21.7)
Net Capital (Losses) Gains
  (after tax)                            (1.7)      (1.3)   (325.0)        (.4)    (42.9)  (100.9)       42.5       (2.5)    (5.6)
Net Income Excluding Charge             143.8     (110.9)    (43.5)      254.7      13.1      5.4       241.6      (57.8)   (19.3)
One-Time Charge for Asset
 Impairment                             (25.4)     (25.4)      n/a         0.0       0.0      n/a         0.0        0.0     n/a
Net Income                              118.4     (136.3)    (53.5)      254.7      13.1      5.4       241.6      (57.8)   (19.3)
-----------------------------------------------------------------------------------------------------------------------------------
Per Share Data (diluted)
Net Operating Income
 Excluding Charge                      $  .90    $  (.62)    (40.8)    $  1.52    $  .36     31.0    $   1.16    $  (.33)   (22.1)
Net Capital (Losses) Gains
  (after tax)                            (.01)      (.01)      n/a         0.0      (.25)     n/a         .25       (.03)   (10.7)
Net Income Excluding Charge             $ .89    $  (.63)    (41.4)    $  1.52    $  .11      7.8    $   1.41    $  (.36)   (20.3)
One-Time Charge for Asset
 Impairment                              (.16)      (.16)      n/a         0.0       0.0      n/a         0.0        0.0     n/a
Net Income                              $ .73    $  (.79)    (52.0)    $  1.52    $  .11      7.8    $   1.41    $  (.36)   (20.3)
-----------------------------------------------------------------------------------------------------------------------------------


The selected financial information presented above allows for a more complete analysis of results of operations and should not be considered as a substitute for any GAAP measures of performance.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     Revenue growth in each of the past three years primarily reflected higher contributions from property casualty earned premiums and investment income. In 2000, the growth rate for property casualty earned premiums rose for the third consecutive year because of strong growth in the Company's commercial insurance lines.

     Revenue from investment income rose 7.4% to $415.3 million in 2000, including $5.3 million in interest earned in first quarter 2000 from a $302.9 million single-premium bank-owned life insurance (BOLI) policy booked at the end of 1999. Excluding that interest income, investment income rose 6.0% in 2000, up from the 5.1% increase in 1999 and the 5.6% increase in 1998.

     In the third quarter of 2000, the Company recorded a one- time, pre-tax charge of $39.1 million to expense assets related to development of next-generation software to process property casualty policies based on management's decision that the assets were impaired. The charge reduced net income by $25.4 million or 16 cents per share, after tax.

     Excluding the charge, net operating income in 2000 was 43.0% below the prior year's record level, primarily because of the additional reserves related to uninsured motorist coverage as well as the increased level of property casualty claims in the second half of 2000. In 1999, net operating earnings were 28.1% ahead of the prior year's level, reflecting a lower level of catastrophe losses and stronger overall profitability, while in 1998, net operating earnings declined 21.7% due to the unusually high level of catastrophe losses.

     The Company reported a net capital loss after tax of $1.7 million in 2000 versus a $0.4 million net capital loss in 1999 and a $42.5 million net capital gain in 1998.

     Book value grew to $37.26 at year-end 2000 from $33.46 at year-end 1999 and $33.72 at year-end 1998. The growth in 2000 was primarily due to unrealized gains in the investment portfolio.

PROPERTY CASUALTY INSURANCE PREMIUMS
-------------------------------------------------------------------------------------------------------------------------------
(000,000s omitted except ratios)   2000        Change     Change     1999      Change   Change      1998      Change   Change
(*)Statutory basis                               $            %                  $        %                     $        %
-------------------------------------------------------------------------------------------------------------------------------
Total Gross Written Premiums*     $1,979.7     $205.1      11.6     $1,774.6   $118.1    7.1      $1,656.5    $ 89.8     5.7
Commercial Lines Net Written
 Premiums*                         1,275.4      175.6      16.0      1,099.8     80.0    7.8       1,019.8      32.4     3.3
Personal Lines Net Written
 Premiums*                           605.7       24.7       4.3        581.0     43.2    8.0         537.8      53.6    11.1
Total Net Written Premiums*        1,881.1      200.3      11.9      1,680.8    123.2    7.9       1,557.6      86.0     5.8
Total Net Earned Premiums          1,827.6      170.3      10.3      1,657.3    114.7    7.4       1,542.6      89.1     6.1
-------------------------------------------------------------------------------------------------------------------------------

  Cincinnati leverages its strong relationships with independent insurance agents to market property casualty insurance in 31 states, up from 30 states in 1999 and 29 in 1998. In 2000, approximately 98% of the Company's premium volume was in the 26 states in which the Company has had a presence for more than five years. Further, Ohio contributed 26% and Georgia, Illinois, Indiana, Michigan and Pennsylvania each contributed between 5% and 10% of premium volume in 2000.

  Key factors that distinguish the Company in the insurance marketplace include:

  - Single-channel distribution strategy that emphasizes the value of independent agents and their knowledge of the local markets.

  - Local field staff that enhances service and accountability by providing 24-hour-a-day, seven-day-a-week availability and local decision-making authority. Local field staff is responsible for the selection of new independent agents as well as underwriting and pricing of new business.

  - Innovative products and services that meet the needs of the Company's independent agents and their customers, including the availability of three-year policy terms for many types of insurance coverage. In 2000, both new and updated policies were introduced, including an endorsement that allows living trusts to be named as insureds on homeowner policies, to further meet the needs of agents and their customers. Looking ahead, plans call for the introduction of an endorsement to cover identity theft under a homeowner policy.

  - Widely recognized quality claims service via locally based claims field staff in conjunction with independent agents. To help ensure prompt claims service, the Company provides most agents with authority to pay claims immediately up to $2,500. In total, the Company pays in the range of $3-7 million per business day in claims.

  - Emphasis on improving customer service through the creation of smaller marketing territories, permitting local field marketing representatives to devote more time to each independent agent. Since the beginning of 1997, the Company has subdivided eight territories in established states, increasing the field marketing staff by 23% to 75 over the four-year period. Three new territories are expected to open in Kentucky, Maryland and North Carolina in the coming months, in addition to one new territory that opened in Illinois early in 2001.

MA N A G E M E N T  DI S C U S S I O N
(continued)

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

- Programs to support agency growth, including education programs for agents and staff, and building and equipment financing. In 2000, the insurance subsidiaries augmented ongoing training programs with a number of special events, including seminars held around the country to encourage cross-serving by expanding awareness of the Company's products among producing agents. CFC Investment Company offers convenient, competitive equipment and vehicle leases and loans for independent insurance agents, their commercial customers and other businesses and also provides commercial real estate loans to agents to help them operate and expand their businesses.

     By leveraging these characteristics and taking advantage of the improved pricing environment in the commercial insurance market, the Company's property casualty total net written premiums have expanded more than twice as rapidly as the estimated industry growth rate in each of the past three years, rising 11.9% in 2000 to $1.881 billion.

     Premium growth in states in which the Company has had a presence for more than five years was a healthy 11.4% in 2000, reflecting the continued opportunities available to Cincinnati. Newer states also were a factor in overall growth, with premiums of $17 million for the year; these states provide an opportunity for expansion. Over the past five years, the Company began marketing commercial lines insurance in North Dakota, Montana, upstate New York, Idaho and Utah, and began writing or expanding personal lines in Maryland, Michigan, Minnesota, Montana, North Dakota and Pennsylvania. The Company's criteria for entry into new states include a favorable regulatory climate and a limited residual market.

COMMERCIAL LINES

     Commercial lines premiums rose to 67.8% of total statutory basis net written premiums in 2000, reflecting the higher rate of growth in that segment as the market continued the strengthening that began in the second half of 1999 after more than three years of intense price competition. Industry-wide growth in the commercial insurance area was 3.6% in 2000, after declining 0.9% in 1999 and rising 0.1% in 1998. Cincinnati's commercial lines' premium growth rate exceeded that of the industry in each of the past three years due to:

- Strong competitive position and relationships with leading independent insurance agents.

-   Careful underwriting and pricing of both new and renewal accounts.

- Healthy gains in new business, reflecting the Company's approach of evaluating each new risk individually. In 2000, the Company's new business from commercial lines reached $230 million, up 42% from the prior year. New commercial business was $162 million in 1999 and $164 million in 1998.

     One of the Company's advantages in the commercial lines market is the availability of multi-year policy terms. Except for new business to an agent or when a policy is aggressively priced, the Company's standard approach is to write three-year policies. Within those multi-year packages, automobile coverages, workers' compensation, professional liability and most umbrella policies remain subject to annual adjustment. At year-end 2000, management estimated that approximately 70% of the $1.275 billion in net commercial premiums is subject to annual adjustment or re-pricing. The remainder have rates that may be slightly higher than single-year policy rates, in some cases, and that are guaranteed not to increase over a multi-year term.

PERSONAL LINES

     During 2000, the personal insurance market grew less rapidly than the commercial insurance market due to increased competition and lower rate increases. Industry-wide growth in personal lines was estimated at 5.0% in 2000, up from 3.6% in 1999 and 1998. Cincinnati's personal lines premium growth rate declined in 2000 and 1999 because of:

- An agency re-underwriting program designed to help improve profitability. In 2000, the program reviewed and strengthened underwriting standards for more than 100 of the Company's independent agents, obtaining motor vehicle reports for insured drivers and commitments that some agencies will provide the Company with a specific volume of personal lines business.

- Delayed introduction of automation initiatives that will increase convenience and decrease agency work necessary to write the Company's personal lines policies.

PROPERTY CASUALTY PROFITABILITY (STATUTORY BASIS)
--------------------------------------------------------------------
(000,000s omitted except ratios
and per share data)                     2000     1999     1998
--------------------------------------------------------------------
Commercial Lines Pure Loss Ratio        71.2%    61.4%    61.1%
Personal Lines Pure Loss Ratio          71.1     62.0     73.8
Loss and LAE Ratio Excluding
  Catastrophes                          79.7     69.4     68.6
Catastrophes Loss Ratio                  2.7      2.2      6.1
  Loss and LAE Ratio                    82.4     71.6     74.7
Expense Ratio Excluding Charge          27.3     28.4     28.9
Policyholder Dividend Ratio              1.0       .4       .6
  Statutory Combined Ratio
     Excluding Charge                  110.7    100.4    104.2
One-Time Charge for Asset
  Impairment                             1.8      0.0      0.0
  Combined Ratio                       112.5    100.4    104.2
Catastrophe Loss Data
Catastrophe Losses (before tax)        $50.1    $36.8    $93.5
Catastrophe Losses Per Share
  (after tax)(diluted)                  $.20     $.14    $ .35
--------------------------------------------------------------------

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

     The Company recorded a statutory underwriting loss of $210.3 million in 2000, excluding the one-time charge to expense assets, compared with underwriting losses of $12.5 million in 1999 and $68.5 million in 1998.

     The Company's combined ratio (statutory basis), excluding the one-time charge to expense assets, continued to compare favorably with industry results of 110.3%, 107.8% and 105.6% in 2000, 1999 and 1998, respectively. Management, however, expects to return profitability to the Company's five-year (1995-99) average statutory combined ratio of 101.3%, including policyholder dividends, by the end of 2001.

     The following contributed to the Company's underwriting results.

LOSS AND LAE RATIO

     Excluding catastrophe losses, the total loss and LAE ratio in 2000 was 10.3 percentage points higher than the level recorded in 1999 and 11.1 percentage points higher than 1998 due to additional reserves related to uninsured motorist losses and the unusually high level of claims in the second half of the year.

RESERVES -- As discussed in the Notes to the Consolidated Financial Statements, management establishes the Company's liabilities for insurance reserves, including adjustments of estimates, based upon Company experience and information from internal analysis. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is mitigated by the historic stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods. Reserves for environmental claims have been reviewed and the Company believes these reserves are adequate at this time. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most of the Company's commercial accounts were written with post-date coverages that afford clean-up costs and Superfund responses.

     In the fourth-quarter of 2000, the Company added $110 million (44 cents per diluted share) to reserves for losses incurred but not yet reported (IBNR), net of reinsurance, for uninsured motorist claims. The additional IBNR reserves represented management's best estimate of past losses to be reported or paid in 2001 and beyond as a result of two Ohio Supreme Court decisions.

     In the first of the two decisions, first addressed by the Company in October 1999, the court ruled that Ohio business automobile policies covered employees and their family members for injuries caused by uninsured or underinsured motorists, even when the injured persons were not in company vehicles or on company business. Since that decision and through year-end 2000, Cincinnati Financial's property casualty insurance subsidiaries had incurred $40 million in related claims.

     On December 27, 2000, the court further ruled that the forms used by insurance companies to allow Ohio personal and commercial policyholders to decline uninsured motorist coverage or to purchase reduced limits were not sufficient. Based on this decision, uninsured or underinsured motorist coverage must be provided at a limit equal to the bodily injury liability limit, even if the policyholder had declined or reduced the coverage by signing one of these forms. At year-end 2000, the Company was aware of approximately $32 million in claims related to this decision that were reported but had not previously been reserved due to the documented decision by the insurance customer to decline or reduce such coverage.

     The Company's loss and LAE ratio in 2000 and 1999 included 7.5 percentage points and 0.8 percentage points, respectively, related to these uninsured motorist claims and reserves. Excluding those amounts, the loss and LAE ratio would have been 74.9% in 2000 and 70.8% in 1999 compared with 74.7% in 1998.

CLAIMS IN 2000 -- During July and August of 2000, losses moved above or to the high end of the Company's normal monthly ranges. This reflected a combination of higher than usual losses above $1 million and higher than usual adverse developments above $250,000 on reserved claims, along with an upswing in the frequency and severity of smaller losses. During the fourth quarter, losses above $1 million and the frequency of smaller losses decreased. Also improved from the third quarter level were adverse developments greater than $250,000 and the severity of smaller losses, although these claims categories did not return to historic levels. During the fourth quarter, however, the frequency and severity of losses between $250,000 and $1 million moved higher than historic levels. Further, the accelerating rate of commercial insurance premium growth experienced by the Company led to higher IBNR reserves (in addition to the IBNR reserves related to uninsured motorist coverage noted above). The total loss and LAE ratio for the fourth quarter of 2000, however, improved 6.7 percentage points from the third quarter level, although it remained 4.5 percentage points above the five-year average.

     To address the higher losses, beginning in the fourth quarter of 2000, management put together teams of claims representatives and other Company specialists, under the direction of the field marketing representatives. These locally based Company representatives will intensify efforts on many fronts:

- Reaffirm agreements on the extent of frontline renewal underwriting to be performed by local agents.

- Improve pricing and institute more conservative underwriting by class of risk.

- Increase the frequency of property inspections for new and renewal commercial business.

MA N A G E M E N T  DI S C U S S I O N
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

- Evaluate commercial auto risks for new and renewal business, based on driver motor vehicle reports and length of experience of individual drivers, in addition to policyholder loss history.

- Re-emphasize agency reviews and profitability analysis, and follow up aggressively.

- Obtain overall risk reviews from claims representatives at account renewal or in conjunction with loss reviews as well as conduct on-site inspections and prepare full risk reports for every account reporting a loss over $100,000.

- Include claims representatives, loss control staff and engineering representatives in policy renewal discussions with field marketing representatives and agents.

     In addition, the Company established property construction claims specialists to augment the locally based field claims force and instituted additional steps for claims and adverse development reviews. These actions are expected to contribute to further improvement in loss results and lead to a return to the Company's five-year average statutory combined ratio of 101.3% by the end of 2001, absent an unusual level of catastrophe losses.

LOSS RATIO BY BUSINESS LINE

     The pure loss ratio for commercial lines was 71.2% in 2000, compared with 61.4% in 1999 and 61.1% in 1998. Catastrophe losses contributed 1.5%, 2.3% and 4.6% to the commercial lines' pure loss ratio in 2000, 1999 and 1998, respectively. The increase in the pure loss ratio excluding catastrophes in 2000 was due primarily to factors affecting the loss ratio, described above. In 2000, uninsured motorist claims and reserves added 10.6 percentage points to the commercial lines' pure loss ratio -- 2.3 percentage points due to recorded claims and 8.3 percentage points due to additional IBNR reserves related to potential future claims. In 1999, recorded uninsured motorist claims added 1.2 percentage points to the commercial lines' pure loss ratio.

     To reduce the future impact of the court's decisions regarding uninsured motorist coverage, effective October 1, 1999, the Company began using new language in Ohio business auto policies to relieve business policyholders of the need to fund coverage for losses for which they did not intend to assume responsibility. The Company was proactive about changing policy language and amending language on policies outside of Ohio to protect business policyholders from this type of risk. Early in 2001, the Company began working with independent agents to verify Ohio policyholders' decisions regarding uninsured motorist coverage and document those decisions on a form that meets the court's criteria.

     The pure loss ratio for personal lines was 71.1% in 2000, after having improved to 62.0% for 1999 from 73.8% in 1998. Catastrophe losses contributed 5.3%, 2.1% and 8.9% to the personal lines' pure loss ratio in 2000, 1999 and 1998, respectively. The increase in the pure loss ratio in 2000 was due to the factors affecting the loss ratio, described above, as well as weakening profitability in the personal lines segment, an industry-wide trend. The Company's agency re-underwriting program, designed to help restore personal lines profitability, was a factor in the improvement in the ratio between 1998 and 1999 and helped mitigate the higher losses in 2000. In 2001, the Company anticipates continuing the re-underwriting program with an additional 100 agencies. In addition, the Company is assessing profitability and seeking appropriate rate increases for personal lines products.

CATASTROPHE LOSSES

     The contribution to the loss ratio due to catastrophe losses of 2.7% in 2000 and 2.2% in 1999 was within the Company's historic range and significantly below the 6.1% recorded in 1998, an unusually high level. Due to the nature of catastrophic events, management is unable to predict accurately the frequency or potential cost of such occurrences in the future. However, in an effort to control such catastrophe losses, the Company does not market property casualty insurance in California, does not write flood insurance, reviews exposure to huge disasters and continues to reduce coverage in certain coastal regions. For property catastrophes, the Company retains the first $25 million of losses and is reinsured for 95% of losses from $25 million up to $200 million.

EXPENSE RATIO

     The expense ratio (statutory basis), excluding the one-time charge to expense software development assets, remained relatively stable over the three-year period, as the Company maintained its level of investment in staff and costs associated with upgrading technology and facilities.

POLICYHOLDER DIVIDEND RATIO

     Policyholder dividends as a percent of net earned premiums increased nearly three-fold in 2000 over 1999 due to growth in workers' compensation premiums, particularly in Wisconsin, where these policies are structured to include policyholder dividends. As a result of the expansion of this business area, in 2000 the Company began reporting its statutory combined ratio after policyholder dividends, in line with industry practices.

ONE-TIME CHARGE

     The one-time, pre-tax charge of $39.1 million recorded in the third quarter of 2000 was to expense assets related to

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

development of next-generation software to process property casualty policies. The development of next-generation software remains a strategic priority. The charge reflected the determination that previous work to establish business requirements retained asset value, and costs associated with that portion of the project were excluded from the charge.

LIFE AND ACCIDENT AND HEALTH
-----------------------------------------------------------------------------------------------------------------------------------
(000,000s omitted except ratios)   2000     Change      Change      1999       Change     Change      1998       Change   Change
(*)Statutory basis                             $          %                      $           %                     $       %
-----------------------------------------------------------------------------------------------------------------------------------
Gross Written Premiums*         $  157.3    $(263.4)    (62.6)    $  420.7   $  306.0     266.8     $  114.7     $ 17.1     17.5
Net Written Premiums*              140.1     (270.3)    (65.9)       410.4      301.2     275.8        109.2       16.8     18.2
Earned Premiums                     79.3        4.6       6.2         74.7        4.6       6.6         70.1        7.2     11.4
Other Income                         1.9       (0.9)    (32.1)         2.8        2.8       n/a          0.0        0.0      n/a
Investment Income                   79.1        8.8      12.5         70.3        5.0       7.7         65.3        4.4      7.2
Total Revenues                     158.0       14.2       9.9        143.8       11.6       8.8        132.2        1.7      1.3
Total Expenses                     112.1        5.6       5.3        106.5        4.9       4.8        101.6       14.2     16.2
Net Operating Income                32.3        4.2      14.9         28.1        4.5      19.1         23.6       (1.2)    (4.8)
Net Realized Capital Losses         (1.5)       1.0      40.0         (2.5)      (0.4)    (19.0)        (2.1)      (6.5)  (147.7)
 Net Income                         30.8        5.2      20.3         25.6        4.1      19.1         21.5       (7.7)   (26.4)
Total Assets                     1,620.9      173.8      12.0      1,447.1      236.9      19.6      1,210.2      110.2     10.0
Equity                             524.7       61.5      13.3        463.2      (61.8)    (11.8)       525.0       48.4     10.2
-----------------------------------------------------------------------------------------------------------------------------------

     The Company's life insurance subsidiary had net written premiums of $140.1 million in 2000 including $20.0 million of BOLI premiums. In 1999, net written premiums were $410.4 million, including a $302.9 million BOLI premium. Excluding BOLI premiums, net written premiums grew 11.7% in 2000, compared with a decline of 1.5% in 1999 and an increase of 18.2% in 1998. Total net earned premium income for 2000 was up for the third consecutive year, with life insurance premiums rising to $74.2 million in 2000 from $65.1 million in 1999 and $61.7 million in 1998. Growth in 2000 reflected continued penetration of the Company's property casualty agencies, appointment of independent life agencies and introduction of new products. In addition, through the first half of 2000, the Company processed ordinary life applications for policyholders who purchased term life insurance before the "Triple X" regulations took effect, contributing to the year's increase.

     In 2000, favorable mortality experience, expense control and continued growth from new products led to strong operating earnings, up 14.9% from the prior year. In 1999, net operating income rose 19.1% due to favorable mortality experience. The life insurance subsidiary contributed 27% of CFC's operating income in 2000 compared with 11% in 1999 and 12% in 1998.

     An important part of Cincinnati Life's strategic mission is to round out accounts while improving persistency for the Company. Term and worksite insurance products are well suited to cross-serving by the Company's property casualty agency force, 90% of which now do business with Cincinnati Life. Agents find that offering worksite marketing to employees of their small commercial accounts provides a benefit to the employees at low cost to the employer.

     With the success of the term and worksite efforts, the Company intends to enhance and develop new life insurance products that will meet the needs of the property casualty agents and their customers as well as attract independent life agents to help support overall product volume. To provide increased support to agents and accommodate growth, the Company subdivided existing life marketing territories in Michigan and in Georgia/Alabama during 2000, adding two new life field marketing representatives to bring the total to 25 across the country.

INVESTMENT INCOME AND INVESTMENTS

     Reflecting the interest rate environment, the growth rate for investment income improved in 2000 to 6.0%, excluding interest income recorded in the first quarter from the BOLI, after having declined slightly in 1999 to 5.1% from 5.6% in 1998. As a result, pre-tax investment income, excluding BOLI, reached a new record of $410.0 million compared with the previous record of $386.8 million in 1999. The growth was primarily the result of investing the cash flows from operating activities and dividend increases from equity securities in the investment portfolio.

     Investment income was affected over the past three years by decreased cash available for the investment portfolio due to the repurchase of the Company's common stocks. In addition, the higher paid losses in the second half of 2000 reduced the available funds.

MA N A G E M E N T  DI S C U S S I O N
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The asset value of the Company's equity portfolio rose approximately $1.015 billion in 2000, while the bond portfolio value rose approximately $103.9 million. In 2000, 30 of the 45 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $12.8 million to gross investment earnings on an annualized basis.

     The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium- risk fixed-maturity and equity securities, while earning optimal returns on the equity portfolio through higher dividends and capital appreciation. The Company's investment decisions on an individual insurance company basis are influenced by insurance regulatory statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed-maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk.

     The equity emphasis is on common stocks with an annual dividend yield of at least 2% to 3% and with annual dividend increases. The Company's portfolio of equity investments had an average dividend yield-to-cost of 9.0% at December 31, 2000. Management's strategy in equity investments includes identifying approximately 10 to 12 companies, for the core of the investment portfolio, in which the Company can accumulate 10% to 20% of their common stock.

INCOME TAXES

     The Company's income tax expense was $(9.7) million, $66.9 million and $65.5 million for 2000, 1999 and 1998, respectively, while the effective tax rate was (8.9)%, 20.8% and 21.3% for the same periods. The negative effective tax rate for 2000 was primarily attributable to lower income before income taxes, combined with the Company's tax-exempt interest and dividend exclusions, as compared with 1999 and 1998. The effective rate was constant from 1998 and 1999. The Company expects to pay $9.8 million in alternative minimum tax for 2000. The $9.8 million in alternative minimum tax can offset taxes owed in future years, thus creating a deferred tax benefit. Recording this deferred tax benefit in the current year serves to offset the current alternative minimum tax such that total tax expense is unaffected.

OUTLOOK

     Having achieved the goal to reach $2.0 billion in total direct written premiums by the year 2000 in both 2000 and 1999, management is targeting continued growth at two or more times the industry averages. In 2001, industry analysts are projecting 5.8% growth for the property casualty insurance market. The Company's further objectives are to return to historic profitability levels and maximize annual growth in investment income. Management believes that its statutory combined ratio, a key measure of profitability, should return to its five-year (1995-99) average of 101.3%, including policyholder dividends.

     The Company's $2.0 billion premium (statutory basis) target was met in 1999, when $2.158 billion in direct written premiums were written, including a single BOLI premium of $302.9 million written by The Cincinnati Life Insurance Company. In 2000, the target was reached with $1.944 billion in direct written property casualty premiums and $157.3 million in direct written life insurance premiums.

     Factors that contribute to the positive outlook for total premium growth include the growing strength of the commercial insurance marketplace, the Company's strong competitive position and reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates. However, management believes that the growth rate of personal lines premiums will be relatively unchanged from the 4.3% recorded in 2000 until the Company completes its rollout of next-generation software that will include direct billing capabilities.

CASH FLOW  AND LIQUIDITY

CASH FLOW
------------------------------------------------------------------------
(000,000s omitted)                      2000     1999     1998
------------------------------------------------------------------------
Net Cash Provided by
  Operating Activities               $ 356.6   $ 687.8   $ 273.6
Net Cash Used in Investing
  Activities                          (513.2)   (205.3)   (320.7)
Net Cash (Used in) Provided by
  Financing Activities                (122.7)   (201.6)     25.5
Net (Decrease) Increase in Cash       (279.3)    280.9     (21.6)
Cash at Beginning of Year              339.5      58.6      80.2
Cash at End of Year                     60.2     339.5      58.6
Supplemental
  Interest Paid                         40.2      31.6      36.4
  Income Taxes Paid                     33.4      55.0      91.2
------------------------------------------------------------------------

     Cash flow was sufficient to meet operating needs, with short-term borrowings utilized for financing and investing activities for the years 2000 and 1999. Excluding the 1999 year-end sale of the BOLI policy, amounting to approximately $302.9 million, cash flows from operations have been relatively

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

consistent from year to year. The Company had $55 million of unused letters of credit at December 31, 2000. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business, nor are there plans to reduce protection by entering or modifying ceded reinsurance agreements. Further, the Company has no significant exposure to assumed reinsurance because this comprised no more than 2.3% of gross premiums in each of the last three years.

     The change in net cash used in investing activities for 2000 and 1999 reflected a continued decline in the amount of fixed maturity investments being called by the issuers, compared with higher amounts called in 1998. For the years 2000 and 1999, the primary reasons for increases in net cash used for financing activities were for the payment of cash dividends and the purchase of treasury shares. In 1998, net cash was provided in financing activities due to the issuance of senior debentures, offset by treasury share purchases, cash dividend payments and reduction of short-term debt.

NOTES PAYABLE

  Notes payable, primarily short-term debt used to enhance liquidity, increased to $170.0 million in 2000 and $118.0 million in 1999 from zero in 1998. Management used short-term debt for purchase of treasury shares, the construction of an additional Cincinnati Headquarters building and other purposes.

DIVIDENDS

     CFC has increased cash dividends to shareholders for 40 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 2001, the Board of Directors authorized a 10.5% increase in the regular quarterly dividend to an indicated annual rate of 84 cents. In February 2000, the Board authorized an 11.8% increase; in February 1999, a 10.9% increase; and, in February 1998, a 12.2% increase. In the past 10 years, the Company has paid an average of 30-35% of net income as dividends, with the remaining 65-70% reinvested for future growth. The ability of the Company to continue paying cash dividends is subject to factors as the Board of Directors may deem relevant.

     Since 1992, the Company's Board also has authorized four stock splits or stock dividends: a three-for-one stock split in 1998; a 5% stock dividend in 1996; a 5% stock dividend in 1995; and, a three-for-one stock split in 1992. After the stock split in 1998, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 1,947 Cincinnati Financial shares, if all shares from accrued stock dividends and splits were held and cash dividends not reinvested.

FINANCIAL CONDITION

ASSETS

  At year-end 2000, total assets were $13.287 billion compared with $11.808 billion at year-end 1999.

CASH AND INVESTMENTS

     Cash and marketable securities of $11.376 billion make up 85.6% of the Company's $13.287 billion assets; compared with 89.2% in 1999. The Company has minor investments in real estate and mortgages, which are typically illiquid. At December 31, 2000, the Company's portfolio of fixed-maturity securities had an average yield-to-cost of 7.7% and an average maturity of 11.2 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Many of these bonds are not rated due to the small size of their offerings.

     At year-end 2000 and 1999, investments totaling approximately $730 million and $888 million ($806 million and $970 million at cost) of the Company's $11.376 billion and $10.194 billion investment portfolio related to securities rated as non-investment grade or not rated by Moody's Investors Service or Standard & Poor's. Such investments, which tend to have higher yields, historically have benefited the Company's results of operations and many have been upgraded to investment grade while owned. However, in 2000, the Company recorded losses in its non-investment grade bond portfolio due to the interest rate environment and deteriorating economic conditions.The losses were offset by gains in the equity portfolio. The Company continues to closely monitor these investments.

     Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed-maturity securities. Tax-exempt bonds comprised 9% of invested assets as of December 31, 2000, unchanged from year-end 1999 and 1998. Additional information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements.

REMAINING ASSETS

     Land, building and equipment for the Company at year-end 2000 included $61 million relating to the addition of a second

MA N A G E M E N T  DI S C U S S I O N
(continued)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

office tower completed in the first half of 2000, which approximately doubled the Headquarters space.

     In the second quarter of 2000, the Company began accounting for the assets related to the $302.9 million single- premium BOLI policy written on December 30, 1999, as a separate item on the balance sheet, "Separate Accounts." At year-end 1999, the premium amount was included in cash.

MARKET RISK

     The Company could incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are changes in price for equity securities and changes in interest rates and credit ratings for fixed-maturity securities. The Company could alter the existing investment portfolios or change the character of future investments to manage this exposure to market risk. CFC, with the Board of Directors, administers and oversees investment risk through the Investment Committee, which provides executive oversight of investment activities. The Company has specific investment guidelines and policies that define the overall framework used daily by investment portfolio managers to limit the Company's exposure to market risk.

LIABILITIES AND SHAREHOLDERS' EQUITY

     At December 31, 2000, total long- and short-term debt was 4.7%, insurance reserves were 23.2% and total shareholders' equity was 45.1% of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes, declared but unpaid dividends and other liabilities. At December 31, 2000, and December 31, 1999, long-term debt consisted of $449.2 million and $456.4 million, respectively, of convertible and senior debentures. Short-term debt is used to provide working capital as discussed above.

EQUITY

     Statutory risk-based capital requirements became effective for life insurance companies in 1993 and for property casualty companies in 1994. The Company's risk-based capital has been well above required amounts in each year since those effective dates.

---------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
(000,000s omitted)                    2000      1999     1998
---------------------------------------------------------------------------
Common Stock, Paid in Capital
  less Treasury Stock             $   219.1  $   267.3  $   462.0
Retained Earnings                   1,620.0    1,623.9    1,480.9
Accumulated Other
  Comprehensive Income              4,155.9    3,530.1    3,678.0
Total Shareholders' Equity         $5,995.0   $5,421.3   $5,620.9
---------------------------------------------------------------------------


     As a long-term investor, the Company has followed a buy-and-hold strategy for more than 40 years. A significant amount of unrealized appreciation on equity investments has been generatedas a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $6.438 billion as of December 31, 2000, and constituted 57.2% of the total investment portfolio; 75.5% of the equity investment portfolio; and, after deferred income taxes, 69.8% of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $5.488 billion and $5.512 billion, at year-end 1999 and 1998, respectively.

COMMON STOCK REPURCHASE

     The CFC Board of Directors believes that stock repurchases can help fulfill the Company's commitment to enhancing shareholder value. Consequently, the Company's Board of Directors has authorized the repurchase of outstanding shares. At December 31, 2000, 9.1 million shares remained authorized for repurchase at any time in the future. The Company has purchased 2.1 million shares at a cost of $66.4 million and 6.1 million shares at a cost of $217.1 million during the years ended December 31, 2000 and 1999, respectively, with
11.8 million total shares repurchased at a total cost to the Company of $376.6 million since the inception of the share repurchase program in 1996.

C O N S O L I D A T E D    B A L A N C E    S H E E T S
(000s omitted)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                             December 31,
                                                                                 -----------------------------------
                                                                                     2000                   1999
                                                                                 ------------           ------------

ASSETS
Investments
   Fixed maturities, at fair value (amortized cost: 2000-$2,802,863;
          1999-$2,692,154)                                                       $  2,721,291           $  2,617,412
   Equity securities, at fair value (cost: 2000-$2,067,984;
          1999-$2,022,555)                                                          8,525,985              7,510,918
   Other invested assets ..............................................                68,560                 65,909
Cash ..................................................................                60,254                339,554
Investment income receivables .........................................                86,234                 80,128
Finance receivables ...................................................                30,718                 32,931
Premiums receivable ...................................................               652,340                522,539
Reinsurance receivables ...............................................               214,576                159,229
Prepaid reinsurance premiums ..........................................                15,246                 24,684
Deferred acquisition costs pertaining to unearned
   premiums and to life policies in force .............................               258,734                225,896
Land, buildings and equipment for Company use (at cost, less
   accumulated depreciation: 2000-$123,840; 1999-$123,427) ............               122,005                107,784
Other assets ..........................................................               173,533                120,695
Separate accounts .....................................................               357,615                  - 0 -
                                                                                 ------------           ------------
      Total assets ....................................................          $ 13,287,091           $ 11,807,679
                                                                                 ============           ============

LIABILITIES
Insurance reserves
   Losses and loss expenses ...........................................          $  2,473,059           $  2,154,149
   Life policy reserves ...............................................               605,421                860,561
Unearned premiums .....................................................               921,872                836,407
Other liabilities .....................................................               257,254                241,232
Deferred income taxes .................................................             2,057,641              1,719,673
Notes payable .........................................................               170,000                118,000
6.9% senior debentures due 2028 .......................................               419,631                419,614
5.5% convertible senior debentures due 2002 ...........................                29,603                 36,759
Separate accounts .....................................................               357,615                  - 0 -
                                                                                 ------------           ------------
      Total liabilities ...............................................             7,292,096              6,386,395
                                                                                 ------------           ------------

SHAREHOLDERS' EQUITY
Common stock, par value-$2 per share; authorized 200,000 shares;
   issued: 2000-172,883; 1999-171,862 .................................               345,766                343,725
Paid-in capital .......................................................               254,156                237,859
Retained earnings .....................................................             1,619,954              1,623,890
Accumulated other comprehensive income-unrealized
   net capital gains ..................................................             4,155,929              3,530,104
                                                                                 ------------           ------------
                                                                                    6,375,805              5,735,578
Less treasury stock at cost (2000-11,992 shares; 1999-9,841 shares) ...              (380,810)              (314,294)
                                                                                 ------------           ------------
      Total shareholders' equity ......................................             5,994,995              5,421,284
                                                                                 ------------           ------------
      Total liabilities and shareholders' equity ......................          $ 13,287,091           $ 11,807,679
                                                                                 ============           ============

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME
(000s omitted except per share data)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                    Years Ended December 31,
                                                          -----------------------------------------
                                                            2000              1999          1998
                                                          -----------    -----------    -----------
REVENUES
   Premium income
      Property and casualty ...........................   $ 1,827,576    $ 1,657,277    $ 1,542,639
      Life ............................................        76,716         65,824         61,704
      Accident and health .............................         2,630          8,849          8,392
                                                          -----------    -----------    -----------
      Premiums earned .................................     1,906,922      1,731,950      1,612,735
   Net investment income ..............................       415,310        386,773        367,993
   Realized (losses) gains on investments .............        (2,595)          (564)        65,309
   Other income .......................................        11,357         10,064          8,252
                                                          -----------    -----------    -----------
      Total revenues ..................................     2,330,994      2,128,223      2,054,289
                                                          -----------    -----------    -----------

BENEFITS AND EXPENSES
   Insurance losses and policyholder benefits .........     1,581,123      1,254,363      1,221,118
   Commissions ........................................       351,104        316,416        293,926
   Other operating expenses ...........................       171,729        151,495        145,022
   Taxes, licenses and fees ...........................        55,694         60,475         61,271
   Increase in deferred acquisition costs pertaining to
      unearned premiums and to life policies in force .       (32,838)       (16,930)       (11,323)
   Interest expense ...................................        36,788         33,043         28,012
   Other expenses .....................................        19,630          7,788          9,156
   Asset impairment-software written off ..............        39,100           -0-            -0-
                                                          -----------    -----------    -----------
      Total benefits and expenses .....................     2,222,330      1,806,650      1,747,182
                                                          -----------    -----------    -----------

INCOME BEFORE INCOME TAXES ............................       108,664        321,573        307,107
                                                          -----------    -----------    -----------

PROVISION FOR INCOME TAXES
   Current ............................................       (11,223)        76,534         78,847
   Deferred ...........................................         1,522         (9,683)       (13,307)
                                                          -----------    -----------    -----------
      Total provision for income taxes ................        (9,701)        66,851         65,540
                                                          -----------    -----------    -----------

NET INCOME ............................................   $   118,365    $   254,722    $   241,567
                                                          ===========    ===========    ===========

PER COMMON SHARE
   Net income (basic) .................................   $       .74    $      1.55    $      1.45
                                                          ===========    ===========    ===========
   Net income (diluted) ...............................   $       .73    $      1.52    $      1.41
                                                          ===========    ===========    ===========
   Cash dividends (declared) ..........................   $       .76    $       .68    $   .61 1/3
                                                          ===========    ===========    ===========


Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(000s omitted)
Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

                                                                                      Accumulated
                                                                                        Other          Total
                                         Common    Treasury     Paid-In    Retained   Comprehensive  Shareholders'
                                         Stock      Stock       Capital    Earnings     Income       Equity
                                    -----------  -----------   ---------  -----------  ----------  -----------
Balance, December 31, 1997 ........  $  338,782  $  (72,585) $  203,282  $ 1,341,730  $2,905,756  $ 4,716,965

Net income ........................                                          241,567                  241,567
Change in unrealized gains on
   investments ....................                                                    1,188,097    1,188,097
Income taxes on unrealized gains ..                                                     (415,834)    (415,834)
                                                                                                   ----------
Comprehensive income ..............                                                                 1,013,830
Dividends declared ................                                         (102,383)                (102,383)
Purchase/issuance of
   treasury shares ................                 (24,611)        310                               (24,301)
Stock options exercised ...........       1,214                   9,100                                10,314
Conversion of debentures ..........         875                   5,636                                 6,511
                                    ----------- -----------   ---------  -----------  ----------  -----------
Balance, December 31, 1998 ........     340,871     (97,196)    218,328    1,480,914   3,678,019    5,620,936

Net income ........................                                          254,722                  254,722
Change in unrealized gains on
   investments ....................                                                     (227,562)    (227,562)
Income taxes on unrealized gains..                                                        79,647       79,647
                                                                                                   ----------
Comprehensive income ..............                                                                   106,807
Dividends declared ................                                         (111,746)                (111,746)
Purchase/issuance of
   treasury shares ................                (217,098)         14                              (217,084)
Stock options exercised ...........         816                   6,396                                 7,212
Conversion of debentures ..........       2,038                  13,121                                15,159
                                    ----------- -----------   ---------  -----------  ----------  -----------
Balance, December 31, 1999 ........     343,725    (314,294)    237,859    1,623,890   3,530,104    5,421,284

Net income ........................                                          118,365                  118,365
Change in unrealized gains on
   investments ....................                                                      962,808      962,808
Income taxes on unrealized gains..                                                      (336,983)    (336,983)
                                                                                                   ----------
Comprehensive income ..............                                                                   744,190
Dividends declared ................                                         (122,301)                (122,301)
Purchase/issuance of
   treasury shares ................                 (66,516)         11                               (66,505)
Stock options exercised ...........       1,080                  10,091                                11,171
Conversion of debentures ..........         961                   6,195                                 7,156
                                    ----------- -----------   ---------  -----------  ----------  -----------
Balance, December 31, 2000 ........ $   345,766 $  (380,810)  $ 254,156  $ 1,619,954  $4,155,929  $ 5,994,995
                                    =========== ===========   =========  ===========  ==========  ===========

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000s omitted)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

                                                                                 Years Ended December 31,
                                                                          ------------------------------------
                                                                             2000         1999          1998
                                                                          ---------    ---------    ---------
Cash flows from operating activities:
   Net income .........................................................   $ 118,365    $ 254,722    $ 241,567
   Adjustments to reconcile net income to net
          cash provided by operating activities:
      Depreciation and amortization ...................................      18,269       16,016       11,793
      Asset impairment-software written off ...........................      39,100         -0-          -0-
      Increase in investment income receivable ........................     (11,038)      (3,355)      (2,253)
      Increase in premiums receivable .................................    (129,801)     (28,270)     (24,081)
      Increase in reinsurance receivables .............................     (55,347)     (23,238)     (26,881)
      Decrease (increase) in prepaid reinsurance premiums .............       9,438        1,751       (2,823)
      Increase in deferred acquisition costs ..........................     (32,838)     (16,930)     (11,323)
      Decrease (increase) in accounts receivable ......................      22,502      (15,277)      (7,369)
      (Increase) decrease in other assets .............................     (72,306)       2,170          425
      Increase in loss and loss expense reserves ......................     318,910       99,424      118,191
      Increase in life policy reserves ................................      52,621      326,831       51,283
      Increase in unearned premiums ...................................      85,465       46,855       34,849
      Increase (decrease) in other liabilities ........................      53,078       15,471      (16,590)
      (Decrease) increase in current income taxes .....................     (63,400)      20,752      (14,595)
      Increase (decrease) in deferred income taxes ....................         985       (9,683)     (13,307)
      Realized loss (gains) on investments ............................       2,595          564      (65,309)
                                                                          ---------    ---------    ---------
          Net cash provided by operating activities ...................     356,598      687,803      273,577
                                                                          ---------    ---------    ---------
Cash flows from investing activities:
   Sale of fixed maturities investments ...............................       3,518       61,909       47,486
   Call or maturity of fixed maturities investments ...................     302,145      316,495      320,510
   Sale of equity securities investments ..............................     293,474      197,141      321,003
   Collection of finance receivables ..................................      15,434       16,133       14,738
   Purchase of fixed maturities investments ...........................    (795,766)    (423,505)    (475,751)
   Purchase of equity securities investments ..........................    (272,172)    (246,129)    (474,176)
   Investment in land, buildings and equipment ........................     (43,724)    (102,141)     (47,750)
   Investment in finance receivables ..................................     (13,220)     (16,957)     (15,131)
   Increase in other invested assets ..................................      (2,912)      (8,232)     (11,589)
                                                                          ---------    ---------    ---------
          Net cash used in investing activities .......................    (513,223)    (205,286)    (320,660)
                                                                          ---------    ---------    ---------
Cash flows from financing activities:
   Payment of cash dividends to shareholders ..........................    (119,342)    (109,702)     (99,522)
   Purchase/issuance of treasury shares ...............................     (66,504)    (217,084)     (24,301)
   Increase in (payoff of) notes payable ..............................      52,000      118,000     (280,558)
   Proceeds from stock options exercised ..............................      11,171        7,212       10,314
   Proceeds from issue of 6.9% senior debentures ......................        -0-          -0-       419,593
                                                                          ---------    ---------    ---------
          Net cash (used in) provided by financing activities .........    (122,675)    (201,574)      25,526
                                                                          ---------    ---------    ---------
Net (decrease) increase in cash .......................................    (279,300)     280,943      (21,557)
Cash at beginning of year .............................................     339,554       58,611       80,168
                                                                          ---------    ---------    ---------
Cash at end of year ...................................................   $  60,254    $ 339,554    $  58,611
                                                                          =========    =========    =========
Supplemental disclosures of cash flow information:
   Interest paid ......................................................   $  40,214    $  31,612    $  36,419
                                                                          =========    =========    =========
   Income taxes paid ..................................................   $  33,396    $  55,000    $  91,241
                                                                          =========    =========    =========

Supplemental disclosure of noncash activity - During the current year, the Company established a separate account. This resulted in a noncash transfer to the separate account of the following: $300,818 from investments, $307,762 from life policy reserves, $11,394 from cash, $8,984 from accounts payable securities, $4,932 from investment income receivable, $540 from other liabilities, and $142 from accounts receivable securities.

Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

1. SUMMARY  OF SIGNIFICANT ACCOUNTING
   POLICIES

     NATURE OF OPERATIONS- Cincinnati Financial Corporation (Company), through four insurance subsidiaries, sells insurance in 31 states, primarily in the Midwest and Southeast regions of the United States of America through a network of local independent agents.Insurance products sold include fire, automobile, casualty, bonds and all related forms of property casualty insurance as well as life insurance, long term care, disability policies and annuities.

     BASIS OF PRESENTATION- The consolidated financial statements include the accounts of the Company and subsidiaries, each of which is wholly owned, and are presented in conformity with accounting principles generally accepted in the United States of America. All significant inter-company balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     PROPERTY AND CASUALTY INSURANCE- Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are deferred and earned on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims, based upon facts in each claim and the Company's experience with similar claims. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments are reflected in current operations.

     LIFE INSURANCE- Policy acquisition costs are deferred and amortized over the premium-paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 7%. Interest rates on approximately $415,000,000 and $380,000,000 of such reserves at December 31, 2000 and 1999, respectively, are periodically adjusted based upon market conditions.

     Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.

     ACCIDENT AND HEALTH INSURANCE- Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property casualty insurance discussed above.

     REINSURANCE- In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance companies and reinsurers. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

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

     Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date.

     LAND, BUILDING AND EQUIPMENT - Property and equipment are classified as land, buildings and equipment for Company use or as other invested assets and are carried at cost less accumulated depreciation. The Company provides depreciation based on estimated useful lives using straight-line and accelerated methods. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

     During 2000, the Company wrote off $39.1 million of previously capitalized costs related to the development of next-generation software to process property casualty policies. Management conducted a review of the project, including an assessment by an independent firm, and determined, after several deliverable dates were missed, that the project design would not perform as originally intended. The decision required the application software under development be abandoned and a new application purchased.

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

     SEPARATE ACCOUNTS - The Company issues variable life contracts with guaranteed minimum returns, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the separate accounts. Minimum investment returns and account values are guaranteed by the Company and also include death benefits to beneficiaries of the contract holders.

     The assets of the separate accounts are carried at fair value. Separate account liabilities primarily represent the contract holders' claim to the related assets and are carried at the fair value of the assets. In the event that the asset value of contract holders' accounts is projected below the value guaranteed by the Company, a liability is established through a charge to earnings. Investment income and realized capital gains and losses of the separate accounts generally accrue directly to the contract holders and, therefore, are not included in the Company's Consolidated Statements of Income. Revenues and expenses for the Company related to the separate accounts consist of contractual fees, percentages of net realized capital gains and losses, and mortality, surrender and expense risk charges.

     EARNINGS PER SHARE- Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

     FAIR VALUE DISCLOSURES- Fair values for investments in fixed-maturity securities (including redeemable preferred stock and assets held in separate accounts) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.

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

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (amended by SFAS Nos. 137 and 138). The Company plans to adopt SFAS No. 133, as amended, on January 1, 2001.

     Management has determined that the adoption of SFAS No. 133 will not have a significant impact on the consolidated results of operations, financial position or cash flows of the Company because the Company does not have significant derivative activity.

     TRANSFERS OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES - In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125 and addresses certain issues not previously addressed in SFAS No. 125. SFAS No. 140 is effective for transfers and servicing occurring after March 31, 2001. Additionally, SFAS No. 140 is effective for disclosures about securitizations and collateral for fiscal years ending after December 15, 2000. The Company does not expect that SFAS No. 140 will have a material effect on its financial statements.

     RECLASSIFICATIONS- Certain prior year amounts have been reclassified to conform with current year classifications, including certain premium receivables and deferred acquisition costs, which prior to 2000 were netted against unearned premiums and underwriting expense accruals in the balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

2. INVESTMENTS
  (000s omitted)

                                                                                             Years Ended December 31,
                                                                                  ------------------------------------------
                                                                                      2000            1999           1998
                                                                                  -----------    ------------    -----------
Investment income summarized by investment category:
    Interest on fixed maturities ...............................................  $   221,993    $    218,688    $   217,675
    Dividends on equity securities .............................................      186,181         165,137        145,885
    Other investment income ....................................................       11,409           8,316          9,545
                                                                                  -----------    ------------    -----------
       Total ...................................................................      419,583         392,141        373,105
    Less investment expenses ...................................................        4,273           5,368          5,112
                                                                                  -----------    ------------    -----------
       Net investment income ...................................................  $   415,310    $    386,773    $   367,993
                                                                                  ===========    ============    ===========

Realized (losses) gains on investments summarized by investment category:
    Fixed maturities:
       Gross realized gains ....................................................  $     7,216    $     10,842    $    11,591
       Gross realized losses ...................................................      (76,540)        (48,518)       (10,354)
    Equity securities:
       Gross realized gains ....................................................      108,299          57,605        104,079
       Gross realized losses ...................................................      (41,570)        (20,493)       (40,007)
                                                                                  -----------    ------------    -----------
       Realized (losses) gains on investments ..................................  $    (2,595)   $       (564)   $    65,309
                                                                                  ===========    ============    ===========
Change in unrealized gains on investments summarized by investment category:
    Fixed maturities ...........................................................  $    (6,830)   $   (204,314)   $   (50,098)
    Equity securities ..........................................................      969,638         (23,248)     1,238,195
                                                                                  -----------    ------------    -----------
       Change in unrealized gains on investments ...............................  $   962,808    $   (227,562)   $ 1,188,097
                                                                                  ===========    ============    ===========

Analysis of cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 2000 and 1999 (000s omitted):


                                                                     Cost or         Gross         Gross
                                                                    Amortized     Unrealized     Unrealized        Fair
2000                                                                  Cost           Gains         Losses          Value
                                                                   -----------    -----------    -----------    -----------
Fixed maturities:
    States, municipalities and political subdivisions ..........   $   947,470    $    37,822    $     2,062    $   983,230
    Convertibles and bonds with warrants attached ..............        76,506          1,387          9,703         68,190
    Public utilities ...........................................        80,929          2,522            918         82,533
    United States government and government
       agencies and authorities ................................         7,030            186             --          7,216
    All other corporate bonds ..................................     1,690,928         40,605        151,411      1,580,122
                                                                   -----------    -----------    -----------    -----------
       Total ...................................................   $ 2,802,863    $    82,522    $   164,094    $ 2,721,291
                                                                   ===========    ===========    ===========    ===========
Equity securities ..............................................   $ 2,067,984    $ 6,517,504    $    59,503    $ 8,525,985
                                                                   ===========    ===========    ===========    ===========

1999
Fixed maturities:
    States, municipalities and political subdivisions ..........   $   891,319    $    16,971    $    21,637    $   886,653
    Convertibles and bonds with warrants attached ..............        83,993          2,221         10,419         75,795
    Public utilities ...........................................        60,978          1,120            690         61,408
    United States government and government
       agencies and authorities ................................         7,038             34            173          6,899
    All other corporate bonds ..................................     1,648,826         30,886         93,055      1,586,657
                                                                   -----------    -----------    -----------    -----------
       Total ...................................................   $ 2,692,154    $    51,232    $   125,974    $ 2,617,412
                                                                   ===========    ===========    ===========    ===========
Equity securities ..............................................   $ 2,022,555    $ 5,580,114    $    91,751    $ 7,510,918
                                                                   ===========    ===========    ===========    ===========


Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

Contractual maturity dates for investments in fixed maturity securities as of December 31, 2000 (000s omitted):

                                              Amortized           Fair              % of
                                                 Cost             Value          Fair Value
                                              ----------        ----------       ----------
Maturity dates occurring:
    One year or less......................    $  113,765        $  115,575            4.2
    After one year through five years.....       763,746           734,204           27.0
    After five years through ten years....       806,477           740,758           27.2
    After ten years.......................     1,118,875         1,130,754           41.6
                                              ----------        ----------          -----
       Total..............................    $2,802,863        $2,721,291          100.0
                                              ==========        ==========          =====

     Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

     At December 31, 2000, investments with a cost of $64,020,000 and fair value of $63,878,000 were on deposit with various states in compliance with certain regulatory requirements.

     Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000s omitted):

                                                  2000                              1999
                                        --------------------------        --------------------------
                                          Cost          Fair Value          Cost          Fair Value
                                        --------        ----------        --------        ----------
Fifth Third Bancorp common stock......  $276,799        $4,329,797        $276,799        $3,544,757
Alltel Corporation common stock.......  $118,931        $  822,624        $100,467        $1,060,481


3. DEFERRED ACQUISITION COSTS

     Acquisition costs incurred and capitalized during 2000, 1999 and 1998 amounted to $437,504,000, $381,635,000 and $347,704,000, respectively.
Amortization of deferred acquisition costs was $404,666,000, $364,705,000 and $336,381,000 for 2000, 1999 and 1998, respectively.

4. LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows (000s omitted):

                                                      Years Ended December 31,
                                       ----------------------------------------------------
                                          2000                 1999                1998
                                       -----------         -----------         -----------
Balance at January 1................   $ 2,092,576         $ 1,978,461         $ 1,888,883
  Less reinsurance receivable.......       160,809             138,138             112,235
                                       -----------         -----------         -----------
Net balance at January 1............     1,931,767           1,840,323           1,776,648
                                       -----------         -----------         -----------
Incurred related to:
  Current year......................     1,527,669           1,303,651           1,306,194
  Prior years.......................       (19,726)           (116,061)           (153,311)
                                       -----------         -----------         -----------
Total incurred......................     1,507,943           1,187,590           1,152,883
                                       -----------         -----------         -----------
Paid related to:
  Current year......................       666,796             574,038             590,366
  Prior years.......................       590,909             522,108             498,842
                                       -----------         -----------         -----------
Total paid..........................     1,257,705           1,096,146           1,089,208
                                       -----------         -----------         -----------
Net balance at December 31..........     2,182,005           1,931,767           1,840,323
  Plus reinsurance receivable.......       219,477             160,809             138,138
                                       -----------         -----------         -----------
  Balance at December 31............   $ 2,401,482         $ 2,092,576         $ 1,978,461
                                       ===========         ===========         ===========

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $19,726,000, $116,061,000 and $153,311,000 in 2000, 1999 and 1998. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $71,577,000 and $61,573,000 at December 31, 2000 and 1999,
respectively, for certain life/health losses and loss checks payable.

5. LIFE POLICY RESERVES

     Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000s omitted):

                                   2000            1999
                                 --------        --------
Ordinary/traditional life.....   $170,816        $155,931
Universal life................    251,722         236,214
Annuities.....................    162,848         144,221
Group life....................        106         302,990
Industrial....................     15,120          15,555
Other.........................      4,809           5,650
                                 --------        --------
  Total.......................   $605,421        $860,561
                                 ========        ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


     At December 31, 2000 and 1999, the fair value associated with the annuities shown above approximated $179,000,000 and $158,000,000 respectively.

6. NOTES PAYABLE

     The Company and subsidiaries had no compensating balance requirement on debt for either 2000 or 1999. The Company had lines of credit with commercial banks amounting to $225,000,000,of which $170,000,000 and $118,000,000 were in use at December 31, 2000 and 1999. Interest rates charged on such borrowings ranged from 6.38% to 7.40% during 2000, which resulted in an average interest rate of 7.12%. At December 31, 2000, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.68%.

7. SENIOR DEBENTURES

     The Company issued $420,000,000 of senior debentures due in 2028 in 1998. The convertible senior debentures due in 2002 are convertible by the debenture holders into shares of common stock at a conversion price of $14.88 (67.23 shares for each $1,000 principal). At December 31, 2000 and 1999, the fair value of the debentures approximated $450,000,000 and $445,000,000, respectively.

8. SHAREHOLDERS' EQUITY  AND RESTRICTION

     The insurance subsidiaries paid cash dividends to the Company of approximately $100,000,000, $195,000,000 and $105,000,000 in 2000, 1999 and
1998, respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations may be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 2001, the total dividends that may be paid to the Company without regulatory approval are approximately $317,173,000.

     2,151,000 shares of common stock were available for future stock option grants, as of December 31, 2000.

     The Company's Board of Directors has authorized the repurchase of outstanding shares. At December 31, 2000, 9.1 million shares remain authorized for repurchase at any time in the future. The Company has purchased 11.8 million shares at a cost of $376.6 million between the inception of the share repurchase program in 1996 and December 31, 2000.

9. REINSURANCE

     Property casualty premium income in the accompanying statements of income includes approximately $33,773,000, $37,113,000 and $38,790,000 of earned premiums on assumed business and is net of approximately $108,067,000, $95,572,000 and $96,073,000 of earned premiums on ceded business for 2000, 1999 and 1998, respectively.

     Written premiums for 2000, 1999 and 1998 consist of the following (000s omitted):

                                2000        1999         1998
                            ----------   ----------   ----------
Direct business ........... $1,987,019   $1,763,751   $1,636,859
Assumed business ..........     35,597       37,263       38,119
Ceded business ............    (99,085)     (94,105)     (99,189)
                            ----------   ----------   ----------
  Net ..................... $1,923,531   $1,706,909   $1,575,789
                            ==========   ==========   ==========

     Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $109,478,000, $63,206,000 and $59,741,000 of reinsurance recoveries for 2000, 1999 and 1998, respectively.

10. FEDERAL INCOME TAXES

     Significant components of the Company's net deferred tax liability as of December 31, 2000 and 1999 are as follows (000s omitted):

                                                              2000         1999
                                                           ----------   ----------
Deferred tax liabilities:
  Unrealized gains on investments ......................   $2,231,751   $1,894,768
  Deferred acquisition costs ...........................       82,163       71,115
  Other ................................................       28,331       22,211
                                                           ----------   ----------
  Total ................................................    2,342,245    1,988,094
                                                           ----------   ----------
Deferred tax assets:
  Losses and loss expense reserves .....................      178,211      181,713
  Unearned premiums ....................................       64,405       56,174
  Life policy reserves .................................       18,620       18,603
  Tax credit carryforward ..............................        9,848          -0-
  Other ................................................       13,520       11,931
                                                           ----------   ----------
  Total ................................................      284,604      268,421
                                                           ----------   ----------
Net deferred tax liability .............................   $2,057,641   $1,719,673
                                                           ==========   ==========


     The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                                   2000       1999         1998
                                                 Percent    Percent      Percent
                                                  -----       -----       -----
Tax at statutory rate ......................      35.00       35.00       35.00
Increase (decrease) resulting from:
  Tax-exempt municipal bonds ...............     (15.11)      (5.13)      (5.39)
  Dividend exclusion .......................     (30.39)      (9.19)      (9.29)
  Other ....................................       1.57         .11        1.02
                                                  -----       -----       -----
Effective rate .............................      (8.93)      20.79       21.34
                                                  =====       =====       =====

     No provision has been made (at December 31, 2000, 1999 and 1998) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

11. NET INCOME PER COMMON SHARE

     The computation of earnings per share for the years ended December 31, 2000, 1999 and 1998 is as follows (000s omitted except per share data):

                                           Net Income     Shares       Per Share
2000                                       (Numerator) (Denominator)     Amount
                                            --------       -------      --------
Basic ................................      $118,365       160,611      $    .74
 Effect of dilutive securities:
  5.5% convertible senior
    debentures .......................         1,206         1,990
  Stock options ......................                       1,320
                                            --------       -------
Diluted ..............................      $119,571       163,921      $    .73
                                            ========       =======      ========

1999
Basic ................................      $254,722       164,637      $   1.55
                                                                        ========
 Effect of dilutive securities:
  5.5% convertible senior
    debentures .......................         1,539         2,471
  Stock options ......................                       1,507
                                            --------       -------
Diluted ..............................      $256,261       168,615      $   1.52
                                            ========       =======      ========

1998
Basic ................................      $241,567       166,821      $   1.45
                                                                        ========
 Effect of dilutive securities:
  5.5% convertible senior
    debentures .......................         1,918         3,490
  Stock options ......................                       1,767
                                            --------       -------
Diluted ..............................      $243,485       172,078      $   1.41
                                            ========       =======      ========

     Options to purchase 1,112,000, 918,000 and 667,000 shares of common stock were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

12. PENSION PLAN

     The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth summarized information on the Company's defined benefit pension plan (000s omitted):


                                                        Years Ended December 31,
                                                        -----------------------
                                                          2000           1999
                                                       ---------      ---------
Change in benefit obligation:
 Benefit obligation at beginning of year ..........    $  75,921      $  76,314
 Service cost .....................................        4,855          5,319
 Interest cost ....................................        6,031          5,147
 Plan amendments ..................................         -0-          11,088
 Actuarial loss (gain) ............................        6,187        (18,795)
 Benefits paid ....................................       (4,811)        (3,152)
                                                       ---------      ---------
 Benefit obligation at end of year ................    $  88,183      $  75,921
                                                       =========      =========

Change in plan assets:
 Fair value of plan assets at beginning
  of year .........................................    $ 148,620      $ 151,879
 Actual return on plan assets .....................       16,632           (107)
 Benefits paid ....................................       (4,812)        (3,152)
                                                       ---------      ---------
 Fair value of plan assets at end of year .........    $ 160,440      $ 148,620
                                                       =========      =========

Funded status:
 Funded status at end of year .....................    $  72,257      $  72,699
 Unrecognized net actuarial gain ..................      (76,164)       (80,552)
 Unrecognized net transitional asset ..............       (2,591)        (2,962)
 Unrecognized prior service cost ..................        9,080         10,770
                                                       ---------      ---------
Prepaid (accrued) pension cost ....................    $   2,582      $     (45)
                                                       =========      =========

     A 1999 plan amendment increased benefit obligations and unrecognized prior service costs. This plan amendment primarily changed the retirement benefit formula, resulting in increased benefit payments to plan participants.

     The fair value of the Company's stock comprised $23,042,000 and $18,164,000 of the plan's assets at December 31, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

  The following summarizes the assumptions for the plan:

                                                         Years Ended December 31,
                                                        --------------------------
                                                           2000        1999
                                                          Percent      Percent
                                                         --------      --------
Discount rate ........................................       7.25          7.50
Expected return on plan assets .......................       8.00          8.00
Rate of compensation increase ........................     5 to 7        5 to 7

The components of the net periodic benefit cost for 2000, 1999 and 1998 include the following (000s omitted):

                                                  Years Ended December 31,
                                           ------------------------------------
                                             2000          1999           1998
                                           --------      --------      --------
Service cost .........................     $  4,855      $  5,319      $  4,150
Interest cost ........................        6,031         5,147         4,474
Expected return on plan assets .......      (10,688)       (9,100)       (7,451)
Amortization of:
  Transition obligation (asset) ......         (370)         (370)         (370)
  Prior service cost .................          543           (40)          (40)
  Actuarial (gain) loss ..............       (2,998)       (1,269)       (1,049)
                                           --------      --------      --------
Net pension expense ..................     $ (2,627)     $   (313)     $   (286)
                                           ========      ========      ========

13. STATUTORY ACCOUNTING INFORMATION

     Accounting principles generally accepted in the United States of America differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000s omitted):

                                                                Years Ended December 31,
                                                              ---------------------------------
                                                               2000         1999       1998
                                                             --------   ----------   ----------
Net income:
  Property casualty insurance
   subsidiaries   ......................................     $ 35,035   $  209,915   $  148,235
  Life health insurance
   subsidiary  .........................................     $ 30,071   $   21,381   $    7,248

                                                                  December 31,
                                                           -----------------------
                                                               2000        1999
                                                           ----------   ----------
Capital and surplus:
  Property casualty insurance subsidiaries .............   $2,760,594   $2,498,609

  Life health insurance subsidiary .....................   $  411,136   $  353,165

     In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (the Codification). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Ohio, the domiciliary state of the Company's insurance subsidiaries, will require adoption of the Codification with certain modifications for the preparation of statutory financial statements effective January 1, 2001. The Company estimates that the adoption of the Codification as modified by the Ohio Department of Insurance will reduce statutory capital and surplus as of January 1, 2001 by approximately $465,000,000 for the property casualty insurance subsidiaries and $62,000,000 for the life health insurance subsidiary.

14. TRANSACTIONS WITH AFFILIATED PARTIES

     The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $13,934,000, $12,989,000 and $11,654,000 on premium volume of approximately $87,465,000,
$82,707,000 and $82,839,000 for 2000, 1999 and 1998, respectively.

15. STOCK OPTIONS

     The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over 10-year periods. The Company applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123,

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (000s omitted except per share data):

                                                                            2000           1999           1998
                                                                        -----------   -----------   -----------
Net income ............................................   As reported   $   118,365   $   254,722   $   241,567
                                                            Pro forma       107,597       246,007       235,420
Net income per common share ...........................   As reported   $       .74   $      1.55   $      1.45
    (basic) ...........................................     Pro forma           .67          1.49          1.41
Net income per common share ...........................   As reported   $       .73   $      1.52   $      1.41
    (diluted) .........................................     Pro forma           .66          1.47          1.38

     In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: dividend yield of 2.11%, 2.36% and 1.79%; expected volatility of 24.92%, 22.89% and 21.79%; risk-free interest rates of 5.30%, 6.81% and 5.02%; and expected lives of 10 years for all years. Compensation expense in the pro forma disclosures is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

     A summary of options information for the years ended December 31, 2000, 1999 and 1998 follows (000s omitted except per share data):

                                                    2000                          1999                          1998
                                          -----------------------------  ---------------------------  ----------------------------
                                            Shares     Weighted-Average  Shares     Weighted-Average     Shares  Weighted-Average
                                                        Exercise Price                Exercise Price               Exercise Price
                                          ---------    ---------------  ---------   ----------------  ---------  -----------------
Outstanding at beginning of year ..       5,460,140        $27.57       4,940,591        $25.11       3,932,271        $17.88
Granted ...........................       1,294,600         31.08       1,011,800         35.46       1,664,200         38.00
Exercised .........................        (520,679)        18.48        (414,703)        16.55        (615,884)        15.27
Forfeited/revoked .................         (80,843)        29.57         (77,548)        32.89         (39,996)        25.48
                                          ---------                     ---------                     ---------
Outstanding at end of year ........       6,153,218         29.05       5,460,140         27.57       4,940,591         25.11
                                          =========                     =========                     =========
Options exercisable at end of year        3,694,725                     3,224,461                     2,243,982
Weighted-average fair value of
    options granted during the year                       $ 10.56                        $14.40                        $13.39


Options outstanding and exercisable at December 31, 2000 consisted of the following:

                         Options Outstanding                                          Options Exercisable
---------------------------------------------------------------------------      -----------------------------------
   Range of                        Weighted-Average
   Exercise                           Remaining           Weighted-Average                         Weighted-Average
    Prices           Number         Contractual Life         Exercise Price            Number      Exercise Price
---------------    -----------      ----------------         ------------          -----------     ---------------
$ 9.07 to 15.79        525,613          1.86 yrs                $13.08                525,613          $13.08
$15.95 to 20.47        575,878          4.30 yrs                 18.60                575,878           18.60
$20.50 to 23.00      1,121,355          5.62 yrs                 21.25              1,121,355           21.25
$26.41 to29.72       1,069,829          9.83 yrs                 29.59                 40,629           26.52
$32.06 to 33.75        755,980          8.04 yrs                 33.62                285,494           33.59
$33.88 to 39.88      1,226,363          8.15 yrs                 34.79                628,034           34.22
$40.16 to 45.37        878,200          7.48 yrs                 42.80                517,722           43.17
                     ---------                                                      ---------
                     6,153,218          6.97 yrs                 29.05              3,694,725           28.27
                     =========                                                      =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
16. SEGMENT INFORMATION

The Company is organized and operates principally in two industries and has four reportable segments - commercial lines property casualty insurance, personal lines property casualty insurance, life insurance and investment operations. The accounting policies of the segments are the same as those described in the basis of presentation. Revenue is primarily from unaffiliated customers. Identifiable assets by segment are those assets, including investment securities, used in the Company's operations in each industry.

Corporate and other identifiable assets are principally cash and marketable securities. Segment information, for which results are regularly reviewed by Company management in making decisions about resources to be allocated to the segments and assess their performance, is summarized in the following table. Information regarding income before income taxes and identifiable assets is not available for two reportable segments - commercial lines and personal lines - property casualty insurance.

  (000s omitted):

                                                  Years Ended December 31,
                                                  -----------------------
REVENUES                                    2000              1999            1998
                                       ------------       ------------    ------------
 Commercial lines insurance ........   $  1,231,306       $  1,088,039    $  1,019,463
 Personal lines insurance ..........        596,270            569,238         523,176
 Life insurance ....................         79,346             74,673          70,096
 Investment operations .............        412,715            386,209         433,302
 Corporate and other ...............         11,357             10,064           8,252
                                       ------------       ------------    ------------
    Total revenues .................   $  2,330,994       $  2,128,223    $  2,054,289
                                       ============       ============    ============
INCOME BEFORE INCOME TAXES
 Property casualty insurance .......   $   (225,342)*     $      3,241    $    (59,438)
 Life insurance ....................          1,362               (903)         (1,776)
 Investment operations .............        379,088            355,643         403,925
 Corporate and other ...............        (46,444)           (36,408)        (35,604)
                                       ------------       ------------    ------------
    Total income before income taxes   $    108,664*      $    321,573    $    307,107
                                       ============       ============    ============
IDENTIFIABLE ASSETS
 Property casualty insurance .......   $  6,487,819       $  5,800,182    $  5,879,064
 Life insurance ....................      1,619,169          1,441,657       1,203,908
 Corporate and other ...............      5,180,103          4,565,840       4,399,458
                                       ------------       ------------    ------------
    Total identifiable assets ......   $ 13,287,091       $ 11,807,679    $ 11,482,430
                                       ============       ============    ============

(*)2000 results include a one-time net charge for asset impairment of $39.1 million, before tax.

INDEPENDENT AUDITORS' REPORT

[DELOITTE & TOUCHE LLP LOGO]

     To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

     We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 6, 2001

S E L E C T E D    Q U A R T E R L Y    F I N A N C I A L    D A T A
(Unaudited)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
(000s omitted except per share data)
Financial data for each quarter in the two years ended December 31,

                                                                              2000
                                            --------------------------------------------------------------------------------
Quarter                                        1st             2nd             3rd                 4th            Full Year
                                            ---------       ---------       ----------          ---------        ----------
Revenues                                    $ 571,270       $ 578,806       $ 599,790           $ 581,127        $2,330,994
Income before income taxes                    103,528          96,640          (8,731)*           (82,773)          108,664*
Net income                                     79,363          74,694           5,577*            (41,269)          118,365*
Net income per common share (basic)               .49             .46             .03*               (.26)              .74*
Net income per common share (diluted)             .48             .45             .03*               (.26)              .73*

                                                                              1999
                                            --------------------------------------------------------------------------------
Quarter                                        1st             2nd             3rd                 4th            Full Year
                                            ---------       ---------       ----------          ---------        ----------
Revenues                                    $ 536,659       $ 541,321       $ 538,301           $ 511,942        $2,128,223
Income before income taxes                     82,061         116,341          69,042              54,129           321,573
Net income                                     64,477          86,254          57,046              46,945           254,722
Net income per common share (basic)               .39             .53             .35                 .29              1.55
Net income per common share (diluted)             .38             .52             .34                 .28              1.52

* Fourth-quarter and full-year 2000 results include a one-time net charge for asset impairment of $39.1 million, before tax; $25.4 million, net of tax; or 16 cents per share.

Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.