Form 10-K, Exhibit 13
period 2001-12-31
CINCINNATI FINANCIAL CORP
filed 2002-03-27
CIK 20286

                                                                    EXHIBIT 13

     Material incorporated by reference from the annual report of the registrant to the shareholders for the year ended December 31, 2001.

17. SEGMENT INFORMATION

     The Company is organized and operates principally in two industries and has four reportable segments - commercial lines property casualty insurance, personal lines property casualty insurance, life insurance and investment operations. The accounting policies of the segments are the same as those described in the basis of presentation. Revenue is primarily from unaffiliated customers. Identifiable assets by segment are those assets, including investment securities, used in the Company's operations in each industry. Corporate and other identifiable assets are principally cash and marketable securities. Segment information, which Company management regularly reviews to make decisions about allocating resources to the segments and assessing their performance, is summarized in the following table. Information regarding income before income taxes and identifiable assets is not available for two reportable segments - commercial lines and personal lines of property casualty insurance.

                                                              Years Ended December 31,
                                                       ------------------------------------
                                                         2001         2000           1999
                                                       -------       -------        -------
Revenues:
  Commercial lines insurance....................       $ 1,451       $ 1,231        $ 1,088
  Personal lines insurance......................           620           596            569
  Life insurance................................            81            80             75
  Investment operations.........................           396           413            386
  Corporate and other...........................            13            11             10
                                                       -------       -------        -------
    Total revenues..............................       $ 2,561       $ 2,331        $ 2,128
                                                       =======       =======        =======
  Income before income taxes:
  Property casualty insurance...................       $   (92)      $  (225)*      $     3
  Life insurance................................            (1)            1             (1)
  Investment operations.........................           358           379            356
  Corporate and other...........................           (44)          (46)           (36)
                                                       -------       -------        -------
    Total income before income taxes............       $   221       $   109*       $   322
                                                       =======       =======        =======
  Identifiable assets:
  Property casualty insurance...................       $ 6,954       $ 6,488        $ 5,800
  Life insurance................................         1,752         1,619          1,442
  Corporate and other...........................         5,253         5,180          4,566
                                                       -------       -------        -------
    Total identifiable assets...................       $13,959       $13,287        $11,808
                                                       =======       =======        =======



*2000 results include a one-time net charge for asset impairment of $39 million, before tax.

MAIN STREET:
  OUR FOUNDATION AND OUR FUTURE

     In an insurance climate marked by change and uncertainty, The Cincinnati Insurance Companies' strong presence on America's Main Streets is a competitive advantage.

     For Cincinnati, Main Street is not so much a place as it is an approach, a commitment to know and support the people we serve. It is a personal way of doing business. It is an emphasis on the local market. It relies on relationships, and it pays dividends.

     Main Street is both our foundation and our future. We maintain our business the way we built it, on America's Main Streets, through an elite corps of agents. Independent agencies representing Cincinnati, 959 in all, place an average of almost 20 percent of their business with the Company. These top producers are committed to a long-term relationship with Cincinnati.

     During 2001, the Company took steps to leverage our Main Street advantages through our large and experienced field staff. This has meant more attention to front-line underwriting, more involvement in renewal discussions, more specialized expertise in claims adjusting and more inspections. It has meant subdividing territories to increase points of contact. It has meant creating a deeper and more personal understanding of our business from the ground up. And in doing all of this, we remain confident that we can restore consistently healthy profitability over the long term, despite the challenges our industry faces.


THE MARKETPLACE

     In 2001, insured property casualty losses were estimated at nearly $285 billion, including an estimated $30 billion to $45 billion in the aftermath of September 11. Even before the terrorist attacks, property casualty insurers faced rising claims severity, adverse court decisions and mounting losses due to more than a decade of insufficient rates and overcapacity. Industry-wide, excluding the 6-point impact of the World Trade Center losses, the combined ratio for 2001 was estimated at 111.0 percent, up from 110.1 percent in 2000.

     Such losses have created a market in which underwriting and pricing can and must be re-evaluated. While some carriers are exiting product lines or enforcing large, across-the-board price increases, Cincinnati continues to do business the way we always have: on the local level, focusing on each relationship separately. We work with agents case by case to recognize and accurately measure exposures, then price each risk adequately and appropriately for the local marketplace. Commercial lines pricing remains flexible to respond to each risk in partnership with local agents who know their markets and their business. For personal lines, we are seeking and obtaining regulatory approval for increases where warranted. This customized approach means less immediate results but longer-term success. By making decisions that are risk-specific, we give our Company the opportunity to retain not just business, but high-quality business.

UNDERWRITING

     Although Cincinnati outperformed the industry during 2001, reporting a statutory combined ratio of 103.6 percent, we believe we can and we will do better. The path to improved profitability begins with strong fundamentals, and it begins at home on America's Main Streets.

     Cincinnati measures results for every program in every line of business, reviewing trends and taking action where justified. That process brought to the forefront the need to seek regulatory approval for appropriate rate increases for the homeowner line, which continues to experience increased loss severity. It highlighted the need to more carefully manage blanket and replacement property coverages and to limit the use of credits and dividend-paying plans in establishing workers' compensation policy pricing. It demonstrated the need to continue to aggressively re-underwrite commercial auto policies to ensure that driver records are current.

     Personal lines account reviews determined that nearly 19 percent of our homeowner property claims from 1996-2000 were related to water damage. Going forward, rather than include that coverage as standard, we'll give policyholders more choice of the coverage amount they need and the price they'll pay for it. Water damage exclusions and endorsements developed in 2001 will begin to take effect over the next year in most states.

     Disciplined underwriting means knowing your book of business. Again, being at home on America's Main Streets is a Cincinnati advantage.

     Agencies generally sell Cincinnati products to their neighbors and to organizations they know and understand. To ensure business remains agent-focused, Cincinnati's property casualty field marketing representatives are assigned to specific agencies, and their territories are divided according to activity levels. The number of agency relationships each field representative manages is kept to a minimum - 13 on average - allowing Cincinnati to provide the personal service each agency deserves. During 2000, two additional field representatives were assigned to established marketing territories, raising the total number of property casualty marketing territories to 76. In 2002, the Company plans to split and staff another six or more new territories.

     Policyholders, too, deserve intense, local, personal attention, and they get it from agents, engineers, marketing representatives, claims representatives and loss control specialists. On-site inspections, photographs, building cost estimates, loss trend and risk analyses increasingly are part of the process used to insure to value, providing business owners and homeowners with the coverage they need to repair or replace their property.

     This attention to detail is part of the process in new business discussions and in renewals. Once a policy is on the books, an entire team of people works to help the agent monitor the risk, regardless of whether loss activity occurs. Agents, field claims representatives and field marketing representatives review many account renewals together. Where losses are reported, we take an even closer look. The number of in-depth risk reports increased more than 200 percent in 2001. These reports from claims representatives include on-site inspections and detailed analyses to help underwriters at renewal time. Where exposures have changed, all of this detail allows for more accurate coverage amounts, terms and conditions, as well as premiums.

CLAIMS

     Cincinnati is in the business of paying claims promptly, fairly and personally.

     Our policy is to contact a claimant within 24 hours of receiving notice from the agent that a loss has occurred. Local claims representatives move quickly to assess losses and estimate costs. Specialized training and dedicated storm teams aid them in handling claims fairly and accurately.

    During 2001:

     - Nearly 500 claims representatives and trainees participated in schools to enhance claims handling techniques for workers' compensation, physical damage, fire loss investigation, settlement negotiation and other claims skills.

     - Midway through the year, we designated staff in larger metropolitan areas as specialists who work to contain costs for large property losses.

     - More than 150 people specifically assigned to storm duty responded immediately to areas affected by severe weather. Storm duty teams help free local claims representatives to handle non-catastrophe claims in a timely and personal manner.

     Additionally, new resources are helping verify, control and recoup costs. Re-pricing of auto physical damage estimates helped save an average of $80 each on repairs during a 2001 pilot project in just a few territories.

And a special Recovery and Subrogation Group in 2001 regained $40 million, nearly an 11 percent increase over 2000, through sale of assets recovered or salvaged from losses and recapture of payments that were the responsibility of a third party.

PRODUCTS AND SERVICES

     To better serve the independent agents for whom and by whom Cincinnati was founded, we committed resources to new tools and new products to protect their policyholders.

     New products included a Credit Union Blanket Bond and the Executive CEO policy.The latter meets the needs of individuals with higher-valued homes. Each policy comes with a building survey, giving the homeowner the security of knowing replacement value is covered and giving Cincinnati an accurate premium for that value.

     Property valuation software introduced in October 2001 and available on Cincinnati's agency extranet further helps determine replacement value of commercial buildings. This software provides information on geographic values, construction costs and other variables, working as a supplement to on-site inspections to ensure that the policyholder buys adequate protection.

     Cincinnati continues to invest in and roll out tools to speed processing and cut costs at the local level and at headquarters. More than 500 agency representatives visit our agency extranet weekly to download software, print forms and check Company news or ratings. This number will grow significantly as we bring software applications online. Other technology initiatives in development, test or pilot stages include imaging projects, online production and loss reports and policy quoting and processing systems.

LIFE INSURANCE

     The Cincinnati Life Insurance Company enhances local independent agents' ability to deliver financial protection to their communities. At the same time, policyholders benefit from the personal, local service that is unique to the Cincinnati family of insurance companies.

     Distributed primarily through agents representing Cincinnati's property casualty group, Cincinnati Life helps those agents increase their revenue streams with a full line of whole, term and universal life products, fixed annuities, disability income and long term care products. For the Company, Cincinnati Life offers the benefits of strengthening the relationship with agents and providing a steady cash flow to fuel investments and return. Life operations contributed $30 million to Cincinnati Financial Corporation's $210 million in net operating income for the year.

OUR COMMUNITIES,
OUR RESPONSIBILITIES

     The Cincinnati Insurance Companies - like the people who work for the Company and represent our products - are committed to our communities. We demonstrate that commitment with the same local emphasis on all of our business practices.

     In the agent community, we support our partners with outstanding service. Senior management travels to annual sales meetings in 28 cities to meet, greet and listen to agents. We support the education and training of agents by offering producer schools, agency management and executive liability roundtables, life product seminars and commercial and personal lines schools. These sessions aid in everything from agency accounting to selling skills. And many of these programs are held in cities around the country, making it possible for agency associates to stay close to home while earning necessary education credits.

     Beyond the frequent direct contact we have with our agents, we support their businesses through subsidiaries such as CFC Investment Company and CinFin Capital Management.

     CFC Investment Company helps local independent agents, their clients and the general public develop their businesses through equipment and vehicle loans and leases, as well as real estate loans. This support helps agencies expand to better serve customers in their communities.

     CinFin Capital Management, the Company's asset management services subsidiary, is another service to our agencies. CinFin invites agencies and their clients to benefit from an investment strategy that mirrors that of the Company. Clients with assets under CinFin management - typically agencies, pension plans, corporations, endowment funds and high net-worth individuals - receive the personal, customized attention for which The Cincinnati Insurance Companies are known.

     We also serve agents and policyholders by continuing education for Company associates. In 2001, more than 1,000 field and headquarters associates participated in online courses to improve both technical and interpersonal skills. Additionally, 38 claims representative trainees graduated in 2001. For the second year in a row, five classes of trainees graduated from our professional underwriting school.


     In the insurance community, Cincinnati Financial is a responsible citizen, working to protect the integrity of our industry. Our philosophy on legislative and regulatory issues is consistent with our philosophy on business practices:
Keep decision-making as close as possible to the local level.

     That brings us to our namesake community - the Greater Cincinnati region. Cincinnati-based associates have a tradition of supporting the arts, education and other community-related activities in our hometown. As a Company and personally, we commit to living and working every day as part of a proud community. Headquarters associates give generously to organized fund drives such as the Fine Arts Fund and United Way, volunteering for service activities ranging from tutoring and mentoring students to special events like blood and food donations.

     Our mission is to grow profitably and enhance the ability of local independent insurance agents to deliver quality financial protection to the people and businesses they serve. Whether field representatives or headquarters associates, we fulfill this mission agency by agency, community by community. Cincinnati is at home on America's Main Streets.

4. PROPERTY CASUALTY LOSSES AND LOSS EXPENSES

     Activity in the reserve for losses and loss expenses is summarized as follows:

                                              Years Ended December 31,
                                       -------------------------------------
                                        2001            2000           1999
                                       ------          ------         ------

Balance at January 1                   $2,401         $2,093          $1,978
  Less reinsurance receivable             219            161             138
                                       ------          -----          ------
Net balance at January 1                2,182          1,932           1,840
                                       ------          -----          ------
Incurred related to:
  Current year                          1,653          1,528           1,304
  Prior years                             (62)           (20)           (116)
                                       ------          -----          ------
Total incurred                          1,591          1,508           1,188
                                       ------          -----          ------
Paid related to:
  Current year                            724            667             574
  Prior years                             697            591             522
                                       ------          -----          ------
Total paid                              1,421          1,258           1,096
                                       ------          -----          ------
Net balance at December 31              2,352          2,182           1,932
  Plus reinsurance receivable             513            219             161
                                       ------          -----          ------
  Balance at December 31               $2,865         $2,401          $2,093
                                       ======          =====          ======

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $62, $20 and $116 in 2001, 2000 and 1999. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $67 and $72 at December 31, 2001 and 2000, respectively, for certain life health losses and loss checks payable.

 PRICE RANGE OF COMMON STOCK

Shares are traded on the Nasdaq National Market and the closing sale price is quoted under the symbol CINF on the National Market List of Nasdaq (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on intra-day high and low prices.

                                            2001                                            2000
                          ------------------------------------------      ------------------------------------------
Quarter                    1st         2nd         3rd         4th        1st         2nd         3rd         4th
                          ------      ------      ------      ------     ------      ------      ------      ------
High                      $41.25      $42.92      $42.20      $42.93     $37.98      $43.31      $40.63      $40.38
Low                        34.75       34.00       34.36       36.33      26.19       31.00       31.44       32.56
Dividends paid               .19         .21         .21         .21        .17         .19         .19         .19

SELECTED FINANCIAL INFORMATION

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
(dollars in millions except per share data)
                                                                               Years Ended December 31,
                                                    --------------------------------------------------------------------
                                                    2001                  2000                   1999            1998
                                                    ----                  ----                   ----            ----

INCOME STATEMENT DATA (GAAP)
Net earned premiums .............................    $  2,152           $  1,907            $  1,732         $  1,613
Net investment income ...........................         421                415                 387              368
Revenues ........................................       2,561              2,331               2,128            2,054
Net operating income ............................         210                120**               255              199
Net capital (losses) gains ......................         (17)                (2)               --                 43
Net income ......................................         193                118**               255              242
Net operating income per common share:
  Basic .........................................        1.31                .75**              1.55             1.19
  Diluted .......................................        1.29                .74**              1.52             1.16
Net income per common share:
  Basic .........................................        1.20                .74**              1.55             1.45
  Diluted .......................................        1.19                .73**              1.52             1.41
Cash dividends per common share:
  Declared ......................................         .84                .76                 .68              .61 1/3
  Paid ..........................................         .82                .74                 .66 1/3          .59 2/3

---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (GAAP)
Total assets ....................................    $ 13,959           $ 13,287            $ 11,808         $ 11,482
Long term debt ..................................         426                449                 456              472
Shareholders' equity ............................       5,998              5,995               5,421            5,621
Book value per share ............................       37.07              37.26               33.46            33.72

---------------------------------------------------------------------------------------------------------------------
RATIO DATA (GAAP)
Loss ratio ......................................        66.6%              71.1%               61.6%            65.4%
LAE ratio .......................................        10.1               11.3                10.0              9.3
Expense ratio ...................................        28.2               30.4**              28.6             29.6
Combined ratio ..................................       104.9%             112.8%**            100.2%           104.3%

---------------------------------------------------------------------------------------------------------------------
PROPERTY CASUALTY SUBSIDIARY STATUTORY DATA*
Net written premiums ............................    $  2,188*          $  1,936            $  1,681         $  1,558
Net earned premiums .............................       2,067              1,828               1,658            1,543
Net investment income ...........................         223                223                 208              204
Unearned premiums ...............................       1,033                507                 455              432
Loss reserves ...................................       1,886              1,730               1,513            1,432
Loss adjustment expense reserves ................         466                452                 419              408
Policyholders' surplus ..........................       2,533              3,172               2,852            3,020

Loss ratio ......................................        66.8%              71.1%               61.6%            65.4%
LAE ratio .......................................        10.1               11.3                10.0              9.3
Expense ratio ...................................        26.7*              29.2**              28.8             29.5
Combined ratio ..................................       103.6%*            111.6%**            100.4%           104.2%
---------------------------------------------------------------------------------------------------------------------


Note: The selected financial information above allows for a more complete analysis of results of operations and should not be considered a substitute for any GAAP measure of performance. The statutory basis data presented above for the year ended December 31, 2001 reflects the adoption of the Codification of Statutory Accounting Principles (Codification) on January 1, 2001, as required by the State of Ohio, as more fully discussed in the Management Discussion beginning on Page 20. Property casualty subsidiary statutory data for the year ended December 31, 2000 has been reclassified for comparative purposes; information was not readily available to reclassify earlier years' statutory data presented above.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
 1997                  1996              1995             1994                 1993                 1992                   1991
 ----                  ----              ----             ----                 ----                 ----                   ----

----------------------------------------------------------------------------------------------------------------------------------
$ 1,516               $ 1,423           $ 1,314          $ 1,219              $ 1,141              $ 1,039            $     948
    349                   327               300              263                  239                  219                  193
  1,942                 1,809             1,656            1,513                1,442                1,304                1,161
    254                   193               207              189                  183***               148                  141
     45                    31                20               12                   33                   23                    5
    299                   224               227              201                  216***               171                  146

   1.54                  1.15              1.24             1.13                 1.10***               .90                  .86
   1.49                  1.11              1.20             1.09                 1.06***               .87                  .86

   1.81                  1.34              1.36             1.21                 1.30***              1.04                  .90
   1.77                  1.31              1.33             1.18                 1.27***              1.03                  .89

    .54 2/3               .48 2/3           .42 2/3          .38 2/3              .34                  .31                  .27 2/3
    .53 1/3               .47 2/3           .42              .37 1/3              .33 1/3              .30                  .27
----------------------------------------------------------------------------------------------------------------------------------

$ 9,867               $ 7,397           $ 6,439          $ 5,037              $ 4,888              $ 4,357            $   3,750
     58                    80                80               80                   80                   80                   --
  4,717                 3,163             2,658            1,940                1,947                1,714                1,441
  28.35                 18.95             15.80            11.63                11.70                10.37                 8.79
----------------------------------------------------------------------------------------------------------------------------------

   58.3%                 61.6%             57.6%            63.3%                63.5%                63.8%                61.6%
   10.1                  13.8              14.7              9.8                  8.7                  9.0                  9.2
   30.0                  28.2              27.8             27.8                 28.5                 29.9                 30.2
   98.4%                103.6%            100.1%           100.9%               100.7%               102.7%               101.0%
----------------------------------------------------------------------------------------------------------------------------------

$ 1,472               $ 1,384           $ 1,296          $ 1,191              $ 1,124              $ 1,015            $     930
  1,454                 1,367             1,263            1,170                1,092                  992                  903
    199                   190               180              162                  153                  142                  126
    418                   402               385              354                  334                  302                  280
  1,374                 1,319             1,274            1,213                1,100                  961                  826
    403                   383               307              219                  193                  177                  160
  2,473                 1,608             1,269              999                1,012                  934                  736

   58.3%                 61.6%             57.6%            63.3%                63.5%                63.8%                61.6%
   10.1                  13.8              14.7              9.8                  8.7                  9.0                  9.2
   29.6                  27.6              26.9             26.9                 27.4                 29.0                 28.9
   98.0%                103.0%             99.2%           100.0%                99.6%               101.8%                99.7%
----------------------------------------------------------------------------------------------------------------------------------

* 2001 property casualty subsidiary statutory data excludes the effects of a $402 million one-time adjustment to recognize net written premiums on the basis of the policy contract term rather than the policy billing period as of January 1, 2001, as required to conform with Codification of Statutory Accounting Principles.

** 2000 results include a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax. The charge affected the statutory expense ratio and combined ratio by 1.7 percentage points and the GAAP expense ratio and combined ratio by 2.1 percentage points.

*** 1993 earnings include a net credit for $14 million, or 8 cents per share, cumulative effect of a change in the method of accounting for income taxes to conform with SFAS No. 109 and a net charge of $9 million, or 5 cents per share, related to the effect of the 1993 19 increase in income tax rates on deferred taxes recorded for various prior year items.

MANAGEMENT DISCUSSION

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

INTRODUCTION

    The following discussion highlights significant factors influencing the consolidated results of operations and financial position of Cincinnati Financial Corporation (CFC). It should be read in conjunction with the consolidated financial statements and related notes beginning on Page 35 and the 11-year summary of selected financial information on Pages 18 and 19.

    CFC had six subsidiaries at year-end 2001. The lead property casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 31 states through an elite corps of 959 independent insurance agencies. Other members of the property casualty group are The Cincinnati Casualty Company and The Cincinnati Indemnity Company, which provide the Company with flexibility in underwriting, pricing and billing. The Cincinnati Life Insurance Company markets life, long term care and disability income policies and annuities through property casualty agencies and independent life agencies. CFC Investment Company complementsthe insurance subsidiaries with commercial leasing, financing and real estate services. The Company's sixth subsidiary, CinFin Capital Management Company, provides asset management services to institutions, corporations and individuals with $500,000 minimum accounts. The Company's segments are defined based upon the components of the Company for which financial information is used internally to evaluate segment performance and determine the allocation of resources.

    Investment operations are CFC's primary source of profits. A total-return strategy emphasizes investment in fixed-maturity securities, as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term price appreciation.

SAFE HARBOR STATEMENT

    The following discussion contains certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other causes; the frequency and severity of claims; environmental events or changes; changes in insurance regulations, legislation or court decisions that place the Company at a disadvantage in the marketplace; adverse outcomes from litigation or administrative proceedings; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively affecting the Company's equity portfolio; delays in the development, implementation and benefits of technology enhancements; and decreased ability to generate growth in investment income.

    Further, the Company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have included efforts to adversely influence and restrict premium rates, restrict the ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

    Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

INSURANCE REGULATORY OVERSIGHT

    The Company's insurance subsidiaries, in common with other insurers based in the United States, are subject to extensive governmental regulation and supervision in the various states and jurisdictions in which they transact business. The laws and regulations of Ohio, the state of domicile of the Company's insurance subsidiaries, have the most significant impact on their operations.

    For public reporting, insurance companies prepare financial statements in accordance with accounting principles generally accepted in the United States
(GAAP). However, certain data also must be calculated according to statutory accounting rules, based on Statutory Accounting Principles, and must be reported to state insurance departments per the National Association of Insurance Commissioners (NAIC), the oversight organization for state insurance regulations.

    While not a substitute for any GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. When appropriate, the following discussion makes use of statutory data to analyze trends or to make comparisons to industry performance. Estimated industry data included below is taken from materials published by A.M. Best Company, a leading insurance industry analytical and rating agency, and presented on a statutory basis. Statutory data for the Company is labeled as such and all other data is prepared based on accounting principles generally accepted in the United States.

    NAIC adopted the Codification of Statutory Accounting Principles (Codification) in March 1998. Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Ohio required adoption of Codification, with certain modifications, for the preparation of statutory-basis financial statements effective January 1, 2001. Codification is now incorporated into the NAIC

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

Accounting Practices and Procedures Manual. The effects of the Company's adoption of Codification are discussed below.

    The NAIC uses risk-based capital (RBC) formulas for both property casualty and life insurers, which serve as an early warning tool for the NAIC and the state regulators to identify companies that are undercapitalized and merit further regulatory action. The Company's property casualty and life companies have more than sufficient capital to meet the RBC requirements.

EFFECTS OF CODIFICATION OF STATUTORY ACCOUNTING PRACTICES

    The effect of adopting Codification is reported as a cumulative-effect type change in accounting principle for the Company's insurance subsidiaries' statutory financial statements as of January 1, 2001. This means that the January 1, 2001 balances of the Company's insurance subsidiaries' statements of admitted assets, liabilities and capital and surplus have been adjusted to the amounts that would have been reported had Codification been in effect since the subsidiaries began operations. Accordingly, the significant changes to statutory surplus were as follows: For the property casualty companies - deferred tax assets of $314 million, consisting primarily of taxes on the timing of loss reserves and unearned premiums; deferred tax liabilities of $701 million, comprised mainly of taxes on net unrealized gains; guaranty fund assessments and premium tax liabilities of $11 million; and earned- but-unbilled premium receivables of $6 million, with a resulting decrease in surplus of $392 million. For the life company - deferred tax liabilities of $62 million, comprised mainly of taxes on net unrealized gains, and a corresponding decrease in surplus.

    Additionally, prior to 2001, the Company's property casualty insurance subsidiaries recognized written premiums as they were billed throughout the policy period, which was a previously acceptable method. Beginning on January 1, 2001, these companies began recognizing written premiums on an annualized basis at the effective date of the policy as required by Codification. This method of recognizing written premiums had no effect on statutory income or surplus because earned premiums were unaffected. To account for unbooked premium related to policies with effective dates prior to January 1, 2001, the Company recorded a written premium adjustment on January 1, 2001 of $402 million that will appear in 2001 statutory financial reports submitted to insurance regulatory authorities. Since this adjustment affected written premiums only and was one-time in nature, it has been excluded from comparisons of written premiums between 2001 and 2000 in this report. Written premiums presented throughout this report for 2000 have been reclassified to conform with the 2001 presentation based on contractual period; information was not readily available to reclassify earlier years' statutory data.


RESULTS OF OPERATIONS

THREE-YEAR HIGHLIGHTS
---------------------------------------------------------------------------------------------------------------------------
                                   2001            CHANGE                2000             Change        1999        Change
(dollars in millions                                  %                   Pro                %                         %
  except per share data)                                                 Forma*
---------------------------------------------------------------------------------------------------------------------------

Revenue                            $ 2,561                   9.9            $2,331           9.5      $   2,128         3.6
Net operating
  income                           $   210                  44.1            $  146*        (43.0)     $     255        28.1
Net capital losses                     (17)               (870.8)               (2)       (359.8)            --          nm
Net income                         $   193                  34.4            $  144*        (43.5)     $     255         5.4
Net income                         $   193                  63.3            $  118         (53.5)     $     255         5.4
----------------------------------------------------------------------------------------------------------------------------
Per Share Data (diluted):
Net operating
  income                           $  1.29                  43.3            $  .90*        (40.8)     $    1.52        31.0
Net capital losses                    (.10)               (900.0)             (.01)           nm             --          nm
Net income                         $  1.19                  33.7            $  .89*        (41.4)     $    1.52         7.8
Net income                         $  1.19                  63.0            $  .73         (52.0)     $    1.52         7.8
----------------------------------------------------------------------------------------------------------------------------

Note: The selected financial information presented above allows for a more complete analysis of results of operations and should not be considered as a substitute for any GAAP measures of performance.

* In 2000, the Company incurred a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax. Pro forma amounts exclude the one-time charge for comparison purposes.

      Revenue growth in each of the past three years primarily reflected higher contributions from property casualty earned premiums and investment income. In 2001, the growth rate for property casualty earned premiums rose for the fourth consecutive year because of strong growth in the Company's commercial insurance lines.

      Revenue from investment income rose 2.8 percent in 2001 on a comparable basis, below the 6.0 percent growth rate in 2000 and 5.1 percent growth in 1999, due to the lower interest rate environment. Growth rates are calculated excluding $5 million in interest earned in 2000 from a $303 million single-premium bank-owned life insurance (BOLI) policy booked at the end of 1999.

      Excluding a one-time charge for asset impairment in 2000, net operating income in 2001 rose 44.1 percent over 2000, primarily because of a decline in the underwriting loss in 2001. In 2000, higher losses and $72 million (after-tax) in additional reserves related to uninsured motorists coverage resulted in a 43.0 percent decline in net operating income compared with the prior year's record level. In 1999, net operating earnings increased 28.1 percent principally due to lower catastrophe losses.

      The one-time charge of $25 million (after-tax) recorded in 2000 expensed impaired assets related to development of next-generation software to process property casualty policies. For comparison purposes all data discussed below excludes the charge, unless otherwise indicated.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

    The Company reported a net capital loss of $17 million in 2001 as detailed in Investment Operations. The net capital loss was $2 million in 2000 and less than $1 million in 1999. Book value was $37.07 at year-end 2001, below the record $37.26 at year-end 2000, but up from $33.46 at year-end 1999. The decrease in 2001 was primarily due to an increase in outstanding shares as convertible debenture conversions offset a modest $3 million increase in total shareholders' equity.

PROPERTY CASUALTY INSURANCE OPERATIONS

PROPERTY CASUALTY INSURANCE PREMIUMS

    Cincinnati leverages its strong relationships with independent insurance agents in 31 states to market property casualty insurance. In 2001, approximately 98 percent of the Company's agency direct written premium volume was in the 26 states in which the Company has had a presence for more than five years. In 2001, the Company's 959 independent insurance agencies generated an average of approximately $2.3 million each in agency direct written premiums; no single agency accounted for more than 1.3 percent of the Company's total agency direct written premiums.Further, agencies in Ohio contributed 25 percent and Georgia, Illinois, Indiana, Michigan and Pennsylvania each contributed between 5 percent and 10 percent of premium volume in 2001. Factors that distinguish the Company in the insurance marketplace include:

- Single-channel distribution strategy that emphasizes the value of independent agents and their knowledge of the local markets.

- Local field staff that enhances service and accountability by providing 24/7 availability and local decision-making authority. The field marketing staff is responsible for the selection of new independent agents as well as underwriting and pricing of new commercial business.

- Widely recognized, high-quality claims service via locally based field claims staff in conjunction with independent agents. To help ensure prompt claims service, the Company provides most agents with authority to pay claims immediately up to $2,500 and assigns claims representatives to agencies. In total, the Company pays an average of $5 million per business day in claims.

- Innovative products and services that meet the needs of the Company's independent agents and their customers, including the availability of three-year policy terms for many types of insurance coverage. In 2001, both new and updated policies were introduced to further meet the needs of agents and their customers, including the new Credit Union Blanket Bond and improved broadening endorsements for commercial general liability and business auto as well as updated dentist, printer and homeowner-auto packages.

- Emphasis on improving customer service through the creation of smaller marketing territories, permitting local field marketing representatives to devote more time to each independent agent. During 2001, two additional field representatives were assigned to established marketing territories. Since the beginning of 1997, the Company has subdivided 10 territories in established states. During 2002, the Company plans to split and staff another six or more territories. Smaller territories allow marketing representatives to increase the level of service as well as expand the opportunities to ask for and earn new business.

- Programs to support agency growth, including education programs for agents and staff, and financing for buildings and equipment. In 2001, the insurance subsidiaries augmented ongoing training programs with a number of special events, including seminars held around the country to encourage cross-selling by expanding awareness of the Company's products among producing agents. CFC Investment Company offers convenient, competitive equipment and vehicle leases and loans for independent insurance agents, their commercial customers and other businesses and also provides commercial real estate loans to agents to help them operate and expand their businesses.

By leveraging these characteristics, the Company has expanded property casualty total net written premiums more rapidly than the estimated industry growth rate in each of the past three years.

    The Company's total net earned premiums grew 13.3 percent in 2001, 10.3 percent in 2000 and 7.4 percent in 1999. For 2001 only, GAAP net earned premiums were $6 million higher than statutory net earned premiums due to certain adjustments required by statutory Codification.

Property Casualty Insurance Subsidiary Premiums (GAAP)
-------------------------------------------------------------------------------
(dollars in millions)      2001   CHANGE     2000     Change   1999    Change
                                     %                   %               %
-------------------------------------------------------------------------------
Commercial lines
  net earned
  premiums               $1,453    17.9     $1,232     13.3   $1,088    6.7
Personal lines
  net earned
  premiums                  620     4.0        596      4.6      570    8.9
Total net
  earned premiums        $2,073    13.3     $1,828     10.3   $1,658    7.4
-------------------------------------------------------------------------------

    The primary source of growth in 2001 was firmer pricing on new and renewal commercial business. Premium growth in states in which the Company has had a presence for more than five years was a healthy 13.9 percent in 2001, reflecting the continued opportunities available to Cincinnati. Expansion states, where the Company has operated for fewer than five years, also were a factor in overall growth, with agency direct premiums of $33 million in 2001 compared with $16 million in 2000. Over the past five years, the Company began marketing commercial lines insurance in North Dakota, Montana, upstate New York, Idaho and Utah, and began writing or expanding personal lines in states that were

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

previously commercial-only territories: Maryland, Michigan, Minnesota, Montana, North Dakota and Pennsylvania.

Commercial Lines

    Commercial lines premiums rose to 70.0 percent of total net earned premiums in 2001 from 67.4 percent in 2000 and 65.6 percent in 1999, reflecting the higher rate of growth in that segment as the market continued the strengthening that began in the second half of 1999 after years of intense price competition. Industry-wide growth in net written commercial insurance premiums was 10.0 percent in 2001 compared with 7.2 percent in 2000.

    The Company's standard approach is to write three-year policies, an advantage in the commercial lines market. Exceptions often include business new to the agency or, in certain local competitive marketplaces, when a policy is aggressively priced. Within those multi-year packages, automobile, workers' compensation, professional liability and most umbrella liability coverages remain subject to annual adjustment. Management estimates that approximately 70 percent of the commercial written premiums is subject to annual adjustment or re-pricing. Multi-year packages are offered at rates that may be slightly higher than single-year or annually-adjusted rates. By reducing annual administrative efforts, multi-year policies reduce the Company's and agency's expenses and the incentive for the policyholder to shop for a new policy every year.

    In 2001, new commercial lines business written directly by Cincinnati agents reached $220 million, just short of the all-time high of $230 million recorded in 2000. 2001 growth was excellent given the priority placed on underwriting activities during this period.

Personal Lines

    During 2001, the personal insurance market grew less rapidly than the commercial insurance market due to continuing competition. Industry-wide growth in net written personal lines premiums was estimated at 7.0 percent, up from 3.7 percent in 2000.

    Cincinnati's personal lines net earned premium growth rate was 4.0 percent in 2001 compared with 4.6 percent in 2000 and 8.9 percent in 1999. Growth in 2001 reflected a 14 percent increase in personal lines new business to $52 million. The Company introduced a new homeowner policy for higher valued homes and an updated personal auto program. Emphasis on writing homeowner coverage limits at full replacement value also began to contribute to total personal lines premium growth. These factors should contribute to premium growth in 2002 and beyond, as well.

    The Company has received regulatory approvals for homeowner rate increases averaging approximately 10 percent. In the fourth quarter of 2001, increases took effect in several states, including Ohio and Illinois. Further, rate increases will take effect in four major states in the first quarter of 2002 and in several additional states in the second quarter. As a result, management estimates an increase in homeowner premium of 7 percent to 8 percent in 2002 as new business is written and existing one- and three-year policies begin to renew.

    The personal lines automation project, launched at the end of 2000, now is testing key components and preparing for release to agencies in a pilot state in mid-2002. Sequential roll-out to other states will follow, extending over several years. The objectives are to create next-generation software for personal lines products; to build a single-entry data processing system to streamline policy issue; to speed up processing time to improve cash flow; and to offer direct billing, a feature frequently requested by agents. The automation program is expected to contribute to personal lines growth in future years. The total amount invested in development of this new software through December 31, 2001 was $8 million.

PROPERTY CASUALTY INSURANCE PROFITABILITY

    The discussion of profitability is based on GAAP data, except for the following statutory analysis of results versus industry performance and the accident year analysis of loss data.

    The Company recorded a statutory net underwriting loss of $108 million in 2001, compared with underwriting losses of $210 million in 2000 and $13 million in 1999.

    In 2001, the Company's statutory combined ratio was 103.6 percent. This measure of profitability was above the 101.3 percent (statutory basis) the Company averaged in the second half of the 1990s and which the Company has stated is its target for future performance. However, the 2001 ratio was considerably better than the industry's estimated 117 percent combined ratio, which included approximately 6 points for World Trade Center losses. Cincinnati's September 11 losses were a relatively minor $9 million, adding only
0.4 percentage points to the Company's statutory combined ratio.

    The 2000 statutory combined ratio for Cincinnati was 109.9 percent, including 6 points for a $110 million reserve addition and excluding a one-time charge for asset impairment. The $110 million pre-tax addition to reserves, net of reinsurance, was an estimate of past uninsured and underinsured motorist (UM/UIM) losses incurred but not yet reported (IBNR) resulting from two Ohio Supreme Court decisions. Even including the reserve addition, the Company's statutory combined ratio was below the estimated industry ratio of 110.1 percent.

    In 1999, Cincinnati's statutory combined ratio was 100.4 percent comparing favorably with the estimated industry average of 107.8 percent.

    On a GAAP basis, the Company's combined ratio was 104.9 percent in 2001,
112.8 percent in 2000 (110.7 percent excluding the asset impairment charge or 104.7 excluding both the asset impairment charge and the reserve addition) and
100.2 percent in 1999, a trend similar to that seen in the statutory data.

    The following contributed to the Company's underwriting results:

Loss and LAE Trends

    Excluding catastrophe losses, the total loss and loss adjustment expense
(LAE) ratio in 2001 was 6.1 percentage points less than the level recorded in 2000 (essentially unchanged from 2000 when the reserve addition is excluded) and
4.2 percentage points higher than 1999. The total loss and LAE ratio for both 2001 and 2000

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

was primarily affected by the increase in severity of losses of all sizes when compared with 1999, the first year the Company collected data on losses and reserve adjustments by size categories.

Property Casualty Subsidiary Losses Incurred Analysis (GAAP)

    Over the three-year period, the following changes occurred in the loss patterns:

-------------------------------------------------------------------------------
(dollars in millions)                           2001         2000       1999
-------------------------------------------------------------------------------
Losses $1 million or more                    $     71    $     58    $     36
Losses $250 thousand to $1 million                143         118          89
Development and reserve
  increases of $250 thousand or more              122         114          90
Other losses                                      981         961         770
Total losses incurred excluding
  catastrophe losses                         $  1,317    $  1,251    $    985
Catastrophe losses                                 64          50          37
Total losses                                 $  1,381    $  1,301    $  1,022
-------------------------------------------------------------------------------
AS A PERCENT OF NET EARNED PREMIUMS:

Losses $1 million or more                         3.4%        3.2%        2.2%
Losses $250 thousand to $1 million                6.9         6.5         5.4
Development and reserve
  increases of $250 thousand or more              5.9         6.2         5.4
Other losses                                     47.3        52.5        46.4
Loss ratio excluding catastrophe losses          63.5%       68.4%       59.4%
Catastrophe loss ratio                            3.1         2.7         2.2
Total loss ratio                                 66.6%       71.1%       61.6%
-------------------------------------------------------------------------------

- Losses $1 million or more - The average size of new losses of $1 million or more, net of reinsurance, declined over the three-year period. Rising overall severity and frequency was the primary factor in the increased contribution of losses of this size over the past three years. While total large losses rose $13 million, or 22.1 percent in 2001 compared with 2000, claim count rose by 30.0 percent. Between 2000 and 1999, total large losses increased by $22 million, or 62.7 percent, while claim count rose by 66.7 percent. With the number of in-force policies increasing over the three-year period, the Company would have expected some increase in the number of large losses. However, the rate at which total large losses increased over the period was greater than the growth in the overall business, which management believes was due to escalating legal costs, medical costs and jury verdicts along with inflated perceived values caused by announcements of sensational "celebrity" pay contracts.

- Losses $250,000 to $1 million - New losses in this range over the past three years were driven by factors similar to those affecting losses of $1 million or more. These losses, in total, increased by 21.5 percent in 2001, while claim count rose by 19.4 percent. In 2000, these losses in total rose 32.0 percent with a 33.3 percent rise in frequency.

- Development and reserve increases of $250,000 or more - In 2001, as the Company adapted to the changing environment and began establishing larger initial reserves to more accurately reflect severity trends, the number of claims requiring case reserve adjustments declined. For losses requiring reserve adjustments, however, the average increase in 2001 was 17.5 percent, a rate exceeding that of the growth in the overall business and reflecting the rising overall severity.

- Other losses - This category includes adverse development and reserve increases less than $250,000 and IBNR. Following its initial rise of 24.7 percent in 2000, due to rising severity, the total of all other losses and case reserve adjustments rose 2.1 percent in 2001, stabilizing at 47.3 percent of net earned premiums.

    As these trends developed, management concluded that the most effective means of returning the Company's loss ratio to its historic levels will be through pricing and rate increases, which the Company has been implementing. In addition, in 2001, the Company continued efforts to leverage its strong local presence in field territories. Insurance-to-value initiatives are designed to ensure the policyholders pay for coverage amounts appropriate for exposures. Field marketing representatives have been meeting with every agency to reaffirm agreements on the extent of frontline renewal underwriting to be performed by local agents. Claims representatives have been conducting on-site inspections and preparing full risk reports on every account reporting a loss above $100,000 and on accounts of concern.

    These and other actions are expected to contribute to further improvement in loss results and lead to improved profitability.

Loss Trends by Business Line

    The loss and LAE ratio for commercial lines was 74.1 percent in 2001, compared with 84.0 percent in 2000 (75.7 percent when the reserve addition is excluded) and 72.9 percent in 1999. Catastrophe losses contributed 1.9 percent,
1.5 percent and 2.3 percent to the commercial loss and LAE ratio in 2001, 2000 and 1999, respectively.

    The loss and LAE ratio for personal lines was 82.9 percent in 2001, compared with 79.2 percent for 2000 (77.9 percent when the reserve addition is excluded) and 69.1 percent in 1999. Catastrophe losses contributed 5.8 percent, 5.3 percent and 2.1 percent to the personal lines' loss and LAE ratio in 2001, 2000 and 1999, respectively.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

Property Casualty Subsidiary Accident Year Loss Analysis

   Results by accident year, excluding catastrophe losses, for selected business lines are as follows as of December 31, 2001:

-------------------------------------------------------------------------------
                                           2001      2000      1999      1998
-------------------------------------------------------------------------------
STATUTORY NET EARNED PREMIUMS (dollars in millions)
All lines                                 $2,067    $1,828    $1,658    $1,543
Commercial auto                              221       179       154       142
Workers' compensation                        252       208       185       182
Homeowner                                    191       180       166       150
-------------------------------------------------------------------------------
STATUTORY ACCIDENT YEAR LOSSES AND LAE (dollars in millions)
All lines                                 $1,580    $1,494    $1,259    $1,206
Commercial auto                              184       185       175       152
Workers' compensation                        208       195       161       135
Homeowner                                    160       153       120       131
-------------------------------------------------------------------------------
STATUTORY ACCIDENT YEAR LOSS AND LAE RATIOS (percent)
All lines                                   76.4%     81.7%     75.9%     78.1%
Commercial auto                             83.3     103.1     113.4     106.9
Workers' compensation                       82.6      93.9      87.1      74.1
Homeowner                                   83.7      85.2      72.3      86.8
-------------------------------------------------------------------------------

    Within commercial lines, the commercial auto and workers' compensation lines were the most significant contributors to the higher losses in accident years 2001 and 2000 when compared with 1999. Based on the Company's historic trends for reserve accuracy and its intent to reflect higher severity in its initial reserve activity, management believes that the improvement in 2001 accident year loss ratios, basically resulting from higher premiums, indicates that the Company's strategies are reducing the impact of greater losses in these business lines.

    The most significant cause of the higher loss and LAE ratio between 2001 and 1999 in personal lines was weakening profitability in the homeowner line, an industry-wide trend. In 2000, the Company began a personal auto re-underwriting program that reviewed and strengthened underwriting standards, requiring motor vehicle reports for many insured drivers and commitments that some agencies will provide the Company with specific premium volume increases. That program helped mitigate the higher losses in 2001 and 2000.

    In 2001, the Company expanded the re-underwriting program to include homeowner coverages, emphasizing homeowner coverage limits at full replacement value. In addition, account reviews determined that water damage was a significant cause of homeowner property claims. Going forward, rather than including that coverage as standard, policyholders will be given the opportunity to select water damage coverage as a policy addition, in coverage amounts needed. New water damage exclusions and endorsements will begin to take effect over the next year in several states. Homeowner rate increases averaging 10 percent are scheduled to go into effect in the coming year for new and renewal policies. Insurance to value, rate increases, specific charges for water coverages and agency-by-agency reviews should help improve results in the homeowner line over the next several years.

Catastrophe Losses

    The contribution to the loss ratio of catastrophe losses at 3.1 percentage points in 2001, 2.7 points in 2000, and 2.2 points in 1999 approximated the Company's historic range.

    2001 catastrophe losses totaled $64 million, net of reinsurance and before taxes, including $9 million for losses related to events of September 11, 2001. Reported direct losses accounted for only $300,000 of that total, with the remainder arising from the Company's participation in an aircraft insurance pool and other reinsurance agreements.

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

Property Casualty Subsidiary Profitability Ratios (GAAP)

-------------------------------------------------------------------------------
                                               2001       2000          1999
                                                        Pro Forma*
-------------------------------------------------------------------------------
Commercial loss and LAE ratio
   including catastrophe losses               74.1%      84.0%         72.9%
Personal loss and LAE ratio
   including catastrophe losses               82.9%      79.2%         69.1%
-------------------------------------------------------------------------------
Loss ratio excluding catastrophe
   losses                                     63.5%      68.4%         59.4%
LAE ratio                                     10.1       11.3          10.0
Loss and LAE ratio excluding
   catastrophe losses                         73.6%      79.7%         69.4%
Catastrophe loss and LAE ratio                 3.1        2.7           2.2
Loss and LAE ratio                            76.7%      82.4%         71.6%
Expense ratio excluding
   policyholder dividends                     27.4       27.3*         28.2
Policyholder dividend ratio                     .8         1.0           .4
Combined ratio                               104.9%     110.7%*       100.2%
Combined ratio                               104.9%     112.8%        100.2%
-------------------------------------------------------------------------------

* In 2000, the Company incurred a one-time net charge for asset impairment of $39 million. Including the charge, the expense ratio was 29.4% and the combined ratio was 112.8%. Pro forma results exclude the charge for comparison purposes.

EXPENSE RATIO

    The expense ratio, excluding the one-time charge to expense software development assets in 2000, remained relatively stable over the past three years, as the Company maintained its level of investment in staff and costs associated with upgrading technology and facilities.

POLICYHOLDER DIVIDEND RATIO

    Policyholder dividends as a percent of net earned premiums declined by 0.2 percentage points in 2001 after increasing

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

0.6 percentage points in 2000 over 1999 due to growth in workers' compensation premiums, particularly in Wisconsin, where these policies are structured to include policyholder dividends. The improvement in 2001 reflected the Company's decision to move many workers' compensation policies to The Cincinnati Casualty Company, a subsidiary company that writes non-participating workers' compensation policies. As a result of this decision, the policyholder dividend ratio should further decline in 2002.

LIFE AND ACCIDENT HEALTH OPERATIONS (GAAP)
-------------------------------------------------------------------------------
(dollars in millions)       2001    CHANGE   2000   Change     1999    Change
                                      %                %                 %
-------------------------------------------------------------------------------
Gross written
  premiums*                 $ 122   (10.7)   $ 137   (66.5)  $  409    317.1
Net written
  premiums*                   102   (14.2)     119   (70.1)     398    331.1
Earned premiums                81     1.7       80     6.2       75      6.6
Other income                    3    33.6        2   (32.1)       3       na
Investment income              80     1.3       79    12.5       70      7.7
Total revenues                158      --      158     9.9      144      8.8
Total expenses                120     6.6      112     5.3      107      4.8
Net operating
  income                       30    (8.1)      32    14.9       28     19.1
Net capital losses             (4) (136.0)      (2)   40.0       (3)   (19.0)
Net income                     26   (15.4)      31    20.3       26     19.1
Total assets                1,761     8.6    1,621    12.0    1,447     19.6
Shareholder's equity          552     5.2      525    13.3      463    (11.8)
-------------------------------------------------------------------------------
*Statutory basis

    The Company's life insurance subsidiary had statutory net written premiums of $102 million in 2001. In 2000, net written premiums were $119 million, including a single $20 million BOLI policy and a separate account. In 1999, net written premiums were $398 million, including a $303 million BOLI premium. Excluding BOLI premiums, net written premiums rose 3.0 percent in 2001, compared with increases of 3.8 percent in 2000 and 3.6 percent in 1999. Written premiums have been restated to exclude annuity deposits not involving life contingencies, which are not recognized as written premium under statutory rules.

    In 2001, net operating income was down 8.1 percent from the prior year primarily due to higher expenses related to charges for automation and policy audits and incentives. In 2000 and 1999, net operating income rose 14.9 percent and 19.1 percent, respectively, due to growth in investment income, favorable mortality experience, expense control and continued growth. The life insurance subsidiary contributed 14 percent of CFC's operating income in 2001 compared with 27 percent in 2000 and 11 percent in 1999.

    An important part of Cincinnati Life's strategic mission is to round out accounts while improving persistency for the Company. Term and worksite insurance products are well suited to cross- serving by the Company's property casualty agency force, 90 percent of which now do business with Cincinnati Life. Agents find that offering worksite marketing to employees of their small commercial accounts provides a benefit to the employees at low cost to the employer. To further the cross-selling opportunities with property casualty agencies, new and enhanced term products will be introduced in early 2002.

FEDERAL INCOME TAXES

    Investment operations are the Company's primary source of profits. The Company pursues a strategy of investing in tax-advantaged fixed maturities and equity securities to minimize its overall tax liability and maximize after-tax earnings.

    Reflecting that strategy, the Company's income tax expense (benefit) was $28 million, $(9) million and $67 million for 2001, 2000 and 1999, respectively, while the effective tax rate was 12.7 percent, (8.9) percent, and 20.8 percent for the same periods.

    The statutory net underwriting losses in each of the past three years served to further reduce the Company's tax expense. The differences in income tax expense and the effective tax rate during the period were primarily the Company's tax-exempt interest and dividends received exclusion. The 1999 tax rate was consistent with historical experience, and management anticipates that the effective tax rate will approximate that level if the Company achieves its performance objectives.

INVESTMENT  OPERATIONS

    The market value of the Company's investments was $11.571 billion and $11.316 billion at year-end 2001 and 2000, respectively. These investments made up 82.9 percent of the Company's $13.959 billion assets at year-end 2001 compared with 85.2 percent at year-end 2000.

    The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium-risk fixed-maturity bonds and equity securities. The Company's investment decisions on an individual insurance company basis are influenced by insurance regulatory and statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed-maturity or equity securities. Such securities are evaluated prior to purchase based on yield and risk. Investments are primarily publicly-traded securities, classified as available-for-sale in the accompanying financial statements. Changes in the fair value of these securities are reported in other comprehensive income, net of tax.

    The Company invests in convertible bonds and convertible preferred stocks. The Company believes the conversion features enhance the overall value of the security when purchased. Management does not believe that investments in convertible securities (market value of $442 million at December 31, 2001) pose any significant risk to the Company or its portfolio due to the

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

relatively high quality of the securities. Consequently, management intends to continue to invest in convertible securities in the future.

    Information regarding the composition of investments, together with maturity data regarding investments in fixed maturity obligations, is included in the Notes to Consolidated Financial Statements.

INVESTMENT INCOME

    Pre-tax investment income reached a new record of $421 million in 2001; however, reflecting the lower interest rate environment, the growth rate for investment income slowed to 2.8 percent, compared with 6.0 percent in 2000, excluding interest income recorded from the BOLI policy, and 5.1 percent in 1999. The growth was primarily the result of investing the cash flows from operating activities and dividend increases from equity securities in the investment portfolio. In 2001, 26 of the 44 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $18 million to gross investment earnings on an annualized basis.

    Investment income was affected over the past three years by decreased cash available for the investment portfolio due to the repurchase of the Company's common stock and the reinvestment of called or redeemed bonds at lower interest rates.

NET CAPITAL LOSSES

    The Company reported a net capital loss of $17 million in 2001 following net capital losses of $2 million in 2000 and less than $1 million in 1999.

    Included in the 2001 loss were asset impairments of $47 million related to non-investment grade corporate bonds, recognized because management viewed the declines as "other than temporary." (See Asset Impairment discussion in Significant Accounting Policies on Page 32 for factors considered by management.) During 2001 the corporate bond market experienced the highest default rates since 1990-1991. The Company is taking an aggressive approach, selling or writing down issues for management believes it may not be able to recoup lost value.

    In addition, the Company adopted SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities" on January 1, 2001. Convertible securities (both fixed maturities and preferred stocks) have been divided between the host contract and the derivative financial instrument according to SFAS No. 133 for valuation purposes. The host contract continues to be accounted for as an available-for-sale security and the conversion feature has been marked to market and the related change in value recorded as net capital gains (losses). Prior to the adoption of SFAS No. 133, these changes in value affected only the Company's balance sheet. The impact in 2001 was a $9 million net capital gain, before tax. Net capital gains (losses) in prior years were not affected by SFAS No. 133.

MARKET RISK

    Market risk is the risk that the Company's portfolio may incur losses due to changes in price for equity securities and changes in interest rates and credit ratings for fixed-maturity securities. Actively managing market risk is integral to the Company's operations. The Company may change the character of future investments purchased or sold or alter the existing asset portfolios to manage exposure to market risk within defined tolerance ranges.

    The Company administers and oversees the investment risk management process primarily through the Investment Committee of the Board of Directors, which provides executive oversight of investment activities. The Company has specific guidelines and policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. These guidelines are applied daily by investment portfolio managers.

EXPOSURE TO CHANGES IN PRICE FOR EQUITY SECURITIES

    Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular equity investment or group of equity investments. At year-end 2001 and 2000, investments totaling approximately $8.495 billion and $8.526 billion ($2.174 billion and $2.068 billion at cost) of the Company's $11.571 billion and $11.316 billion investment portfolio related to equity securities.

    The equity emphasis is on common stocks with an annual dividend yield of approximately 1.5 percent to 3 percent and with annual dividend increases. The Company's portfolio of equity investments had an average dividend yield-to-cost of 9.4 percent at December 31, 2001. Management's strategy in equity investments includes identifying, for the core of the investment portfolio, approximately 10 to 15 companies, in which the Company can accumulate 5 percent to 10 percent of their common stock.

    While the Company's financial position would be impacted by changes in the market valuation of these investments, in 2001, the Company's equity portfolio outperformed the Standard & Poor's (S&P) 500 Index, a common measure of market performance, gaining 0.7 percent vs. a decline of 11.9 percent for the Index. Over the past five years, the portfolio performed similarly, with an average annual return of 20.2 percent compared with a 10.7 percent rate for the S&P 500 Index. While past performance cannot guarantee future returns, management believes the Company's investment style - focused on companies that pay and increase dividends to shareholders - offers some protection in down markets. A prolonged downturn in the stocks of financial institutions would make future comparisons with the S&P 500 Index more difficult.

    At December 31, 2001, the Company held six individual equity investments that accounted for approximately 90 percent of the after-tax net unrealized appreciation of the entire investment portfolio. The Company's largest equity holding is Fifth Third Bancorp (Nasdaq:FITB) common stock, of which the Company held 72.8 million shares at a cost of $283 million at December 31, 2001. The market value of the Company's Fifth Third Bancorp position was $4.464 billion at year-end 2001, or 53 percent of its total equity portfolio. The after-tax unrealized gain represented by the Company's Fifth Third Bancorp position was

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

$2.717 billion, or 66 percent of the Company's total after-tax unrealized gains at year-end 2001. The Fifth Third Bancorp position represented $16.80 of the Company's total book value of $37.07 per share at year-end 2001. If Fifth Third Bancorp's common stock were to decline by 20 percent from its closing price of $61.33 at year-end 2001, the impact on CFC would be an $893 million reduction in assets and a $580 million reduction in after-tax unrealized gains. This would reduce shareholders' equity by 10 percent and book value by $3.59 per share.

EXPOSURE TO CHANGES IN INTEREST RATES AND CREDIT RATINGS
FOR FIXED-MATURITY SECURITIES

    Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's exposure to interest rates through investing activities. The Company invests substantial funds in interest-sensitive assets and also has certain interest-sensitive liabilities. Credit rating risk is the risk that the Company will incur economic losses due to credit downgrades by Moody's Investors Service and/or Standard & Poor's. At year-end 2001 and 2000, investments totaling approximately $3.010 billion and $2.721 billion ($3.012 billion and $2.803 billion at amortized cost) of the Company's $11.571 billion and $11.316 billion investment portfolio related to fixed-maturity securities.

    Interest rate risk is lessened through the maturity structure of the fixed-income portfolio. At December 31, 2001, the Company's portfolio of fixed-maturity securities had a weighted average yield- to-cost of 7.8 percent, a weighted average maturity of 9.8 years and a weighted average modified duration of 6.1 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria.

    By maintaining a well diversified, fixed-income portfolio, the Company attempts to mitigate overall credit risk. No individual fixed-income issuer's securities account for more than 1.7 percent of the fixed-income portfolio.

    Historically, municipal bonds have been attractive due to their tax-exempt status. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. The Company maintains a diversified portfolio of municipal bonds. While no single municipal issuer accounts for more than 1 percent of the tax-exempt bond portfolio, concentrations within individual states can be high. Holdings in the top five states account for 63 percent of the municipal portfolio.

    Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed-maturity securities. Tax-exempt bonds comprised 9 percent of invested assets as of December 31, 2001, unchanged from year-end 2000.

    At year-end 2001 and 2000, approximately $1.240 billion and $1.079 billion ($1.208 billion and $1.067 billion at amortized cost) of the investment portfolio was related to corporate bonds rated as investment grade. Bonds with a Moody's rating at or above Baa are considered investment grade. A majority of the bonds not rated by Moody's are investment grade for statutory purposes and are related to small, tax-exempt bond issues. The breakdown of the Company's fixed-income portfolio based on Moody's ratings is as follows:

-------------------------------------------------------------------------------
Moody's Rating                    Market Value            Percent of Total
                              (dollars in millions)
-------------------------------------------------------------------------------
     Aaa, Aa, A                     $  966                       32.1%
     Baa                               788                       26.2
     Ba                                399                       13.3
     B                                 308                       10.2
     Caa                                67                        2.2
     Ca, C                               7                        0.2
     Not rated                         475                       15.8
                                    ------                      ------

     Total                          $3,010                      100.0%
-------------------------------------------------------------------------------

    At year-end 2001 and 2000, approximately $652 million and $585 million ($718 million and $706 million at amortized cost) of the investment portfolio were corporate bonds rated as non-investment grade. Such investments tend to have higher yields and are inherently more risky and illiquid since the risk of default by the issuer, as exhibited by rating, is higher. Historically, they have benefited the Company's results of operations and in general are less sensitive to interest rate fluctuations. Many have been upgraded to investment grade while owned. In 2001, however, the Company recorded losses in its non-investment grade bond portfolio due to deteriorating economic conditions and tightening credit standards. The Company continues to closely monitor this class of investments.

    While interest rates for U.S. treasuries traded at or close to their lowest level of the past 20 years, the corporate bond market saw a greater deviation in 2001. Companies with pristine balance sheets and no perceived risk of accounting irregularities followed the treasury market with the lowering of yields. Any company with known or perceived credit or liquidity concerns saw its borrowing cost (interest rate) increase dramatically.

    The Company currently is developing financial planning models to further incorporate other analytical tools in assessing market risks. Management believes the new models will improve the Company's ability to measure the impact on bond values of changes in interest rates. Understanding the impact of interest rate changes should allow for a better matching of the Company's assets and liabilities.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

OUTLOOK

    Management is targeting continued growth in excess of the industry average. In 2002, industry analysts are projecting 10.4 percent net written premium growth for the property casualty insurance market. The Company's further objectives are to return to historic profitability levels in its insurance segments and to maintain above industry-average investment income growth.

PROPERTY CASUALTY INSURANCE OPERATIONS

    Factors that contribute to the positive outlook for total premium growth include the growing strength of the commercial insurance marketplace, the Company's strong competitive position and its reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates.

    Management has concluded, however, that the higher-than-historic levels of severity, an industry-wide phenomenon, is a permanent shift; and that underwriting and pricing must be adjusted appropriately. The re-underwriting efforts begun in 2000 and 2001 have begun to address that issue. In this context, over the course of 2002, management anticipates improvement in the statutory combined ratio from the 103.6 percent reported for 2001.

    Management has targeted a return to its five-year (1995-99) average statutory and GAAP combined ratio of 101.3 percent, including policyholder dividends. Assuming a normal level of catastrophes, management believes it could reach that level by the end of 2002. Industry analysts are projecting a 107.5 percent statutory combined ratio for the property casualty insurance industry in 2002.

    To obtain reinsurance coverage in 2002, the Company is paying rates substantially higher than in 2001. Management anticipates the impact of the higher reinsurance rates on 2002 earnings per share will be approximately 12 cents, after tax.

INVESTMENT OPERATIONS

    Management believes that with the resumption of a favorable pricing environment and continued growth in new business, strong cash flow from insurance operations should contribute to continued above industry-average investment income growth. With market sentiment indicating an economic recovery in 2002, the Company's value-driven focus on income-generating securities of growing businesses should help it reach its goal.

    Continued weakness in the economy, however, could keep many non-investment grade securities under pressure. Similar to many financial institutions, the Company has and will continue to tighten its standards to adjust for credit risk. Currently, CFC sees convertible securities and investment-grade fixed maturities offering the best risk-adjusted returns. CFC will continue to invest in common stocks of companies with good management teams that have growth in earnings, revenues and dividends.


LIQUIDITY AND CAPITAL RESOURCES
CASH FLOW
-------------------------------------------------------------------------------
(dollars in millions)                         2001       2000        1999
-------------------------------------------------------------------------------

Net cash provided by
  operating activities                       $ 540       $ 370       $ 697
Net cash used in investing
  activities                                  (359)       (513)       (205)
Net cash used in financing activities         (148)       (136)       (211)
Net increase (decrease) in cash              $  33       $(279)      $ 281
Cash at beginning of year                       60         339          58
Cash at end of year                          $  93       $  60       $ 339
SUPPLEMENTAL:
  Interest paid                              $  41       $  40       $  32
  Income taxes paid                              9          33          55


    Cash flow from operations was sufficient to meet operating needs in 2001, 2000 and 1999, with short-term borrowings utilized for financing activities. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business.

    In 2001, cash flow from operations rose $170 million over 2000, primarily because of growth in insurance operations and the improved operating results. The higher level of premiums in 2001 resulted in a $140 million increase in unearned premiums.

    While reinsurance receivables rose in 2001 by $300 million primarily due to a $286 million receivable from the Company's participation in a United States Aircraft Insurance Group (USAIG) insurance pool, this was mostly offset by a $315 million increase in the related loss and loss expense reserves.

    The primary reason for the decline in cash flow from operations between 2000 and 1999 was the 1999 year-end sale of the BOLI policy, which added $303 million to 1999 results, combined with larger underwriting losses in 2000.

    Management is aware that future liquidity could be impacted by disasters that are in excess of catastrophe treaties, which provide coverage for gross losses up to $200 million. The Company has no significant exposure to assumed reinsurance, which accounted for no more than 2.3 percent of net premiums in each of the last three years and is expected to remain at this level. In 2002, however, the change in the Company's ceded reinsurance agreements will result in higher ceded premiums and higher retention by the Company, which will increase incurred losses.

    The higher level of available cash in 2001 was used primarily for investing activities. Net cash used in investing activities declined by $154 million in 2001, after rising by $308 million in 2000 as the $303 million from the sale of the BOLI policy in 1999 was invested primarily in fixed-maturity securities. During 2000 and 1999, a large number of the Company's fixed-maturity investments

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


were called by the issuers. The overall decline in interest rates in 2001 substantially reduced the number of bond calls.

    Net cash used in financing activities rose $12 million in 2001 after declining by $75 million in 2000. The modest increase in 2001 primarily reflected the higher level of dividends paid during the year and a $39 million decrease in short-term borrowing due to a lower level of stock repurchase. The decline in 2000 was primarily due to the $150 million reduction in cash used to purchase treasury shares from the unusually high level in 1999. Over the three-year period, the increase in notes payable declined steadily due to the reduced level of borrowing for treasury share purchases.

LIABILITIES

    At December 31, 2001, total long- and short-term debt was 4.4 percent and insurance reserves were 25.8 percent of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes, declared but unpaid dividends and other liabilities.

DEBT

    At December 31, 2001, and December 31, 2000, long-term debt consisted of $426 million and $449 million, respectively, of convertible and senior debentures, neither of which is encumbered by rating triggers.

    Notes payable, primarily short-term debt through two bank lines of credit, used to enhance liquidity and provide working capital,increased to $183 million in 2001 from $170 million in 2000 and $118 million in 1999. Management has used short- term debt for purchase of treasury shares and other purposes. At December 31, 2001, the Company had $92 million of available borrowing capacity on its $175 million and $100 million lines of credit.

    There are two financial covenants for the Company's $175 million line of credit. First, consolidated net worth on the last day of each fiscal quarter shall not be less than $5.0 billion or $4.5 billion if such reduction in consolidated net worth is due solely to unrealized losses in the Company's portfolio of debt and equity investments; at year-end 2001, the Company's consolidated net worth was $6.0 billion. Second, the Company's consolidated ratio of indebtedness for borrowed money to net worth, at any time during each fiscal quarter, shall not exceed the ratio of 0.25-to-1.00; as of year-end 2001, the ratio of indebtedness to net worth was 0.10-to-1.00. The Company's $100 million line of credit has no financial covenants.

    During the second quarter of 2001, CFC Investment Company entered into an interest rate swap as a cash hedge of variable interest payments for certain variable-rate debt obligations ($31 million notional amount). Under this interest rate swap contract, the Company agreed to pay a fixed rate of interest for a seven-year period. The contract is considered to be a hedge against changes in the amount of future cash flows associated with the related interest payments. Accordingly, the related unrealized gain or loss on this contract is a component of comprehensive income. The interest swap contract is reflected at fair value in the Company's balance sheet. The unrealized loss at December 31, 2001 was insignificant. The net effect of this transaction was to fix the interest cost on the short-term loan.

    The Company has no off-balance sheet arrangements.

Ratings

    Insurers are rated on their financial strength and claims-paying ability to provide consumers with comparative information in the insurance industry. Among other factors, the ratings focus on items such as results of operations, capital resources and minimum policyholders' surplus requirements as well as qualitative analysis.

    In 2001, Standard & Poor's changed their rating of the Company's senior debentures to A+ Strong from AA- Very Strong and their ratings of the Company's insurance subsidiaries to AA- Very Strong from AA+ Very Strong. Their decision reflected their outlook for the overall insurance industry, and, within that context, the Company.

    Other leading rating firms have maintained their ratings of the Company; A.
M. Best, the leading insurance company rating firm, awards CFC's property casualty companies the A++ Superior rating, assigned to less than 3 percent of insurer groups. A.M. Best awards Cincinnati Life the A+ Superior rating. Moody's has maintained an A2 rating on the corporate debentures and an Aa3 ratings of the property casualty companies.

    The Company believes its financial position is strong; however, the rating agencies could decide to lower its ratings in the future. The following table summarizes the Company's current debt and financial strength ratings:

-------------------------------------------------------------------------------
                                             A.M BEST       S&P     MOODY'S
-------------------------------------------------------------------------------
CINCINNATI FINANCIAL CORPORATION
  Convertible Senior Debentures                 aa           A+      A2
  Senior Debentures                             aa           A+      A2

THE CINCINNATI INSURANCE COMPANIES
  Property Casualty Group
    (and each subsidiary)                      A++           AA-    Aa3
  Cincinnati Life                               A+           AA-     --
-------------------------------------------------------------------------------

DIVIDENDS

    CFC has increased cash dividends to shareholders for 41 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 2002, the Board of Directors authorized a 6 percent increase in the regular quarterly dividend to an indicated annual rate of 89 cents. In February 2001, the Board authorized a 10.5 percent increase; and in February 2000, an
11.8 percent increase. Over the past 10 years, the Company has paid an average of 35 percent to 40 percent of net income as dividends, with the remaining 60 percent to 65 percent reinvested for future growth. The ability of the Company to continue paying cash dividends is subject to factors as the Board of Directors may deem relevant.

    Since 1992, the Company's Board also has authorized four stock splits or stock dividends: a three-for-one stock split in 1998; a 5 percent stock dividend in 1996; a 5 percent stock dividend in

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

1995; and, a three-for-one stock split in 1992. After the stock split in 1998, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 1,947 CFC shares if all shares from accrued stock dividends and splits were held and cash dividends not reinvested.

COMMON STOCK REPURCHASE

    The CFC Board of Directors believes that stock repurchases can help fulfill the Company's commitment to enhancing shareholder value. Consequently, the Company's Board of Directors has authorized the repurchase of outstanding shares.

    At December 31, 2001, 7.9 million shares remained authorized for repurchase at any time in the future. The Company has purchased 1.2 million shares at a cost of $46 million, 2.1 million shares at a cost of $66 million and 6.1 million shares at a cost of $217 million during the years ended December 31, 2001, 2000 and 1999, respectively. Shares repurchased total 13.0 million at a total cost to the Company of $423 million, since the inception of the share repurchase program in 1996.

SHAREHOLDERS' EQUITY

    At year-end 2001, total shareholders' equity was 43.0 percent of total assets.

-------------------------------------------------------------------------------
(dollars in millions)                   2001         2000        1999
-------------------------------------------------------------------------------
Common stock, paid-in capital
  less treasury stock                 $  207       $  219       $  267
Retained earnings                      1,678        1,620        1,624
Accumulated other
  comprehensive income                 4,113        4,156        3,530
Total shareholders' equity            $5,998       $5,995       $5,421
-------------------------------------------------------------------------------


    As a long-term investor, the Company has followed a buy-and-hold strategy for more than 40 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $6.321 billion and $6.458 billion at year-end 2001 and 2000, respectively. It constituted 54.6 percent of the total investment portfolio; 74.4 percent of the equity investment portfolio; and, after deferred income taxes, 68.5 percent of total shareholders' equity at year-end 2001. The unrealized appreciation is primarily due to the Company's holdings in Fifth Third Bancorp and Alltel Corporation (NYSE:AT) common stock.

OTHER  ITEMS

REINSURANCE

    The Company has finalized new property casualty catastrophe reinsurance treaty and new property and casualty working reinsurance treaties with reinsurers that have written the Company's treaties for more than 10 years. Under the new programs, 2002 ceded premiums are estimated to be $86 million, compared with $68 million in 2001 and $47 million in 2000. The Company received no ceding commissions in 1999 or 2000, nor will it receive any in 2002. The Company received $9 million in ceding commissions in 2001.

    Under the new property catastrophe reinsurance treaty, the Company will retain the first $25 million of losses, 40 percent of losses from $25 million to $45 million and 5 percent of losses from $45 million to $200 million. The Company has the financial ability to absorb catastrophe losses at that level, and the revised reinsurance agreement is a means of balancing reinsurance costs and risks. Previously, the Company retained the first $25 million of property catastrophe losses and 5 percent of losses from $25 million up to $200 million.

    Under the new 2002 property working treaty, the Company retains 100 percent of the first $2 million in losses and 20 percent of the next $3 million up to $5 million. Losses in excess of $5 million are covered at 100 percent up to $25 million. In 2001 and 2000, the Company retained 100 percent of the first $2 million in losses, and losses in excess of $2 million were covered at 100 percent up to $25 million. Under the new 2002 casualty working treaty, the Company retains 100 percent of the first $2 million in losses and 40 percent of the next $2 million, up to $4 million. Losses in excess of $4 million are covered at 100 percent up to $25 million. In 2001 and 2000, the Company retained 100 percent of the first $2 million in losses and 20 percent of the next $2 million up to $4 million. Losses in excess of $4 million were covered at 100 percent up to $25 million.

    The Company's reinsurance programs will include terrorism coverages with certain limitations. On commercial risks over $50 million in exposures, however, the Company will need to purchase separate coverage or assume the risk of the loss. Risks already insured by the Company are grandfathered in with terrorism coverage.

USAIG POOL PARTICIPATION

    CFC, through The Cincinnati Insurance Company, participates in USAIG, a joint underwriting association of individual insurance companies that collectively function as a worldwide insurance market for all types of aviation and aerospace accounts. Member participation is renewed annually and each member's share of premiums, losses, expenses and profits is in proportion to their contracted participation level. Each member company of USAIG must adhere to financial rating, statutory surplus and security agreement requirements. The member companies are required to fund a trust account at a depository bank to meet 100 percent of their respective net liabilities.

    USAIG has a reinsurance program for its members. Companies participating in the USAIG reinsurance program are all rated A or higher by A.M. Best. Reinsurance recoverables on behalf of unauthorized reinsurers participating in the pool are backed by Letters of Credit and trust funds from these reinsurers.

    The pool has two governing committees to which each member company may appoint a representative. The General Policy Committee meets periodically to review, among other things, reinsurance credit exposure, trends in the reinsurance marketplace

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------


and to evaluate exceptions to the approved reinsurer list that may arise. The Advisory Council, which includes all member companies, meets annually.

    The managers of USAIG issue policies in the name of one or more of the member companies. All business written in The Cincinnati Insurance Company name is treated in the Company's accounts as direct premium and losses and is then ceded to USAIG. For the years ended December 31, 2001, 2000 and 1999, direct business earned and then ceded was $57 million, $39 million and $27 million, while direct losses and LAE incurred and then ceded were $314 million, $7 million and $14 million, respectively. The Company then assumed its contracted share of the pool's operating results. CFC's participation share for policy years 2001, 2000 and 1999 was 10 percent, resulting in USAIG-related underwriting losses of $3 million, $2 million and $2 million for the years ending December 31, 2001, 2000 and 1999, respectively. The 2001 underwriting loss included $4 million related to the events of September 11, 2001, and the American Airlines flight 587 accident in Queens, New York in November 2001.

    Since The Cincinnati Insurance Company was named as the designated insurer for American Airlines policy year 2000 business, the gross losses and recoverables resulting from all American Airlines accidents were recorded on its 2001 financial statements. Management expects to recover 100 percent of the reinsurance recoverables associated with these accidents.

SIGNIFICANT ACCOUNTING POLICIES

PROPERTY CASUALTY INSURANCE LOSS RESERVES

    As discussed in the Notes to the Consolidated Financial Statements, management establishes the Company's liabilities for insurance reserves, including adjustments of estimates, based upon Company experience and information from internal analysis. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is mitigated by the historic stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods. Reserves for environmental claims have been reviewed, and the Company believes these reserves are adequate at this time. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most of the Company's commercial accounts were written with post-date coverages that afford clean-up costs and Superfund responses.

    The Company monitors trends in the industry, relevant court cases, current legislative activity and other current events in an effort to ascertain new or additional exposures to loss. For example, the $110 million IBNR reserve, net of reinsurance, established in 2000 for past uninsured and underinsured motorist losses incurred but not yet reported, was the result of two Ohio Supreme Court decisions. The court rulings affected all auto insurers in the state, and Cincinnati acted conservatively to clear the way for long-term performance improvements benefiting shareholders and policyholders. Prior to the establishment of the reserve, the Company incurred losses in 2000 and 1999 of $28 million and $12 million, respectively, related to these uninsured motorist claims. In 2001, the Company identified $54 million of case reserves for these exposures, leaving $56 million of IBNR. Management believes that the remaining reserves are adequate for losses incurred, but not yet reported.

    Insurance loss reserves are affected directly by management's reserving philosophy. The Company's claims management team has an average of 23 years of experience in the industry and 20 years of experience with the Company. The Company's outside actuary provides management with an opinion regarding the acceptable range for adequate reserves based on generally accepted actuarial guidelines. Historically, the Company has established adequate reserves, falling in the upper half of the actuary's recommended range. However, if the Company were slow to recognize and respond to unusual claim and loss patterns, such as those caused by the risk factors cited in the Company's safe harbor statement, it could lead to a rise in IBNR due to the expectation of higher losses. Higher IBNR would lead to a higher loss and LAE ratio; each percentage point increase in the loss and LAE ratio would reduce operating income by $21 million, pre-tax (based on 2001 net earned premiums). Adjustments to prior years could be material.

LIFE INSURANCE POLICY RESERVES

    Policy reserves for traditional life insurance policies are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings. Management uses standard mortality rates for its policies and conservative withdrawal rates. Estimates of future earnings are based on long-term interest rates that range from 3 percent to 7 percent.

    Payments received for investment, limited pay and universal life- type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves. Interest rates on approximately $471 million of such reserves are periodically adjusted based upon market conditions. Assuming a 1 percent increase or decrease in each of the assumed rates, the effect on these policy reserves would range from an increase of $5 million to a decrease of $5 million, respectively.

ASSET IMPAIRMENT

    The Company's Asset Impairment Committee continually monitors investments and other assets that have fair values that are less than carrying amounts for signs of other-than-temporary impairment. Factors such as the amount and timing of declines in fair values, the significance of the declines, the length of time (six to nine months) of the declines, duration of fixed-maturity securities, and interest payment defaults, among others, are considered when determining investment impairment. Invested assets and property and equipment are monitored for signs of impairment such as

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

significant decreases in market value of assets, changes in legal factors or in the business climate, an accumulation of costs in excess of the amount originally expected to acquire or construct an asset, or other such factors indicating that the carrying amount may not be recoverable.

    Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available-for-sale and recorded at fair value in the financial statements.

    Unrealized gains and losses on investments held as available for sale, net of taxes, are included in shareholders' equity as accumulated other comprehensive income. Other-than-temporary declines in the fair value of investments are recognized in earnings when facts and circumstances indicate such write-downs are warranted.

    During the years ended December 31, 2001, 2000 and 1999, the Company had realized losses amounting to $105 million, $118 million and $70 million, which compared with realized gains of $80 million, $116 million and $69 million, respectively. At December 31, 2001, there were unrealized losses in the investment portfolio amounting to approximately $83 million and unrealized gains of $4.190 billion, net of tax. Given current market conditions, the Company could record additional other- than-temporary impairments during 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

    See Note 1 of the Notes to the Consolidated Financial Statements for a description of recently issued accounting pronouncements. The impact of adopting new accounting pronouncements will not materially affect the Company's financial condition or results of operations.

RELATED-PARTY TRANSACTIONS

    Related-party transactions are covered in detail in the Company's Proxy Statement dated March 8, 2002. The related- party transactions consist primarily of commissions paid to agents of the Company who also are directors of the Company or its subsidiaries. In total, these commissions represented less than 4 percent of the commissions paid by the Company's insurance subsidiaries in 2001.

INDEPENDENT AUDITORS' REPORT

DELOITTE
& TOUCHE

    To the Shareholders and Board of Directors of Cincinnati
Financial Corporation:

    We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Cincinnati, Ohio
February 6, 2002

CONSOLIDATED BALANCE SHEETS

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
(dollars in millions except per share data)


                                                                               December 31,
                                                                          ------------------------
                                                                            2001           2000
                                                                          --------       --------

ASSETS
Investments
   Fixed maturities, at fair value (amortized cost: 2001-$3,012;
      2000-$2,803) .................................................      $  3,010       $  2,721
   Equity securities, at fair value (cost: 2001-$2,174;
      2000-$2,068) .................................................         8,495          8,526
Other invested assets ..............................................            66             69
Cash ...............................................................            93             60
Investment income receivable .......................................            93             86
Finance receivable .................................................            27             31
Premiums receivable ................................................           732            652
Reinsurance receivable .............................................           515            215
Prepaid reinsurance premium ........................................            28             15
Deferred policy acquisition costs ..................................           286            259
Property and equipment, net, for Company use
   (accumulated depreciation: 2001-$135; 2000-$124) ................           125            122
Other assets .......................................................            99            173
Separate accounts ..................................................           390            358
                                                                          --------       --------
      Total assets .................................................      $ 13,959       $ 13,287
                                                                          ========       ========

LIABILITIES
Insurance reserves
   Losses and loss expenses ........................................      $  2,932       $  2,473
   Life policy reserves ............................................           674            605
Unearned premium ...................................................         1,062            922
Other liabilities ..................................................           293            257
Deferred income tax ................................................         2,001          2,058
Notes payable ......................................................           183            170
6.9% senior debenture due 2028 .....................................           420            420
5.5% convertible senior debenture due 2002 .........................             6             29
Separate accounts ..................................................           390            358
                                                                          --------       --------
      Total liabilities ............................................         7,961          7,292
                                                                          --------       --------
SHAREHOLDERS' EQUITY
Common stock, par value-$2 per share; authorized 200 million shares;
   issued: 2001-175 million shares; 2000-173 million shares ........           350            346
Paid-in capital ....................................................           284            254
Retained earnings ..................................................         1,678          1,620
Accumulated other comprehensive income-unrealized gains
   on investments and derivatives ..................................         4,113          4,156
                                                                          --------       --------
                                                                             6,425          6,376
Less treasury stock at cost (2001-13 million shares;
2000-12 million shares) ............................................          (427)          (381)
                                                                          --------       --------
   Total shareholders' equity ......................................         5,998          5,995
                                                                          --------       --------
   Total liabilities and shareholders' equity ......................      $ 13,959       $ 13,287
                                                                          ========       ========


Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME
Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
(dollars in millions except per share data)


                                                            Years Ended December 31,
                                                      -----------------------------------
                                                       2001          2000           1999
                                                      -------       -------       -------

REVENUES
Net earned premiums
   Property casualty ...........................      $ 2,071       $ 1,827       $ 1,657
   Life ........................................           77            77            66
   Accident health .............................            4             3             9
                                                      -------       -------       -------
      Net earned premiums ......................        2,152         1,907         1,732
Net investment income ..........................          421           415           387
Realized losses on investments .................          (25)           (2)           (1)
Other income ...................................           13            11            10
                                                      -------       -------       -------
      Total revenues ...........................        2,561         2,331         2,128
                                                      -------       -------       -------
BENEFITS AND EXPENSES
Insurance losses and policyholder benefits .....        1,663         1,581         1,254
Commissions ....................................          392           351           316
Other operating expenses .......................          184           172           152
Taxes, licenses and fees .......................           72            56            60
Increase in deferred policy acquisition costs ..          (27)          (33)          (17)
Interest expense ...............................           39            37            33
Other expenses .................................           17            19             8
Asset impairment-software written off ..........           --            39            --
                                                      -------       -------       -------
      Total benefits and expenses ..............        2,340         2,222         1,806
                                                      -------       -------       -------

INCOME BEFORE INCOME TAXES .....................          221           109           322
                                                      -------       -------       -------

PROVISION (BENEFIT) FOR INCOME TAXES
   Current .....................................           62           (11)           77
   Deferred ....................................          (34)            2           (10)
                                                      -------       -------       -------
      Total provision (benefit) for income taxes           28            (9)           67
                                                      -------       -------       -------


NET INCOME .....................................      $   193       $   118       $   255
                                                      =======       =======       =======
PER COMMON SHARE
   Net income (basic) ..........................      $  1.20       $   .74       $  1.55
                                                      =======       =======       =======
   Net income (diluted) ........................      $  1.19       $   .73       $  1.52
                                                      =======       =======       =======



Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
(dollars in millions)


                                                                                                        ACCUMULATED
                                                                                                            OTHER         TOTAL
                                               COMMON      TREASURY        PAID-IN          RETAINED    COMPREHENSIVE  SHAREHOLDERS'
                                               STOCK        STOCK          CAPITAL          EARNINGS       INCOME         EQUITY
                                               -----        -----          -------          --------       ------         ------

Balance, December 31, 1998 .............       $  341     $  (97)          $  218            $1,481        $3,678        $5,621


Net income .............................                                                        255                         255
Change in accumulated other
   comprehensive income, net ...........                                                                     (148)         (148)
                                                                                                                         ------
Comprehensive income ...................                                                                                    107
Dividends declared .....................                                                       (112)                       (112)
Purchase/issuance of
   treasury shares .....................                    (217)                                                          (217)
Stock options exercised ................            1                           6                                             7
Conversion of debentures ...............            2                          13                                            15
                                               ------     ------           ------            ------        ------        ------
Balance, December 31, 1999 .............          344       (314)             237             1,624         3,530         5,421


Net income .............................                                                        118                         118
Change in accumulated other
   comprehensive income, net ...........                                                                      626           626
                                                                                                                         ------
Comprehensive income ...................                                                                                    744
Dividends declared .....................                                                       (122)                       (122)
Purchase/issuance of
treasury shares ........................                     (67)                                                           (67)
Stock options exercised ................            1                          10                                            11
Conversion of debentures ...............            1                           7                                             8
                                               ------     ------           ------            ------        ------        ------
Balance, December 31, 2000 .............          346       (381)             254             1,620         4,156         5,995


Net income .............................                                                        193                         193
Change in accumulated other
   comprehensive income, net ...........                                                                      (43)          (43)
                                                                                                                         ------
Comprehensive income ...................                                                                                    150
Dividends declared .....................                                                       (135)                       (135)
Purchase/issuance of
   treasury shares .....................                     (46)                                                           (46)
Stock options exercised ................            1                          10                                            11
Conversion of debentures ...............            3                          20                                            23
                                               ------     ------          ------             ------        ------        ------
Balance, December 31, 2001 .............       $  350     $ (427)          $  284            $1,678        $4,113        $5,998
                                               ======     ======          ======             ======        ======        ======

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------
(dollars in millions)

                                                                              Years Ended December 31,
                                                                            -----------------------------
                                                                             2001       2000        1999
                                                                            -----      ------       -----

Cash flows from operating activities:
        Net income ...................................................      $ 193       $ 118       $ 255
        Adjustments to reconcile net income to net
                cash provided by operating activities:
        Depreciation and amortization ................................         25          18          16
        Realized loss on investments .................................         25           2           1
        Asset impairment-software written off ........................         --          39          --
        Interest credited to contract holders ........................         19          24          20
        Changes in:
                Investment income receivable .........................         (7)        (11)         (3)
                Premiums and reinsurance receivable ..................       (399)       (153)        (65)
                Deferred policy acquisition costs ....................        (27)        (33)        (17)
                Other assets .........................................         37         (72)          2
                Loss and loss expense reserves .......................        459         319          99
                Life policy reserves .................................         44          42         316
                Unearned premiums ....................................        140          85          47
                Other liabilities ....................................         22          53          15
                Current income tax ...................................         43         (63)         21
                Deferred income tax ..................................        (34)          2         (10)
                                                                            -----       -----       -----
                Net cash provided by operating activities ............        540         370         697
                                                                            -----       -----       -----

Cash flows from investing activities:
        Sale of fixed maturities investments .........................         35           4          62
        Call or maturity of fixed maturities investments .............        218         302         316
        Sale of equity securities investments ........................        223         294         197
        Collection of finance receivables ............................         16          15          16
        Purchase of fixed maturities investments .....................       (531)       (796)       (423)
        Purchase of equity securities investments ....................       (295)       (272)       (246)
        Investment in property and equipment .........................        (15)        (44)       (102)
        Investment in finance receivables ............................        (12)        (13)        (17)
        Investment in other invested assets ..........................          2          (3)         (8)
                                                                            -----       -----       -----
                Net cash used in investing activities ................       (359)       (513)       (205)
                                                                            -----       -----       -----

Cash flows from financing activities:
        Payment of cash dividends to shareholders ....................       (132)       (119)       (110)
        Purchase/issuance of treasury shares .........................        (44)        (67)       (217)
        Increase in notes payable ....................................         13          52         118
        Proceeds from stock options exercised ........................          9          11           7
        Contract holder funds deposited ..............................         24          19          19
        Contract holder funds withdrawn ..............................        (18)        (32)        (28)
                                                                            -----       -----       -----
                Net cash used in provided by financing activities ....       (148)       (136)       (211)
                                                                            -----       -----       -----

Net increase (decrease) in cash ......................................         33        (279)        281
Cash at beginning of year ............................................         60         339          58
                                                                            -----       -----       -----
Cash at end of year ..................................................      $  93       $  60       $ 339
                                                                            =====       =====       =====

Supplemental disclosures of cash flow information:
        Interest paid ................................................      $  41       $  40       $  32
        Income taxes paid ............................................          9          33          55
        Conversion of 5.5% senior debentures to common stock .........         24           7          15
        Conversion of fixed maturity to equity security investments ..         51          12          83

Supplemental disclosure of noncash activity - During 2000, the Company established a separate account. This resulted in a noncash transfer to the separate account of the following: $301 from investments, $308 from life policy reserves, $11 from cash, $8 from accounts receivable/payable securities, $5 from investment income receivable and $1 from other liabilities.

Accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

ALL DOLLAR AMOUNTS IN MILLIONS, EXCEPT SHARE DATA, UNLESS
OTHERWISE STATED.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS - Cincinnati Financial Corporation (Company), through four insurance subsidiaries, sells insurance, primarily in the Midwest and Southeast regions of the United States of America through a network of local independent agents. Insurance products include fire, automobile, casualty, bonds and all related forms of property casualty insurance as well as life insurance, long term care, disability income policies and annuities.

    BASIS OF PRESENTATION - The consolidated financial statements include the accounts of the Company and subsidiaries, each of which is wholly owned, and are presented in conformity with accounting principles generally accepted in the United States of America. All significant inter-company balances and transactions have been eliminated in consolidation.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    PROPERTY CASUALTY INSURANCE - Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are deferred and earned on a pro rata basis over the terms of the policies. The portion of written premiums applicable to the unexpired terms of the policies is recorded as unearned premiums. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims, based upon facts in each claim and the Company's experience with similar claims. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments are reflected in current operations.

    LIFE INSURANCE - Premiums for traditional life insurance and certain life contingent annuities are recognized as secure when due. Policy acquisition costs are deferred and amortized over the premium-paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3 percent to 7 percent.

    Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves. Interest rates on approximately $471 and $414 of such reserves at December 31, 2001 and 2000, respectively, are periodically adjusted based upon market conditions.

    ACCIDENT HEALTH INSURANCE - Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property casualty insurance discussed above.

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

    INVESTMENTS - Fixed maturities (bonds and notes) and equity securities (common and preferred stocks), including embedded derivatives, are classified as available for sale and are stated at fair values. The Company now accounts for the fair value of embedded derivatives separately in its consolidated balance sheets.

    Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity in accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

    Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis, and dividends are recorded at the ex-dividend date.

    DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES - The Company invests in certain financial instruments that contain embedded options, such as convertible debt and convertible preferred stock. The Company also entered into an interest rate swap agreement as a cash flow hedge during 2001 in order to fix an interest rate related to certain of its variable rate debt obligations ($31 notional amount). Upon adoption of Statement of Financial Accounting Standards
(SFAS) No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," as amended, on January 1, 2001, changes in the fair value of the Company's derivative financial instruments and its interest rate swap agreement began to be either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income). Neither the adoption of SFAS No. 133 nor any subsequent changes in fair values of these instruments have had a significant impact on the accompanying consolidated financial statements.

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

    PROPERTY AND EQUIPMENT - Property and equipment is at cost less accumulated depreciation. The Company provides depreciation based on estimated useful lives using straight-line and accelerated methods. Depreciation expense recorded in 2001, 2000 and 1999 was $25, $20 and $18, respectively. The Company reviews property and equipment for impairment whenever events or changes in circumstances, such as significant decreases in market values of assets, changes in legal factors or in the business climate, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, or other such factors indicate that the carrying amount may not be recoverable.

    The Company capitalizes costs related to computer software developed for internal use during the application development stage of software development projects. These costs generally consist of certain external, payroll and payroll-related costs. During 2000, the Company wrote off $39 of previously capitalized costs related to the development of next-generation software to process property casualty policies.

    FEDERAL INCOME TAXES - Deferred income tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred income taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity in accumulated other comprehensive income, and deferred taxes associated with other differences are charged to income.

    SEPARATE ACCOUNTS - The Company issues variable life contracts with guaranteed minimum returns, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the separate accounts. Minimum investment returns and account values are guaranteed by the Company and also include death benefits to beneficiaries of the contract holders.

    The assets of the separate accounts are carried at fair value. Separate account liabilities primarily represent the contract holders' claims to the related assets and are carried at the fair value of the assets. In the event that the asset value of contract holders' accounts is projected below the value guaranteed by the Company, a liability is established through a charge to the Company's earnings. Investment income and realized capital gains and losses of the separate accounts generally accrue directly to the contract holders and, therefore, are not included in the Company's Consolidated Statements of Income. Revenues and expenses for the Company related to the separate accounts consist of contractual fees, percentages of net realized capital gains and losses, and mortality, surrender and expense risk charges.

    EARNINGS PER SHARE - Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

    FAIR VALUE DISCLOSURES - Fair values for investments in fixed-maturity securities (including redeemable preferred stock and assets held in separate accounts) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.

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

    NEW ACCOUNTING PRONOUNCEMENTS - On June 29, 2001, SFAS No. 141 "Business Combinations"was approved by the Financial Accounting Standards Board (FASB). The Company's adoption of SFAS No. 141 on July 1, 2001 had no effect on its consolidated financial statements.

    On June 29, 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002. The Company does not expect that SFAS No. 142 will have a material effect on its consolidated financial statements.

    In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," while retaining the fundamental provisions of Statement No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

The Company does not expect these standards will have a material effect on its consolidated financial statements.

    RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with current-year classifications.

2. INVESTMENTS

                                                                                  Years Ended December 31,
                                                                                ----------------------------
                                                                                2001       2000         1999
                                                                                ----       ----         ----

Investment income summarized by investment category:
   Interest on fixed maturities .........................................      $ 226       $ 222       $ 219
   Dividends on equity securities .......................................        193         186         165
   Other investment income ..............................................          7          11           8
                                                                               -----       -----       -----
     Total ..............................................................        426         419         392
   Less investment expenses .............................................          5           4           5

     Net investment income ..............................................      $ 421       $ 415       $ 387
                                                                               =====       =====       =====

Realized (losses) gains on investments summarized by investment category:
   Fixed maturities:
     Gross realized gains ...............................................      $   6       $   8       $  11
     Gross realized losses ..............................................        (73)        (76)        (49)
   Equity securities:
     Gross realized gains ...............................................         65         108          58
     Gross realized losses ..............................................        (32)        (42)        (21)
     Embedded derivatives ...............................................          9          --          --
                                                                               -----       -----       -----
     Realized losses on investments .....................................      $ (25)      $  (2)      $  (1)
                                                                               =====       =====       =====

Change in unrealized (losses) gains on investments summarized by investment category:
   Fixed maturities .....................................................      $  79       $  (7)      $(204)
   Equity securities ....................................................       (145)        969         (23)
                                                                               -----       -----       -----
     Change in unrealized (losses) gains on investments .................      $ (66)      $ 962       $(227)
                                                                               =====       =====       =====



Contractual maturity dates for investments in fixed maturity securities as of December 31, 2001:

                                                               AMORTIZED         FAIR           % OF
                                                                  COST           VALUE       FAIR VALUE
                                                                  ----           -----       ----------

Maturity dates occurring:
  One year or less .......................................       $  168          $  169          5.6
  After one year through five years ......................          720             721         24.0
  After five years through ten years .....................          975             958         31.8
  After ten years ........................................        1,149           1,162         38.6
                                                                  -----           -----         ----
    Total ................................................       $3,012          $3,010        100.0
                                                                 ======          ======        =====

   Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

   At December 31, 2001, investments with a cost of $63 and fair value of $64 were on deposit with various states in compliance with certain regulatory requirements.

   Analysis of cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value as of December 31:


                                                                      COST OR      GROSS       GROSS
                                                                     AMORTIZED   UNREALIZED  UNREALIZED     FAIR
2001                                                                   COST        GAINS       LOSSES      VALUE
                                                                     ---------   ----------  ----------    ------

Fixed maturities:
  States, municipalities and political subdivisions ..............     $1,013      $   37      $    8      $1,042
  Convertibles and bonds with warrants attached ..................         69           6           4          71
  Public utilities ...............................................        115           3           3         115
  United States government and government agencies and authorities          4           1          --           5
  All other corporate bonds ......................................      1,811          57          91       1,777
                                                                       ------      ------      ------      ------
    Total ........................................................     $3,012      $  104      $  106      $3,010
                                                                       ======      ======      ======      ======
Equity securities ................................................     $2,174      $6,342      $   21      $8,495
                                                                       ======      ======      ======      ======

2000
Fixed maturities:
  States, municipalities and political subdivisions ..............     $  947      $   38      $    2      $  983
  Convertibles and bonds with warrants attached ..................         77           1          10          68
  Public utilities ...............................................         81           3           1          83
  United States government and government agencies and authorities          7          --          --           7
  All other corporate bonds ......................................      1,691          40         151       1,580
                                                                       ------      ------      ------      ------
    Total ........................................................     $2,803      $   82      $  164      $2,721
                                                                       ======      ======      ======      ======
Equity securities ................................................     $2,068      $6,518      $   60      $8,526
                                                                       ======      ======      ======      ======

   The fair value of the conversion features embedded in convertible securities amounted to $9 at December 31, 2001.

   Investments in companies that exceed 10 percent of the Company's shareholders' equity include the following as of December 31:

                                                            2001                          2000
                                                            ----                          ----
                                                      Cost       Fair Value         Cost      Fair Value
                                                      ----       ----------         ----      ----------
Fifth Third Bancorp common stock ............        $  283        $4,464           $269       $4,330
Alltel Corporation common stock .............        $  119        $  813           $119       $  823

Cincinnati Financial Corporation and Subsidiaries
-------------------------------------------------------------------------------

3. DEFERRED ACQUISITION COSTS

    Acquisition costs incurred and capitalized during 2001, 2000 and 1999 amounted to $481, $438 and $382, respectively. Amortization of deferred acquisition costs was $454, $405 and $365 for 2001, 2000 and 1999, respectively.

4. PROPERTY CASUALTY LOSSES AND LOSS EXPENSES

    Activity in the reserve for losses and loss expenses is summarized as follows:

                                                                   Years Ended December 31,
                                                          ----------------------------------------
                                                            2001            2000             1999
                                                            ----            ----             ----

Balance at January 1 ................................     $ 2,401         $ 2,093          $ 1,978
  Less reinsurance receivable .......................         219             161              138
                                                          -------         -------          -------
Net balance at January 1 ............................       2,182           1,932            1,840
                                                          -------         -------          -------

Incurred related to:
  Current year ......................................       1,653           1,528            1,304
  Prior years .......................................         (62)            (20)            (116)
                                                          -------         -------          -------
Total incurred ......................................       1,591           1,508            1,188
                                                          -------         -------          -------

Paid related to:
  Current year ......................................         724             667              574
  Prior years .......................................         697             591              522
                                                          -------         -------          -------
Total paid ..........................................       1,421           1,258            1,096
                                                          -------         -------          -------

Net balance at December 31 ..........................       2,352           2,182            1,932
  Plus reinsurance receivable .......................         513             219              161
                                                          -------         -------          -------
  Balance at December 31 ............................     $ 2,865         $ 2,401          $ 2,093
                                                          =======         =======          =======

     As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $62, $20 and $116 in 2001, 2000 and 1999. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

     The reserve for losses and loss expenses in the accompanying balance sheets also includes $67 and $72 at December 31, 2001 and 2000, respectively, for certain life health losses and loss checks payable.

5. LIFE POLICY RESERVES

     Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves as of December 31:

                                        2001            2000
                                        ----            ----

Ordinary/traditional life               $184            $171
Universal life ..........                272             251
Annuities ...............                199             163
Industrial ..............                 15              15
Other ...................                  4               5
                                         ---             ---
  Total .................               $674            $605
                                        ====            ====


     At December 31, 2001 and 2000, the fair value associated with the annuities shown above approximated $213 and $179, respectively.

6. NOTES PAYABLE

     The Company and subsidiaries had no compensating balance requirement on debt for either 2001 or 2000. The Company had two lines of credit with commercial banks amounting to $275 in 2001 (expiring in 2002) and $225 in 2000, of which $183 and $170 were in use at December 31, 2001 and 2000. Interest rates charged on such borrowings ranged from 2.32 percent to 7.40 percent during 2001, which resulted in an average interest rate of 5.27 percent. At December 31, 2001, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 4.34 percent.

     The Company entered an interest rate swap agreement during 2001, which expires in 7 years, to hedge future cash flows (thereby obtaining a fixed interest rate) related to certain variable rate debt obligations ($31 notional amount). This swap is reflected at fair value in the accompanying balance sheet and the unrealized loss at December 31, 2001, which is insignificant, is a component of comprehensive income. The Company does not expect any significant amounts to be reclassified into earnings as a result of interest rate changes in the next 12 months.

7. SENIOR DEBENTURES

     The Company issued $420 of senior debentures due in 2028 in 1998. The convertible senior debentures due in 2002 are convertible by the debenture holders into shares of common stock at a conversion price of $14.88 per share (67.23 shares for each one thousand dollars principal). At December 31, 2001 and 2000, the fair value of the debentures approximated $415 and $450, respectively.

8. SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

     The insurance subsidiaries paid cash dividends to the Company of approximately $100, $100 and $175 in 2001, 2000 and 1999, respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10 percent of statutory surplus or 100 percent of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations may be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 2002, the total dividends that may be paid to the Company without regulatory approval are approximately $257.

     One million shares of common stock were available for future stock option grants, as of December 31, 2001.

     The Company's Board of Directors has authorized the repurchase of outstanding shares. At December 31, 2001, 7.9 million shares remain authorized for repurchase at any time in the future. The Company has purchased 13.0 million shares at a cost of $423 million between the inception of the share repurchase program in 1996 and December 31, 2001.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

   Declared cash dividends per share were $.84, $.76 and $.68 as of December 31, 2001, 2000 and 1999, respectively.

   ACCUMULATED OTHER COMPREHENSIVE INCOME - The change in unrealized gains on investments and derivatives included:

                                                   2001        2000        1999
                                                  -----       -----       -----
Unrealized holding (losses) gains on
   securities and derivatives arising
   during the period .......................      $(100)      $ 960       $(228)
Reclassification adjustment:
   Net realized loss on investments ........         34           2           1
Income taxes on above ......................         23        (336)         79
                                                  -----       -----       -----
Change in unrealized (losses) gains
   on securities and derivatives, net ......      $ (43)      $ 626       $(148)
                                                  =====       =====       =====


     Income taxes relate to each component above ratably.

9. REINSURANCE

     Property casualty premium income in the accompanying statements of income includes approximately $38, $34 and $37 of earned premiums on assumed business and is net of approximately $155, $108 and $96 of earned premiums on ceded business for 2001, 2000 and 1999, respectively.

     Written premiums consist of the following:

                                            Years Ended December 31,
                                  ---------------------------------------------
                                    2001               2000               1999
                                  -------            -------            -------
Direct ................           $ 2,315            $ 1,987            $ 1,764
Assumed ...............                41                 36                 37
Ceded .................              (168)               (99)               (94)
                                  -------            -------            -------
   Net ................           $ 2,188            $ 1,924            $ 1,707
                                  =======            =======            =======


     Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $422, $109 and $63 of reinsurance recoveries for 2001, 2000 and 1999, respectively.

10. FEDERAL INCOME TAXES

     Significant components of the Company's net deferred tax liability are as follows as of December 31:

                                                              2001         2000
                                                             ------       ------
Deferred tax liabilities:
   Unrealized gains on investments and derivatives ...       $2,208       $2,232
   Deferred acquisition costs ........................          100           82
   Other .............................................           26           28
                                                             ------       ------
   Total .............................................        2,334        2,342
                                                             ------       ------

Deferred tax assets:
   Losses and loss expense reserves ..................          187          178
   Unearned premiums .................................           83           64
   Life policy reserves ..............................           20           19
   Tax credit carryforward ...........................            9           10
   Other .............................................           34           13
                                                             ------       ------
   Total .............................................          333          284
                                                             ------       ------
Net deferred tax liability ...........................       $2,001       $2,058
                                                             ======       ======


     The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

     The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                                2001         2000         1999
                                                ----         ----         ----
Tax at statutory rate ...................       35.0%        35.0%        35.0%
Increase (decrease) resulting from:
   Tax-exempt municipal bonds ...........       (7.9)       (15.1)        (5.1)
   Dividend exclusion ...................      (16.0)       (30.4)        (9.2)
   Other ................................        1.6          1.6           .1
                                                ----         ----         ----

Effective rate ..........................       12.7%        (8.9)%       20.8%
                                                ====         ====         ====


     No provision has been made (at December 31, 2001, 2000 and 1999) for federal income taxes on approximately $14 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

11. NET INCOME PER COMMON SHARE

     Basic earnings per share is computed based on the weighted average number of shares outstanding. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares outstanding. For the Company, dilutive potential common shares consist of outstanding stock options and shares issuable under its 5.5 percent convertible senior debentures (debentures). The computations of basic and diluted earnings per share are as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                         2001     2000      1999
                                                        -----     ----      -----

Numerator:
   Net income (basic) ............................      $ 193     $118      $ 255
   Effect of debentures ..........................          1        1          1
                                                        -----     ----      -----

   Net income (diluted) ..........................      $ 194     $119      $ 256
                                                        =====     ====      =====


Denominator (in millions):
   Weighted average common shares outstanding ....        161      161        165
   Effect of:
      Debentures .................................          1        2          2
      Stock options ..............................          -        1          2
                                                        -----     ----      -----

   Adjusted weighted average shares ..............        162      164        169
                                                        =====     ====      =====


Earnings per share:
   Basic .........................................      $1.20     $.74      $1.55
                                                        =====     ====      =====
   Diluted .......................................      $1.19     $.73      $1.52
                                                        =====     ====      =====




     Options to purchase 1 million shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

12. PENSION PLAN

     The Company and subsidiaries sponsor a defined contribution plan (401(k) savings plan) and a defined benefit pension plan covering substantially all employees. Benefits for the defined benefit plan are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth summarized information on the Company's defined benefit pension plan:

                                                           Years Ended December 31,
                                                           ------------------------
                                                              2001        2000
                                                             -----        -----

Change in benefit obligation:
   Benefit obligation at beginning of year ...........       $  88        $  76
   Service cost ......................................           6            5
   Interest cost .....................................           7            6
   Actuarial loss (gain) .............................           8            6
   Benefits paid .....................................          (3)          (5)
                                                             -----        -----
   Benefit obligation at end of year .................       $ 106        $  88
                                                             =====        =====

Change in plan assets:
   Fair value of plan assets at beginning of year ....       $ 160        $ 148
   Actual return on plan assets ......................         (10)          17
   Benefits paid .....................................          (3)          (5)
                                                             -----        -----
   Fair value of plan assets at end of year ..........       $ 147        $ 160
                                                             =====        =====

Funded status:
   Funded status at end of year ......................       $  41        $  72
   Unrecognized net actuarial gain ...................         (43)         (76)
   Unrecognized net transitional asset ...............          (2)          (2)
   Unrecognized prior service cost ...................           9            9
                                                             -----        -----
   Prepaid (accrued) pension cost ....................       $   5        $   3
                                                             =====        =====


     The fair value of the Company's stock comprised $22 and $23 of the plan's assets at December 31, 2001 and 2000, respectively.

     The following summarizes the assumptions for the plan:

                                            Years Ended December 31,
                                            ------------------------
                                            2001               2000
                                            ----               ----

Discount rate ..........................    7.00%              7.25%
Expected return on plan assets .........    8.00               8.00
Rate of compensation increase ..........     5-7                5-7

     The components of the net periodic benefit cost are as follows:

                                                    Years Ended December 31,
                                                --------------------------------
                                                2001          2000          1999
                                                ----          ----          ----

Service cost ..........................         $  6          $  5          $ 5
Interest cost .........................            7             6            5
Expected return on plan assets ........          (12)          (11)          (9)
Amortization of actuarial gain ........           (3)           (3)          (1)
                                                ----          ----          ---
Net pension expense ...................         $ (2)         $ (3)           -
                                                ====          ====          ===


13. STATUTORY ACCOUNTING INFORMATION

     Accounting principles generally accepted in the United States of America differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities.

     The National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (the Codification). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Ohio, the domiciliary state of the Company's insurance subsidiaries, required adoption of the Codification with certain modifications for the preparation of statutory financial statements effective January 1, 2001. The following table reconciles consolidated net income for the years ended December 31, and shareholders' equity at December 31, as reported herein in conformity with GAAP, with total statutory net income and capital and surplus of the Company's insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

                                                            Net Income
                                                   ----------------------------
                                                   2001        2000        1999
                                                   ----        ----        ----

Balance per GAAP ...........................      $ 193       $ 118       $ 255
Deferred policy acquisition costs ..........        (27)        (33)        (17)
Deferred income taxes ......................        (30)          5
Income from derivatives ....................         (5)          -           -
Parent company and undistributed net
   income of certain subsidiaries ..........        (49)        (39)        (53)
Other ......................................         22          14          46
                                                  -----       -----       -----
Balance per statutory accounting practices .      $ 104       $  65       $ 231
                                                  =====       =====       =====

Balances by major business type:
Property casualty insurance ................      $  89       $  35       $ 210
Life insurance .............................         15          30          21
                                                  -----       -----       -----
                                                  $ 104       $  65       $ 231
                                                  =====       =====       =====

                                                         Shareholders' Equity
                                                         --------------------
                                                          2001            2000
                                                        -------         -------

Balance per GAAP ...............................        $ 5,998         $ 5,995
Deferred policy acquisition costs ..............           (286)           (259)
Deferred income taxes ..........................            140             687
Parent company and undistributed net
   income of certain subsidiaries ..............         (3,127)         (3,078)
Reserves and non-admitted assets ...............           (141)           (110)
Other ..........................................            (51)            (63)
                                                        -------         -------
Balance per statutory accounting practices .....        $ 2,533         $ 3,172
                                                        =======         =======

Balances by major business type:
Property casualty insurance ....................        $ 2,153         $ 2,761
Life insurance .................................            380             411
                                                        -------         -------
                                                        $ 2,533         $ 3,172
                                                        =======         =======

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

     Adopting the Codification reduced statutory capital and surplus as of January 1, 2001 by $392 for the property casualty insurance subsidiaries and $62 for the life insurance subsidiary.

14. TRANSACTIONS WITH AFFILIATED PARTIES

     The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $14, $14 and $13 on premium volume of approximately $95, $87 and $83 for 2001, 2000 and 1999, respectively.

15. CONTINGENCIES

     Various litigation and claims against the Company and its subsidiaries are in process and pending and principally result from normal insurance activities. Based upon a review of open matters with legal counsel, management believes that the outcomes of such matters will not have a material effect upon the Company's consolidated financial position or results of operations.

16. STOCK OPTIONS

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

                                                   Years Ended December 31,
                                                   ------------------------
                                                   2001      2000      1999
                                                   ----      ----      ----

Net income            As reported                 $ 193      $ 118     $ 255
                        Pro forma                   182        108       246
Net income per
   common share       As reported                 $1.20      $ .74     $1.55
     (basic)            Pro forma                  1.14        .67      1.49
Net income per
   common share       As reported                 $1.19      $ .73     $1.52
   (diluted)            Pro forma                  1.13        .66      1.47


     In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.20 percent, 2.11 percent and 2.36 percent; expected volatility of 25.54 percent, 24.92 percent and 22.89 percent; risk-free interest rates of 5.54 percent, 5.30 percent and 6.81 percent; and expected lives of 10 years for all years. Compensation expense in the pro forma disclosures is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

     A summary of options information follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                                    Weighted-Average
2001                                                  Shares         Exercise Price
                                                      ------         --------------

Outstanding at beginning of year ..........          6,153,218          $  29.05
Granted ...................................          1,132,200             36.41
Exercised .................................           (558,039)            16.30
Forfeited/revoked .........................           (123,550)            33.82
                                                     ---------
Outstanding at end of year ................          6,603,829             31.30
                                                     =========

Options exercisable at end of year ........          4,327,005
Weighted-average fair value of
   options granted during the year ........                             $  13.31

2000
Outstanding at beginning of year ..........          5,460,140          $  27.57
Granted ...................................          1,294,600             31.08
Exercised .................................           (520,679)            18.48
Forfeited/revoked .........................            (80,843)            29.57
                                                     ---------
Outstanding at end of year ................          6,153,218             29.05
                                                     =========


Options exercisable at end of year ........          3,694,725
Weighted-average fair value of
   options granted during the year ........                             $  10.56

1999
Outstanding at beginning of year ..........          4,940,591          $  25.11
Granted ...................................          1,011,800             35.46
Exercised .................................           (414,703)            16.55
Forfeited/revoked .........................            (77,548)            32.89
                                                     ---------
Outstanding at end of year ................          5,460,140             27.57
                                                     =========

Options exercisable at end of year ........          3,224,461
Weighted-average fair value of
   options granted during the year ........                             $  14.40

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------

Options outstanding and exercisable consisted of the following at December 31, 2001:


                       OPTIONS OUTSTANDING                                                OPTIONS EXERCISABLE
--------------------------------------------------------------------------------         -----------------------------------
RANGE OF                                WEIGHTED-AVERAGE
EXERCISE                                   REMAINING            WEIGHTED-AVERAGE                           WEIGHTED-AVERAGE
PRICES                  NUMBER          CONTRACTUAL LIFE         EXERCISE PRICE          NUMBER             EXERCISE PRICE
------                  ------          ----------------         --------------          ------             --------------

$12.14 TO 15.79          195,295            1.07 YRS                 $13.43               195,295               $13.43
$15.95 TO 20.47          433,509            3.57 YRS                  18.93               433,509                18.93
$20.50 TO 23.00        1,064,123            4.62 YRS                  21.26             1,064,123                21.26
$26.41 TO 29.72        1,052,939            8.85 YRS                  29.60               372,268                29.41
$32.06 TO 33.75          741,736            7.05 YRS                  33.62               501,916                33.63
$33.88 TO 39.88        2,223,367            8.09 YRS                  35.50               972,811                34.44
$40.16 TO 45.37          892,860            6.59 YRS                  42.78               787,083                43.07
                       ---------            --------                 ------             ---------               ------
                       6,603,829            6.83 YRS                 $31.30             4,327,005               $29.74
                       =========            ========                 ======             =========               ======

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

Cincinnati Financial Corporation and Subsidiaries
--------------------------------------------------------------------------------
(dollars in millions except per share data)

Financial data for each quarter in the two years ended December 31:

                                                               2001
                                           ----------------------------------------------------
Quarter                                     1st      2nd        3rd         4th       Full Year
                                            ---      ---        ---         ---       ---------

Revenues ...............................   $618      $645      $ 644       $  654       $2,561
Income before income taxes .............     97        51         34           39          221
Net income .............................     72        49         36           36          193
Net income per common share (basic) ....    .45       .30        .22          .23         1.20
Net income per common share (diluted)...    .44       .30        .22          .22         1.19


                                                                2000
                                           -----------------------------------------------------
Quarter                                     1st       2nd       3rd          4th       Full Year
                                           -----------------------------------------------------
Revenues ...............................   $571      $579      $ 600        $ 581       $2,331
Income before income taxes .............    104        97         (9)*        (83)         109*
Net income .............................     79        75          6*         (41)         118*
Net income per common share (basic) ....    .49       .46        .03*        (.26)         .74*
Net income per common share (diluted)...    .48       .45        .03*        (.26)         .73*

Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.

*Third-quarter and full-year 2000 results include a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax.